As filed with the Securities and Exchange Commission on December 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST PLACE FINANCIAL CORP.

(exact name of registrant as specified in its charter)

Delaware

(state or other jurisdiction of incorporation or organization)

6036

(Primary Standard Industrial Classification Code Number)

34-1880130

(IRS Employer Identification No.)

185 East Market Street

Warren, Ohio 44481

(330) 373-1221

(Address, including zip code, and telephone number,

including area code, of registrants’ principal executive offices)

Steven R. Lewis

President and Chief Executive Officer

185 East Market Street

Warren, Ohio 44481

(330) 373-1221

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Joseph G. Passaic, Jr., Esquire Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037 (202) 457-6000	Laurence B. Deitch, Esquire Bodman, Longley & Dahling LLP 100 Renaissance Center, 34th Floor Detroit, Michigan 48243 (313) 392-1055

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, Par Value $0.01 per share.	2,116,452	N/A	$38,866,763	$3,144.32

(1)	Represents the estimated maximum number of shares of First Place Financial Corp. (“First Place”) common stock, par value $.01 per share (“First Place Common Stock”), to be issued pursuant to the Agreement and Plan of Merger, dated November 10, 2003, by and between First Place and Franklin Bancorp, Inc. (“Franklin”), based on (i) 3,722,870 shares of Franklin common stock, no par value (“Franklin Common Stock”) outstanding, (ii) the exchange and cancellation of 50% of such outstanding shares of Franklin Common Stock (1,861,435 shares) for First Place Common Stock, with the remaining outstanding shares of Franklin Common Stock being exchanged and cancelled for cash and (iii) the exchange ratio of 1.137 shares of First Place Common Stock for each share of Franklin Common Stock.
(2)	Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate market value of the estimated number of shares of Franklin Common Stock to be converted into the right to receive First Place Common Stock in the merger (as discussed in Note 1 above), based upon the value of the average of high and low prices ($20.94) of shares of Franklin’s Common Stock on the Nasdaq National Market on December 18, 2003, which was reduced by an estimated amount of cash ($39,090,135) to be paid by First Place for such shares of Franklin Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

FRANKLIN BANCORP, INC.

24725 West Twelve Mile Road

Southfield, Michigan 48034

(248) 358-4710

                 , 2004

Dear fellow shareholders:

You are cordially invited to attend a special meeting of shareholders of Franklin Bancorp, Inc. (“Franklin”) to be held at     :       .m., eastern time, on                 , 2004 at the                 . At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Franklin will be merged with and into First Place Financial Corp. (“First Place”).

If the merger agreement is approved and the merger is subsequently completed, you may elect to receive the following as consideration for your outstanding shares of Franklin common stock:

•	$21.00 in cash, without interest, for each share of Franklin common stock;

•	1.137 shares of First Place common stock for each share of Franklin common stock;

•	the fixed consideration of 50% First Place common stock (.5685 shares) and 50% cash ($10.50) for each share of Franklin common stock; or

•	a portion in First Place common stock and a portion in cash in amounts determined by you.

You will have the opportunity to elect the form of consideration you want to receive for your shares on the enclosed election form. Whether or not you receive the form of consideration you elect will depend upon the allocation procedures described beginning on page 42 of this proxy statement/prospectus, which are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock with the remaining consideration to be paid in cash. To make your election, the election form must be properly completed and submitted by 5:00 p.m., eastern time, on the date of the special meeting.

First Place common stock is traded on the Nasdaq National Market under the symbol “FPFC.” On                          , 2004, the closing sale price of a share of First Place common stock was $            .

The merger cannot be completed unless the holders of a majority of the outstanding shares of Franklin common stock, voting in person or by proxy, vote in favor of approval of the merger agreement at the special meeting.

Our board of directors believes that the proposed merger is in the best interests of Franklin and its shareholders. Hovde Financial LLC, Franklin’s financial advisor, has rendered an opinion to the effect that the consideration to be received by Franklin’s shareholders in the merger is fair to them from a financial point of view. Accordingly our board of directors recommends that you vote “FOR” approval of the merger agreement.

The accompanying document gives you detailed information about the special meeting, the merger and related matters. We urge you to read this entire document carefully, including the considerations discussed under “Risk Factors,” beginning on page 20, and the annexes thereto, which include the merger agreement.

Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card and the election form in the enclosed postage prepaid envelopes. Failure to vote your shares by mail or in person at the special meeting will have the same effect as a vote against the merger agreement.

1

We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

Sincerely,

David F. Simon Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First Place common stock to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of First Place common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus is dated             , 2004 and was first mailed

to shareholders of Franklin on or about             , 2004

FRANKLIN BANCORP, INC.

24725 West Twelve Mile Road

Southfield, Michigan 48034

(248) 358-4710

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on             , 2004

To the shareholders of Franklin Bancorp, Inc.:

We will hold a special meeting of shareholders of Franklin Bancorp, Inc. (“Franklin”) at     :       .m., eastern time, on                          , 2004, at                     , for the following purposes:

1.	to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of November 10, 2003 by and between First Place Financial Corp. and Franklin, as described in the attached document;

2.	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on             , 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of Franklin common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

Our board of directors has determined that the merger agreement is in the best interests of Franklin and its shareholders and recommends that shareholders vote “FOR” approval of the merger agreement.

Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card and the election form in the enclosed postage prepaid envelopes. Failure to vote your shares by mail or in person at the special meeting will have the same effect as a vote against the merger agreement.

By Order of the Board of Directors

Dean A. Friedman
Secretary

Southfield, Michigan

            , 2004

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Place from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document but not otherwise accompanying this document by requesting them in writing or by telephone from First Place as follows:

First Place Financial Corp

185 East Market Street

Warren, Ohio 44481-1102

Attention: J. Craig Carr

(330) 373-1221

You will not be charged for any of these documents that you request. If you would like to request documents, please do so by                     , 2004 in order to receive them before the special meeting.

For additional information regarding where you can find information about First Place, please see “Where You Can Find More Information,” beginning on page 118.

i

TABLE OF CONTENTS [TO BE UPDATED]

ii

ANNEXES:

Annex I	Agreement and Plan of Merger, dated as of November 10, 2003 by and between First Place Financial Corp. and Franklin Bancorp, Inc.	I-1
Annex II	Opinion of Hovde Financial LLC	II-1
Annex III	Form of Voting Agreement for Directors and Executive Officers of Franklin (other than Mr. Simon) and Mr. Shelp	III-1
Annex IV	Form of Voting Agreement for Mr. Simon and PL Capital LLC	IV-1

iii

QUESTIONS AND ANSWERS

ABOUT THE FIRST PLACE/FRANKLIN MERGER

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Also, complete the enclosed election form indicating the form of merger consideration you would like to receive, whether all cash, all First Place common stock, a portion in cash and a portion in First Place common stock in amounts determined by you or a fixed combination of 50% cash and 50% First Place common stock. The election form must be submitted to the exchange agent in the enclosed prepaid return envelope by 5:00 p.m., eastern time, on the date of the special meeting. If you do not return the election form then your shares of Franklin common stock will be treated as no election shares and will be subject to the stock and cash allocation procedures for no election shares as described in this proxy statement/prospectus.

Q:	Why is my vote important?

A:	The merger agreement must be approved by holders of a majority of the outstanding shares of Franklin common stock. If you do not vote it will have the same effect as a vote against the merger agreement.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker or other nominee will not be able to vote shares held by it in “street name” on your behalf without instructions from you. You should instruct your broker or other nominee to vote your shares, following the directions your broker or other nominee provides.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker or other nominee to vote your shares, it will have the same effect as a vote against the merger agreement.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All shareholders are invited to attend the special meeting. However, if you hold your shares in street name, you will need proof of ownership (by means of a recent brokerage statement, letter from a broker, or other nominee) to be admitted to the meeting. Shareholders of record can vote in person at the special meeting. If your shares are held in street name, then you are not the shareholder of record and you must ask your broker or other nominee how you can vote at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker or other nominee, there are three ways you can change your vote after you have sent in your proxy card.

•	First, you may send a written notice to the secretary of Franklin stating that you would like to revoke your proxy before the special meeting.

•	Second, you may complete and submit a new proxy card. Any earlier proxies will be revoked automatically.

•	Third, you may attend the special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow directions you receive from your broker or other nominee to change your vote.

Q:	Can I elect the type of consideration that I will receive in the merger?

A:	Yes. Subject to the allocation procedures described in this proxy statement/prospectus, you may elect to receive one of the following options in exchange for your Franklin common stock; all cash, all First Place common stock, a portion in cash and a portion in First Place common stock in amounts you select or a fixed combination of 50% cash and 50% First Place common stock. Those Franklin shareholders electing the fixed combination of 50% cash and 50% First Place common stock will receive first priority in their election and will likely receive the consideration they have elected. Whether you receive the consideration you have selected will depend upon the election you make and the effect, if any, of the allocation procedures that are discussed in this proxy statement/prospectus.

Q:	Will I receive the form of consideration I elect to receive?

A:	Not necessarily. The allocation procedures described in this proxy statement/prospectus on page 42 and set forth in the merger agreement are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock, with the remaining 50% of the aggregate consideration to be paid in cash. Franklin shareholders will have the opportunity to elect all cash, all First Place common stock, a portion in cash and a portion in First Place common stock in amounts you select or a fixed combination of 50% cash and 50% First Place common stock. Those Franklin shareholders electing the fixed combination of 50% cash and 50% First Place common stock will receive first priority in their election and will likely receive the consideration they have elected. Unless you elect to receive the fixed combination of 50% cash and 50% First Place common stock for all of your shares of Franklin common stock, there is no assurance that you will receive the form of consideration you elect with respect to the Franklin common stock you hold. If there is an oversubscription of either cash or First Place common stock, then First Place will cause the exchange agent to allocate the aggregate consideration to Franklin shareholders according to the procedures set forth in this proxy statement/prospectus such that 50% of the aggregate consideration is paid in cash and 50% is paid in First Place common stock.

Q.	If my shares are held in street name by my broker, will my broker automatically make an election with respect to the consideration to be received by me in exchange for my shares of Franklin common stock?

A.	No. Your broker or other nominee will not be able to make an election with respect to shares held by it in “street name” on your behalf without instructions from you. You should instruct your broker or other nominee on which election to make, following the directions your broker or other nominee provides.

Q.	What if I fail to instruct my broker to complete the election form?

A.	If you fail to instruct your broker or other nominee on which election to make, you will be treated as if you did not make an election with respect to the consideration to be received by you in exchange for your shares of Franklin common stock. Such shares will be treated as no election shares and will be subject to the allocation procedures described in this proxy statement/prospectus.

Q.	Will I be able to change my election after the Franklin shareholder meeting?

A:	No. If you delivered an election form indicating the form of consideration you wish to receive in the merger, you will not be able to change that election after 5:00 p.m., Eastern time, on the date of the Franklin shareholder meeting. Since the number of shares of First Place common stock to be exchanged for each share of Franklin common stock is fixed, the value of the First Place common stock received by Franklin shareholders for their shares will fluctuate with the price of First Place common stock until you receive your shares after the closing of the merger. The merger is expected to be completed in the second quarter of 2004, which could be several months after the Franklin shareholder meeting. See “ RISK FACTORS—You will not be able to Change Your Election after the Election Deadline.”

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. Instructions for surrendering your Franklin common stock certificates in exchange for the merger consideration will be sent to you after we complete the merger.

Q:	Where will my shares of First Place common stock be listed?

A:	We intend to apply to have the shares of First Place common stock to be issued in the merger approved for quotation on the Nasdaq National Market. First Place common stock currently trades on the Nasdaq National Market under the symbol “FPFC.”

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2004. However, we cannot assure you when or if the merger will occur. Franklin shareholders must first approve the merger agreement at the special meeting and the necessary regulatory approvals must be obtained.

Q:	Who should I call with questions?

A:	You should call Deborah Farrah, assistant to the President of Franklin at (248) 746-4117.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the Agreement and Plan of Merger and the other documents to which we have referred you. See “Where You Can Find More Information,” beginning on page 118. Page references are included in this summary to direct you to a more complete description of the topics.

Throughout this document, “Franklin,” “we” and “our” refers to Franklin Bancorp, Inc., “Franklin Bank” refers to Franklin Bank, National Association, Franklin’s banking subsidiary, “First Place” refers to First Place Financial Corp. and “First Place Bank” refers to First Place Bank, First Place’s banking subsidiary. Also, we refer to the merger between Franklin and First Place as the “merger,” the subsidiary merger between First Place Bank and Franklin Bank as the “subsidiary merger” and the Agreement and Plan of Merger, dated as of November 10, 2003, by and between First Place and Franklin as the “merger agreement.”

Parties to the Proposed Merger (Pages 72 and 73)

First Place Financial Corp. First Place is a savings and loan holding company incorporated under the laws of the State of Delaware in 1998. First Place Bank, a federal savings association and wholly-owned subsidiary of First Place that has been in operation since 1922, conducts its banking operations through 25 retail locations in Trumbull, Mahoning, Portage and Cuyahoga Counties of Ohio and eleven loan production offices located throughout Ohio. First Place Bank’s deposits are insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation or FDIC. Regulatory oversight of First Place and First Place Bank is by the Office of Thrift Supervision. First Place is also the parent company to a second wholly-owned subsidiary, First Place Holdings, Inc. First Place Holdings is a non-banking subsidiary that has five operating subsidiaries: First Place Insurance Agency, Ltd.; Coldwell Banker First Place Real Estate, Ltd.; APB Financial Group, Ltd.; American Pension Benefits, Inc.; and TitleWorks Agency, LLC. Through First Place Bank and First Place Holdings, Inc, First Place is able to offer a wide variety of business and retail banking products, as well as a full range of insurance, real estate, and investment services.

At September 30, 2003, First Place had total assets of approximately $1.7 billion, deposits of $1.1 billion and shareholders’ equity of $183.9 million. First Place’s executive offices are located at 185 East Market Street, Warren, Ohio 44481 and its telephone number is (330) 373-1221.

Franklin Bancorp, Inc. Franklin is a registered bank holding company incorporated under the laws of the State of Michigan and the parent company of Franklin Bank, a national bank that conducts banking operations within the state of Michigan. Regulatory oversight of Franklin is conducted by the Board of Governors of the Federal Reserve System. Franklin Bank engages in a general commercial and retail banking business through its five branch facilities, with a focus on accumulating deposits and lending to small to medium-sized businesses, business owners and, to a lesser extent, individual customers located throughout Franklin Bank’s primary market areas of Southeast Oakland County and parts of Wayne and Macomb Counties in Michigan. Franklin Bank began operations in 1983 as a Michigan state-chartered savings and loan association and converted its charter in 1991 to that of a national bank. Franklin Bank’s deposits are insured by the Savings Association Insurance Fund of the FDIC. Franklin Bank is a member of the Federal Reserve System and is a member of the Federal Home Loan Bank of Indianapolis. Regulatory oversight of Franklin Bank is conducted by the Office of the Comptroller of the Currency.

At September 30, 2003, Franklin had total assets of approximately $528.4 million, deposits of $416.7 million and shareholders’ equity of $44.8 million. Franklin’s executive offices are located at 24725 West Twelve Mile Road, Southfield, Michigan 48034 and its telephone number is (248) 358-4710.

The Merger (Page 27)

We have attached the merger agreement to this document as Annex I. Please read the entire merger agreement. It is the legal document that governs the merger. We propose a merger whereby Franklin will merge with and into First Place. First Place currently intends to operate the Franklin Bank operations as a separate division of First Place Bank following completion of the subsidiary merger. In addition, on the closing date of the merger, Franklin Bank will merge with and into First Place Bank. We expect to complete the merger and the subsidiary merger in the second quarter of 2004.

Franklin Shareholders Will Receive Whole Shares of First Place Common Stock and/or Cash for Each Share of Franklin Common Stock Exchanged Pursuant to the Merger (Page 40)

If the merger of Franklin with and into First Place is completed, you may elect to receive the following as consideration for your outstanding shares of Franklin common stock:

•	$21.00 in cash, without interest, for each share of Franklin common stock;

•	1.137 shares of First Place common stock for each share of Franklin common stock;

•	the fixed consideration of 50% First Place common stock (.5685 shares) and 50% cash ($10.50) for each share of Franklin common stock; or

•	a portion in First Place common stock and a portion in cash in amounts determined by you.

Alternatively, if you make no election with respect to the consideration to be received by you in exchange for your shares of Franklin common stock, your shares of Franklin common stock will be subject to the allocation procedures described in this proxy statement/prospectus.

Whether or not you receive the form of consideration you elect will depend upon the allocation procedures described in this proxy statement/prospectus beginning on page 42. The allocation procedures are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock with the remaining consideration to be paid in cash. The allocation procedures are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock, with the remaining consideration to be paid in cash. Franklin shareholders will also receive cash in lieu of any fractional share interest of First Place common stock.

After the Franklin shareholder meeting you will not be able to change your election and you will be bound to the election you have made, subject to the allocation procedures described in this proxy statement/prospectus. Since the number of shares of First Place common stock that Franklin shareholders will receive in the merger is fixed, the value of those shares will depend on the market price of the First Place common stock after the merger is completed and the Franklin shareholders receive their shares. The merger is expected to be completed in the second quarter of 2004, which could be several months after the Franklin shareholder meeting. See “Risk Factor—You will not be able to Change Your Election after the Election Deadline.”

In order to make an effective election, you should complete the election form and return it in the postage pre-paid envelope provided with this proxy statement/prospectus.

Your choice will be honored to the extent possible, but because of the overall limitation on the amount of cash and shares of First Place common stock available, whether you receive the amount of cash, stock or combination of cash and First Place common stock you request will depend in part on how many other Franklin shareholders submit elections and how many choose to receive cash and how many choose to receive stock. For each share of Franklin common stock converted under the fixed combination of 50% cash and 50% in shares of First Place common stock, the Franklin shareholder will receive $10.50 in cash and .5685 shares of First Place common stock. Because 50% of the aggregate consideration to be paid by First Place to the holders of Franklin common stock will be First Place common stock and the remaining 50% of the aggregate consideration will be cash, Franklin shareholders may not receive exactly the form of consideration that they elect and may receive a pro rata amount of cash and First Place common stock. Those Franklin shareholders, however, who elect the fixed combination of 50% in cash and 50% in shares of First Place common stock for all of their shares of Franklin common stock will receive first priority on their election and will likely not be subject to reallocation in the event Franklin shareholders oversubscribe for either cash or First Place common stock, except to the extent necessary to ensure that no less than 50% of the aggregate consideration paid to Franklin shareholders in the merger is in First Place common stock as discussed in the prior sentence. You must make your election and return the election form by 5:00 p.m., eastern time, on the date of the special meeting or your shares of Franklin common stock will be deemed no election shares and will be subject to the allocation procedures for no election shares described in this proxy statement/prospectus under “The Merger —Merger Consideration and Election and Exchange Procedures” and “—Procedures for Exchanging of Franklin Common Stock Certificates.”

First Place will not issue fractional shares. Instead, Franklin shareholders who receive First Place common stock will receive the value of any fractional share interest in cash, based on the average closing price of a share of First Place common stock during a specified period preceding consummation of the merger.

No later than 15 business days after the effective time of the merger, you will be sent a notice of the effectiveness of the merger and a letter of transmittal. The letter of transmittal should be completed and returned to the designated exchange agent along with your stock certificates representing shares of Franklin common stock. After the letter of transmittal has been received and processed, you will be sent the cash and/or First Place common stock to which you are entitled.

You will need to surrender your Franklin common stock certificates, if you hold your stock in certificated form to receive the appropriate merger consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your shares along with your letter of transmittal form after the merger is completed.

Payment and Termination of Stock Options (Page 44)

When the merger is completed, each outstanding and unexercised stock option to purchase Franklin common stock, whether vested or unvested will be cancelled. Upon execution of a stock option cancellation agreement, the holder of the cancelled stock option will be entitled to receive a cash payment in an amount equal to the product of the number of shares of Franklin common stock subject to such holder’s stock option and the difference of $21.00 and the exercise price per share of such stock option. As of the date of this proxy statement/prospectus, the directors and executive officers of Franklin as a group and including David L. Shelp, who resigned as an executive officer and director of Franklin on November 10, 2003 (eleven persons) held options to purchase an aggregate of 142,753 shares of Franklin common stock which will be cashed-out upon completion of the merger for $1,338,817.74, unless previously exercised pursuant to the merger agreement prior to the effective time.

Comparative Per Share Market Price Information (Page 19)

Shares of First Place common stock currently trade on the Nasdaq National Market under the symbol “FPFC.” Shares of Franklin common stock also trade on the Nasdaq National Market under the symbol “FBCP.” The following table sets forth the closing sale prices of First Place common stock as reported on the Nasdaq National Market and Franklin common stock as reported on the Nasdaq National Market on November 7, 2003, the last trading-day before we announced the merger, and on                     , 2004, the last practicable trading-day before the distribution of this document. This table also shows the implied value of one share of Franklin common stock, which we calculated by multiplying the closing price of First Place common stock on those dates by 1.137.

	First Place Common Stock		Franklin Common Stock		Implied Value of One Share of Franklin Common Stock
At November 7, 2003		$19.90		$20.00		$22.63
At , 2004	$		$		$

The market prices of both First Place common stock and Franklin common stock will fluctuate prior to the special meeting and completion of the merger. Therefore, you should obtain current market quotations for both the First Place common stock and Franklin common stock.

First Place may from time to time repurchase shares of First Place common stock and purchase shares of Franklin common stock. During the course of the solicitation being made by this proxy statement/prospectus, First Place may be bidding for and purchasing shares of Franklin common stock. Franklin common stock may be purchased if it is a lower cost alternative than the purchase of First Place common stock.

First Place currently pays a quarterly cash dividend to its shareholders. During the fourth quarter of 2003, First Place paid a cash dividend of $0.14 per share of First Place common stock. First Place intends to continue to pay a quarterly cash dividend to its shareholders. Franklin also pays a quarterly dividend to its shareholders. During the fourth quarter of 2003, Franklin paid a cash dividend of $.08 per share of Franklin’s common stock.

Federal Tax Consequences of the Merger to Franklin Shareholders Are Dependent on the Merger Consideration Received (Page 40)

First Place and Franklin have received an opinion of counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a tax free reorganization for federal income tax purposes. Accordingly, you generally will not recognize any gain or loss on the conversion of shares of Franklin common stock solely into shares of First Place common stock. However, you generally will recognize taxable gain or loss if you receive cash in exchange for your shares of Franklin common stock or of any fractional share of First Place common stock that you would otherwise be entitled to receive. The parties’ obligation to complete the merger is conditioned on their receipt of the same opinion, dated as of the effective date of the merger, regarding the federal income tax treatment of the merger.

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Franklin’s Financial Advisor is of the Opinion that the Merger Consideration is Fair to Franklin Shareholders (Page 32)

Among other factors considered in deciding to approve the merger, the Franklin board of directors received the opinion of its financial advisor, Hovde Financial LLC or Hovde Financial, that, as of November 9, 2003 (the date on which the Franklin board of directors approved the merger agreement), the merger consideration was fair to the holders of Franklin common stock from a financial point of view. This opinion was subsequently confirmed in writing as of the date of this document. The opinion dated as of the date of this document is included as Annex II. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial LLC in providing its opinion. Hovde Financial LLC’s opinion is directed to the Franklin board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. Franklin agreed to pay Hovde Financial LLC a transaction fee equal to 1% of the aggregate purchase price. Based on the $21.00 per share cash acquisition purchase price and the $             closing sale price of a share of First Place common stock on the Nasdaq National Market on                     , 2004, the transaction fee would amount to approximately $             million.

Our Board of Directors Recommends Approval of the Merger (Page 30)

Based on Franklin’s reasons for the merger described herein, including the fairness opinion of Hovde Financial, the Franklin board of directors believes that the merger is fair to you and in your best interests and, except for the one abstention, recommends that you vote “FOR” approval of the merger agreement. One director, Mr. Irving R. Beimler abstained from voting on the merger agreement due to his positions as Senior Vice President of Hovde Capital, Inc. and Senior Vice President of Hovde Capital Advisors, which are affiliates of Hovde Financial.

Date, Time and Location of the Special Meeting (Page 25)

The special meeting will be held at     :       .m., eastern time, on             ,                      , 2004, at                     . At the special meeting, Franklin shareholders will be asked to approve the merger agreement, to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the Special Meeting (Page 25)

You are entitled to vote at the special meeting if you owned shares of Franklin common stock as of the close of business on                      , 2004. You will have one vote at the special meeting for each share of Franklin common stock that you owned on that date.

Shareholders of record may vote by mail or by attending the special meeting and voting in person. Each proxy returned to Franklin (and not revoked) by a holder of Franklin common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Approval of the Merger Agreement Requires a Majority Vote by Franklin Shareholders (Page 26)

The affirmative vote of the holders of a majority of the outstanding shares of Franklin common stock is necessary to approve the merger agreement on behalf of Franklin. Not voting, or failing to instruct a broker or other nominee how to vote shares held in their name for you, will have the same effect as voting against the merger agreement.

Management of Franklin Owns Shares Which Will Be Voted at the Special Meeting (Pages 26 and 61)

The directors and executive officers of Franklin, David L. Shelp, former Chief Executive Officer and President of Franklin and Franklin Bank and PL Capital LLC, a shareholder of Franklin, who collectively own approximately         % of the outstanding shares of Franklin common stock as of the record date for the special meeting, have entered into agreements with First Place as of the date the merger agreement was signed, pursuant to which they have agreed to vote all of their shares in favor of the merger agreement. A form of the voting agreement entered into by the directors, other than David F. Simon and Mr. Shelp, is attached as Annex III to this proxy statement/prospectus, and the form of voting agreement entered into by Mr. Simon and PL Capital LLC is attached as Annex IV to this proxy statement/prospectus.

First Place and Franklin Must Meet Several Conditions to Complete the Merger (Page 44)

Completion of the merger depends on meeting a number of conditions at or prior to the effective time, including the following:

•	shareholders of Franklin must approve the merger agreement;

•	First Place and Franklin must receive all required regulatory approvals for the merger of Franklin Bank into First Place Bank without a burdensome term, condition or restriction, and any waiting periods required by law must have passed;

•	there must be no law, injunction or order enacted or issued preventing completion of the merger;

•	First Place and Franklin must receive a legal opinion confirming that the merger will be a tax free reorganization;

•	First Place common stock to be issued in the merger must have been approved for trading on the Nasdaq National Market;

•	First Place shall have received regulatory approval for a dividend of up to $10.0 million from First Place Bank;

•	the representations and warranties of each of First Place and Franklin in the merger agreement must be accurate, subject to exceptions that would not have a material adverse effect on First Place or Franklin, respectively;

•	First Place and Franklin must have complied in all material respects with their respective covenants in the merger agreement;

•	Franklin’s consolidated shareholders’ equity shall not be less than $44,848,000, excluding expenses and accruals incurred after the date of the merger agreement relating to: (i) expenses and charges in connection with the merger, (ii) any adverse impact upon shareholders’ equity due to amendments and modifications to Franklin’s loan and other policies pursuant to the merger agreement, (iii) the termination or funding of Franklin benefit plans contemplated by the merger agreement, and (iv) adjustments made to reflect expenses and losses in the market value of investments in accordance with accounting principles generally accepted in the United States or GAAP;

•	Franklin shall have delivered to First Place stock option cancellation agreements from each holder of Franklin stock options; and

•	each director and executive officer of Franklin shall have entered into an affiliate letter with First Place.

Unless prohibited by law, either First Place or Franklin could elect to waive a condition that has not been satisfied and continue to complete the merger. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

First Place and Franklin Must Obtain Regulatory Approvals to Complete the Merger (Page 46)

To complete the merger, the parties need the prior approval of or waiver from the Office of Thrift Supervision of the United States or OTS. The parties will also be providing notice to the Federal Reserve Board and the Office of the Comptroller of the Currency, or OCC, of the completion of the merger. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. First Place and Franklin have filed all necessary applications and notices with the OTS and will file all necessary notices with the Federal Reserve Board and OCC by the effective time of the merger. First Place and Franklin cannot predict, however, whether the required regulatory approvals will be obtained or whether any such approvals will have conditions which would be detrimental to First Place following completion of the merger.

First Place and Franklin May Terminate the Merger Agreement (Page 51)

First Place and Franklin can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of Franklin have already voted to approve it.

Either company also can terminate the merger agreement:

•	if any required regulatory approvals for consummation of the merger is not obtained;

•	if the merger is not completed by July 31, 2004;

•	if the shareholders of Franklin do not approve the merger agreement; or

•	if the other company breaches any of its representations, warranties, covenants or obligations under the merger agreement in a manner which would be reasonably expected to have a material adverse effect and the breach cannot be or has not been cured within 30 days of notice of the breach.

In addition, First Place may terminate the merger agreement at any time prior to the special meeting if the board of directors of Franklin withdraws or modifies its recommendation to the Franklin shareholders that the merger agreement be approved in any way which is adverse to First Place, or breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the merger agreement and prohibiting the solicitation of other offers. First Place also may terminate the merger agreement if a third party commences a tender offer or exchange offer for 20% or more of the outstanding Franklin common stock and the board of directors of Franklin recommends that Franklin shareholders tender their shares in the offer or otherwise fails to recommend that shareholders reject the offer within a specified period.

Franklin may terminate the merger agreement at any time prior to the special meeting in order to concurrently enter into an acquisition agreement or similar agreement with respect to an unsolicited “superior proposal,” as defined in the merger agreement, which has been received and considered by Franklin in compliance with the applicable terms of the merger agreement. However, Franklin may terminate the merger agreement pursuant to a superior proposal only if within five business days of providing written notification to First Place, First Place does not, in its sole discretion, make an offer to Franklin that Franklin determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the superior proposal. A $3.2 million termination fee would be payable by Franklin to First Place under these and certain other circumstances. See “The Merger — Termination Fee,” beginning on page 53.

Franklin may also terminate the merger agreement if on the fifth business day prior to the closing of the merger, or the “determination date”, the average share price of the First Place common stock during the 10 trading-day period immediately preceding the determination date is below $16.15 and First Place does not exercise its option to increase the merger consideration. First Place shall have the option to increase the merger consideration to a value equal to $19.68 during the three day period after the determination date, and thus issue more shares of First Place common stock, cash or any combination thereof. The additional consideration would be allocated pro rata among the shareholders of Franklin common stock who will be receiving First Place common stock as consideration in the merger. First Place is not required to exercise this option. If First Place does not exercise its option to increase the consideration as provided above, Franklin may elect to terminate the merger, upon two days notice after the expiration of the First Place three-day option period. It is possible, however, under these circumstances that the Franklin board of directors could conclude that proceeding with the merger at an average share price below $16.15, would still be in the best interests of its shareholders. As of                     , 2004, the closing price of the First Place common stock was $            .

For purposes of the merger agreement and determining the merger consideration, the “average share price” of the First Place common stock means the average of the closing sales prices of a share of First Place common stock, as reported on the Nasdaq National Market, for the 10 trading-day period ending with the close of business on the determination date. The “determination date” means the fifth business day preceding the effective time of the merger.

First Place and Franklin May Amend and Extend the Merger Agreement (Page 50)

The parties may amend the merger agreement at any time before the merger actually takes place, and may agree to extend the time within which any action required by the merger agreement is to take place. No amendment may be made after the special meeting without obtaining further approval by the shareholders of Franklin.

Franklin’s Directors and Executive Officers Have Some Interests in the Merger that Differ From Your Interests (Page 53)

Franklin’s directors and executive officers have interests in the merger as individuals which are in addition to, or different from, their interests as shareholders of Franklin. These interests include, among other things:

•	appointment of Mr. Craig L. Johnson, the current President and Chief Executive Officer of Franklin Bank, as President of the Franklin Bank division of First Place Bank, and Mr. Michael A. King, the current Senior Vice President—Retail Banking of Franklin Bank, as the Senior Vice President- Retail Banking of the Franklin Bank division of First Place Bank, following the completion of the merger;

•	change in control severance agreements that First Place will provide for Mr. Johnson and Mr. King to enter into upon becoming employed by First Place Bank following completion of the merger;

•	existing employment agreements between Franklin Bank and Mr. Johnson and Mr. Leonard B. Carleton. These agreements provide that, upon a change in control of Franklin Bank and subsequent termination of employment or resignation from employment under certain circumstances within either 180 days prior to the change in control or within a year thereafter, these officers will receive a severance payment equal to either (i) that officer’s salary and cash bonus, if the officer has held his current position for less than 12 months or (ii) 1.5 times the average of that officer’s salary and cash bonus for the previous three years (or fewer years if the current position has been held for less than three years), if the officer has held his position for more than 12 months. In addition, upon a change in control the officer will receive (i) complete vesting of his Franklin stock options, warrants, and restricted stock grants and, (ii) to the extent permissible under the governing plan documents, the vested portions of any Franklin retirement plans and stock ownership plans. Mr. Johnson has waived receipt of any severance payment under his employment agreement with Franklin in consideration for his entering into a change in control agreement with First Place and his appointment as President of the Franklin Bank division of First Place Bank following the merger;

•

existing change in control agreements between Franklin Bank and Mr. Ronald J. Carr and Mr. Michael A. King. These agreements provide that, upon a change in control of Franklin Bank and subsequent termination of employment or resignation from employment under certain circumstances within either 180 days prior to the change in control or within a year thereafter, these officers will receive a severance payment equal to either (i) that officer’s salary and cash bonus, if the officer has held his current position for less than 12 months or (ii) 1.5 times the average of that officer’s salary and cash bonus for the previous three years (or fewer years if the current position has been held for less than three years), if the officer has held his position for more than 12 months. In addition, upon a change in control the officer will receive (i) complete vesting of his Franklin stock options, warrants, and restricted stock grants and, (ii) to the extent permissible under the governing plan documents, the vested portions of any Franklin retirement plans and stock ownership plans. Mr. King has waived receipt of any severance payment under his change in control agreement with Franklin in consideration for his entering into a change in control agreement with First Place and his appointment as Senior Vice President- Retail Banking of the Franklin Bank division of First Place Bank following the merger;

•	existing severance agreements with six officers of Franklin which provide that, upon a change in control and subsequent termination of employment or resignation from employment under certain circumstances within three years of the change in control, each officer will receive (i) a severance payment equal to 0.5 times that officer’s highest gross compensation during the three years prior to the change in control, (ii) the option of receiving a lump sum payment in exchange for the officer’s Franklin stock options and (iii) the continuation of benefits as received prior to the change in control for a period of three years from the date of termination of employment;

•	the cash payment to the Franklin executive officers and directors holding outstanding and unexercised Franklin stock options;

•	one or more of Franklin’s current executive officers and/or directors being appointed to an advisory board for First Place Bank for a period of one year; and

•	First Place’s agreement to honor indemnification obligations of Franklin for a period of five years, as well as, to purchase liability insurance for Franklin’s directors and officers for three years following the merger, subject to the terms of the merger agreement.

Franklin has extended an advertising agreement with Solomon Friedman Advertising, an affiliate of Dean A. Friedman, a director of Franklin, from December 31, 2003 up to the date of the merger. Soloman Friedman Advertising is presently soliciting unrelated business from First Place and, in connection therewith, may provide advertising services before or after consummation of the merger.

The board of directors of Franklin was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Franklin is Prohibited from Soliciting Other Offers (Page 49)

Franklin has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than First Place regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Accounting Treatment (Page 61)

The merger will be accounted for under the purchase method of accounting as such term is used under GAAP.

Shareholders of First Place and Franklin Have Different Rights (Page 111)

First Place is a Delaware corporation subject to the provisions of the General Corporation Law of Delaware, and Franklin is a Michigan corporation subject to the provisions of the Michigan Business Corporation Act. Upon consummation of the merger, shareholders of Franklin who receive shares of First Place common stock in exchange for their shares of Franklin common stock will become shareholders of First Place and their rights as shareholders of First Place will be governed by First Place’s amended and restated certificate of incorporation and bylaws and the General Corporation Law of Delaware. The rights of shareholders of First Place differ in certain respects from the rights of shareholders of Franklin.

Termination Fee (Page 53)

Franklin must pay First Place a termination fee of $3.2 million if the merger agreement is terminated under specified circumstances. See “The Merger — Termination Fee,” beginning on page 53.

No Dissenters’ Rights for Franklin Shareholders (Page 59)

Under Michigan law, Franklin shareholders are not entitled to dissenters rights of appraisal in connection with the merger.

The Shares of First Place Common Stock to be Issued in the Merger will be listed on Nasdaq (Page 61)

Pursuant to the merger agreement, the shares of First Place common stock issued in connection with the merger will be listed on the Nasdaq National Market.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables present (1) selected historical financial data of First Place, (2) selected historical financial data of Franklin and (3) selected unaudited pro forma consolidated financial data of First Place, which reflect the merger.

Selected Consolidated Historical Financial Data of First Place

Set forth below are highlights from First Place’s consolidated financial data as of and for the years ended June 30, 1999 through 2003 and First Place’s unaudited consolidated financial data as of and for the three months ended September 30, 2002 and 2003. The results of operations for the three months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. First Place’s management prepared the unaudited information on the same basis as it prepared First Place’s audited consolidated financial statements. In the opinion of First Place’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with First Place’s consolidated financial statements and related notes included in First Place’s Annual Report on Form 10-K for the year ended June 30, 2003, and First Place’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which are incorporated by reference in this proxy statement/prospectus and from which this information is derived. See “Where You Can Find More Information” on page 118.

	At or for the Three Months Ended September 30,		At or for the Year Ended June 30,
	2003	2002	2003	2002	2001	2000	1999
	(Unaudited—Dollars in thousands, except share data)
Income Statement Data:
Interest income	$21,185	$23,181	$87,394	$105,073	$98,018	$58,506	$48,126
Interest expense	9,185	12,798	43,296	60,421	59,463	32,657	25,682

Net interest income	12,000	10,383	44,098	44,652	38,555	25,849	22,444
Provision for loan losses	1,486	511	2,864	2,990	3,125	2,294	1,062

Net interest income after provision for loan losses	10,514	9,872	41,234	41,662	35,430	23,555	21,382
Non-interest income (1)	6,422	2,876	20,207	15,007	3,020	2,447	1,981
Non-interest expense (2)(3)	10,211	8,374	36,723	32,648	30,224	15,890	20,692

Income before income taxes and minority interest:	6,725	4,374	24,718	24,021	8,226	10,112	2,671
Income taxes	2,169	1,343	7,947	7,812	1,912	3,298	616
Minority interest in income (loss) of consolidated subsidiary	47	—	79	(21)	—	—	—

Net income	$4,509	$3,031	$16,692	$16,230	$6,314	$6,814	$2,055

Per Share Data:
Basic earnings (loss) per common share (5)	$0.36	$0.23	$1.31	$1.18	$0.54	$0.75	$(0.02)
Diluted earnings (loss) per common share (5)	0.35	0.23	1.29	1.16	0.54	0.75	(0.02)
Cash dividends	0.14	0.125	0.50	0.50	0.35	0.33	0.08
Tangible book value at period-end	12.11	11.63	11.97	11.56	11.39	13.84	14.06
Weighted average shares outstanding—basic	12,538,468	12,984,981	12,713,170	13,724,846	11,743,745	9,036,419	10,350,580
Weighted average shares outstanding—diluted	12,768,217	13,291,990	12,967,352	14,035,121	11,783,729	9,036,419	10,350,580

	At or for the Three Months Ended September 30,		At or for the Year Ended June 30,
	2003	2002	2003	2002	2001	2000	1999
	(Unaudited—Dollars in thousands)
Balance Sheet Summary (at end of period):
Total assets	$1,675,267	$1,576,238	$1,558,613	$1,590,935	$1,592,787	$1,051,577	$747,332
Securities available for sale	353,902	446,406	346,429	462,927	415,270	249,638	243,212
Loans held for sale	90,633	20,753	65,695	16,471	14,259	13,071	945
Loans receivable	1,011,619	925,927	901,445	905,997	1,006,343	711,216	457,414
Allowance for loan losses	10,526	9,429	9,603	9,456	9,757	6,150	3,623
Deposits	1,101,849	1,095,045	1,108,450	1,061,393	1,018,829	586,748	429,225
Debt and FHLB advances	365,582	275,140	245,499	311,251	354,592	302,762	149,241
Total shareholders’ equity	183,909	183,158	182,681	185,275	194,036	147,975	158,054

Selected Ratios (4):
Return on average assets	1.12%	0.76%	1.08%	0.99%	0.47%	0.83%	0.30%
Return on average shareholders’ equity	9.85	6.65	9.23	8.54	3.70	4.80	1.86
Dividend payout ratio	40.00	54.35	38.76	43.10	64.81	44.00	N/A
Net interest margin, fully-taxable equivalent	3.37	2.89	3.21	3.01	3.16	3.25	3.42
Average loans to average deposits	98.43	87.76	88.65	94.44	112.03	112.08	90.56
Average equity to average assets	11.32	11.41	11.74	11.61	12.79	17.34	16.21
Allowance for loan losses to period-end loans	1.04	1.02	1.07	1.04	0.97	0.86	0.79
Allowance for loan losses to total non-performing loans	72.39	67.09	75.15	81.11	67.60	93.67	230.23
Non-performing loans to period-end loans	1.44	1.52	1.42	1.28	1.43	0.92	0.34
Net charge-offs to average loans	0.22	0.23	0.29	0.33	0.40	0.11	0.12

(1)	For the year ended June 30, 2001, noninterest income included $4.8 million in losses on loans and securities resulting from the balance sheet restructuring associated with the merger with FFY Financial Corp.
(2)	For the year ended June 30, 2001, noninterest expense included merger, integration and restructuring charges of $3.9 million for the merger with FFY Financial Corp.
(3)	For the year ended June 30, 1999, noninterest expense included an $8.0 million contribution to the First Place Bank Community Foundation.
(4)	For the year ended June 30, 2001, certain ratios reflect $4.8 million in restructuring losses and $3.9 million in merger, integration and restructuring charges associated with the merger with FFY Financial Corp. Certain ratios include the $8.0 million contribution to the First Place Bank Community Foundation in the year ended June 30, 1999.
(5)	Net loss per share for 1999 represents the loss from the mutual-to-stock conversion date, December 28, 1998, through June 30, 1999.

Selected Consolidated Historical Financial Data of Franklin

Set forth below are highlights from Franklin’s consolidated financial data as of and for the years ended December 31, 1998 through 2002 and Franklin’s unaudited consolidated financial data as of and for the nine months ended September 30, 2002 and 2003. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Franklin’s audited consolidated financial statements. In the opinion of Franklin’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Franklin’s consolidated financial statements and related notes included in this proxy statement/prospectus under Index to Franklin Financial Statements on page F-1.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited—Dollars in thousands, except share data)
Income Statement Data:
Interest Income	$20,783	$25,576	$33,557	$38,809	$40,790	$36,651	$39,800
Interest expense	4,639	5,976	7,911	10,537	12,697	10,493	12,806

Net interest income	16,144	19,600	25,646	28,272	28,093	26,158	26,994
Provision for loan losses	2,277	1,275	3,810	1,858	3,693	1,226	4,335

Net interest income after provision for loan losses	13,867	18,325	21,836	26,414	24,400	24,932	22,659
Non-interest income	3,924	4,246	7,027	5,714	4,089	4,154	4,175
Non-interest expense	17,411	14,888	22,644	20,127	26,715	23,121	21,356

Income before income taxes:	380	7,683	6,219	12,001	1,774	5,965	5,478
Income taxes	4	1,900	603	3,360	(144)	1,208	1,049

Net income	376	5,783	5,616	8,641	1,918	4,757	4,429

Preferred stock dividends	—	1,351	1,801	1,801	1,801	1,801	1,801

Net income available to common shareholders	$376	$4,432	$3,815	$6,840	$117	$2,956	$2,628

Per Share Data:
Basic earnings per common share	$0.10	$1.22	$1.05	$1.92	$0.03	$0.84	$0.75
Diluted earnings per common share	0.10	1.18	1.01	1.86	0.03	0.83	0.72
Cash dividends	0.24	0.24	0.32	0.28	0.28	0.28	0.21
Book value at period-end	12.06	13.16	12.51	11.69	9.93	9.42	9.49
Weighted average shares outstanding—basic	3,687,546	3,629,075	3,632,268	3,569,608	3,534,625	3,508,789	3,501,195
Weighted average shares outstanding—diluted	3,769,369	3,769,934	3,770,495	3,678,719	3,566,482	3,558,874	3,635,137

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2003	2002	2002(1)(2)	2001	2000	1999	1998
	(Unaudited—Dollars in thousands)
Balance Sheet Summary (at end of period):
Total assets	$528,384	$557,627	$542,478	$532,559	$527,971	$516,646	$503,262
Securities available for sale	112,315	155,697	149,837	158,823	164,003	199,871	87,245
Loans	336,087	333,097	333,346	325,325	316,124	275,621	322,833
Allowance for loan losses	4,466	5,059	5,927	4,864	3,952	3,584	4,533
Deposits	416,714	423,663	429,130	389,358	387,919	400,365	441,539
Debt and FHLB advances	65,000	65,000	65,000	79,606	82,326	62,521	7,475
Total shareholders’ equity	44,848	47,868	45,642	42,179	35,288	33,066	33,284

Selected Ratios:
Return on average assets	0.09%	1.08%	0.69%	1.30%	0.02%	0.58%	0.52%
Return on average shareholders’ equity	1.11	13.15	8.37	17.36	0.35	8.76	8.09
Dividend payout	240.00	19.70	29.50	14.60	842.10	33.20	28.80
Net interest margin, fully-taxable equivalent	4.46	5.03	5.12	5.76	5.62	5.58	5.92
Average loans to average deposits	83.90	92.87	77.04	81.16	75.07	64.03	80.60
Average equity to average assets	8.46	8.20	8.22	7.47	6.38	6.59	6.44
Allowance for loan losses to period-end loans	1.33	1.52	1.78	1.50	1.25	1.30	1.40
Allowance for loan losses to total non-performing loans	136.54	90.00	122.64	158.75	151.77	170.91	291.32
Non-performing loans to period-end loans	0.97	1.69	1.45	0.94	0.83	0.76	0.53
Net charge-offs to average loans	1.60	0.45	0.85	0.29	1.12	0.78	0.84

(1)	Effective at the close of business on October 23, 2002, Franklin Bank, N.A. was reorganized and Franklin Bancorp, Inc. was formed. All of the outstanding common shares of Franklin Bank were exchanged on a one for one basis for the common shares of Franklin to create a one bank holding company. As control did not change, this transaction was accounted for at historical cost, therefore there was not a significant effect on the comparability of the financial statements presented.
(2)	Franklin Finance Corporation, a wholly owned subsidiary of Franklin Bank, issued 2,070,000 shares of 8.70% Noncumulative Exchangeable Preferred Stock, Series A, with a liquidation preference of $10 per share. Dividends on the preferred shares were non-cumulative and were payable quarterly in arrears. The preferred shares were treated as regulatory capital for Franklin Bank. On December 22, 2002, the preferred shares were redeemed for cash at a redemption price of $10 per share, plus accrued and unpaid dividends, thereon. The board of directors of Franklin Finance Corporation approved the dissolution and liquidation of Franklin Finance Corporation effective as of December 31, 2002.

Selected Unaudited Pro Forma Combined Financial Data

The following table presents selected unaudited pro forma condensed combined financial data of First Place and Franklin, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information in this proxy statement/prospectus. The table sets forth the information as if the merger had become effective on September 30, 2003, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of First Place, which are incorporated by reference herein and Franklin which are included in this proxy statement/prospectus under Index to Franklin Financial Statements on page F-1 and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 118 and “Pro Forma Financial Information” on page 64.

The pro forma financial information does not include the effects of any potential cost savings that management believes will result from operating the Franklin banking business as branches and combining certain operations functions. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

As of September 30, 2003
(In thousands)
Selected Balance Sheet Data (at period-end):

Total assets	$2,239,686
Securities available for sale	466,217
Loans held for sale	90,633
Loans, net	1,337,214
Deposits	1,519,263
Debt and FHLB advances	464,282
Total shareholders’ equity	221,723

	For the Three Months Ended September 30, 2003	For the Twelve Months Ended June 30, 2003
	(In thousands, except for per share data)	(In thousands, except for per share data)
Selected Income Statement Data:
Interest income	$27,008	$115,564
Interest expense	10,281	48,997

Net interest income	16,727	66,567
Provision for loan losses	2,512	6,950

Net interest income after provision for loan losses	14,215	59,617
Non-interest income	7,576	27,353
Non-interest expense	15,677	65,866

Income before income taxes, minority interest and preferred stock dividends of subsidiary	6,114	21,104
Income taxes	1,822	5,643
Minority interest in consolidated subsidiary	47	79
Preferred stock dividends of subsidiary	—	900

Net income	$4,245	$14,482

Per Common Share Data:
Net income—basic	$0.29	$0.98
Net income—diluted	0.29	0.96
Book value (at period end)	14.40	14.32
Weighted average shares outstanding—basic	14,652,646	14,827,348
Weighted average shares outstanding—diluted	14,882,395	15,081,530

Selected Financial Ratios:
Return on average assets	0.77%	0.68%
Return on average shareholders’ equity	7.66%	6.58%
Average total equity to average assets	10.07%	10.36%

COMPARATIVE UNAUDITED PER SHARE AND SELECTED FINANCIAL DATA

The following table presents per share financial information reflecting the merger of First Place and Franklin, which is referred to as “pro forma” information, and summary historical data for each of First Place and Franklin. The pro forma information assumes that the acquisition of Franklin had been completed on the dates and at the beginning of the earliest periods indicated.

First Place expects that the merger will result in certain one-time merger, integration and restructuring expenses. The pro forma income and dividends data do not reflect any anticipated merger, integration and restructuring expenses resulting from the merger. It is also anticipated that the merger will provide the combined company with certain financial benefits that include reduced operating expenses. The pro forma information does not reflect any of these anticipated cost savings or benefits. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the merger under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company actually would have performed had First Place and Franklin been combined throughout the indicated periods.

The summary historical financial data of Franklin has been derived from its financial statements which are included in this proxy statement/prospectus under Index to Franklin Financial Statements on page F-1. The summary historical financial data of First Place has been derived from historical financial information that First Place has included in prior filings with the Securities and Exchange Commission. Historical financial information for First Place can be found in its Annual Report on Form 10-K for the year ended June 30, 2003 and in its Quarterly Report on Form 10-Q for the three months ended September 30, 2003. See “Where You Can Find More Information,” beginning on page 118.

When you read the summary financial information provided in the following tables, you also should read the more detailed financial information included in the historical financial information for Franklin which is set forth herein and for First Place which is included in the other documents of First Place previously referenced. See “Where You Can Find More Information,” beginning on page 118.

	Three Months Ended September 30, 2003	Twelve Months Ended June 30, 2003
Net Income Per Common Share:
Historical:
First Place Financial Corp.
Basic	$0.36	$1.31
Diluted	0.35	1.29
Franklin Bancorp, Inc.
Basic	0.12	0.15
Diluted	0.11	0.15
Pro forma combined:
Basic	0.29	0.98
Diluted	0.29	0.96
Equivalent pro forma amount of Franklin (1)
Basic	0.33	1.11
Diluted	0.32	1.09

Dividends Per Common Share:
Historical:
First Place Financial Corp	$0.14	$0.50
Franklin Bancorp, Inc	0.08	0.32
Equivalent pro forma amount of Franklin (2)	0.16	0.57

Book Value Per Common Share (at period-end):
Historical:
First Place Financial Corp	$13.84	$13.73
Franklin Bancorp, Inc.	12.06	12.26
Pro forma combined	14.40	14.32
Equivalent pro forma amount of Franklin (1)	16.37	16.28

(1)	The equivalent pro forma per share data for Franklin is computed by multiplying pro forma combined First Place and Franklin information by 1.137, the share exchange ratio.
(2)	The equivalent pro forma cash dividends per common share represent the historical cash dividends per common share declared by First Place and assume no change will occur, multiplied by 1.137, the share exchange ratio.

RISK FACTORS

Upon completion of the merger, you will receive shares of First Place common stock and/or cash in exchange for your shares of Franklin common stock. Prior to deciding whether or not to approve the transaction and which type of consideration to elect, you should be aware of and consider the following risks and uncertainties that are applicable to the merger and First Place, in addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page 23.

Franklin Shareholders May Not Receive the Form of Consideration They Elect

You may not receive the form of merger consideration that you elect to receive. Franklin shareholders will have the opportunity to elect cash, First Place common stock, a portion in cash and a portion in First Place common stock in amounts determined by the Franklin shareholder or a fixed combination of 50% cash and 50% First Place common stock for their shares of Franklin common stock. However, the right of Franklin shareholders to receive all stock, all cash or the combination of cash and stock desired for their shares is limited because the allocation procedures set forth in the merger agreement are structured to ensure that 50% of the merger consideration paid by First Place to the holders of Franklin common stock will be First Place common stock, with the remaining consideration to be paid in cash. If holders of more than 50% of the outstanding shares of Franklin common stock elect to receive First Place common stock or cash and such election exceeds 50% of the aggregate consideration to be paid by First Place, then the elections will be reallocated so that not more than 50% of the aggregate consideration paid to the holders of Franklin common stock in the merger are shares of First Place common stock and 50% is cash. Therefore, Franklin shareholders may not receive exactly the form of consideration that they elect and may receive a pro rata amount of cash and First Place common stock. Franklin shareholders who elect the fixed combination of 50% cash and 50% First Place common stock are receiving first priority in the allocation of the merger consideration and will likely not be subject to reallocation, except as may be necessary to ensure that the merger is treated as a “reorganization” under the Internal Revenue Code of 1986, as amended. A detailed discussion of the consideration provisions of the merger agreement is set forth under “The Merger — Merger Consideration and Election and Exchange Procedures,” beginning on page 40. We recommend that shareholders carefully read this discussion and the merger agreement attached hereto as Annex I.

The Value of the Stock Consideration will Vary with Fluctuations in First Place’s Stock Price

Each share of Franklin common stock owned by Franklin shareholders will be converted into the right to receive either cash or shares of First Place common stock, with each Franklin shareholder having the right to elect the form of consideration they want to receive for their shares of Franklin common stock in accordance with the election form provided to Franklin shareholders. The market price of the First Place common stock at the time former shareholders of Franklin receive certificates evidencing shares of First Place common stock following the election period to be conducted after the merger is completed may be higher or lower than the market price at the date of this document, on the date of the special meeting or on the date of the merger. Changes in the price of the First Place common stock may result from a variety of factors, including general market and economic conditions, changes in the business, operations or prospects of First Place and regulatory considerations. Accordingly, at the time of the special meeting, you will not know the exact value of the stock consideration to be received or the exchange ratio used to determine the number of any shares of First Place common stock to be received when the merger is completed. In addition, there will be a time period between the completion of the merger and the time at which former Franklin shareholders receiving stock consideration actually receive certificates evidencing First Place common stock. Until stock certificates are received, Franklin shareholders will not be able to sell their First Place shares in the open market and, thus, will not be able to avoid losses resulting from any decline in the trading price of the First Place common stock during this period.

Federal Tax Consequences of the Merger to Franklin Shareholders are Dependent on the Merger Consideration Received

The federal income tax consequences of the merger to you will depend on the merger consideration received by you. You generally will not recognize any gain or loss on the conversion of shares of Franklin common stock solely into shares of First Place common stock. However, you generally will be taxed if you receive cash in exchange for your shares of Franklin common stock or of any fractional share of First Place common stock that you would otherwise be entitled to receive. For a detailed discussion of the tax consequences to you of the merger, see “The Merger — Federal Income Tax Consequences” beginning on page 59.

Directors and Officers of Franklin Have Interests in the Merger that Differ from the Interests of Shareholders

When considering the recommendation of Franklin’s board of directors, you should be aware that some executive officers and directors of Franklin have interests in the merger that are somewhat different from your interests. For example, certain executive officers of Franklin Bank may continue to be employed by First Place Bank after the merger and certain other executive officers who are not continuing with First Place after the merger will receive severance payments. These arrangements may create potential conflicts of interest. These and certain other additional interests of Franklin’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. See “The Merger — Interests of Certain Persons in the Merger,” beginning on page 53.

You will not be able to Change Your Election after the Election Deadline

Your election of the form of consideration you would like to receive for your shares may not be changed after the election deadline. The election deadline is 5:00 p.m., Eastern time, on the day that the special meeting is first convened, or                          , 2004. The period of time between the election deadline and the consummation of the merger which is anticipated to occur in the second quarter of 2004 could be several months. Since the number of shares of First Place common stock to be exchanged for each share of Franklin common stock is fixed, the value of the First Place common stock received by Franklin shareholders for their shares will fluctuate with the price of First Place common stock until the Franklin shareholders receive shares of First Place common stock after the closing of the merger.

Only Holders of Record May Make an Election

Only holders of Franklin common stock on the record date may elect the form of consideration such holder would like to receive for his or her shares owned on the record date. Holders of any shares of Franklin common stock acquired after the record date, whether or not such holder was a holder on the record date, will not be permitted to make an election with respect to such shares and such shares will be treated as no-election shares and will be subject to the allocation procedures described in this proxy statement/prospectus.

First Place May Fail to Realize the Anticipated Benefits of the Merger

First Place may not be able to achieve the expected integration and cost savings from the merger, which could adversely affect First Place’s earnings and financial condition. Difficulties may arise in the integration of the business and operations of Franklin with First Place and, as a result, First Place may not be able to achieve the cost savings and synergies that are expected to result from the merger. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of First Place and Franklin, and the conversion of Franklin’s core operating systems, data systems and products to those of First Place and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of Franklin to those of

First Place may result in the loss of customers, damage to First Place’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by First Place or reduced cost savings resulting from the merger. Additionally, actual savings may be materially less than expected if the merger is significantly delayed, the integration of both companies’ operations is delayed beyond what is anticipated or the conversion to a single data system is not accomplished on a timely basis.

Future Results of the Combined Company May Materially Differ from the Pro Forma Financial Information Presented in this Document

Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of historical results from First Place and Franklin. Merger, integration, restructuring and transaction costs related to the merger and combination of the companies are estimated to be $7.0 million and could be higher or lower depending on how difficult it will be to integrate First Place and Franklin. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income earning investments in the future.

The Market Price of Shares of First Place Common Stock May be Affected by Factors Which are Different from Those Affecting Shares of Franklin Common Stock

You may acquire shares of First Place common stock in connection with the merger. Some of First Place’s current businesses and markets differ from those of Franklin and, accordingly, the results of operations of First Place after the merger may be affected by factors different from those currently affecting the results of operations of Franklin. For a discussion of the businesses of First Place and Franklin and of certain factors to consider in connection with those businesses, see “Information About Franklin,” beginning on page 73, “Information About First Place,” beginning on page 72 and the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” beginning on page 118.

Failure to Complete the Merger Could Negatively Impact Franklin’s Stock Price

If the merger is not completed for any reason, the price of Franklin’s common stock may decline to the extent that the current market price of its common stock reflects the assumption that the merger will be completed. On November 7, 2003, the last trading-day before the merger was announced, Franklin’s common stock closed at $20.00 per share.

The Merger Agreement Limits Franklin’s Ability to Pursue Alternative Transactions to the Merger

The merger agreement prohibits Franklin and its directors, officers, agents and representatives from soliciting or authorizing the solicitation of, or subject to very limited exceptions, entering into discussions with any third party regarding alternative acquisition proposals. See “The Merger — No Solicitation” on page 49. The prohibition limits Franklin’s ability to pursue offers from other possible acquirers.

The Opinion Received by Franklin’s Board from its Financial Advisor Will Not Reflect Changes Prior to the Merger

The opinion of the Franklin financial advisor, Hovde Financial, dated as of the date of this proxy statement/prospectus will not be updated to reflect changes that occur between the date of this proxy statement/prospectus and the completion of the merger. Such changes could include, but would not be limited to, conditions in the financial services industry, general market and economic conditions and other factors upon which this opinion is based and which may alter the value of the companies. The opinion of Hovde Financial may not accurately address the fairness from a financial point of view of the aggregate merger consideration to be received by Franklin’s shareholders at the time the merger is completed.

Franklin’s Shareholders Will Not Control First Place’s Future Operations

Franklin’s shareholders collectively own 100% of Franklin and, in the aggregate, have the absolute power to approve or reject any matters requiring the adoption or approval under Michigan law and Franklin’s articles of incorporation. Following the merger, it is expected that Franklin’s shareholders will in the aggregate become owners of approximately 15% of the outstanding shares of First Place. Accordingly, even if all former Franklin shareholders voted in concert on all proposals presented to First Place’s shareholders, the former Franklin shareholders could not determine whether the various proposals would be adopted.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain forward-looking statements by First Place and Franklin within the meaning of the federal securities laws. These forward-looking statements include information about the financial condition, results of operations and businesses of First Place and Franklin. This document also includes forward-looking statements about the consummation and anticipated timing of the merger, the exchange ratio and the tax-free nature of the merger. In addition, any of the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts” and similar expressions indicate forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	estimated cost savings from the merger may not be fully realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following the merger may be greater than expected;

•	competitive pressure among depository and other financial institutions may increase significantly;

•	costs or difficulties related to the integration of the businesses of First Place and Franklin may be greater than expected;

•	changes in the interest rate environment may reduce interest margins;

•	general economic or business conditions, either nationally or in the states or regions in which First Place and Franklin do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislation or changes in regulatory requirements, including changes in accounting standards, may adversely affect the businesses in which First Place and Franklin are engaged;

•	adverse changes may occur in the securities markets; and

•	competitors of First Place and Franklin may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than First Place and Franklin.

Management of First Place and Franklin each believes that the forward-looking statements about their respective company are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Place following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Place’s and Franklin’s ability to control or predict.

All subsequent written and oral forward-looking statements attributable to First Place or Franklin or any person acting or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither First Place nor Franklin undertakes any obligation to update publicly any forward-looking statements to reflect events, circumstances or new information after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Further information on other factors that could affect the financial results of First Place after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this proxy statement/prospectus.

GENERAL INFORMATION

This document constitutes a proxy statement and is being furnished to all record holders of Franklin common stock in connection with the solicitation of proxies by the board of directors of Franklin to be used at a special meeting of shareholders of Franklin to be held on         ,                     , 2004 and any adjournment or postponement of the special meeting. The purposes of the special meeting are to consider and vote upon a proposal to approve the merger agreement among First Place and Franklin, which provides, among other things, for the merger of Franklin with and into First Place and a proposal to adjourn the special meeting to the extent necessary to solicit additional votes on the merger agreement.

This document also constitutes a prospectus of First Place relating to the First Place common stock to be issued to holders of Franklin common stock upon completion of the merger. The actual total number of shares of First Place common stock to be issued as well as the actual amount of cash to be paid in the merger will depend on the number of shares of Franklin common stock outstanding at the time of the merger, the amount of cash paid to cash-out outstanding employee stock options and the average share price of First Place common stock on the determination date.

First Place has supplied all information contained or incorporated by reference herein relating to First Place, and Franklin has supplied all such information relating to Franklin.

THE SPECIAL MEETING

Time, Date and Place

A special meeting of shareholders of Franklin will be held at     :       .m., eastern time, on             ,             , 2004 at                     ,                     , Southfield, Michigan.

Matters to be Considered

The purposes of the special meeting are to consider and approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted for a vote at the special meeting. At this time, the Franklin board of directors is unaware of any matters, other than as set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on             , 2004 has been fixed by Franklin as the record date for the determination of holders of Franklin common stock entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were                      shares of Franklin common stock outstanding and entitled to vote. Each share of Franklin common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Shareholders of record may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

If your shares are held in the name of a broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker or other nominee and you wish to vote at the special meeting, you must bring a recent brokerage statement or letter from the broker or other nominee confirming that you are the beneficial owner of the shares.

Any shareholder executing a proxy may revoke it at any time before it is voted by:

•	delivering to Franklin prior to the special meeting a written notice of revocation addressed to Dean A. Friedman, Secretary, Franklin Bancorp, Inc., 24725 West Twelve Mile Road, Southfield, Michigan 48034;

•	delivering to Franklin prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and voting in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Each proxy returned to Franklin (and not revoked) by a holder of Franklin common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

At this time, the Franklin board of directors is unaware of any matters, other than set forth above, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of Franklin common stock, must be present in person or by proxy before any action may be taken at the special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

The affirmative vote of the holders of a majority of the outstanding shares of Franklin common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of Franklin. The affirmative vote of a majority of the votes cast on the matter at the special meeting is required to approve the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because the proposal to approve the merger agreement is required to be approved by the holders of more than a majority of the outstanding shares of Franklin common stock, abstentions and broker “non-votes” will have the same effect as a vote against the proposal to approve the merger agreement at the special meeting. And for the same reason, the failure of a Franklin shareholder to vote by proxy or in person at the special meeting will have the effect of a vote against this proposal. Because of the vote required for the proposal to adjourn the special meeting, abstentions and “broker non-votes” will have no effect on this proposal.

The directors and the executive officers of Franklin, David L. Shelp, former Chief Executive Officer and President of Franklin and Franklin Bank, and PL Capital LLC, a shareholder of Franklin, who collectively own approximately         % of the outstanding shares of Franklin common stock as of the record date for the special meeting, entered into voting agreements with First Place pursuant to which they have agreed to vote all of their shares in favor of the merger agreement. See “ Information about Franklin — Management and Additional Information,” beginning on page 80 and “The Merger — Voting Agreements,” on page 61.

Solicitation of Proxies

Franklin will pay for the costs of mailing this document to its shareholders, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of Franklin and its subsidiaries may solicit proxies from shareholders of Franklin in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Franklin will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendations of the Franklin Board of Directors

The Franklin board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. One director, Mr. Irving R. Beimler abstained from voting on the merger agreement due to his position as Senior Vice President of Hovde Capital, Inc. and Senior Vice President of

Hovde Capital Advisors, which are affiliates of Hovde Financial. Based on Franklin’s reasons for the merger described in this document, including Hovde Financial LLC’s fairness opinion, the board of directors of Franklin believes that the merger is in the best interests of Franklin’s shareholders and, except for the one abstention due to a director’s relationship with Hovde Financial, recommends that you vote “FOR” approval of the merger agreement. See “The Merger — Franklin’s Reasons for the Merger,” beginning on page 30. The Franklin board of directors unanimously recommends that you vote “FOR” approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

THE MERGER

(Proposal One)

The following information describes the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the annexes to this document, including the merger agreement. You are urged to carefully read the annexes in their entirety.

General

Under the terms and conditions set forth in the merger agreement, Franklin will be merged with and into First Place. At the effective time of the merger, each share of common stock of Franklin, no par value per share, outstanding immediately before the effective time of the merger, except as provided below, will, by virtue of the merger be converted into the right to receive $21.00 in cash, without interest or 1.137 shares of First Place common stock. No fractional shares of First Place common stock will be issued in connection with the merger. Instead, First Place will make a cash payment to each Franklin shareholder who would otherwise receive a fractional share.

Franklin shareholders will have the opportunity to elect either all cash, all First Place common stock, a portion in cash and a portion in First Place common stock in amounts determined by the Franklin shareholder or a fixed combination of 50% cash and 50% First Place common stock as the form of consideration to be received for the shares of Franklin common stock held by them, subject to allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock, with the remaining consideration to be paid in cash. Immediately following the effective time on the closing date of the merger, Franklin’s wholly owned subsidiary, Franklin Bank, will merge with and into First Place Bank, with First Place Bank as the surviving institution in the subsidiary merger.

Background of the Merger

Franklin retained Hovde Financial on November 30, 2000 to serve as its investment banking advisor in connection with an analysis of Franklin’s strategic options (see “— Opinion of Franklin’s Financial Advisor” below). In connection therewith, Franklin has considered the possibility of various forms of strategic alternatives, including potential business combinations with a variety of financial institutions, as well as reviewed and executed various strategies for maximizing its performance as an independent company. Since its retention of Hovde Financial, Franklin has, from time to time, received formal written and informal indications of interest from several Michigan-based and out-of-market financial institutions. Franklin representatives have met with such parties and have also met with other interested parties that did not formally or informally submit any indication of interest. On June 17, 2003, the Franklin board appointed a strategic planning committee comprised of John W. Palmer, David L. Shelp and David F. Simon to review and assess all potential business combinations.

After consulting with members of the strategic planning committee, on August 19, 2003, Craig L. Johnson, then Franklin Bank’s Executive Vice-President of Lending, initiated a telephone call to Albert Blank, the Executive Vice President and Chief Operating Officer of First Place, with respect to whether First Place would be interested in a potential merger with Franklin. Mr. Blank requested information about Franklin and Mr. Johnson introduced Mr. Blank to Hovde Financial. After First Place’s execution of a confidentiality agreement, Hovde Financial provided First Place with materials regarding Franklin. Mr. Johnson had recently completed due diligence on behalf of Franklin with respect to a residential loan pool that Franklin purchased from First Place on August 29, 2003. Mr. Johnson and Mr. Blank had previously known each other from their service as the Vice Chairman and President of the Commercial Banking Division of Republic Bank and President of Sales of Republic Banc Mortgage Corp., respectively.

On September 15, 2003, based on its preliminary review of Franklin materials, First Place presented Franklin with a written non-binding expression of interest to acquire 100% of the common stock of Franklin. Pursuant to this preliminary expression of interest, First Place proposed to offer a per share consideration valued between $22 and $24 per share to the shareholders of Franklin, with the final per share and form of consideration to be determined after completion of due diligence. First Place proposed to offer all cash or a combination of cash and First Place common stock, with no greater than 50% of the consideration to be paid in First Place common stock and with Franklin shareholders given the election to accept all stock, all cash, or a combination thereof. First Place also proposed to cash out existing Franklin stock options and to offer reasonable severance benefits to displaced employees and stay bonuses to employees integral to the merger. First Place indicated that it was prepared to proceed with due diligence, negotiation of a definitive agreement, application for regulatory approvals and closing of the transaction on an expedited basis, subject to satisfaction of certain conditions.

At a regularly scheduled meeting of the Franklin board on September 16, 2003, the non-binding expression of interest of First Place was distributed and discussed. Hovde Financial reported on the status of its discussions with First Place and two other interested parties. Hovde Financial noted the high level of interest of First Place and Franklin and stated that First Place was prepared to immediately perform on-site due diligence. The board authorized Hovde Financial to continue discussions with all interested parties and to authorize First Place to commence due diligence.

On September 24 through 26, 2003, First Place conducted a due diligence investigation of Franklin in Southfield, Michigan. The senior management of First Place and Franklin participated in meetings during this period to discuss Franklin’s operations. In addition, the members of the strategic planning committee and Hovde Financial and Steven R. Lewis, President and Chief Executive Officer, David L. Mead, Chief Financial Officer, Albert P. Blank, Executive Vice President and Chief Operating Officer of First Place, and its financial advisor, Keefe Bruyette & Woods, Inc. or KBW, held discussions regarding the terms and structure of a possible merger.

On October 6, Mr. Johnson attended a meeting with members of First Place’s management team to discuss Franklin’s operations and the potential benefits of a proposed merger of Franklin and First Place.

On October 9, 2003, First Place presented Franklin with a revised written non-binding expression of interest to acquire 100% of the common stock of Franklin. First Place proposed to offer a per share consideration of $21.00 per share to the shareholders of Franklin, with aggregate consideration to be in the form of 50% cash and 50% First Place common stock. Shareholders of Franklin would have the opportunity to receive for each share of Franklin common stock either (i) $21.00 cash, (ii) 1.1266 shares of First Place common stock, or (iii) a combination thereof. That same day, the board of directors of Franklin met in a special meeting to consider, among other matters, the First Place expression of interest. The board directed its investment advisor, Hovde Financial, to respond with a modified proposal; which occurred the following day by letter dated October 10, 2003 from Hovde Financial to Steven R. Lewis, President and Chief Executive Officer of First Place.

On October 17, 2003, First Place responded to Franklin with a revised written non-binding expression of interest to acquire 100% of the common stock of Franklin. First Place proposed to offer a per share consideration of $21.00 per share to the shareholders of Franklin, with the aggregate consideration to be paid in the form of $10.50 in cash and .5685 shares of First Place common stock for each Franklin share. The exchange ratio of .5685 shares of First Place common stock was based upon an $18.47 average price for First Place common stock over the prior 30-day period. The non-binding offer also included protections for Franklin shareholders in the event the 10-day average trading price per share of First Place common stock falls below $16.15 immediately prior to completion of the merger. The non-binding offer was subject to additional due diligence and execution of a definitive agreement.

At a regularly scheduled meeting of the Franklin board on October 21, 2003, Hovde Financial reported on its discussions with First Place, noting First Place continued interest in Franklin and First Place’s refined proposals regarding a potential business continuation. Hovde Financial also reported on the status of the two other parties that still had a continuing interest in Franklin. The board determined that management should commence Franklin’s due diligence of First Place and should continue discussions with the two other invested parties.

On October 29 and 30, 2003, two members of the strategic planning committee Mr. Simon and Mr. Palmer, senior management of Franklin, together with Franklin’s attorneys, accountants and Hovde Financial, conducted an on-site due diligence review at the offices of First Place in Boardman, Ohio. While in Boardman, the members of the strategic planning committee and Hovde Financial held meetings and negotiations with senior First Place management with respect to the terms of the merger. In addition, senior management of Franklin and First Place discussed various operational issues relating to the proposed merger, including the integration of operations, conversion of technology systems, personnel and severance issues, and other related matters.

On October 30, 2003, First Place presented Franklin with a proposed definitive merger agreement.

On October 31, 2003, the members of the strategic planning committee and senior management of Franklin, together with Franklin’s attorneys, accountants and Hovde Financial, met to review and assess the results of their due diligence review of First Place. Based on such meeting, it was determined to proceed to present their findings to the Franklin board.

Extensive negotiations with respect to the proposed definitive merger agreement followed during the next several days including negotiations between members of the strategic planning committee together with Franklin’s attorneys and Hovde Financial and Messrs. Lewis, Mead and Blank together with First Place’s attorneys and KBW.

Franklin’s board met on November 9, 2003 to review the substantially final definitive merger agreement and the fairness opinion delivered by Hovde Financial. Hovde Financial, Franklin’s legal advisors and its independent certified public accountants were present to review, discuss and answer questions relating to the terms of the proposed merger. Also present at the meeting were all of the members of senior management. At the meeting:

•	Hovde Financial discussed with the board:

•	The per share and aggregate merger consideration to be paid to shareholders of Franklin;

•	The consideration to be paid to holders of Franklin stock options who do not exercise their options prior to the closing of the transaction; and

•	The business opportunities afforded by the proposed merger as contrasted with remaining as a stand-alone entity;

•	Hovde Financial and senior management of Franklin reviewed with the board the advantages of the proposed merger compared to offers made by the remaining two interested parties when analyzing the offers as a whole with respect to price, terms, structure, risk of execution and future business prospects on a combined basis;

•	Hovde Financial and senior management of Franklin reviewed with the board the reasons for and the potential benefits and risks of a business combination with First Place;

•	Hovde Financial presented to the board the financial terms of the proposed merger and its oral opinion that the consideration to be received by Franklin shareholders in the proposed merger was fair from a financial point of view;

•	Franklin’s legal counsel discussed with the board:

•	the current status of the negotiations and related matters, including a detailed review of the provisions of the merger agreement, including the right of Franklin under the merger agreement to terminate it only if specified events emanating from the board’s fiduciary duties were to occur and the $3.2 million fee payable by Franklin to First Place if the merger agreement was terminated under specified circumstances;

•	open issues to be resolved and reviewed with the directors; and

•	the board’s fiduciary duties and responsibilities in a transaction of this type; and

•	Franklin’s senior management and the strategic planning committee, together with its attorneys, independent public accountants and Hovde Financial presented the results of their due diligence review of First Place.

After discussing and considering in detail the merger agreement the presentations disclosed above, and the factors discussed below under “— Franklin’s Reasons for the Merger,” all of the Franklin directors who were present, except for Mr. Beimler who recused himself because of his affiliation with Hovde Financial. See “—Opinion of Franklin’s Financial Advisor” below, unanimously adopted the merger and the merger agreement (with specific direction and authority given to the strategic planning committee to finalize one outstanding issue, and to senior management to then enter into the merger agreement), and voted unanimously to recommend that Franklin shareholders approve the merger agreement.

On November 10, 2003, the parties executed the merger agreement and certain related agreements, and publicly announced the proposed merger.

Franklin’s Reasons for the Merger

The terms of the merger agreement, including the consideration to be paid to Franklin shareholders, were the result of arms length negotiations. In evaluating the proposal to merge with First Place, the Franklin board of directors considered a number of factors, including the following:

•	the merger consideration to be paid to Franklin’s shareholders in relation to the market value, book value, earnings per share and dividend rates of Franklin common stock;

•	the terms and conditions of the merger agreement and voting agreements including the fact that the cash and stock consideration is fixed, the agreement of the directors and executive officers of Franklin to vote in favor of the merger, the limitations on the interim business operations of Franklin and Franklin Bank, the conditions to consummation of the merger, the circumstances under which the merger agreement could be terminated, as well as the advice of Franklin’s financial and legal advisors;

•	the opinion of Hovde Financial LLC that the merger consideration is fair, from a financial point of view, to Franklin’s shareholders;

•	information regarding the business, operations, earnings, financial condition, management and prospects of Franklin and First Place;

•	the belief that the terms of the merger are fair to and in the best interest of the Franklin shareholders;

•	the belief that the receipt of First Place common stock in the merger generally would permit Franklin shareholders who receive First Place common stock to defer any federal income tax liability associated with the increase in the value of their Franklin common stock as a result of the merger;

•	historical information concerning First Place’s and Franklin’s respective businesses, financial performance and condition, asset quality, operations, technology, management, competitive position, dividends and stock performance;

•	the financial condition, results of operations and businesses of First Place and Franklin before and after giving effect to the merger based on due diligence and publicly available earnings estimates for First Place and Franklin;

•	the strategic fit of First Place and Franklin, including the belief that the merger has the potential to enhance shareholder value through growth opportunities and synergies resulting from combining the two companies’ complementary strengths and assets;

•	industry and economic conditions;

•	the impact of the merger on the depositors, employees, customers and communities served by Franklin;

•	the likelihood of receiving the required approvals in a timely manner;

•	the ability of the combined enterprise to compete in relevant banking markets;

•	the merger is expected to be accretive to GAAP earnings per share of First Place;

•	First Place’s historical record with respect to the employees and the communities of the banks it has acquired;

•	expanded product and service offerings available for Franklin Bank customers;

•	increased shareholder liquidity; and

•	the management group of First Place.

The Franklin board also considered the potential adverse consequences of other factors on the proposed merger including:

•	the challenges of combining the businesses, assets and workforces of the two companies and the risks of not achieving the expected operating efficiencies or growth;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	the risk that the merger will not be consummated.

The above discussion of the information and factors considered by the Franklin board of directors is not intended to be exhaustive, but includes the material factors the Franklin board of directors considered. In reaching its determination to approve and recommend the merger, the Franklin board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

The Franklin board of directors believes that the merger is in the best interests of Franklin and its shareholders. Accordingly the Franklin board of directors has unanimously approved the merger agreement and unanimously recommends that you vote for approval of the merger agreement.

First Place’s Reasons for the Merger

First Place entered into the merger agreement with Franklin because, among other things, the merger:

•	expands the First Place core market area and provides entry into metropolitan Detroit and Michigan, including affluent Oakland County;

•	provides access to one of the Midwest’s premier markets of high-net worth customers;

•	provides entry into a faster growing market than First Place’s current retail strategy;

•	enhances geographic and economic diversification;

•	enhances ability to compete and widens product range through a broadened customer base with diversified demographics;

•	provides an additional platform for further growth of deposits and for non depository business lines enhancing fee income growth;

•	is expected to be accretive to GAAP and cash earnings per share of First Place; and

•	is expected to be provide First Place with estimated cost savings of approximately $4.3 million after completion of the merger.

Opinion of Franklin’s Financial Advisor

Hovde Financial has acted as financial advisor to Franklin in connection with the proposed merger. Hovde Financial is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Franklin. Hovde Financial is an affiliate of Hovde Capital, LLC, General Partner of Financial Institutions Partners II LP. See “Information about Franklin – Managment and Additional Information,” on page 80. As part of its investment banking business, Hovde Financial is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. (see “Information about Franklin – Certain Beneficial Owners of Franklin Common Stock”). A director of Franklin, Irving R. Beimler, currently holds positions as Senior Vice President of Hovde Capital, Inc. and Senior Vice President of Hovde Capital Advisors, which are affiliates of Hovde Financial and Hovde Capital, LLC, which owns 346,287 shares of Franklin common stock.

At the November 9, 2003 Franklin board of directors meeting, Hovde Financial reviewed the financial aspects of the proposed merger with the board of directors and rendered an oral opinion that the consideration to be received by Franklin shareholders in the merger was fair to those shareholders from a financial point of view. Hovde Financial subsequently confirmed its November 9, 2003 oral opinion by delivery to the Franklin board of directors of a written opinion dated November 10, 2003. Hovde Financial will provide an updated written opinion dated as of the date of this proxy statement/prospectus.

The full text of Hovde Financial’s written opinion is included in this proxy statement/prospectus as Annex II and is incorporated herein by reference. Franklin shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Hovde Financial.

Hovde Financial’s opinion is directed to the Franklin board of directors and addresses only the fairness from a financial point of view, of the aggregate merger consideration to Franklin shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Franklin shareholder as to how such shareholders should vote at the Franklin special meeting on the merger agreement or any related matter.

In rendering its opinion, Hovde Financial:

•	reviewed the merger agreement;

•	reviewed certain historical publicly available business and financial information concerning Franklin and First Place;

•	reviewed certain internal financial statements and other financial and operating data concerning Franklin and First Place;

•	analyzed certain financial projections prepared by the management of Franklin;

•	evaluated the pro forma contribution of Franklin’s assets, liabilities, equity and earnings to the pro forma company;

•	reviewed the terms of recent merger and acquisition transactions to the extent publicly available, involving banks and bank holding companies that it considered relevant;

•	analyzed the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	performed analyses and considered such other factors as it deemed appropriate.

Hovde Financial also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by Franklin and First Place and in the discussions it had with Franklin and First Place managements. Hovde Financial also assumed that the financial forecasts, including without limitation, the synergies and projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Franklin and First Place and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde Financial is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde Financial has assumed that such allowances for Franklin and First Place are in the aggregate adequate to cover such losses. Hovde Financial was not retained to and did not conduct a physical inspection of any of the properties or facilities of Franklin or First Place. In addition, Hovde Financial did not review individual credit files nor make an independent evaluation or appraisal of the assets and liabilities of Franklin or First Place and Hovde Financial was not furnished with any such evaluations or appraisals.

Hovde Financial assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement. Hovde Financial also assumed that the merger will be accounted for as a purchase under GAAP. Hovde Financial assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to Franklin and First Place. Hovde Financial further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on First Place that would have a material adverse effect on First Place or the contemplated benefits of the merger. Hovde Financial also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of First Place after the merger.

Franklin engaged Hovde Financial on November 30, 2000 to provide it with an analysis of its strategic options. In connection therewith, the company paid Hovde Financial an initial fee of $10,000. Pursuant to its engagement agreement, Franklin also paid Hovde Financial a fee of $75,000 at the time of the execution of the merger agreement and the delivery to Franklin’s board of directors of Hovde’s fairness opinion. At the time the merger is completed, Franklin will pay Hovde a total fee equal to 1% of the merger consideration including the cash payment by First Place for the cancellation and surrender of each outstanding and unexercised Franklin stock option to purchase Franklin common stock after crediting the initial fee and the fairness opinion fee. Pursuant to the engagement agreement, Franklin also agreed to reimburse Hovde Financial for all reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde Financial against certain liabilities relating to the merger or Hovde Financial’s engagement. See “The Merger – Payment and Termination of Franklin Stock Options,” beginning on page 44.

Hovde Financial’s opinion is not an expression of an opinion as to the prices at which shares of First Place common stock or Franklin common stock will trade following the announcement of the merger or the actual value of the First Place common stock when issued pursuant to the merger or the prices at which the First Place common stock will trade following the completion of the merger.

In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde Financial, First Place and Franklin. Any estimates contained in the analyses performed by Hovde Financial are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Hovde Financial opinion was among several factors taken into consideration by the Franklin board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of the Franklin board or Franklin management with respect to the fairness of the merger consideration.

The following is a summary of the material analyses presented by Hovde Financial to the Franklin board on November 9, 2003, in connection with its oral opinion. The summary is not a complete description of the analyses underlying the Hovde Financial opinion or the presentation made by Hovde Financial to the Franklin board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis in the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde Financial. The tables alone are not a complete description of the financial analyses.

Selected Transaction Analysis. As part of its analysis, Hovde Financial reviewed comparable mergers involving Michigan banks announced since January 1, 1990 in which the seller had assets between $50 million and $1 billion (the “Michigan Merger Group”). The Michigan Merger Group consisted of the following 28 transactions:

Buyer	Seller

Fentura Financial Inc.	West Michigan Financial Corp.
Chemical Financial Corp.	Caledonia Financial Corp.
Citizens First Bancorp	Metro Bancorp, Inc.
Charter One Financial	Charter National Bancorp
Macatawa Bank Corp.	Grand Bank Financial Corp.
IBT Bancorp Inc.	FSB Bancorp, Inc.
Huntington Bancshares	Empire Banc Corp.
Wells Fargo & Co.	Michigan Financial Corp.
Firstbank Corp.	Lakeview Financial Corp.
Citizens Banking Corp.	CB Financial Corp.
Old Kent Financial Corp.	Seaway Financial Corp.
Independent Bank Corp.	North Bank Corporation
First Michigan Bank Corp.	Arcadia Financial Corp.
Chemical Financial Corp.	State Savings Bancorp, Inc.
Citizens Banking Corp.	Banc One’s Four Michigan Banks
First Michigan Bank Corp.	Superior Financial Corp.
Old Kent Financial Corp.	First National Bank Corp.
Mid Am Inc.	ASB Bankcorp, Inc.
First Michigan Bank Corp.	Old State Bank Corporation

Buyer	Seller
Michigan Financial Corp.	Houghton Financial, Inc.
Chemical Financial Corp.	Key State Bank
Citizens Banking Corp.	Royal Bank Group, Inc.
Society Corp.	First of America Bank-Monroe
CB Financial Corp.	CCSB Corporation
Farmers & Merchants	Northern Financial Corp.
First Michigan Bank Corp.	Northwestern Bank Corp.
First Michigan Bank Corp.	Maynard-Allen State-Bank
Fentura Financial Inc.	West Michigan Financial Cp.

Hovde Financial also reviewed comparable mergers involving banks headquartered in the Midwest region announced since January 1, 1999 in which the assets of the seller were between $250 million and $750 million (the “Midwest Merger Group”). The Midwest Merger Group consisted of the following 11 transactions:

Buyer	Seller

Standard Bancshares Inc.	East Side Bancorporation, Inc.
First Southern Bancorp, Inc.	South Central Bancshares Inc.
MB Financial Inc.	First Lincolnwood Corporation
First Merchants Corp.	Lafayette Bancorp
First National of Nebraska	Castle BancGroup Inc.
First Banks Inc.	Plains Financial Corporation
First Banks Inc.	Union Financial Group Ltd
Financial Federal MHC, Inc.	Success Bancshares Inc.
Allegiant Bancorp, Inc.	Southside Bancshares Corp.
Commerce Bancshares Inc.	Breckenridge Bancshares Co.
Otto Bremer Foundation	Dean Financial Services Inc.

Hovde also reviewed comparable mergers involving banks nationwide announced since January 1, 1997, in which the selling institution had assets between $250 million and $750 million, a return on average assets between zero and 100 basis points, and a ratio of non-performing assets to assets of greater than 75 basis points which are referred to in this proxy statement/prospectus as the “Nationwide Merger Group.” The Nationwide Merger Group consisted of the following 19 transactions:

Buyer	Seller

United Community Banks	First Georgia Holding Inc.
Fulton Financial Corp.	Premier Bancorp Inc.
Colonial BancGroup Inc.	Palm Beach National Holding Co.
City National Corp.	Civic BanCorp
Financial Federal MHC	Success Bancshares Inc.
Allegiant Bancorp Inc.	Southside Bancshares Corp.
Financial Institutions Inc.	Bath National Corp.
First Community Bancorp	Professional Bancorp Inc.
NBT Bancorp Inc.	Pioneer American Holding Co.
Gold Banc Corp.	American Bancshares Inc.
BB&T Corp.	Matewan BancShares Inc.
Lakeland Bancorp Inc.	High Point Financial Corp.
Sovereign Bancorp Inc.	Carnegie Bancorp
FBOP Corp.	P.N.B. Financial Corp.
Commercial Bank of NY	First Bank of the Americas
SIS Bancorp, Inc.	Glastonbury Bank and Trust Co.
First Union Corp.	Covenant Bank
Peoples Heritage	Atlantic Bancorp
Western Bancorp	SC Bancorp

Hovde Financial calculated the averages for the following relevant transaction ratios in the Michigan Merger Group, the Midwest Merger Group and the Nationwide Merger Group:

•	the percentage of the merger consideration to the acquired company’s total assets;

•	the multiple of the merger consideration per share to the acquired company’s tangible book value per share;

•	the multiple of the merger consideration per share to the acquired company’s adjusted tangible book value per share (adjusted to match the tangible equity to asset ratio of Franklin);

•	the multiple of the merger consideration per share to the acquired company’s earnings per share for the 12 months preceding the announcement date of the transaction; and

•	the tangible book value premium to core deposits.

Hovde Financial used the averages of these multiples for each group to estimate an implied transaction value involving Franklin. These values and the corresponding multiples were then compared to the value of the consideration expressed in the merger agreement. For the purposes of this analysis, the value of the shares of First Place common stock and cash that would be received pursuant to the merger agreement was assumed to be $21.49. In calculating the multiples for the merger, Hovde Financial used core deposits (total deposits net of CDs greater than $100,000) and an estimate of core 2003 earnings (net of severance and other extraordinary items) for Franklin. The table below shows the results of this analysis comparing the multiples based on the merger agreement versus the implied multiples to Franklin based on the averages of the corresponding group’s multiples.

	Implied Aggregate Value (Millions)	Total Assets	Tangible Book Value	Core 2003 Earnings(1)		Tangible Book Value Premium to Core Deposits
Franklin	$82.2	15.6%	183.4%	25.4	x	9.3%
Michigan Merger Group	80.2	15.2	178.9	24.7	x	8.8
Midwest Merger Group	71.5	13.5	159.4	22.1	x	6.6
Nationwide Merger Group	95.3	18.0	212.6	29.4	x	12.6

(1)	Estimate of Franklin’s core 2003 earnings ($3.2 million).

Comparative Company Analysis. Using publicly available information, Hovde Financial compared the financial performance of Franklin with the Michigan Merger Group, the Midwest Merger Group and the Nationwide Merger Group. The performance highlights for Franklin are based on year-to-date information at September 30, 2003. The ROA and ROE for Franklin represent Hovde Financial’s estimate of core 2003 earnings, which was $3.2 million.

PERFORMANCE HIGHLIGHTS

	ROA		ROE		Equity/ Assets	Efficiency Ratio	Non Int. Inc/Assets	NPA/ Assets	Reserves/ NPA
Franklin	0.61	%(1)	7.23	%(1)	8.49%	86.76%	0.99%	0.99%	85.40%
Michigan Merger Group:
Median	1.04		11.66		8.46	67.47	0.80	0.70	240.26
Average	1.02		11.56		8.88	66.76	0.94	0.71	232.67
Midwest Merger Group:
Median	0.92		10.07		6.03	64.47	0.62	0.31	195.75
Average	0.77		10.84		6.93	68.03	0.65	0.40	184.92
Nationwide Merger Group:
Median	0.85		9.01		7.59	69.90	0.70	1.03	80.68
Average	0.71		8.91		7.63	70.20	0.81	1.40	93.66

(1)	Estimate of Franklin’s core 2003 earnings ($3.2 million).

No company or transaction used as comparison in the above analysis is identical to Franklin, First Place or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. Hovde Financial estimated the present value of the Franklin common stock by starting with estimated earnings of $4.3 million in 2004 and assuming a 10% annual growth rate in earnings through 2008, which resulted in net income of $4.8 million, $5.2 million, $5.8 million and $6.3 million in 2005, 2006, 2007 and 2008, respectively. In arriving at the terminal value of Franklin’s earnings stream at the end of 2008, Hovde Financial then assumed an average earnings growth rate of 3% from 2008 into perpetuity. The terminal value was then discounted at the appropriate discount rate to arrive at the 2008 terminal value. The present value of the terminal value is then calculated at the appropriate discount rate. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Franklin common stock. This analysis and its underlying assumptions yielded the range of values for Franklin outlined in the table below:

	Implied Aggregate Value (Millions)	Total Assets	Tangible Book Value	Core 2003 Earnings(1)	Tangible Book Value Premium to Core Deposits
Franklin	$82.2	15.6%	183.4%	25.4x	9.3%
11.0% Discount Rate	66.1	12.5	147.3	20.4	5.3
12.5% Discount Rate	55.3	10.5	123.4	17.1	2.6
14.0% Discount Rate	47.6	9.0	106.0	14.7	0.7

(1)	Estimate of Franklin’s core 2003 earnings ($3.2 million).

Hovde Financial stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Franklin common stock.

Dividend Discount Analysis. Hovde Financial performed an analysis that estimated the future stream of after-tax dividend flows of Franklin for each of the years 2004 through 2006 assuming Franklin’s projected dividend stream and Franklin’s performing in accordance with the earning projections through December 31, 2006. Commencing with 2004, Hovde Financial assumed the annual growth rate of earnings per share of approximately 10%. To approximate the terminal value of Franklin common stock in each of 2004, 2005 and 2006, Hovde Financial applied a range of price/earnings multiples of 16.0x, 18.0x and 20.0x; a range of tangible book value multiples of 160%, 185% and 210%; and a range of ending assets multiples of 10%, 15% and 20%. The dividend income streams and terminal values were then discounted to present values using a range of different discount rates of 11.0%, 12.5% and 14.0%. The resulting multiples are summarized in the table below:

	Implied Aggregate Value (Millions)	Total Assets	Tangible Book Value	Core 2003 Earnings(1)	Tangible Book Value Premium to Core Deposits
Franklin	$82.2	15.6%	183.4%	25.4x	9.3%
Selling at December 31, 2004	77.3	14.6	172.4	23.8	8.1
Selling at December 31, 2005	75.0	14.2	167.3	23.1	7.5
Selling at December 31, 2006	71.0	13.4	158.4	21.9	6.5

(1)	Estimate of Franklin’s core 2003 earnings ($3.2 million).

Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of assets, loans, deposits, total equity and total tangible equity at September 30, 2003, for Franklin and First Place, and estimated fiscal year 2003 and 2004 net income that would be contributed to the combined company on a pro forma basis by Franklin and First Place. Based of the various contributions, Franklin’s average contribution to the pro forma company would be approximately 21.37%. In comparison, the analysis showed that if all of the outstanding Franklin common stock is exchanged for 50% cash and 50% First Place common stock, holders of Franklin common stock would own approximately 13.75% of the outstanding shares of First Place following the transaction on a pro forma basis for the stock portion of the consideration. Furthermore, assuming that the consideration to Franklin was 100% First Place common stock, the analysis also showed that holders of Franklin common stock would own approximately 24.18% of the pro forma common shares. The 50% cash and 50% stock transaction scenario was based on an exchange ratio of 0.5685 shares of First Place common stock and $10.50 in cash for each share of Franklin common stock. The 100% stock transaction scenario was based on an exchange ratio of 1.137 shares of First Place common stock for each share of Franklin common stock.

	Franklin Contribution to Pro Forma Combined	First Place Contribution to Pro Forma Combined
Total Assets	23.98%	76.02%
Total Loans	23.54	76.46
Total Deposits	27.44	72.56
Total Equity	19.61	80.39
Total Tangible Equity	21.80	78.20
Net Income – Estimated 2003 (1)	15.00	85.00
Net Income – Estimated 2004 (2)	18.19	81.81

Average	21.37	78.63
Pro Forma Ownership Assuming a 50% Cash – 50% Stock Exchange	13.75	86.25
Pro Forma Ownership Assuming a 100% Stock Exchange	24.18	75.82

(1)	Based on calendar 2003 estimates of GAAP earnings for First Place of $1.38 per share and $0.87 per share for Franklin (core estimate).
(2)	Based on calendar 2004 estimates of GAAP earnings for First Place of $1.46 per share and $1.16 for Franklin.

Financial Implications to Franklin Shareholders. Hovde Financial prepared an analysis of the financial implications of the First Place offer to a holder of Franklin common stock. This analysis indicated that on a pro forma equivalent basis, assuming a shareholder elects to receive 100% of his consideration paid in First Place common stock with an exchange ratio of 1.137, including potential cost savings, excluding revenue enhancements, a shareholder of Franklin would achieve approximately 38.6% accretion in earnings per share, an increase of 99.0% dividends per share and a 21.0% increase in book value per share in 2004 as a result of the consummation of the merger. The estimated cost savings utilized in this analysis represented 22.5% of Franklin’s estimated 2004 general and administrative expenses. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of Franklin common stock will experience an increase of approximately 27.3% in earnings per share, an increase of 99.0% in dividends per share, and an increase of approximately 17.6% in book value per share in 2008 as a result of the consummation of the merger.

The analysis indicated that on a pro forma equivalent basis, assuming a shareholder elects to receive 50% of his or her consideration paid in First Place common stock with an exchange ratio of 0.5685, including potential cost savings but excluding revenue enhancements, a shareholder of Franklin would realize an approximately 24.4% dilution in earnings per share, a 0.5% dilution in dividends per share and a 17.4% increase in book value per share in 2004 as a result of the consummation of the merger. The estimated cost savings utilized in this analysis represented 22.5% of Franklin’s estimated 2004 general and administrative expenses. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of Franklin common stock will experience dilution of approximately 29.8% in earnings per share, a decrease of approximately 0.5% in dividends per share and an increase of approximately 3.5% in book value per share in 2008 as a result of the consummation of the merger. This analysis did not take into account any potential future earnings based on the reinvestment of the 50% cash component of the consideration.

The tables below summarize the results discussed above:

Assuming 100% Stock Exchange

	Earnings Per Share		Dividends Per Share		Book Value Per Share
	2004	2008	2004	2008	2004	2008
Franklin Stand-Alone (1)	$1.16	$1.70	$0.32	$0.43	$12.98	$17.37
Pro Forma (2)	1.61	2.16	0.64	0.85	15.71	20.41
% Accretion	38.6%	27.3%	99.0%	99.0%	21.0%	17.6%

(1)	Core earnings estimates for Franklin in years 2004 through 2008.
(2)	Based on projected pro forma EPS of $1.41, $1.52, $1.64, $1.77 and $1.90 in calendar years 2004-2008; based on projected pro forma First Place dividends of $0.56, $0.60, $0.65, $0.70 and $0.75 in calendar years 2004-2008; and based on projected pro forma First Place book value of $15.71, $16.76, $17.88, $19.10 and $20.41 in calendar years 2004-2008.

Assuming 50% Cash-50% Stock Exchange

	Earnings Per Share		Dividends Per Share		Book Value Per Share
	2004	2008	2004	2008	2004	2008
Franklin Stand-Alone (1)	$1.16	$1.70	$0.32	$0.43	$12.98	$17.37
Pro Forma (2)	0.88	1.19	0.32	0.43	15.24	17.97
% Accretion – Dilution	(24.4)%	(29.8)%	(0.5)%	(0.5)%	17.4%	3.5%

(1)	Core earnings estimates for Franklin in years 2004 through 2008.
(2)	Based on projected pro forma EPS of $1.54, $1.67, $1.80, $1.94 and $2.10 in calendar years 2004-2008; based on projected pro forma First Place dividends of $0.56, $0.60, $0.65, $0.70 and $0.75 in calendar years 2004-2008; and based on projected pro forma First Place book value of $15.24, $16.46, $17.78, $19.19 and $20.70 in calendar years 2004-2008.

Comparative Shareholder Rates of Return. Hovde Financial presented an analysis of comparative theoretical shareholder rates of return in several scenarios, including Franklin standing alone until it is sold in the market on December 31, 2008 at 14.0x EPS, Franklin affiliating with a merger partner on December 31, 2008 at 18.0x EPS, Franklin affiliating with First Place in 2004 and the pro forma stock sells in the market on December 31, 2008 at 15.0x EPS, and Franklin affiliates with First Place in 2004 and the pro forma company is acquired on December 31, 2008 at 20.0x EPS. The price of the Franklin Stock in 2004 is based on the 60-day trading average at November 7, 2003 of $18.50. The analysis is also based on the projected dividends to be paid by Franklin and First Place in 2004-2008. Based on this analysis, Hovde Financial determined that the annual return on investment of Franklin on a stand-alone basis is 8.85%; the annual return on investment if Franklin affiliates with a merger partner on December 31, 2008 is 15.62%; the annual return on investment if Franklin affiliates with First Place in 2004 and the pro forma stock sells in the market on December 31, 2008 is 19.52% and the annual return on investment if Franklin affiliates with First Place in 2004 and the pro forma company is acquired on December 31, 2008 is 27.86%.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde Financial determined that the aggregate merger consideration was fair from a financial point of view to the Franklin shareholders.

Merger Consideration and Election and Exchange Procedures

Upon consummation of the merger, each outstanding share of Franklin common stock will be converted into the right to receive cash, without interest, or shares of First Place common stock, at the election of each Franklin shareholder and subject to the election, allocation and pro ration procedures set forth in the merger agreement and described below. See “— Merger Consideration,” “— Election Procedures” and “— Allocation Procedures” below. No fractional shares of First Place common stock will be issued in connection with the merger. Instead, First Place will make a cash payment to each Franklin shareholder who would otherwise receive a fractional share.

The form of the consideration ultimately received by you will depend upon the election, allocation and pro ration procedures described below and the choices of other Franklin shareholders. Accordingly, no guarantee can be given that your choice will be honored.

In addition, because the tax consequences will be dependent on the form of consideration received, you are urged to read carefully the information set forth below under “— Federal Income Tax Consequences,” beginning on page 59.

Merger Consideration. The shares of Franklin common stock outstanding immediately prior to the effective time of the merger shall be converted into, and shall be cancelled in exchange for, the right to receive:

•	$21.00 in cash, without interest, for each share of Franklin common stock;

•	1.137 shares of First Place common stock for each share of Franklin common stock;

•	the fixed consideration of 50% First Place common stock (.5685 shares) and 50% cash ($10.50) for each share of Franklin common stock; or

•	a portion in First Place common stock and a portion in cash in amounts determined by you.

You will have the opportunity to elect the form of consideration you want to receive for your shares on the election form, accompanying this proxy statement/prospectus. Whether or not you receive the form of consideration you elect will depend upon the allocation procedures describe below. The allocation procedures are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock with the remaining consideration to be paid in cash.

Since the exchange value of Franklin common stock for First Place common stock is fixed, the value of the First Place common stock to be received by you will change as the market price of First Place common stock increases or decreases prior to the effective time of the merger. The market price of First Place common stock is subject to change at all times based on, among other things, the expected future financial condition and operating results of First Place, current and future market conditions and other factors. The market price of First Place common stock at the effective time of the merger or at the time that Franklin shareholders who receive First Place common stock in the merger actually receive stock certificates evidencing those shares may be higher or lower than recent prices. For further information concerning the historical prices of First Place common stock, see “Market Prices and Dividends” on page 71. You are urged to obtain current market prices for First Place common stock in connection with voting your shares pursuant to the merger agreement at the special meeting and making your election decision.

Elections. The election form accompanying this proxy statement/prospectus requires you:

•	to elect to receive shares of First Place common stock in exchange for all shares of Franklin common stock held by you, plus cash in lieu of any fractional share interest;

•	to elect to receive cash in exchange for all shares of Franklin common stock held by you;

•	to elect the mixed election, whereby you elect a portion in cash and a portion in shares of First Place common stock in such amounts as determined by you, plus cash in lieu of any fractional shares, for all shares of Franklin common stock held by you;

•	to elect a fixed combination of 50% in cash and 50% in shares of First Place common stock, plus cash in lieu of any fractional shares, for all shares of Franklin common stock held by you; or

•	to indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of Franklin common stock, also referred to as “no election shares.”

The Franklin shares in these five categories are referred to below as stock election shares, cash election shares, mixed election shares, the 50/50 election shares and no election shares, respectively.

If you either (i) do not submit a properly completed election form in a timely fashion or (ii) revoke your election form prior to the deadline for the submission of the election form and do not resubmit a properly completed election form by the election form deadline, the shares of Franklin common stock held by you will be designated no election shares.

Election Procedures. All elections will be required to be made on the accompanying blue election form. To make an effective election with respect to your shares of Franklin common stock, you must, in accordance with the election form properly complete and return the election form to the exchange agent designated by First Place prior to the election deadline. The election deadline is 5:00 p.m., Eastern time, on the day that the special meeting is first convened, or                      , 2004.

Even if you have no preference, it is suggested that you return your election form by the election deadline date indicating that you have no preference, so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures after the merger is consummated. See “— Procedures for Exchanging of Franklin Common Stock Certificates,” beginning on page 43.

Following the Franklin shareholder meeting, Franklin shareholders will not be able to change their election and they will be bound to the election each has made, subject to the allocation procedures described in this section below.

Since the number of shares of First Place common stock that Franklin shareholders will receive in the merger is fixed, the value of those shares that Franklin shareholders will receive will depend on the market price of the First Place common stock after the merger is completed and the Franklin shareholders receive their shares. The merger is expected to be completed in the second quarter of 2004, which could be several months after the Franklin shareholder meeting. See “—You will not be able to Change Your Election after the Election Deadline” on page 21.

If your shares are held in street name by your broker, only your broker or other nominee can make an election with respect to the consideration to be received by you in exchange for your shares of Franklin common stock. Your broker or other nominee, however, will not be able to make the election without instructions from you. You should instruct your broker or other nominee on which election to make, following the directions your broker or other nominee provides. If you fail to instruct your broker or other nominee on which election to make, you will be treated as if you did not make an election with respect to the consideration to be received by you in exchange for your shares of Franklin common stock. Such shares will be treated as no election shares and will be subject to the allocations procedures described in this proxy statement/prospectus.

A Franklin shareholder acquiring shares of Franklin common stock after the record date will not receive an election form for those shares, and such shares of Franklin common stock will be deemed no election shares for purposes of allocating the merger consideration as discussed below. See “—Only Holders of Record May Make an Election” on page 21.

You should not return your Franklin stock certificates with the enclosed proxy or election form, and stock certificates should not be forwarded to First Place, Franklin or any other party until you have received the letter of transmittal, which will be sent to you after we complete the merger.

If you have a particular preference as to the form of consideration to be received for your shares of Franklin common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which no election was made. Neither the Franklin board nor its financial advisor makes any recommendation as to whether shareholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “— Federal Income Tax Consequences,” beginning on page 59.

Allocation Procedures. Your ability to receive all cash, all shares of First Place common stock, a portion in cash and a portion in First Place common stock or a fixed combination of 50% cash and 50% First Place common stock in exchange for your shares of Franklin common stock in the merger is subject to allocation procedures which are designed to ensure that at least 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock, with the remaining consideration to be paid in cash, in accordance with the terms of the merger agreement.

The holders of Franklin common stock who make the 50/50 election for all of their shares owned will not be reallocated as provided below, except as may be necessary to ensure that the merger is treated as a “reorganization” under the Internal Revenue Code of 1986, as amended.

It is unlikely that the sum of the stock elections, cash elections and mixed elections will result in an aggregate consideration consisting of 50% First Place common stock and 50% cash. As a result, the merger agreement describes procedures to be followed if Franklin shareholders in the aggregate elect to receive more or less of First Place common stock than First Place has agreed to issue. These procedures are summarized below. See “ – Franklin Shareholders May Not Receive the Form of Consideration They Elect,” beginning on page 20.

The merger agreement provides for reallocation of the merger consideration in the event the maximum cash consideration is exceeded or not reached. Pursuant to the merger agreement, the maximum cash consideration paid by First Place shall not exceed the product of the number of shares of Franklin common stock outstanding immediately prior to the effective time of the merger times .5 times $21.00,

•	If the elections total less than the maximum cash consideration, a sufficient number of shares will be converted into cash election shares, first from among the holders of no election shares and then, if necessary, from among the holders of stock election and mixed election shares on a pro rata basis, so that the total cash paid equals as closely as practicable the maximum cash consideration. This pro ration will reflect the proportion that the number of stock election shares of each holder, including shares of Franklin common stock that are elected to be exchanged for First Place common stock under a mixed election, bears to the total number of stock election shares, including shares of Franklin common stock that are elected to be exchanged for First Place common stock under a mixed election.

•	If the cash elections total more than the maximum cash consideration, a sufficient number of no election shares will be converted to stock election shares and, if necessary, a sufficient number of shares from among the holders of cash election shares and mixed election shares will be converted on a pro rata basis into stock election shares, so that the total cash paid equals as closely as practicable the maximum cash consideration. This pro ration will reflect the proportion that the number of cash election shares of each holder, including shares of Franklin common stock that are elected to be exchanged for cash under a mixed election, bears to the total number of cash election shares, including shares of Franklin common stock that are elected to be exchanged for cash under a mixed election.

•	If the cash elections equal the maximum cash consideration, then each holder of Franklin common stock will receive the form of consideration elected.

Upon consummation of the merger, any shares of Franklin common stock that are owned by Franklin as treasury stock will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

Procedures for Exchanging Franklin Common Stock Certificates

No more than 15 business days after the completion of the merger, the exchange agent, which will be selected by First Place, will mail to each holder of record of shares of Franklin common stock a letter of transmittal and instructions for surrendering certificates representing shares of Franklin common stock in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate of Franklin common stock for exchange and cancellation to the exchange agent, together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive the merger consideration allocated to them and the certificate for Franklin common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration.

Franklin shareholders who surrender their stock certificates and complete the letter of transmittal, will automatically receive the merger consideration allocated to them as the result of the merger promptly following completion of the allocation procedures. Other shareholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the exchange agent or after other steps have been taken to surrender the evidence of their stock interest in Franklin in accordance with the instructions accompanying the letter of transmittal. No interest will be paid or accrued on any cash constituting merger consideration.

No stock certificates representing fractional shares of First Place common stock will be issued upon the surrender or exchange of Franklin stock certificates. In lieu of the issuance of any such fractional share, First Place will pay to each former shareholder of Franklin who otherwise would be entitled to receive a fractional share of First Place common stock an amount in cash, without interest, determined by multiplying the fraction of a share of First Place common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by the average share price of the First Place common stock for the 10 trading-day period ending with the close of business on the determination date, rounded to the nearest whole cent.

If you receive shares of First Place common stock in the merger, you will receive dividends on First Place common stock or other distributions declared after the completion of the merger only if you have surrendered your Franklin stock certificates. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

After completion of the merger, no transfers of Franklin common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Franklin stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.

First Place will only issue a First Place stock certificate in a name other than the name in which a surrendered Franklin stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Franklin common stock formerly represented by such Franklin stock certificate, and show that you paid any applicable stock transfer taxes.

If your Franklin stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any First Place stock certificate to which you may be entitled.

As noted above, you should not send your stock certificate to First Place or Franklin until you have received the letter of transmittal. However, if you cannot locate your stock certificate, please contact Deborah Farrah, assistant to the President of Franklin at (248) 746-4117, to make suitable arrangements in advance of the closing of the merger and the exchange of stock certificates.

Payment and Termination of Franklin Stock Options

At the effective time of the merger, each option to purchase shares of Franklin common stock granted under Franklin’s Key Executives’ 1986 Plan, the Key Executives’ 1994 Plan, Directors’ 1986 Plan and Directors’ 1994 Plan which is outstanding and unexercised immediately prior thereto will cease to represent a right to acquire shares of Franklin common stock and will be cancelled. Upon execution of a stock option cancellation agreement, the holder of the cancelled stock option will be entitled to receive a cash payment in an amount equal to the product of (1) the number of shares of Franklin common stock subject to such holder’s stock option and (2) the difference of $21.00 and the exercise price per share of such stock option. As of September 30, 2003, there were 248,456 stock options issued and unexercised with exercise prices between $2.93 and $18.87 per share. The following table sets forth the number of outstanding and unexercised options which were held by Mr. David Shelp, former President and Chief Executive Officer of Franklin and Franklin Bank, the executive officers of Franklin and all directors of Franklin as a group as of the date of this document.

Name	Number of outstanding and unexercised Stock Options	Weighted Average Exercise Price	Cash-out value of the Stock Options
Leonard B. Carleton	4,125	$18.84	$8,910.00
Ronald J. Carr	1,860	18.30	5.020.50
Dean A. Friedman	18,189	9.53	208,668.33
Craig L. Johnson	6,500	18.84	14,010.00
Michael A. King	1,125	18.04	3,330.00
David L. Shelp	43,778	11.95	396,221.07
David F. Simon	67,176	10.54	702,657.84
All directors and executive officers as a group including David L. Shelp (11 persons)	142,753	$11.62	$1,338,817.74

Conditions to the Merger

Completion of the merger is subject to the satisfaction of certain conditions set forth in the merger agreement, or the waiver of such conditions by the party entitled to do so, at or before the effective time of the merger. Each of the parties’ obligation to consummate the merger under the merger agreement is subject to the following conditions:

•	the holders of a majority of the outstanding Franklin common stock must have approved the merger agreement;

•	all regulatory approvals required to consummate the merger by any governmental authority must have been obtained and must remain in full force and effect, all statutory waiting periods in respect thereof must have expired, and no required approval may contain any term, condition or restriction which either party reasonably determines in good faith would materially and adversely affect the economic or business benefits of the merger to such party as to render inadvisable, in its reasonable good faith judgment, the consummation of the merger;

•	no order, injunction, decree or other legal restraint or prohibition may have been enacted which prevents the consummation of the merger, the subsidiary merger or the other transactions contemplated by the merger agreement shall be in effect;

•

the registration statement of First Place of which this document is a part must have become effective under the Securities Act of 1933 and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of First Place common stock to be issued in connection with the merger must have been approved for listing on the Nasdaq National Market; and

•	each of First Place and Franklin must have received an opinion of Patton Boggs LLP to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In addition to the foregoing conditions, the obligation of First Place to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by First Place:

•	the representations and warranties of Franklin in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger, except as to any representation or warranty which specifically relates to an earlier date;

•	Franklin must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to consummation of the merger;

•	First Place must have received a certificate from specified officers of Franklin with respect to compliance with the foregoing conditions to the obligations of First Place;

•	each director and executive officer of Franklin shall have entered into and delivered a voting agreement with First Place on the date of the merger agreement (see “— Voting Agreements,” beginning on page 61);

•	Franklin’s consolidated shareholders’ equity, including Franklin common stock, additional paid-in capital, retained earnings, accumulated other comprehensive income and excluding treasury stock of Franklin immediately prior to the effective time, shall not be less than $44,848,000. The aggregate amount of the Franklin consolidated shareholders’ equity will exclude any expenses or accruals after the date the merger agreement was entered into by the parties relating to:

–	termination or funding of any of the benefit plans of Franklin or its subsidiaries contemplated by the merger agreement;

–	adjustments made to reflect expenses and losses in the market value of investments held by Franklin or its subsidiaries, as required by GAAP;

–	expenses, restructuring charges and transaction costs associated with the merger, or

–	modification and amendments to loan and other policies and procedures as provided in the merger agreement that have an adverse impact on shareholders’ equity;

•	Franklin shall have deposited with the exchange agent all stock certificates surrendered by holders of Franklin common stock pursuant to the exchange procedures set forth in the merger agreement and described in this proxy statement/prospectus;

•	First Place shall have received regulatory approval for a dividend of up to $10.0 million from First Place Bank at or prior to the effective time;

•	Franklin shall have delivered executed stock option cancellation agreements from all of the holders of Franklin stock options at or prior to the effective time;

•	Franklin shall have obtained all material consents, approvals or waivers to permit First Place to assume Franklin’s and any of its subsidiaries’ rights, obligations or interests under any loan, credit agreement, note, mortgage, indenture, license, leases or other agreements or instruments after the merger;

•	Franklin shall have caused its core system database to contain only current open accounts and those accounts closed after January 1, 2003, with all other closed accounts purged from the database; and

•	First Place shall have received such certificates of Franklin’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as First Place may reasonably request.

In addition to the other conditions set forth above, the obligation of Franklin to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by Franklin:

•	the representations and warranties of First Place in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger, except as to any representation or warranty which specifically relates to an earlier date;

•	First Place must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to consummation of the merger;

•	Franklin must have received a certificate from specified officers of First Place with respect to compliance with the foregoing conditions to the obligations of Franklin;

•	First Place shall have deposited with the exchange agent the cash and stock consideration to be paid to the holders of Franklin common stock in the merger; and

•	Franklin shall have received such certificates of First Place’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Franklin may reasonably request.

Regulatory Approvals

Consummation of the merger is subject to receipt of certain regulatory approvals.

Office of Thrift Supervision. The parties currently intend to merge Franklin with and into First Place and to simultaneously complete the subsidiary merger of Franklin Bank with and into First Place Bank. The merger and subsidiary merger are subject to the prior approval of the OTS, under the Home Owners Loan Act. First Place will file an application with the OTS to obtain prior approval of the merger. In reviewing applications, the OTS considers:

•	the effect of the transaction upon competition;

•	the financial and managerial resources and future prospects of the merging and resulting institutions;

•	the performance of the applicants in helping to meet the credit needs of the relevant communities, including low- and moderate-income neighborhoods; and

•	the convenience and needs of the community served.

The OTS will not approve a transaction:

•	that would result in a monopoly or would be in furtherance of any combination, conspiracy or attempt to monopolize the business of banking in any part of the United States; or

•	whose effect in any section of the United States may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the probable effects of the transaction in meeting the convenience and needs of the community clearly outweigh the anti-competitive effects of the transaction.

Any transaction approved by the OTS may not be completed until 30 days after the OTS’s approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the OTS and the U. S. Department of Justice, the waiting period may be reduced to 15 days.

Office of the Comptroller of the Currency and Federal Reserve Board. The OCC and the Federal Reserve Board are not required to approve the merger or the subsidiary merger if the transaction requires the prior approval of a federal supervisory agency, which in this transaction is the OTS. First Place is not required to submit any formal application or notice to the OCC or the Federal Reserve Board. When the OTS receives an application under the Home Owners Loan Act, it sends copies to the OCC, the appropriate Federal Reserve Bank, and the Department of Justice and the FDIC. First Place has nonetheless provided the Federal Reserve Bank of Chicago and the OCC with prior notice of the merger transaction.

Status of Applications and Notices. First Place and Franklin will file all required applications with applicable regulatory authorities in connection with the merger and subsidiary merger. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose any term, condition or restriction which either party reasonably determines in good faith would materially or adversely affect the economic or business benefits of the merger to such party, as to render inadvisable in its reasonable good faith judgment, the consummation of the merger. If any such term, condition or restriction is imposed, either First Place or Franklin may elect not to consummate the merger. See “— Conditions to the Merger,” beginning on page 44.

Business Pending the Merger

The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article V of the merger agreement included as Annex I hereto, are briefly described below.

Pending consummation of the merger, Franklin may not, among other things, take the following actions without the prior written consent of First Place:

•	conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and First Place the goodwill of the customers of Franklin and its subsidiaries and others with whom business relations exist;

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of any additional shares of capital stock or rights to acquire such stock, other than pursuant to stock options outstanding on the date of the merger agreement and disclosed to First Place;

•	make, declare, pay or set aside any dividend or declare or make any distribution on any shares of Franklin common stock, other than normal quarterly dividends in the amount of no more than $.08 per share paid at such times as historically paid, subject to Franklin having to consult with First Place on the last dividend to be paid by Franklin prior to the effective time to ensure Franklin shareholders will not receive dividends from Franklin and First Place in the same quarter;

•	amend its articles of incorporation and bylaws (or equivalent documents);

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•	enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Franklin or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (1) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 3.5%, (2) for other changes that are required by applicable law, and (3) to satisfy existing contractual obligations previously disclosed by Franklin;

•	hire any person as an employee unless hired to satisfy existing contractual obligations or fill a vacancy, provided that such person’s salary is less than $40,000 on an annual basis;

•	take specified actions with respect to its business, including entering into, establishing, adopting or amending or making any contributions to any employee benefit plan, except as may be required by law, to satisfy existing contractual obligations previously disclosed and up to $175,000 in contributions to Franklin’s 401(k) plan and employee stock ownership plan; purchase, sell or encumber assets, business, deposits or properties; make capital expenditures in excess of $10,000; change its methods of accounting; enter into, renew, terminate, amend or modify any service agreement or other contract that exceeds $15,000 in value; settle litigation claims, except as previously disclosed to First Place; enter into new businesses; change its principal operating policies; or file any application or make any contract with respect to branching or site location or branching or site relocation; enter into derivatives contracts; incur indebtedness (other than various forms of short-term indebtedness) or assume, guaranty, endorse or otherwise become responsible for obligations of another person; make certain real estate investments; make or modify loans outside of the ordinary course and in excess of certain limitations on the principal balances of such loans, (as set forth in the merger agreement); acquire any debt security or equity other than federal funds or short-term U.S. Government securities; reduce, diminish or otherwise materially adversely affect the existing level, quality and frequency of advertising, commercials and/or other promotional campaigns for Franklin and its subsidiaries; elect any new member to the board of directors or any office of Franklin or any subsidiary who is not already serving as member of such board or serving as an officer; or establish, acquire or otherwise create any new subsidiary;

•	take any action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

•	take any action that would result in (1) any of the representations and warranties of Franklin not being true and correct in any material respect at or prior to the effective time of the merger, (2) any of the conditions to consummation of the merger set forth in the merger agreement not being satisfied or (3) a material violation of the merger agreement, except in each case as may be required by applicable law and regulation; or

•	agree to do any of the foregoing.

The merger agreement also provides that pending consummation of the merger, First Place may not, and will cause each subsidiary of First Place not to, take the following actions without the prior written consent of Franklin:

•	take any action that would prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

•	take any action that would result in (1) any of the representations and warranties of First Place not being true in any material respect at or prior to the effective time of the merger, (2) any of the conditions to consummation of the merger set forth in the merger agreement not being satisfied or (3) a material violation of the merger agreement, except in each case as may be required by applicable law and regulation;

•	agree to do any of the foregoing; or

•	amend its certificate of incorporation or bylaws in a manner that would adversely affect the holders of Franklin common stock.

Board of Directors’ Covenant to Recommend the Merger Agreement

Pursuant to the merger agreement, the Franklin board of directors is required to recommend that Franklin shareholders approve the merger agreement at all times prior to and during the meeting of Franklin shareholders at which the merger agreement is to be considered by them. However, nothing in the merger agreement prevents the Franklin board of directors from withholding, withdrawing, amending or modifying its recommendation if it determines, after consultation with its outside counsel, that such action is legally required in order for the directors of Franklin to comply with their fiduciary duties to the Franklin shareholders under applicable law, provided that any such action in connection with an “acquisition proposal” must comply with the requirements described under “— No Solicitation” below.

No Solicitation

The merger agreement provides that Franklin shall not, and that Franklin shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an “acquisition proposal,” which is defined to mean any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Franklin, or any purchase of all, or substantially all, of the assets of Franklin, or more than 10% of the outstanding equity securities of Franklin, any such proposal or offer is hereinafter referred to as an “acquisition proposal.”

In the merger agreement, Franklin also agreed that it would not and that it would direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal. However, nothing in the merger agreement prevents Franklin or its board of directors from:

•	complying with its disclosure obligations under federal or state law;

•	providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the Franklin board of directors receives from the person so requesting such information an executed confidentiality agreement;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommending such an acquisition proposal to the shareholders of Franklin,

if and only to the extent that in each of the last three cases referred to above, (1) the Franklin board of directors determines in good faith after receipt of a written opinion of outside legal counsel that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) the Franklin board of directors determines in good faith after receipt of a written opinion of its financial advisor that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Franklin’s shareholders from a financial point of view than the merger with First Place. An acquisition proposal which is received and considered by Franklin in compliance with these requirements is referred to as a “superior proposal.” Franklin is required to notify First Place immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Franklin or any of its representatives.

Representations and Warranties of the Parties

Pursuant to the merger agreement, First Place and Franklin made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. For detailed information concerning these representations and warranties, reference is made to Articles III and IV of the merger agreement included as Annex I to this proxy statement/prospectus. Such representations and warranties generally must remain accurate through the completion of the merger unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See “— Conditions to the Merger,” beginning on page 44.

Under the terms of the merger agreement, a material adverse effect on either First Place or Franklin is defined to mean any effect that (1) is material and adverse to the financial position, results of operations or business of such entity and its subsidiaries taken as a whole or (2) would materially impair the ability of such entity to perform their respective obligations under the merger agreement or otherwise materially threaten or impede the consummation of the merger. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect on any entity:

•	changes in banking and similar laws of general applicability or interpretations of them by courts or governmental authorities;

•	changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally;

•	modifications or changes to valuation policies and practices, in connection with the transactions contemplated by the merger agreement or restructuring charges taken in connection with them, in each case in accordance with GAAP;

•	changes resulting from expenses in connection with the merger agreement;

•	the effects of any action or omission taken with the prior consent of the other party as contemplated by the merger agreement;

•	the payment of amounts due or provisions of any benefits to any officer or employee under any employment, change in control or severance agreements; and

•	acts of terrorism or war.

Subsidiary Merger

In connection with the merger, First Place Bank and Franklin Bank have entered into a plan of merger pursuant to which Franklin Bank will merge with and into First Place Bank, with First Place Bank as the surviving institution. This subsidiary merger is to occur at the same time as the merger. First Place Bank intends to continue the Franklin Bank operations under the “Franklin Bank” name as a division of First Place Bank, which may be discontinued in First Place’s sole discretion. The plan of merger may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the merger agreement is terminated.

Effective Time of the Merger

The merger will become effective upon the filing of the certificate of merger with the Michigan Department of Labor & Economic Growth, Bureau of Commercial Services, Corporation Division, pursuant to the Michigan Business Corporation Act and the Secretary of State of Delaware pursuant to the Delaware General Corporate law unless a different date and time is specified as the effective time in such documents. The certificate of merger will be filed only after the satisfaction or waiver of all conditions to the merger set forth in the merger agreement, including approval of the merger agreement by Franklin shareholders and receipt of the necessary regulatory approvals.

A closing will take place immediately prior to the effective time of the merger or on such other date as First Place and Franklin may mutually agree upon. We are working toward completing the merger as quickly as possible. We expect to complete the merger during the second quarter of calendar 2004.

Amendment, Waiver and Extension of the Merger Agreement

To the extent permitted under applicable law, the merger agreement may be amended at any time by the parties by action taken or authorized by their respective boards of directors. However, after shareholders of Franklin have approved the merger agreement, no amendment may be made that would reduce the amount or change the form of the consideration to be received by Franklin’s shareholders as provided in the merger agreement, without Franklin shareholder approval.

At any time before the completion of the merger, the parties may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any documents delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

Termination of the Merger Agreement

The merger agreement may be terminated:

•	by mutual consent of First Place and Franklin in a written instrument, if the board of directors of each party so determines by two-thirds vote of the members of its entire board;

•	by either First Place or Franklin upon written notice to the other,

–	60 days after the date on which any request or application for a requisite regulatory approval shall have been denied or withdrawn at the request of the governmental entity unless a petition for rehearing or amended application has been filed, except that this right to terminate the agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the denial or request for withdrawal; or

–	if any governmental entity shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the merger or any transaction contemplated by the merger agreement; or

–	if any regulatory approvals contain a term, condition or restriction which the terminating party reasonably determines in good faith would materially and adversely affect the economic and business benefits of the merger to such terminating party as to render inadvisable, in its reasonably good faith judgment, the consummation of the merger;

•	by either First Place or Franklin if the merger is not completed by July 31, 2004 except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or has resulted in, the failure to complete the merger by July 31, 2004;

•	by either First Place or Franklin if the shareholders of Franklin do not approve the merger agreement at a duly held meeting of Franklin shareholders;

•	by either First Place or Franklin if the other has materially breached any representation, warranty, covenant or other agreement under the merger agreement that has a material adverse effect on the terminating party, which has not been cured or could not be cured within 30 days following written notice of the breach and, as long as the party seeking to terminate the merger agreement has not also materially breached the merger agreement; or

•	by First Place if:

–	the board of directors of Franklin does not recommend in this proxy statement/prospectus that its shareholders adopt the merger agreement;

–	after recommending in this proxy statement/prospectus that shareholders adopt the merger agreement, the board of directors shall have withdrawn, modified or qualified such recommendation in any respect adverse to the interests of First Place; or

–	Franklin fails to call, give proper notice of, convene and hold a meeting of its shareholders;

•	by First Place if a third party commences a tender offer or exchange offer for 20% or more of the outstanding Franklin common stock and the board of directors of Franklin recommends that Franklin shareholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period; and

•	by Franklin at any time prior to the special meeting in order to concurrently enter into an acquisition agreement or similar agreement with respect to a “superior proposal,” as defined in the merger agreement and under “— No Solicitation,” beginning on page 49, which has been received and considered by Franklin in full compliance with the applicable terms of the merger agreement, provided that Franklin has notified First Place at least five business days in advance of any such termination and given First Place the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined by the Franklin board of directors.

Franklin may terminate the merger agreement if on the determination date, the average share price of First Place common stock during the 10 trading-day period immediately preceding the determination date is below $16.15 per share and First Place does not exercise its option to increase the merger consideration to $19.68 per share during the three day period after the determination date. First Place is under no obligation to increase the merger consideration. However, if First Place does exercise its option to increase the merger consideration to $19.68 per share, First Place may increase the merger consideration by either issuing more shares of First Place common stock, additional cash or any combination of stock and cash. The additional consideration paid if First Place exercised its option would be allocated pro rata among those Franklin shareholders who will be receiving First Place common stock as consideration in the merger. In the event that First Place does not exercise its option to increase the consideration as provided above, Franklin may elect to terminate the merger, upon two days notice after the expiration of the First Place three day option period. It is possible, however, under these circumstances that the Franklin board of directors could conclude that proceeding with the merger without additional consideration and with an average share price below $16.15 per share, rather than exercising Franklin’s right to terminate the merger agreement, would still be in the best interests of Franklin shareholders. As of                     , 2004, the closing price of the First Place common stock was $             per share.

If the foregoing condition is applicable, Franklin has the right to terminate the merger agreement, which would not require any action of Franklin shareholders. The Franklin board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under such circumstances. Any such decision would be made by the Franklin board of directors in light of the circumstances existing at the time that the Franklin board of directors has the opportunity to make such an election, if any. Before making any determination to terminate the merger agreement, the Franklin board of directors would consult with its financial and other advisers and would consider all financial and other information it deemed relevant to its decision. In this regard, the Franklin board of directors could consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under “— Franklin’s Reasons for the Merger,” beginning on page 30. In particular, the Franklin board of directors may analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Franklin shareholders than the value that could be expected if Franklin were to continue as an independent company, which would occur if the Franklin board of directors were to exercise Franklin’s right to abandon the merger and First Place determined not to increase the merger consideration to $19.68 per share. In addition, the Franklin board of directors could consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio remains fair from a financial point of view to the holders of shares of Franklin common stock. There can be no assurance that the Franklin board of directors would exercise its right to terminate the merger agreement if each of the conditions set forth above were applicable. If Franklin elected not to exercise its right to terminate the merger agreement, the value of the consideration which the shareholders of Franklin would receive would continue to be the fixed exchange ratio of 1.137 shares of First Place common stock for each share of Franklin common stock or $21.00 per share in cash or combination of cash and First Place common stock as set forth in the merger agreement and as discussed under “— Merger Consideration and Election and Exchange Procedures,” beginning on page 40.

Termination Fee

The merger agreement provides that Franklin must pay First Place a $3.2 million termination fee under the circumstances and in the manner described below:

•	if the merger agreement is terminated by First Place for any of the reasons described in the sixth or seventh bullet points in the first paragraph under “- Termination of the Merger Agreement” on page 51 or by Franklin for the reasons described in the last bullet point in such section, Franklin must pay the termination fee to First Place within five days following the date of termination of the merger agreement; or

•	if the merger agreement is terminated by First Place pursuant to the fifth bullet point in the first paragraph under “- Termination of the Merger Agreement” on page 51 or by either First Place or Franklin because the shareholders of Franklin have not approved the merger agreement as required, or by either First Place or Franklin because the merger has not been consummated by July 31, 2004 (other than due to a breach by the terminating party), and in the case of any of these three termination events referenced, an “acquisition proposal” (as defined under “- No Solicitation” on page 49) shall have been publicly announced or otherwise communicated or made known to the board of directors of Franklin or any of its members (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an acquisition proposal) at any time after the date of the merger agreement and prior to the time that shareholders of Franklin vote on the merger agreement or the date of termination of the merger agreement, as applicable, then Franklin shall pay to First Place the termination fee within five days following the date of termination of the merger agreement.

Any termination fee that becomes payable pursuant to the merger agreement shall be paid by wire transfer of immediately available funds to an account designated by First Place.

If Franklin fails to timely pay the termination fee to First Place, Franklin will be obligated to pay the costs and expenses incurred by First Place to collect such payment, together with interest.

Interests of Certain Persons in the Merger

When you are considering the recommendation of Franklin’s board of directors with respect to approving the merger agreement and the merger, you should be aware that Franklin directors and executive officers have interests in the merger as individuals which are in addition to, or different from, their interests as shareholders of Franklin. The Franklin board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

Stock Options. The merger agreement provides that at the effective time of the merger, each outstanding and unexercised option to purchase shares of Franklin common stock granted pursuant to the Franklin stock option plan will cease to represent the right to acquire shares of Franklin common stock and will be cashed-out and cancelled. See “— Payment and Termination of Franklin Stock Options,” beginning on page 44. As of the date of this document, the directors and executive officers of Franklin as a group and including David L. Shelp, who resigned as an executive officer and director of Franklin on November 10, 2003, (eleven persons) held options to purchase an aggregate of 142,753 shares of Franklin common stock which will be cashed-out upon completion of the merger for $1,338,817.74.

Employee Stock Ownership Plan. In the event of a change in control of Franklin Bank, as the term is defined in the Franklin Bank ESOP, each participant’s account in the Franklin Bank ESOP shall become 100% vested and nonforfeitable. Executive officers of Franklin Bank participate in the Franklin Bank ESOP. The merger constitutes a change in control for purposes of the Franklin Bank ESOP. Furthermore, the terms of the Franklin Bank ESOP provides for its termination and consequent liquidation of its trust in the event of the merger of Franklin Bank unless Franklin Bank’s successor continues the Franklin Bank ESOP subsequent to the merger. In any event, the terms of the Franklin Bank ESOP reserve to Franklin Bank or, in the event of a merger, its successor, the right to amend or terminate the Franklin Bank ESOP at any time. In the event of termination of the Franklin Bank ESOP, the accrued benefit of each Franklin Bank ESOP participant shall, to the extent not already fully vested, become fully vested as of the effective date of the termination. Upon full vesting, no forfeiture of a participant’s accrued benefit under the Franklin Bank ESOP shall then or thereafter occur. In the event of termination of the Franklin Bank ESOP, the accounts of all participants shall be distributed in accordance with the terms of the Franklin Bank ESOP.

Agreements with Executive Officers of Franklin. Pursuant to the merger agreement, First Place agreed to honor various employment, change in control and severance agreements, which have been entered into by Franklin with certain of its officers, including the agreements described below.

As a consequence of the proposed change in control of Franklin contemplated by the merger agreement and subject to consummating and closing the merger, Mr. Craig L. Johnson will be entitled to receive certain payments and benefits from Franklin in connection with the merger as a result of an Employment Agreement between Mr. Johnson and Franklin Bank dated June 16, 2003. Mr. Johnson, under his employment agreement, will be entitled to receive the following severance benefits in the event that a “qualifying event,” defined below, occurs within 180 days prior to a change in control or up to one (1) year after the change in control:

•	the sum equal to one times Mr. Johnson’s salary and cash bonus for the year, if such qualifying event occurs during the first twelve (12) months of Mr. Johnson’s employment; or

•	one and one-half (1.5) times the average of Mr. Johnson’s previous three (3) years (or fewer years, if such employment is less than three (3) full years) of salary and cash bonus if the qualifying event occurs after the first twelve (12) months of Mr. Johnson’s employment; and

•	all unexercised options, warrants and restricted stock grants will become 100% vested and, in accordance with the applicable terms of the governing plan documents, Mr. Johnson will be entitled to receive the vested portions of any retirement plans, 401(k) plans and stock ownership plans.

Franklin is not obligated to pay any portion of this severance payment if it would constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code or such successor provisions. In addition, Franklin is under no obligation to continue Franklin benefit plans for Mr. Johnson beyond the date of termination, except as may be required by law.

Mr. Johnson has executed an amendment to his employment agreement waiving his right to receive payments and benefits under his employment agreement with Franklin Bank and terminating that agreement at the effective time of the merger, provided that First Place enter into a change in control agreement with Mr. Johnson which is substantially identical to severance agreements previously entered into between First Place and its officers. Without the waiver and release of his severance payment and upon a qualifying event following completion of the merger, Mr. Johnson would be entitled to receive up to approximately $210,000 of cash compensation, assuming consummation of the merger at December 31, 2003.

Mr. Leonard B. Carleton also has an employment agreement with Franklin Bank dated June 16, 2003 with substantially the same terms and conditions as Mr. Johnson regarding the obligations of Franklin Bank upon a change in control. As a result of the change in control contemplated in the merger agreement, Mr. Carleton will be entitled to certain payments in connection with the merger in the event that a “qualifying event” occurs within 180 days prior to completion of the merger or within one year after the completion of the merger. In the event there occurs a qualifying event following completion of the merger and Mr. Carleton is terminated, he would be entitled to a severance payment of up to approximately $154,000 of cash compensation, assuming consummation of the merger at December 31, 2003.

Change in Control Agreements. Franklin has entered into change in control agreements with two of its officers, Mr. Ronald J. Carr and Mr. Michael A. King. Each of these officers under these change in control agreements will be entitled to receive the following severance benefits in the event that a “qualifying event” pursuant to a change in control as defined in the change in control agreements occurs either 180 days prior to a change in control or within one year after a change in control:

•	the officer’s salary and cash bonus for the year, if such qualifying event occurs during the first twelve (12) months of the officer’s employment; or

•	one and one-half (1.5) times the average of the officer’s previous three (3) years (or fewer years, if such employment is less than three (3) full years) of salary and cash bonus if the qualifying event occurs after the first twelve (12) months of the officer’s employment; and

•	all unexercised options, warrants and restricted stock grants will become one hundred percent (100%) vested with respect to any unexercised options, warrants and restricted stock grants and be entitled to receive, in accordance with the relevant terms of the governing plan documents, the vested portions of any retirement plans, 401(k) plans and stock ownership plans.

Franklin is not obligated to pay any portion of this amount if it would constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code or such successor provisions.

A “qualifying event” for purposes of the employment agreements and change in control agreements, described in this section, is any of the following:

•	the termination of the officer’s employment by Franklin Bank without cause;

•	resignation from employment by the officer as the result of his removal from his existing position or the material and substantial reduction of his duties in such position;

•	the relocation of the officer from Franklin Bank’s current headquarters in Southfield to a location at least fifty (50) miles away; or

•	resignation from employment by the officer due to the reduction of his then current base salary or elimination of eligibility for an annual cash bonus, eligibility for long term incentive compensation or any existing benefit plan.

In the event there occurs a qualifying event following completion of the merger and Mr. Carr is terminated, he would be entitled to a severance payment of up to approximately $102,500 of cash compensation, assuming consummation of the merger at December 31, 2003. It is expected that Mr. King will continue with First Place Bank after the merger as Senior Vice President- Retail Banking of the Franklin Bank Division. Mr. King has executed an amendment to his change in control agreement waiving his right to receive payments under the agreement, provided that he becomes employed by First Place Bank after the merger and enters into a change in control agreement with First Place Bank. Without the waiver and release of his severance payment and upon a qualifying event following completion of the merger, Mr. King would be entitled to receive up to approximately $160,000 of cash compensation, assuming consummation of the merger at December 31, 2003.

Severance Agreements. Franklin has entered into amended and restated severance agreements with six of its other officers. Under the terms of each severance agreement, each officer will receive severance pay benefits if his or her employment is terminated within three (3) years following a change in control (which would include consummation of the merger with First Place). If there is such a change in control at any time during the term of the agreement, and thereafter the officer’s employment was terminated within three (3) years of the change in control by the acquiror for any reason other than for cause or by the officer following an assignment of duties inconsistent with the officer’s previous duties, a reduction in pay, including incentive compensation or a material reduction in benefits, a change in duties or responsibilities in the nature of a demotion or a relocation of the principal executive offices outside Oakland County, Michigan, the officer generally would be entitled to receive:

•	his or her full salary, cash bonus, securities and incentive plans and the continuation of life, health, disability and dental insurance benefits through the date of termination;

•	a lump sum severance payment equal to a multiple of 0.5 times of the officers’ gross compensation, including base salary, cash bonus and any deferred compensation, for any twelve month period yielding the highest dollar amount during the three (3) years preceding the date of termination, provided however, if such officer’s lump sum payment will be subject to the provisions of Section 4999 of the Internal Revenue Code causing a reduction in the amount received, then such officer shall receive an additional amount such that he or she would have received if Section 4999 had not applied;

•	the option to receive a cash payment in lieu of his or her Franklin stock options; and

•	continued benefit plan coverage under arrangements in place for employees (or comparable stand-alone arrangements if coverage is unavailable for former employees) and other perquisites in which the officer is participating as of the day prior to the change in control of Franklin for a period of three years following the date of termination.

In the event there occurs a qualifying event following completion of the merger and all six officers are terminated, they would be entitled to receive severance benefits, which have an aggregate value of up to approximately $250,000 of cash compensation, assuming consummation of the merger at December 31, 2003.

Advertising Agreement. For the year ended December 31, 2003, 2002 and 2001, Franklin engaged Solomon Friedman Advertising, for media placement and radio production fees. Dean A Friedman, a director of Franklin, is President, Chief Executive Officer and a part owner of Solomon Friedman Advertising. In August 2002, Franklin adopted a policy prohibiting future transactions with affiliates, and seeking to end any existing transactions in accordance with their respective terms. Pursuant to this policy, Franklin was scheduled to cease doing business with Solomon Friedman Advertising upon expiration of its written agreement on December 31, 2003. The merger agreement provides that Franklin will not materially change or diminish its advertising and other promotional campaigns. Accordingly, with the consent of First Place, Franklin and Solomon Friedman Advertising have extended the Solomon Friedman Advertising agreement for the interim period up to the date of the merger and Franklin has waived the application of its policy only insofar as such extension. In addition, Solomon Friedman Advertising is presently soliciting unrelated business from First Place and, in connection therewith, may provide advertising services before or after consummation of the merger.

First Place Bank Advisory Director. First Place intends to establish a regional advisory board that will have the responsibility of providing advice to First Place about the Franklin Bank division of First Place Bank’s business and operations, market area and regional economic conditions following the merger. First Place anticipates having one or more of Franklin’s current executive officers and/or directors appointed to the advisory board.

Indemnification and Insurance. Franklin’s directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in Franklin’s articles of incorporation and bylaws and the merger agreement. Pursuant to the merger agreement, First Place has agreed for a period of five years to indemnify and hold harmless each present and former director, officer and employee of Franklin determined as of the effective time of the merger against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Franklin or is or was serving at the request of Franklin as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of the merger agreement or the consummation of any of the transactions contemplated by the merger agreement, to the fullest extent to which such indemnified parties would be entitled under the articles of incorporation and bylaws of Franklin and/or any agreement, arrangement or understanding disclosed by Franklin to First Place pursuant to the merger agreement, in each case as in effect on the date of the merger agreement.

Pursuant to the merger agreement, First Place has agreed to purchase an extended reporting period endorsement under Franklin’s existing directors’ and officers’ liability insurance policy for Franklin’s directors and officers or a substitute policy which shall provide such directors and officers with coverage following the effective time of the merger for an additional three years provided that First Place will not be required to expend in any one year an amount in excess of 125% of the aggregate premiums paid by Franklin for such insurance in 2003 (the “Insurance Amount”), and further provided that if First Place is unable to maintain or obtain the insurance specified above as a result of the preceding provision, First Place shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount. These directors and officers’ insurance policies will cover acts or omissions occurring prior to the effective time of the merger by such directors and officers in their capacities as such.

Other than as set forth above, no director or executive officer of Franklin has any direct or indirect material interest in the merger, except insofar as ownership of Franklin common stock might be deemed such an interest. See “Information About Franklin – Management and Additional Information,” beginning on page 80.

Certain Employee Matters

The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

Benefits for Continuing Employees. For those employees of Franklin who continue with First Place and become eligible to participate in a medical, dental or health plan of First Place or its subsidiaries, First Place shall cause each such plan to:

•	provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their dependents during the portion of the calendar year prior to such participation; and

•	waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time to the extent such employee had satisfied any similar limitation or requirement under an analogous Franklin benefit plan prior to the effective time.

In addition, First Place has agreed to take all reasonable action so that either contemporaneous with or as soon as administratively practicable after the effective time, employees of Franklin who become employees of First Place shall be entitled to coverages under tax qualified retirement benefit plans that provide substantially comparable retirement benefits in place at Franklin and Franklin Bank prior to the effective time. In addition First Place shall have no obligation to either continue the Franklin Bank employee stock ownership plan, or Franklin Bank ESOP, make contributions to the Franklin Bank ESOP to the extent it is continued or to permit Franklin employees to participate in the First Place employee stock ownership plan. First Place has the right under the merger agreement to amend or terminate any of Franklin’s benefit plans in accordance with their terms at any time after the effective time.

Franklin Employees Not Continuing with First Place. Those employees of Franklin or Franklin Bank who are terminated at the effective time or because First Place identifies them for inclusion in a work force reduction as a result of the pending merger and who sign and deliver a termination and release agreement in the form acceptable to First Place, shall be entitled to severance pay equal to two (2) weeks of pay for each full year of service, subject to a minimum of two (2) weeks and a maximum of twenty-six (26) weeks. Such payments will be made within 30 days after the later of the effective time or the date the release from employment becomes effective or the negotiated date of termination after the effective time. Franklin Bank employees employed by more than one entity shall be eligible for severance pay based only on the entity with which they had the longest service. If Franklin or Franklin Bank employing the employee also maintains or has a severance pay arrangement, any amounts paid pursuant to that arrangement shall reduce the severance amount described in this paragraph above. In no event shall there be any duplication of severance pay to Franklin or Franklin Bank employees.

First Place has agreed to honor, in accordance with their terms, contractual rights of, current and former employees of Franklin existing as of the effective time, as well as all employment or change in control agreements of Franklin which were previously disclosed to First Place, subject in each case as the same may be modified or terminated with respect to certain officers of Franklin in accordance with any applicable terms. The severance or termination payments which will be payable pursuant to such agreements, plans or policies of Franklin have been quantified by Franklin and disclosed to First Place. Those amounts and discussion of severance arrangements are set forth herein under “— Interests of Certain Persons in the Merger.” First Place will pay the amounts to the Franklin and Franklin Bank employees previously disclosed, which shall be the full and only payment due to such Franklin and Franklin Bank employees, within 30 days after the effective time and upon receiving an executed receipt and release from each Franklin and Franklin Bank employee dated as of the closing date.

Resale of First Place Common Stock

The First Place common stock issued pursuant to the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any Franklin shareholder who may be deemed to be an affiliate of First Place for purposes of Rule 144 promulgated under the Securities Act of 1933 or an affiliate of Franklin for purposes of Rule 145 promulgated under the Securities Act of 1933. Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (1) First Place or Franklin at the time of the special meeting or (2) First Place at or after the effective time of the merger.

Rule 145 will restrict the sale of First Place common stock received in the merger by affiliates and certain of their family members and related interests. Generally speaking, during the year following the effective time of the merger, those persons who are affiliates of Franklin at the time of the special meeting, provided they are not affiliates of First Place at or following the effective time of the merger, may publicly resell any First Place common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of First Place common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to First Place as required by Rule 144. Persons who are affiliates of First Place after the effective time of the merger may publicly resell the First Place common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in Rule 144. At the present time, it is anticipated that only Mr. Craig L. Johnson and Mr. Michael A. King of Franklin will become affiliated with First Place after the merger.

The ability of affiliates to resell shares of First Place common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to First Place’s having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale. Affiliates also would be permitted to resell First Place common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933 or another available exemption from the Securities Act of 1933 registration requirements. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus cover any resales of First Place common stock received by persons who may be deemed to be affiliates of First Place or Franklin in the merger.

Franklin has agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it for purposes of Rule 145 to deliver to First Place a letter agreement intended to ensure compliance with the Securities Act of 1933.

No Dissenters’ Rights

Under Michigan law, Franklin shareholders are not entitled to dissenters rights of appraisal in connection with the merger.

Federal Income Tax Consequences

General. The following is a description of certain material federal income tax consequences of the merger to shareholders of Franklin, which is based upon the opinion of Patton Boggs LLP, legal counsel to First Place. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Franklin common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Franklin common stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/prospectus, without consideration of the particular facts or circumstances of any holder of Franklin common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.

Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The Merger. The merger, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended to the date of this proxy statement/prospectus (the “Code”), and, accordingly, neither First Place nor Franklin will recognize any taxable gain or loss as a result of the merger.

The federal income tax consequences of the merger to a Franklin shareholder generally will depend on whether the shareholder receives cash, First Place common stock or a combination thereof in exchange for the shareholder’s shares of Franklin common stock.

•	A Franklin shareholder who receives solely First Place common stock in exchange for all of such shareholder’s shares of Franklin common stock pursuant to the merger will not recognize gain or loss on the exchange. However, if the shareholder receives cash in lieu of a fractional share interest in First Place common stock, the shareholder will be treated as having received a fractional share of First Place common stock in the merger and having immediately exchanged that fractional share for cash in a taxable redemption by First Place. The shareholder’s tax basis in the First Place common stock actually received pursuant to the Merger will equal such shareholder’s tax basis in the shares of Franklin common stock being exchanged, reduced by the amount of such basis allocable to a fractional share interest of First Place common stock for which cash is received. The holding period of First Place common stock received will include the holding period of the shares of Franklin common stock being exchanged.

•

A Franklin shareholder who receives solely cash in exchange for all of such shareholder’s shares of Franklin common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares of Franklin common stock, which gain or loss will be long-term capital gain or loss if such shares of Franklin common stock were held for more than one year. If, however, any such Franklin shareholder is treated under the Code as the constructive owner of shares of Franklin common stock that are exchanged for shares of First Place common stock in the merger or owns shares of First Place common stock actually or constructively after the merger, some or all of any gain realized (equal to the value of the First Place common stock received plus the amount of any cash received less such shareholder’s aggregate tax basis in the Franklin common stock surrendered) by the shareholder may not qualify for treatment as capital gain but instead may, to the extent of the shareholder’s rateable share of Franklin’s accumulated earnings and profits, be treated as the receipt of a taxable dividend. Under the constructive ownership rules of the Code, a shareholder may be treated as owning stock that is actually owned by another person or entity. Franklin shareholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Franklin common stock will be treated as a dividend.

•	A Franklin shareholder who receives both First Place common stock and cash consideration in exchange for all of his or her shares of Franklin common stock generally will recognize gain, but not loss, to the extent of the lesser of (i) the excess, if any, of (1) the sum of the aggregate fair market value of the First Place common stock received (including any fractional share of First Place common stock deemed to be received and exchanged for cash) and the amount of cash received (excluding any cash received in lieu of a fractional share of First Place common stock) over (2) the shareholder’s aggregate tax basis in the shares of Franklin common stock exchanged in the merger; and (ii) the amount of cash received by such shareholder. Any gain recognized by a shareholder may be subject to treatment as a dividend for federal income tax purposes to the extent of the shareholder’s rateable share of the accumulated earnings and profits of Franklin.

•	A Franklin shareholder’s aggregate tax basis in the First Place common stock received an any fractional shares deemed received pursuant to the merger will equal such shareholder’s aggregate tax basis in the shares of Franklin common stock being exchanged in the merger, reduced by the amount of cash received (other than cash received in lieu of fractional shares) and increased by the amount of gain, if any, recognized by such shareholder in the merger other than gain attributable to fractional shares.

Cash in Lieu of Fractional Shares. No fractional shares of First Place common stock will be issued in the merger. A Franklin shareholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by First Place. A Franklin shareholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the Franklin common stock exchanged was held for more than one year.

Closing Tax Opinion. It is a condition precedent to the obligations of First Place and Franklin to effect the merger that they receive an opinion from Patton Boggs LLP, dated as of the effective time of the merger, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Such opinion will be based upon facts existing at the effective time of the merger, and in rendering such opinion, counsel will require and rely upon facts, representations and assumptions that will be provided by First Place, Franklin and others.

First Place and Franklin will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result there can be no assurance that the Internal Revenue Service will agree with any of the conclusions described herein.

Backup Withholding. Non-corporate holders of Franklin common stock may be subject to information reporting and backup withholding imposed at a rate of 30% (29% for 2004 and 2005) on any cash payments they receive. Franklin shareholders will not be subject to backup withholding, however, if they:

•	have furnished or will furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Franklin shareholder’s United States federal income tax liability, provided they furnish the required information to the Internal Revenue Service.

Reporting Requirements. Franklin shareholders who receive First Place common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting under GAAP. Under this method, Franklin’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of First Place. Any difference between the purchase price for Franklin and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by First Place in connection with the merger will be amortized to expense in accordance with the new rules. The financial statements of First Place issued after the merger will reflect the results attributable to the acquired operations of Franklin beginning on the date of completion of the merger. The unaudited per share pro forma financial information contained herein has been prepared using the purchase method of accounting. See “Comparative Per Share and Selected Financial Data,” beginning on page 19.

Expenses of the Merger

The merger agreement provides that each of Franklin and First Place will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that the filing and other fees paid to the SEC, OTS and other governmental entities in connection with the merger, the subsidiary merger and other transactions contemplated by the merger agreement shall be borne by First Place.

Listing of the First Place Common Stock and Delisting of Franklin Common Stock

First Place has agreed to use its reasonable best efforts to cause the shares of First Place common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market before the completion of the merger. Upon completion of the merger, Franklin common stock will be delisted from the Nasdaq Stock Market and will be deregistered under the Securities Exchange Act of 1934.

Voting Agreements

In connection with the execution of the merger agreement, each director and executive officer of Franklin, Mr. David Shelp, former President and Chief Executive Officer of Franklin and Franklin Bank and PL Capital

LLC, a shareholder of Franklin, entered into a voting agreement with First Place pursuant to which each agreed that at any meeting of the shareholders of Franklin, or in connection with any written consent of the shareholders of Franklin, each shall be present in person or by proxy at all meetings of Franklin shareholders called to vote for approval of the merger agreement so that all shares of Franklin common stock each is entitled to vote shall be counted for purposes of a quorum at each such meeting and, except upon a termination of the merger agreement in the case of a superior proposal, vote, or cause to be voted, for approval of the merger agreement all shares of Franklin common stock that, on the record date of the shareholder meeting, are beneficially owned by each with respect to which they have the power to vote. In addition, each agreed to vote against any other proposal of a similar nature to the merger agreement, which does not involve First Place.

Also under the voting agreement, the Franklin directors and executive officers, Mr. Shelp and PL Capital LLC, agreed that, subsequent to the date of the merger agreement, they will not: (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Franklin common stock now or hereafter beneficially owned by each, except, for pledges of such shares pursuant to a standard margin contract or arrangement in the ordinary course of business; or (b) deposit any shares of Franklin common stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Franklin common stock or grant any proxy with respect thereto, other than to members of the Franklin board of directors for the purpose of voting to approve the merger agreement and matters related thereto.

The voting agreements, other than those with Mr. Simon and PL Capital LLC, will remain in effect until the earlier to occur of:

•	the favorable vote of Franklin shareholders with respect to the approval of the merger agreement and the merger;

•	the termination of the merger agreement in accordance with its terms; or

•	the effective time of the merger.

The voting agreements with the Chairman of the Franklin board of directors, Mr. David F. Simon, and PL Capital LLC had additional provisions whereby they each agreed to elect 50% of the aggregate consideration they will receive in the merger in First Place common stock. In addition, each agreed that until December 31, 2004, neither will sell or otherwise transfer their First Place common stock received in the merger, subject to transfers for estate planning and to affiliates. The voting agreements with Mr. Simon and PL Capital LLC will remain in effect until the earlier to occur of:

•	the termination of the merger agreement in accordance with its terms; or

•	December 31, 2004.

As of the Franklin record date, Franklin directors and executive officers, Mr. Shelp and PL Capital LLC owned shares representing approximately     % of the outstanding shares of Franklin common stock.

Operations of First Place After the Merger

The merger is expected to be completed in the second quarter of 2004. Therefore, for the fiscal year ended June 30, 2004, First Place expects to achieve minimal operational cost savings, revenue enhancements and other operating synergies subsequent to the merger.

First Place expects significant operational cost savings, revenue enhancements and other operating synergies following the merger with Franklin. The cost savings and operating synergies are expected to amount to approximately 22.5% of Franklin’s current level of operating expenses and are to be derived primarily from elimination of duplicate legal, accounting and shareholder-related costs along with savings from the integration of back-office operations. In addition, because Franklin will be merged with and into First Place, the costs associated with Franklin operating as a publicly-held entity also will be eliminated. In addition, because Franklin Bank will be merged with and into First Place Bank, the regulatory costs associated with Franklin Bank operating as a separate bank charter will be eliminated. First Place does anticipate that it will be able to increase revenues from the Franklin franchise by cross-selling products and services to Franklin customers that are currently not offered by Franklin, for example, mortgage banking, cash management and First Place Bank’s deposit overdraft protection program. First Place has not estimated these revenue enhancements, however, and did not include them in its financial analysis of the merger.

Because of the uncertainties inherent in merging two financial institutions, changes in the regulatory environment and changes in economic conditions, no assurances can be given that any particular level of cost savings, revenue enhancements and other operating synergies will be realized, that any such cost savings, revenue enhancements and other operating synergies will be realized over the time period currently anticipated or that such cost savings, revenue enhancements and other operating synergies will not be offset to some degree by increases in other expenses, including expenses related to integrating the two companies.

Based on the assumptions set forth above, First Place anticipates that the acquisition of Franklin will be approximately 4% accretive to diluted earnings per share on a GAAP basis in the first year of combined operations. However, no assurances can be given that cost savings or any revenue enhancements will be realized at any given time in the future.

PRO FORMA FINANCIAL INFORMATION

First Place Financial Corp. and Franklin Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

The following Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of First Place and subsidiaries and the historical Consolidated Statement of Financial Condition of Franklin and subsidiaries giving effect to the consummation of the merger on September 30, 2003, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

The following Unaudited Pro Forma Condensed Combined Consolidated Statements of Income for the three months ended September 30, 2003 and the year ended June 30, 2003 combine the historical Consolidated Statements of Income of First Place and subsidiaries and Franklin and subsidiaries giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Data.

Although pro forma financial information is not a measure of performance calculated in accordance with generally accepted accounting principles, First Place and Franklin believe that pro forma financial information is important because it gives effect to the merger as if the merger had become effective at the beginning of the period presented. The manner in which First Place and Franklin calculate pro forma financial information may differ from similarly titled measures reported by other companies.

The unaudited pro forma condensed combined consolidated financial statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. The unaudited pro forma condensed combined consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of First Place and subsidiaries and Franklin and subsidiaries appearing elsewhere herein.

These pro forma financial statements do not include the effects of any potential cost savings that management believes will result from operating the Franklin banking business as branches and combining certain operations functions. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

FIRST PLACE FINANCIAL CORP. AND FRANKLIN BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Financial Condition

As of September 30, 2003

(In thousands)

	First Place Historical	Franklin Historical	Pro Forma Adjustments	Pro Forma Combined
Assets:
Cash and cash equivalents	$31,262	$53,848	$(12,337)	$72,773
Federal funds sold	1,500	—	—	1,500
Securities available for sale	353,902	112,315	—	466,217
Loans held for sale	90,633	—	—	90,633
Loans	1,011,619	336,087	6,500	1,354,206
Less allowance for loan losses	(10,526)	(4,466)	(2,000)	(16,992)

Loans, net	1,001,093	331,621	4,500	1,337,214
Federal Home Loan Bank and FRB stock	22,750	6,880	—	29,630
Premises and equipment	19,506	3,304	—	22,810
Goodwill	18,418	—	26,622	45,040
Core deposit and other tangibles	4,650	—	17,250	21,900
Accrued interest receivable and other assets	131,553	20,416	—	151,969

TOTAL ASSETS	$1,675,267	$528,384	$36,035	$2,239,686

Liabilities:
Deposits
Non-interest bearing deposits	$40,836	$220,637	$—	$261,473
Interest bearing deposits	1,061,013	196,077	700	1,257,790

Total deposits	1,101,849	416,714	700	1,519,263
Securities sold under agreements to repurchase	31,248	—	—	31,248
Federal Home Loan Bank advances	334,334	65,000	3,700	403,034
Trust preferred securities	—	—	30,000	30,000
Other liabilities	23,927	1,822	8,669	34,418

TOTAL LIABILITIES	1,491,358	483,536	43,069	2,017,963

Shareholders’ Equity:
Common stock	181	3,719	(3,719)	181
Additional paid-in capital	177,172	27,783	(17,160)	187,795
Retained earnings	86,454	11,906	(13,921)	84,439
Treasury stock	(66,900)	—	29,206	(37,694)
Unearned ESOP and RRP	(7,787)	—	—	(7,787)
Accumulated other comprehensive income (loss)	(5,211)	1,440	(1,440)	(5,211)

TOTAL SHAREHOLDERS’ EQUITY	183,909	44,848	(7,034)	221,723

TOTAL LIABILITIES AND EQUITY	$1,675,267	$528,384	$36,035	$2,239,686

The accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data are an integral part of the pro forma financial statements.

FIRST PLACE FINANCIAL CORP. AND FRANKLIN BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Three Months Ended September 30, 2003

(In thousands, except share data)

	First Place Historical	Franklin Historical	Pro Forma Adjustments	Pro Forma Combined
Loans, including fees	$17,726	$5,192	$(561)	$22,357
Securities and other	3,459	1,270	(78)	4,651

Interest income	21,185	6,462	(639)	27,008

Deposits	6,507	719	(120)	7,106
Borrowed funds	2,678	729	(232)	3,175

Interest expense	9,185	1,448	(352)	10,281

Net interest income	12,000	5,014	(287)	16,727

Provision for loan losses	1,486	1,026	—	2,512

Gain on sale of securities, net	—	—	—	—
Gain on sale of loans, net	3,992	—	—	3,992
Loan servicing income (loss)	(861)	—	—	(861)
Other income	3,291	1,154	—	4,445

Noninterest income	6,422	1,154	—	7,576

Salaries and benefits	5,257	2,318	—	7,575
Occupancy and equipment	1,522	837	—	2,359
Intangible amortization	249	—	776	1,025
Other	3,183	1,535	—	4,718

Noninterest expense	10,211	4,690	776	15,677

Income before income taxes and minority interest	6,725	452	(1,063)	6,114
Income taxes (benefit)	2,169	25	(372)	1,822
Minority interest in income of consolidated subsidiary	47	—	—	47

Net income	$4,509	$427	$(691)	$4,245

Per common share data
Net income – Basic	$0.36	$0.12		$0.29
Net income – Diluted	$0.35	$0.11		$0.29
Weighted average shares outstanding – Basic	12,538,468	3,709,083		14,652,646
Weighted average shares outstanding – Diluted	12,768,217	3,794,077		14,882,395

The accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data are an integral part of the pro forma financial statements.

FIRST PLACE FINANCIAL CORP. AND FRANKLIN BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Twelve Months Ended June 30, 2003

(In thousands, except share data)

	First Place Historical	Franklin Historical	Pro Forma Adjustments	Pro Forma Combined
Loans, including fees	$69,741	$23,737	$(2,244)	$91,234
Securities and other	17,653	6,989	(312)	24,330

Interest income	87,394	30,726	(2,556)	115,564

Deposits	30,770	4,213	(480)	34,503
Borrowed funds	12,526	2,898	(930)	14,494

Interest expense	43,296	7,111	(1,410)	48,997

Net interest income	44,098	23,615	(1,146)	66,567

Provision for loan losses	2,864	4,086	—	6,950

Gain on sale of securities, net	1,125	784	—	1,909
Gain on sale of loans, net	13,379	—	—	13,379
Loan servicing income (loss)	(4,991)	—	—	(4,991)
Other income	10,694	6,362	—	17,056

Noninterest income	20,207	7,146	—	27,353

Salaries and benefits	18,383	13,282	—	31,665
Occupancy and equipment	5,758	3,181	—	8,939
Intangible amortization	997	—	3,105	4,102
Other	11,585	9,575	—	21,160

Noninterest expense	36,723	26,038	3,105	65,866

Income before income taxes, minority interest and preferred stock dividends of subsidiary	24,718	637	(4,251)	21,104
Income taxes (benefit)	7,947	(816)	(1,488)	5,643
Minority interest in income of consolidated subsidiary	79	—	—	79
Preferred stock dividends of subsidiary	—	900	—	900

Net income	$16,692	$553	$(2,763)	$14,482

Per common share data
Net income – Basic	$1.31	$0.15		$0.98
Net income – Diluted	$1.29	$0.15		$0.96
Weighted average shares outstanding – Basic	12,713,170	3,657,251		14,827,348
Weighted average shares outstanding – Diluted	12,967,352	3,765,832		15,081,530

The accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data are an integral part of the pro forma financial statements.

First Place Financial Corp. and Franklin Bancorp, Inc.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data

(Dollars in Thousands)

NOTE 1: BASIS OF PRESENTATION

The unaudited Pro Forma Condensed Combined Consolidated Financial Data has been prepared assuming the merger will be accounted for under the purchase method and is based on the historical consolidated financial statements of First Place and the historical consolidated financial statements of Franklin, which have been adjusted to reflect the historical cost of Franklin’s assets and liabilities at their fair value. In addition, pro forma adjustments have been included to give effect to events that are directly attributable to the transaction and expected to have a continuing impact on the combined company. Pro forma adjustments for the Pro Forma Condensed Combined Consolidated Statement of Income include amortization of core deposit intangible and other adjustments based on the allocated purchase price of net assets acquired.

First Place’s fiscal year-end is June 30 and Franklin’s fiscal year-end is December 31. The pro forma income statement information presented above for the twelve months ended June 30, 2003 includes First Place’s historical income statement information for its fiscal year ended June 30, 2003. Franklin’s historical income statement information was conformed to First Place’s year-end by adding its results of operations for the six months ended June 30, 2003 to its results of operations for the year ended December 31, 2002 and deducting its results of operations for the six months ended June 30, 2002.

NOTE 2: FRANKLIN MERGER RELATED CHARGES

In connection with the merger, Franklin expects to incur pre-tax merger related charges of approximately $2,850. These charges are expected to include $1,400 in change of control, severance and other employee related payments and $1,450 in investment banking, legal and accounting fees. An accrual for the merger related charges and the related tax effect of $969 has been reflected in the unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of September 30, 2003. Since these charges are expected to occur prior to the acquisition date and are not expected to have a continuing impact on the operations of the combined company, they are not included in the Unaudited Pro Forma Condensed Combined Consolidated Statements of Income.

NOTE 3: FIRST PLACE MERGER RELATED CHARGES

In connection with the merger, First Place expects to incur pre-tax merger related charges of approximately $4,150. These charges are expected to include $1,050 in investment banking, legal and accounting fees; $600 in direct merger related data processing and other equipment charges; $2,000 in additional loan loss provision to reflect the planned change in credit management approach in dealing with Franklin’s workout credits and, to a lesser extent, to conform Franklin’s accounting practices to First Place’s; and $500 in miscellaneous charges. The $1,050 of investment banking, legal and accounting fees have been reflected as a component of the purchase price of Franklin. For purposes of the unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, the $2,000 additional loan loss provision has been reflected as an addition to the allowance for loan losses; and the remaining $1,100 of pre-tax merger related charges have been reflected as an accrued liability along with the related tax impact for both charges of $1,085. First Place also expects to borrow $30,000 in trust preferred securities at an estimated per annum cost of 5.45%. For purposes of the unaudited Pro Forma Condensed Combined Consolidated Financial Data, this anticipated borrowing of cash has been reflected as an increase to cash and trust preferred securities in the statement of financial condition and related increase on interest expense has been reflected in the income statement.

NOTE 4: PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET ADJUSTMENTS

Under purchase accounting, Franklin’ assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair value adjustments have been determined by First

First Place Financial Corp. and Franklin Bancorp, Inc.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data (Continued)

(Dollars in Thousands)

NOTE 4: PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET ADJUSTMENTS (continued)

Place based upon available information. First Place cannot be sure that such estimated values represent the fair value that would ultimately be determined as of the acquisition date.

The following are the pro forma adjustments made to record the transaction and to adjust Franklin’s assets and liabilities to their estimated fair values at September 30, 2003:

PURCHASE PRICE OF FRANKLIN:
Market value (based on the average closing price from November 4 through November 17) of First Place common stock to be issued, net of issuance costs	$39,829
Cash in exchange for Franklin common stock	39,048
Cash in exchange for Franklin stock options	2,239
Estimated costs of acquisition to be incurred by First Place	1,050

$82,166

Historical net assets of Franklin at September 30, 2003	$44,848
Accrual of Franklin after-tax merger related charges and other adjustments	(1,881)
Fair market value adjustments as of September 30, 2003:
Loans	6,500
Deposits	(700)
Borrowings	(3,700)
Core deposit intangible and other identified intangible assets	17,250
Deferred taxes on purchase accounting adjustments	(6,773)
Goodwill	26,622

$82,166

The estimated fair value of Franklin’s premises and equipment approximates its carrying value.

The pro forma adjustment to cash due from banks includes proceeds from the expected issuance of $30,000 of trust preferred securities, offset by $39,048 of cash issued in exchange for Franklin common stock, $2,239 of cash issued in exchange for Franklin stock options and $1,050 payment of investment banking, legal, accounting and other fees associated with the merger.

NOTE 5: SHAREHOLDERS’ EQUITY

Pursuant to the merger agreement, shareholders of Franklin will be entitled to elect to receive, in exchange for each share of the Franklin common stock held, either $21.00 in cash or 1.137 shares of First Place common stock, or a combination thereof. The election process, however, is subject to limitations that will cause the aggregate purchase price to be comprised of 50% of First Place common stock and 50% of cash. Based on the outstanding number of shares of Franklin common stock at September 30, 2003, in the aggregate, the Franklin shareholders will receive $39,048 in cash and 2,114,000 shares of First Place common stock, which will be issued from its treasury stock. Certain Franklin common stock options may be exercised by option holders prior to consummation of the merger. Therefore, the number of Franklin common shares outstanding and the number of First Place common shares exchanged in the merger will be different than amounts determined as of September 30, 2003. Pro forma retained earnings reflect an adjustment for estimated merger related charges as described in Note 2 above. Approximately 15,400,000 shares of First Place common stock will be outstanding for the combined company after the merger.

First Place Financial Corp. and Franklin Bancorp, Inc.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data (Continued)

(Dollars in Thousands)

NOTE 6: AVERAGE SHARES OUTSTANDING

The pro forma weighted average shares outstanding is based on the historical First Place weighted average shares outstanding plus 2,114,178 shares of First Place common stock that would have been issued to Franklin shareholders based on the number of Franklin shares outstanding at September 30, 2003.

NOTE 7: PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME ADJUSTMENTS

For purposes of determining the pro forma effect of the Franklin acquisition on the statement of income, the following pro forma adjustments have been made as if the acquisition had occurred as of July 1 with respect to each of the periods:

	Three Months Ended September 30, 2003	Twelve Months Ended June 30, 2003
Yield adjustment for interest income on securities available for sale	$(78)	$(312)
Yield adjustment for interest income on loans	(561)	(2,244)
Amortization of core deposit and other identified intangible assets	(776)	(3,105)
Yield adjustment for interest expense on deposits	120	480
Yield adjustment for interest expense on borrowings	641	2,565
Assumed interest expense on borrowed funds	(409)	(1,635)

	(1,063)	(4,251)

Tax benefits of pro forma adjustments	372	1,488

	$(691)	$(2,763)

The following assumptions were utilized for purposes of determining the pro forma effect of the Franklin acquisition on the statement of income:

	Weighted Average Remaining Term/Useful Life	Method of Amortization or Accretion
Securities available for sale	84 months	Interest Method
Loans	37 months	Interest Method
Core deposit and other identified intangible assets	10 years	Accelerated
Deposits	17 months	Interest Method
Borrowings	17 months	Interest Method

In accordance with Statement of Financial Accounting Standards, No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized, but will be reviewed for impairment at least annually.

MARKET PRICES AND DIVIDENDS

The First Place common stock currently is traded on the Nasdaq National Market under the symbol “FPFC.” The Franklin common stock is traded on the Nasdaq National Market under the symbol “FBCP.”

As of September 30, 2003, there were 13,285,510 shares of First Place common stock outstanding, which were held by approximately 3,583 holders of record; and there were 3,726,282 shares of Franklin common stock outstanding, which were held by approximately 438 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through brokerage firms and others.

The following table sets forth during the periods indicated the high and low sales prices of the First Place common stock and the Franklin common stock as reported on the Nasdaq National Market and the dividends declared per share of First Place common stock and Franklin common stock for the periods included.

	First Place			Franklin
	Market Price		Dividends Declared Per Share	Market Price		Dividends Declared Per Share
Calendar Period	High	Low		High	Low
2003
Quarter ended December 31 (through December 19, 2003)				$21.13	$18.25	$0.08
Quarter ended September 30	$19.36	$16.51	$0.140	18.70	17.05	0.08
Quarter ended June 30	17.50	15.15	0.125	18.50	16.00	0.08
Quarter ended March 31	17.40	15.20	0.125	18.59	15.65	0.08

2002
Quarter ended December 31	$17.58	$13.15	$0.125	$18.28	$17.58	$0.08
Quarter ended September 30	19.50	13.25	0.125	19.01	17.75	0.08
Quarter ended June 30	19.91	16.26	0.125	19.35	17.65	0.08
Quarter ended March 31	17.00	15.74	0.125	18.35	16.96	0.08

2001
Quarter ended December 31	$16.85	$13.91	$0.125	$17.60	$14.25	$0.07
Quarter ended September 30	14.85	12.80	0.125	16.95	13.20	0.07
Quarter ended June 30	14.67	11.32	0.125	15.25	13.13	0.07
Quarter ended March 31	12.00	10.88	0.125	12.94	11.25	0.07

The following table shows the closing price per share of the First Place common stock and the Franklin common stock on (1) November 7, 2003, the last trading-day preceding public announcement of the merger agreement, and (2)                  , 2004, the last full trading-day for which closing prices were available at the time of the printing of this document. The historical prices are as reported on the Nasdaq National Market. The following table also includes the equivalent price per share of Franklin common stock on those dates. The equivalent market value per share reflects the amount determined on the indicated dates of the consideration to be received for a share of Franklin common stock if the shareholders elected a fixed combination of 50% cash ($10.50) and 50% shares of First Place common stock (.5685 shares). Such an election is subject to allocation and pro ration procedures set forth in the merger agreement which are intended to ensure that 50% of the aggregate consideration paid by First Place to holders of Franklin common stock will be First Place common stock, with the remaining consideration to be paid in cash.

	Historical Market Value Per Share				Equivalent Market Value Per Share of Franklin (1)
Date	First Place		Franklin
November 7, 2003		$19.90		$20.00	$
, 2004	$		$		$

(1)	The equivalent market value per share of Franklin common stock on the indicated dates were determined by multiplying the fixed exchange ratio of 1.137 by the closing price per share of the First Place common stock on the indicated date representing 50% of the aggregate consideration being paid by First Place in the merger with the remaining 50% of the aggregate consideration being paid in cash at $21.00 per share for each share of Franklin common stock.

You should obtain current market quotations for First Place common stock and Franklin common stock as the market price of First Place’s common stock and Franklin’s common stock will fluctuate between the date of this proxy statement/prospectus, the date of the special meeting, the date on which the merger is completed and the date you received your First Place common stock after the completion of the merger. Because the number of shares of First Place common stock that Franklin shareholders either elect to receive or are allocated to receive is fixed and because the market price of First Place common stock fluctuates, the value of the shares of First Place common stock that Franklin shareholders would receive may increase or decrease prior to and after the merger.

INFORMATION ABOUT FIRST PLACE

General

First Place. First Place is a savings and loan holding company incorporated under the laws of the State of Delaware in 1998. First Place Bank is a federal savings association that has been in operation since 1922 and that conducts banking operations in the State of Ohio. First Place Bank’s principal business consists of accepting retail and business deposits from the general public and investing these funds primarily in one-to-four family residential mortgage loans, home equity loans, multi-family, commercial real estate, commercial and construction loans. First Place Bank operates 25 retail locations in Trumbull, Mahoning, Portage and Cuyahoga Counties of Ohio and eleven loan production offices located throughout Ohio. First Place Bank’s deposits are insured by the Savings Association Insurance Fund of the FDIC. Regulatory oversight of First Place Bank is by the Office of Thrift Supervision. First Place is also the parent company to a second wholly-owned subsidiary, First Place Holdings, Inc. First Place Holdings, Inc. is a non-banking subsidiary that has five operating subsidiaries: First Place Insurance Agency, Ltd.; Coldwell Banker First Place Real Estate, Ltd.; APB Financial Group, Ltd.; American Pension Benefits, Inc.; and TitleWorks Agency, LLC. Through First Place Bank and First Place Holdings, First Place is able to offer a wide variety of business and retail banking products, as well as a full range of insurance, real estate, and investment services.

At September 30, 2003, First Place had total assets of approximately $ 1.7 billion, deposits of $1.1 billion and shareholders’ equity of $ 183.9 million. First Place’s principal offices are located at 185 East Market Street Warren, Ohio 44481 and its telephone number is (330) 373-1221.

Management and Additional Information

Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Place is incorporated by reference or set forth in First Place’s annual report on Form 10-K for the year ended June 30, 2003, which is incorporated herein by reference. Shareholders desiring a copy of such document may contact First Place at its address or telephone number indicated under “Where You Can Find More Information,” beginning on page 118.

INFORMATION ABOUT FRANKLIN

General

Franklin. Franklin was incorporated under the Michigan Business Corporation Act on February 14, 2002. Franklin is a bank holding company registered with, and subject to, the supervision of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Franklin Bank, a wholly-owned subsidiary of Franklin, is a national bank, which was incorporated in 1983 as a Michigan state-chartered savings and loan association and converted its charter to that of a national bank in 1991. In October 2003, Franklin Bank organized Franklin Safe Deposit Corporation as its wholly-owned subsidiary, to engage in the safety deposit box business. Also, in October 2003, Franklin Bank and Franklin Safe Deposit Corporation formed Franklin Mortgage Services LLC, a Michigan limited liability company, to act as a mortgage company subsidiary. Franklin Safe Deposit Corporation is a Michigan corporation which will own and lease safety-deposit boxes to customers. Franklin Mortgage Services LLC is owned 99% and 1% by Franklin Bank and Franklin Safe Deposit Corporation, respectively. Franklin Bank has transferred $146 million of commercial real estate loans to Franklin Mortgage Services as part of its capital contribution. Franklin Mortgage Services will be originating first mortgage loans on residential properties. Franklin became a bank holding company after the close of business on October 23, 2002 as a result of the reorganization of Franklin Bank involving an exchange of all the outstanding common stock of Franklin Bank on a one-for-one basis into common stock of Franklin.

Franklin has corporate power to engage in such activities as permitted to business corporations under the Michigan Business Corporation Act, subject to the limitations of the Bank Holding Company Act and regulations of the Federal Reserve System. In general, the Bank Holding Company Act and regulations restrict Franklin with respect to its own activities and activities of any subsidiaries to the business of banking or such other activities, which are closely related to the business of banking. The principal role of Franklin is to supervise the activities of Franklin Bank. Franklin derives substantially all of its income from dividends from Franklin Bank.

Since its conversion, Franklin Bank’s business strategy has been focused on low cost deposit gathering and lending to small and medium-sized businesses, business owners and, to a lesser extent, individual customers found in Franklin Bank’s primary market areas of Southeast Oakland County and parts of Wayne and Macomb counties, Michigan. While Franklin Bank offers many standard lending and deposit products, Franklin Bank promotes its products and services through non-traditional delivery platforms which emphasize courier deposit pick-up services, lockbox remittance services, web banking and free ATM services; all of which do not require significant branch facilities.

Franklin’s headquarters are located at 24725 West Twelve Mile Road in Southfield, Michigan. Franklin Bank maintains its principal office at 24725 West Twelve Mile Road in Southfield, Michigan, three full service regional branches located in Southfield, Birmingham and Grosse Pointe Woods, Michigan, and two Business Center branches in Southfield and Troy, Michigan.

Lending Activities

Franklin Bank’s lending activities focus on originating commercial real estate loans, other non-real estate commercial loans, residential construction loans and consumer loans.

Commercial Real Estate Lending. Franklin Bank has historically originated permanent loans secured by commercial real estate and, to a significantly lesser extent, land development loans. Essentially all commercial real estate loans originated by Franklin Bank to date have been secured by real property located in Michigan.

Franklin Bank’s commercial real estate loans generally are for terms of five to ten years with 25-year amortization periods, generally have loan-to-value ratios of up to 80% of the appraised value of the secured property, and are typically secured by full or partial personal guarantees of the borrowers. At September 30, 2003, approximately 34.3% of Franklin Bank’s commercial real estate loan portfolio had adjustable rates. Of these, 96.8% are tied to prime interest rate.

At September 30, 2003, Franklin Bank’s largest commercial real estate loan was a $4.2 million loan secured by an office building located in Plymouth, Michigan. Franklin Bank had 5 other commercial real estate loans in excess of $2.5 million at accordance with their payment terms.

Commercial real estate lending entails potential risks that are not inherent in other types of lending. These potential risks include the concentration of principal in a limited number of loans and borrowers, the effects of a decline in commercial real estate values on property collateralizing the loan, and the effects of a decline in general economic conditions on income producing properties. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower’s ability to repay the loan may be impaired.

Commercial Lending. To a lesser extent, Franklin Bank originates both secured and unsecured commercial loans to small and medium-sized businesses located in Southeast Oakland County and parts of Wayne and Macomb counties, Michigan. The loans include term loans, lines of credit, documentary and standby letters of credit. Loans originated on a secured basis generally have interest rates tied to the prevailing prime interest rate. Collateral consists of accounts receivable, inventory, specific equipment and other designated business assets. All such loans typically are wholly or partially personally guaranteed by the business owner or related party.

An unsecured small business line of credit is available to Franklin Bank’s qualified business checking account customers in amounts of up to $50,000. These loans are structured at higher rates than are charged other types of business borrowers. Franklin Bank attempts to provide each such customer with a 24-hour loan review and decision process.

Commercial loans involve significant risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Residential Construction Lending. Franklin Bank makes construction loans on single-family residences to individuals who will ultimately be the owner-occupier of the house. Substantially all of Franklin Bank’s construction loans have been originated with adjustable rates of interest and have terms of eighteen months or less.

Franklin Bank’s risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of construction costs proves to be inaccurate, Franklin Bank may be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of value proves to be inaccurate, Franklin Bank may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to provide appropriate collateral value.

Consumer Lending. Franklin Bank originates directly and through various dealers a limited number of consumer loans, which are offered at fixed and adjustable rates of interest. In late 1999, Franklin Bank entered into an agreement with DTE Energy (formerly MichCon), a large Michigan utility company, from which Franklin Bank had significantly increased its consumer home improvement loan portfolio, however, such agreement terminates on December 31, 2003. Under such agreement, DTE’s dealer network would refer customers needing credit for home improvements to Franklin Bank.

Consumer loans generally entail greater risks than loans secured by real estate, since many consumer loans are typically unsecured or secured by rapidly depreciating assets such as home improvement collateral. Accordingly, repossessed collateral for defaulted consumer loans may not provide an adequate source of repayment of the outstanding loan balance. The relatively small outstanding balance remaining after repossession of collateral often does not warrant further substantial collection efforts against the borrowers beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loans to One Borrower

Under federal law, the aggregate amount of loans that Franklin Bank is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus. At September 30, 2003, Franklin Bank’s loans-to-borrower limit was approximately $4.6 million at the 15% level. At September 30, 2003, Franklin Bank has no loans to on borrower in excess of its lending limit.

Nonperforming Assets and Risk Elements

When, in the opinion of management, reasonable doubt exists as to the full and timely collection of interest or principal on Franklin Bank’s outstanding loans, Franklin Bank will place such loans on nonaccrual status. Generally, consumer loans are charged off no later than when they reach 120 days past due status, or earlier, if deemed uncollectible. Loans, other than consumer loans, are generally placed on nonaccrual status when management determines that principal or interest may not be fully collectible, but no later than when the loan is 90 days past due on principal or interest. Interest on loans is generally accrued daily based on the principal balance outstanding. However, when a loan is placed on nonaccrual status, the accrued interest income is discontinued and interest previously accrued but not collected on nonaccrual loans is charged against current income.

Allowance for Loan Losses

The provision for loan losses reflects management’s evaluation of the adequacy of the allowance for loan losses. The allowance for loan losses represents management’s assessment of probable losses inherent in Franklin Bank’s loan portfolio, including all binding commitments to lend. The allowance provides for probable losses that have been identified with specific borrowing customers and for probable losses believed to be inherent but that have not been specifically identified. Franklin Bank allocates the allowance for loan and lease losses to each loan category based on a defined methodology that has been used for several years. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by Franklin Bank management and Franklin Bank’s loan review consultants. Business loans consist of non-real estate commercial loans, commercial real estate loans and Franklin Bank lines of credit. A detailed review of the loan portfolio is performed on a quarterly basis to assess the credit quality of Franklin Bank’s commercial loan portfolio. A specific portion of the allowance is allocated to such loans based upon this review. The portion of the allowance allocated to the remaining loans is determined by applying projected loss ratios to each risk rating based on both qualitative and quantitative factors. The portion of the allowance allocated to consumer and mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent charge-off experience, current economic conditions and trends, geographic dispersion of borrowers, and trends with respect to past due and non-accrual amounts.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below relating to the allowance for loan losses, the loan portfolio composition, loan commitments, loan maturity schedule and nonperforming assets.

Source of Funds

Franklin Bank’s deposits are its primary source of funds for lending and for other general business purposes. In addition to deposits, Franklin Bank derives funds from loan repayments, advances from the FHLB (“FHLB”)

of Indianapolis and other borrowings. From time to time, Franklin Bank may derive funds from repurchase agreements and loan and securities sales. Scheduled loan repayments are a relatively stable source of funds, while loan prepayments and interest-bearing deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used to compensate for reductions in normal sources of funds, such as deposit inflows at less than projected levels, deposit outflows, or to support expanded activities. Historically, Franklin Bank has borrowed primarily from the FHLB of Indianapolis and through repurchase agreements.

The ability of Franklin Bank to attract and maintain deposits, and its cost of funds, have been, and will continue to be, significantly affected by general economic and business conditions.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below relating to deposits and other sources of funds.

Investment Activities

Franklin Bank invests in various securities, which are acquired in the capital markets. These investments may consist of mortgage, government, agency, municipal and corporate debt securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below relating to the securities maturity schedule.

Competition

Franklin Bank competes aggressively for its business through a systematic program of direct calling on both customers and referral sources such as attorneys, accountants and business people. Franklin Bank’s program is enhanced because of its well-established network of existing relationships, which have been created over the years in the area’s business community and because of the years of banking experience and community involvement of its senior management and lending officers. Franklin Bank’s programs and services are further enhanced by its distinctive marketing focus, including its radio advertising campaign, and by referrals from the growing base of existing business customers.

Generally, Franklin Bank’s business strategy focuses on competing in areas in which it can truly develop niche products and services. Large financial institutions tend to need very large homogeneous markets in order to support high levels of automation and systems development. This leaves smaller product markets and heterogeneous product lines under-served. Large financial institutions also tend to have rigid structures, which adapt slowly to changing market environments and, therefore, provide opportunities for smaller institutions that can react more quickly. Finally, competitive pressures in the past decade have caused a rapid increase in the merger and acquisition activity among financial institutions. The industry consolidation has created marketing opportunities for many smaller institutions, such as Franklin Bank, to service smaller customers in local markets.

Supervision and Regulation

Overview – Franklin. Franklin is a Michigan corporation subject to the Michigan Business Corporation Act. Franklin is a one-bank holding company within the meaning of the Bank Holding Company Act and is registered as such with, and subject to, the supervision of the Federal Reserve Board. Franklin is required to file with the Federal Reserve Board quarterly and annually reports and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board regularly conducts examinations of bank holding companies and their subsidiaries.

As a banking holding company, Franklin is required to obtain the approval of the Federal Reserve Board:

•	before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, Franklin would own or control more than 5% of the voting shares of such bank.

•	before the merger or consolidation of Franklin and another bank holding company.

Franklin also is prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from:

•	acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company; and

•	from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries.

However, Franklin may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Under the Federal Reserve Board’s regulations:

•	a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe and unsound manner; and

•	in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks.

A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations or both.

Overview – Franklin Bank. Franklin Bank is a federally chartered national banking association. Accordingly, Franklin Bank is subject to broad federal regulation and oversight extending to all its operations by the OCC. Franklin Bank is a member of the FHLB of Indianapolis and is subject to certain limited regulation by the FDIC. Franklin Bank is a member of the Savings Association Insurance Fund or SAIF and its deposits are insured by the FDIC. As a result, the FDIC has certain regulatory authority over Franklin Bank.

Insurance of Accounts and Regulation by the FDIC. Franklin Bank is currently a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC.

The FDIC’s deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well-capitalized (i.e. those with a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk weighted assets (“Tier 1 risk-based capital”) of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e. those with core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

Prompt Corrective Action. The OCC is authorized and, under certain circumstances required, to take certain actions against national banks that fail to meet their capital requirements. The OCC is generally required to take action to restrict the activities of an “undercapitalized association” (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier I risked-based capital ratio or an 8% risk-based capital ratio). Any such national bank must submit a capital restoration plan and, until such plan is approved by the OCC, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OCC is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

Any national bank that fails to comply with its capital plan or is “significantly undercapitalized” (i.e., Tier I risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of it operations and include a forced merger or acquisition of the bank. Any national bank that becomes “critically undercapitalized” (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OCC must appoint a receiver (or conservator with the concurrence of the FDIC) for a national bank, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OCC, including the appointment of a conservator or a receiver.

The OCC is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

See the discussion under “Regulatory Capital” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Limitations on Dividends and Other Capital Distributions. As a national bank, Franklin Bank’s ability to pay dividends is governed by the National Bank Act and OCC regulations. Under such statute and regulations, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the national bank’s net profits for (i) the preceding four quarters in the case of annual dividends, or (ii) the preceding two quarters in the case of quarterly or semiannual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, Franklin Bank would be prohibited by federal statute and the OCC’s prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, it would be classified as “undercapitalized” under the OCC’s regulations.

Community Reinvestment Act. Under the Community Reinvestment Act (“CRA”), every FDIC-insured institution, including national banks, has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with the examination of Franklin Bank, to assess Franklin Bank’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Franklin Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC.

Due to the heightened attention being given to the CRA in the past few years, Franklin Bank may be required to devote additional funds for investment and lending in its local community. Franklin Bank was examined for CRA compliance in 2003 and received a satisfactory rating.

Federal Reserve System. As a national bank, Franklin Bank is required to become a member of the Federal Reserve System and subscribe for stock in the Federal Reserve Bank (“FRB”) of Chicago in an amount equal to 6% of its paid in capital and surplus (payment for one-half is initially required with the remainder subject to call by the FRB).

The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts).

Federal Home Loan Bank System. Franklin Bank is currently a member of the FHLB of Indianapolis, which is one of 12 regional FHLB’s that administer the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its member within its assigned region. It is funded primarily from proceeds derived from the sale of consolidation obligations of the FHLB System. It makes loans to members (i.e. advances) in accordance with policies and procedures, established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all loan advances are required to provide funds for residential home financing.

As a member, Franklin Bank is required to purchase and maintain stock in the FHLB of Indianapolis. At December 31, 2002, Franklin Bank had $5.9 million in FHLB stock, which was in compliance with this requirement. In past years, Franklin Bank has received substantial dividends on its FHLB stock.

Recent Legislation

USA Patriot Act. On October 26, 2001, President Bush signed into law, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”). The USA Patriot Act is intended to allow the federal government to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among its provisions, the USA Patriot Act requires each financial institution: (i) to establish an anti-money laundering program, (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and corresponding banking accounts involving foreign individuals and certain foreign banks and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts, or money laundering activities. The federal banking agencies have implemented regulations in interpreting the USA Patriot Act. It is not anticipated that the USA Patriot Act will have a significant impact on the financial condition or results of operations of Franklin.

Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which is intended to address systemic and structural weaknesses of the capital markets in the United States that were perceived to have contributed to recent corporate scandals. The Sarbanes-Oxley Act created the Public Company Accounting Oversight Board to oversee the conduct of audits of public companies. Such Board is funded from assessments on public companies. In addition, the Sarbanes-Oxley Act attempts to strengthen the independence of public company auditors and to increase the responsibility of corporate management. Franklin does not expect that compliance with the Sarbanes-Oxley Act of 2002 and regulations of the Securities and Exchange Commission will have a material impact on Franklin’s financial condition or results of operations.

Employees

At September 30, 2003, Franklin Bank had a total of 171 full-time equivalent employees, none of whom were employed pursuant to collective bargaining agreements. Franklin Bank considers its relations with its employees to be satisfactory.

Legal Proceedings

From time to time, Franklin is a party to routine legal proceedings arising out of its general lending activities and other operations. However, there are no material pending legal proceedings to which Franklin or its subsidiaries are a party, or to which any of their property is subject, which, if determined adversely to Franklin or its subsidiaries, would individually or in the aggregate have a material adverse effect on its consolidated financial position.

Recent Developments

Since the end of the last fiscal year there have been the following changes in officers and directors at Franklin and Franklin Bank:

•	on November 10, 2003, Craig L. Johnson was appointed President and Chief Executive Officer of Franklin and Franklin Bancorp, succeeding David L. Shelp who had announced his retirement. Previously, on June 16, 2003, Mr. Johnson had been appointed Executive Vice President and Chief Lending Officer of Franklin Bank;

•	on July 9, 2003, Walter J. Aspatore was appointed a director of Franklin Bank;

•	on June 16, 2003, in addition to the appointment of Mr. Johnson (see above), Leonard B. Carleton was appointed Chief Financial Officer and Treasurer of Franklin and Franklin Bank;

•	effective April 14, 2003, Michael A. King was appointed Senior Vice President of Retail Banking. In addition, on such date, Ronald J. Carr was promoted from Vice President of Human Resources to Senior Vice President, Director of Human Resources; and

•	effective January 2, 2003, Herbert N. Glass, a director of Franklin and Franklin Bank, and Joseph A. Pick, an advisory director of Franklin and Franklin Bank, retired from such respective positions.

Management and Additional Information

Directors. The following table sets forth certain information as of December 19, 2003, with respect to the current directors of Franklin.

Name	Age	Position(s) Held	Director Since(1)	Current Term Expires
Walter J. Aspatore	60	Director	2003	2006
Irving R. Beimler	56	Director	2000	2004
Dean A. Friedman	52	Director	1983	2005
Craig L. Johnson	44	President, CEO and Director	2003	2005
Richard J. Lashley	44	Director	2001	2006
John Wm. Palmer	42	Director	2001	2005
David F. Simon	57	Chairman of the Board	1983	2004

(1)	Includes term as director of Franklin Bank before Bancorp became its holding company.

Walter J. Aspatore: Member of the Audit and Compliance Committee. Mr. Aspatore is the co-founder and Managing Director of Amherst Partners, LLC, an investment and merchant banking firm formed in 1994 and specializing in small and middle market companies. From 1992 to 1994, Mr. Aspatore was the President and Vice Chairman of Onset Investment Fund, a venture capital fund established to invest in engineering, manufacturing and technology related businesses. From 1989 to 1992, Mr. Aspatore was the President of Cross & Trecker Corporation, a publicly-traded multi-national factory automation tool company.

Irving R. Beimler: Member of the Loan, and Nominating and Governance Committees. Since November 1997, Mr. Beimler has served as Senior Vice President of Hovde Capital, Inc. and Hovde Capital Advisors, affiliates of Hovde Capital, L.L.C., general partner of Financial Institutions Partners, II, L.P. (See “— Principal Shareholders.”) From January 1996 through November 1997, Mr. Beimler was a self-employed consultant in Washington, D.C., providing litigation support, training course development and other consulting services for private companies and public agencies, including the FDIC. From September 1994 through January 1996, Mr. Beimler served as Executive Vice President and Chief Credit Officer of the Riggs National Bank in Washington, D.C. From 1974 through 1994, Mr. Beimler was employed by Fleet Bank and predecessor institutions, serving as Executive Vice President and Chief Credit Officer of Fleet Bank of New York from 1990 through 1994.

Dean A. Friedman: Secretary of Franklin and Franklin Bank since their respective inception and member of the Nominating and Governance Committee. Since 1992, Mr. Friedman has been principally employed as the President and Chief Executive Officer of Solomon Friedman Advertising, an advertising agency located in Bloomfield Hills, Michigan.

Craig L. Johnson: Since November 2003, Mr. Johnson has been the President and CEO of Franklin and of Franklin Bank. Prior to this time, commencing June 2003, Mr. Johnson was the Executive Vice President and Chief Lending Officer of Franklin Bank. Member of the Loan Committee. From 1991 to October 2002, Mr. Johnson served in a number of capacities with Republic Bancorp, Inc., most recently, as Vice Chairman and President of its Commercial Banking Division in Lansing, Michigan.

Richard J. Lashley: Member of the Audit and Compliance and Compensation Committees. Mr. Lashley is an investment manager, primarily as a managing member and founder of PL Capital, LLC and Goodbody/PL LLC, which firms serve as the general partners of and/or have discretion over the following: Financial Edge Fund, LP, Financial Edge/Strategic Fund, LP, Goodbody/PL Capital LP, Dr. Irving Smokler, and Archimedes Overseas LTD (the “PL Capital Entities”). (See “— Principal Shareholders.”) Mr. Lashley is also a director of Central Bancorp, Inc. of Somerville, MA. Mr. Lashley is a Certified Public Accountant (New Jersey – status inactive).

John Wm. Palmer: Member of the Audit and Compliance, Compensation and Loan Committees. Mr. Palmer is an investment manager, primarily as a managing member and founder of PL Capital, LLC and Goodbody/PL LLC, which firms serve as the general partners of and/or have investment discretion over the PL Capital Entities. (See “— Principal Shareholders”) Mr. Palmer is also a member of the Board of Directors of Clever Ideas, Inc., a Chicago based specialty finance company. Mr. Palmer is a Certified Public Accountant (Illinois and Michigan – status inactive).

David F. Simon: Chairman of the Board of Franklin and Franklin Bank since their respective inception and a member of the Compensation, Loan, and Nominating and Governance Committees; since January 1, 2001, Mr. Simon has been engaged in commercial real estate development, acquisition and consulting primarily through Simon Realty Partners, LLC. Mr. Simon is also a Managing Director of Wellington Partners LLC providing business advisory and transactional services to emerging and entrepreneurial businesses. Formerly, Mr. Simon was an attorney in private practice specializing in securities, real estate and financial institutions law from 1971 to 1991.

Executive Officers Who Are Not Directors. The following table sets forth certain information at December 19, 2003, with respect to the executive officers of Franklin or Franklin Bank, all of whom serve in the capacities named:

Name	Age	Position(s) Held	Since
Leonard B. Carleton	57	Treasurer and Chief Financial Officer	2003
Ronald J. Carr	45	Senior Vice President – Director of Human Resources	2001
Michael A. King	49	Senior Vice President – Retail Banking	2003

Leonard B. Carleton: Mr. Carleton is the Treasurer and Chief Financial Officer of Franklin and Franklin Bank. From 1978 to 2003, Mr. Carleton served in a number of capacities with Comerica Bank, most recently, as Senior Vice President.

Ronald J. Carr: Mr. Carr is the Senior Vice President and Director of Human Resources of Franklin Bank. Mr. Carr joined Franklin as its Vice President of Human Resources in 2001. From November 1996 to November 2000, Mr. Carr served Peoples State Bank in various capacities, including Vice President and Director of Human Resources and branch manager.

Michael A. King: Mr. King is the Senior Vice-President – Retail Banking. Prior to joining Franklin, Mr. King was engaged in private consulting since January 2002. From 1990 to 2001, Mr. King served Michigan National Bank in various capacities including Global Head of Internet, Director of Alternative Banking and Retail Zone Manager, overseeing a network of 50 branches.

Principal Shareholders. The following table presents certain information, as of December 19, 2003, with respect to the common stock owned by each director, each executive officer, and all executive officers and directors as a group of Franklin, and by each person (including any “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who is known to Franklin to be the beneficial owner of more than 5% of the outstanding shares of Franklin’s common stock. The shares and percentages shown below include shares which may be acquired by the persons listed pursuant to outstanding Franklin stock options beneficially owned and exercisable within 60 days of December 19, 2003. Except as otherwise indicated below, each person listed has sole voting and investment power as to the shares listed:

Name	Age	Common Stock (1)		Percent of Outstanding Common Stock (2)
Walter J. Aspatore	60	500		*
Irving R. Beimler	56	1,000	(3)	*
Leonard B. Carleton	57	4,125		*
Ronald Carr	45	1,871		*
Dean A. Friedman	52	53,626	(4)	1.4%
Craig L. Johnson	44	6,600		*
Michael A. King	49	1,125		*
Richard J. Lashley	44	3,000	(1)(5)	*
John Wm. Palmer	42	2,000	(1)(5)	*
David F. Simon	57	104,179	(6)	2.7%
All Executive Officers and Directors as a group (10 persons)		178,026		4.7%
Hot Creek Investors, L.P. (7)(8)		221,086		5.9%
Dimensional Fund Advisors, Inc. (7)(9)		208,740		5.6%
Financial Institution Partners, II L.P. (7)(10)		346,287		9.3%
PL Capital, LLC and Goodbody/PL LLC (7)(11)		348,000		9.3%
Philip J. Timyan (7)(12)		261,180		7.0%

*	less than 1.0% of the outstanding shares

(1)	Includes the following shares which may be acquired pursuant to outstanding stock options: Mr. Carleton: 4,125; Mr. Carr: 1,860; Mr. Friedman: 18,189; Mr. King: 1,125; Mr. Johnson: 6,500; and Mr. Simon: 67,176. This information also includes common shares which have been allocated to principal shareholders who are participants in the Franklin Bank’s ESOP approximately as follows: Mr. Carr: 11; and Mr. Simon: 4,266. Franklin Bank’s ESOP holds approximately 77,180 shares. Messrs. Lashley and Palmer are members of the ESOP Committee and Messrs. Lashley and Palmer are the ESOP Trustees. Generally, participants direct the Committee how to vote the shares allocated to their account, and to the extent such shares are not voted or no voting instruction are provided, the Trustees will vote such shares as instructed by the Committee.
(2)	The calculation of each of the percentages shown in this column is based on the number of shares outstanding at December 19, 2003, plus the number of shares held by executive officers and directors which may be acquired pursuant to outstanding options at such date.
(3)	Mr. Beimler is the senior vice president of Hovde Capital, Inc., which is affiliated with Hovde Capital, LLC, the general partner of Financial Institutions Partners, II L.P. See footnote (10) below.
(4)	Includes 8,496 shares held by Mr. Friedman as custodian for his children.
(5)	With respect to Mr. Lashley, shares include 2,000 shares held by his wife. Messrs. Lashley and Palmer are investment managers, primarily as managing members of PL Capital, LLC and Goodbody/PL LLC. See footnote (11) below.
(6)	Includes 5,085 shares held by Mr. Simon as trustee for his children and 7,499 shares held by a group in which Mr. Simon exercises voting control. In addition, the amount includes 1,780 shares held by an adult son of Mr. Simon, as to which shares Mr. Simon disclaims beneficial ownership.
(7)	Based on information included in Schedule 13D and/or Schedule 13G under the Securities Exchange Act of 1934.
(8)	Hot Creek Investors, L.P., Hot Creek Capital, L.L.C., its General Partner, and David M.W. Harvey, the principal member of the General Partner, are located in Gardnerville, Nevada.
(9)	Dimensional Fund Advisors, Inc. is located in Santa Monica, California.
(10)	Financial Institution Partners II, L.P. is located in Washington, D.C.
(11)	PL Capital, LLC, Goodbody/PL Capital and the PL Capital Entities are located in Naperville, Illinois.
(12)	Held directly and indirectly, Mr. Timyan’s principal business offices are located in Western Springs, Illinois.

Franklin Quarterly Summary of Selected Consolidated Financial Data. A summary of the unaudited results of operations for the three quarters of 2003 and for each quarter of 2002 and 2001 follows:

	2003
	First Quarter	Second Quarter	Third Quarter
	(Dollars in Thousands, except per share data)
Interest income	$7,290	$7,030	$6,462
Interest expense	1,683	1,508	1,448

Net interest income	5,607	5,522	5,014
Provision for loan losses	626	626	1,026

Net interest income after provision for loan losses	4,981	4,896	3,988
Non-interest income	1,540	1,302	1,154
Non-interest expenses	7,632	5,160	4,690

Income before provision for federal income taxes	(1,111)	1,038	452

Provision (benefit) for federal income taxes	(333)	312	25

Net income before preferred stock dividends	(778)	726	427

Net income(loss)	$(778)	$726	$427

Net income(loss) per common share
Basic	-0.21	0.20	0.12
Diluted	-0.21	0.19	0.11
Average common shares outstanding
Basic	3,666,688	3,685,136	3,709,083
Diluted	3,754,431	3,762,263	3,794,077

	2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands, except per share data)
Interest income	$8,627	$8,525	$8,425	$7,980
Interest expense	1,989	2,003	1,984	1,935

Net interest income	6,638	6,522	6,441	6,045
Provision for loan losses	475	500	300	2,535

Net interest income after provision for loan losses	6,163	6,022	6,141	3,510
Non-interest income	1,195	1,528	1,523	2,781
Non-interest expenses	4,573	4,827	5,490	7,754

Income before provision for federal income taxes	2,785	2,723	2,174	(1,463)
Provision (benefit) for federal income taxes	721	676	503	(1,297)

Net income before preferred stock dividends	2,064	2,047	1,671	(166)
Preferred stock dividends of subsidiary	450	450	450	450

Net income(loss)	$1,614	$1,597	$1,221	$(616)

Net income(loss) per common share
Basic	$0.45	$0.44	$0.34	$(0.18)
Diluted	0.43	0.42	0.32	(0.16)
Average common shares outstanding
Basic	3,620,125	3,631,768	3,635,331	3,641,849
Diluted	3,755,540	3,779,187	3,774,348	3,772,285

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands, except per share data)
Interest income	$10,126	$9,839	$9,646	$9,198
Interest expense	3,057	2,715	2,523	2,242

Net interest income	7,069	7,124	7,123	6,956
Provision for loan losses	450	450	600	359

Net interest income after provision for loan losses	6,619	6,674	6,523	6,597
Non-interest income	1,538	1,468	1,382	1,326
Merger and other related charges	353	33	5	384
Other non-interest expenses	5,075	5,079	4,634	4,563

Income before provision for federal income taxes	2,729	3,030	3,266	2,976
Provision (benefit) for federal income taxes	741	839	929	852

Net income before preferred stock dividends	1,988	2,191	2,337	2,124
Preferred stock dividends of subsidiary	450	450	450	450

Net income(loss)	$1,538	$1,741	$1,887	$1,674

Net income(loss) per common share
Basic	$0.43	$0.49	$0.53	$0.47
Diluted	0.42	0.47	0.51	0.45
Average common shares outstanding
Basic	3,552,550	3,569,864	3,571,597	3,584,422
Diluted	3,632,265	3,676,890	3,699,777	3,713,005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Comparison of Nine Months Ended September 30, 2003 to Nine Months Ended September 30, 2002)

Net Interest Income

Interest income decreased by $4.8 million, along with interest expense which decreased by $1.3 million, resulting in a decrease in net interest income of $3.5 million or 17.6% when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002. The net interest margin was 4.46% and 5.03% for the nine months ended September 30, 2003 and 2002, respectively. Interest income earned on the loan portfolio decreased $2.6 million or 13.5% when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002. Interest income from securities and other investments decreased by $2.2 million when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002. The decrease in interest income was primarily the result of the overall decrease in interest rates over the last fifteen months and the decline in average earning asset balances of $19.5 million or 3.9% for the nine months ended September 30, 2003. Average balances for outstanding loans decreased by $11.1 million or 3.5% when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002. Average balances for securities decreased $27.9 million or 17.2%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The decrease in interest income was partially offset by earnings on the increase in the average balance of $19.5 million in Franklin Bank’s FHLB time deposit account, a short-term investment vehicle.

Interest expense is comprised of interest on deposits and interest on other borrowings, primarily FHLB advances. Interest on deposits decreased $1.3 million or 34.0% when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002, primarily due to the decline in market interest rates and the shift of deposit balances to non-interest bearing accounts. The FHLB advances carried fixed rates during these periods, which equated to a weighted average rate of 4.42% and 4.41% for the nine months ended September 30, 2003 and the nine months ended September 30, 2002, respectively. The interest on other borrowings declined $62,861 or 2.8% when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002.

The following table presents the daily average amount outstanding for each major category of interest earning assets, non-earning assets, interest bearing liabilities, and noninterest bearing liabilities. This table also presents an analysis of interest income and interest expense for the periods indicated. All interest income is reported on a fully taxable equivalent (FTE) basis using a 34% tax rate. Nonaccruing loans, for the purpose of the following computations, are included in the average loan amounts outstanding.

Average Balances/Net Interest

	Nine Months Ended September 30,
	2003			2002
	Average Balance	Tax Equivalent Interest	Average Yield/Rate	Average Balance	Tax Equivalent Interest	Average Yield/Rate
	(Dollars in Thousands)
Interest Earning Assets:
Loans	$311,351	$16,474	7.05%	$322,478	$19,051	7.88%
Taxable investment securities	73,149	2,163	3.94	68,173	4,516	5.06
Non-taxable investment securities	11,138	462	5.53	8,314	407	6.36
Interest bearing deposits	33,310	268	1.07	13,847	179	1.71
Other earning deposits	49,949	1,573	4.20	85,603	1,561	5.98

Total earning assets	$478,897	$20,940	5.83	$498,415	$25,714	6.88

Non-Earning Assets:
Allowance for loan losses	$(5,385)			$(4,843)
Cash and due from banks	22,414			21,040
Accrued income and other assets	35,961			32,972

Total assets	$531,887			$547,584

Interest Bearing Liabilities:
Interest-bearing demand deposits	$185,437	$1,361	0.98	$175,131	$3,745	2.08
FHLB advances	65,422	2,168	4.42	65,687	2,173	4.41
Other deposits	48,114	1,110	3.08	68,729	57	1.88

Total interest bearing liabilities	$298,973	$4,639	2.07	$309,547	$5,975	2.57

Noninterest Bearing Liabilities and Shareholders’ Equity:
Demand Deposits	$185,680			$172,089
Other	2,251			1,524
Preferred stock of subsidiary	—			19,500
Shareholders’ equity	44,983			44,922

Total liabilities and shareholders’ equity	$531,887			$547,582

Interest rate spread			3.76			4.31
Net interest income (FTE)		$16,301			$19,739
Less: FTE adjustment		157			139

Net interest income		$16,144			$19,600

Contribution to net interest margin from noninterest bearing source of funds			0.70			0.72

Net interest margin (FTE)			4.46%			5.03%

Non-Interest Income

Total non-interest income decreased by $322,136 or 7.6% for the nine months ended September 30, 2003 when compared to the same period ended 2002. Deposit account service charges decreased by $89,933 or 3.8% and securities gains decreased by $192,845 or 29.7% to $455,511 when comparing the nine months ended September 30, 2003 to the same period ended September 30, 2002. These changes can be attributed to competitive pricing and current market forces regarding deposit account service charges along with Franklin Bank’s conservative approach to management of its investment securities portfolio.

Operating fee income (defined as non-interest income excluding gains or losses on sales of securities, loans, real estate owned and repossessed assets) decreased slightly by $170,893 or 4.7% for the nine months ended September 30, 2003 compared to the same period in 2002.

Non-Interest Expense

Non-interest expenses were $17.4 million for the nine months ended September 30, 2003 compared to $14.9 million for the same period ended September 30, 2002 in total non-interest expense. Increases in severance compensation accounted for $2.8 million of the $2.5 million increase. Compensation and benefits decreased modestly by $22,034 or 0.31% for the nine months ended September 30, 2003 compared to the same period in 2002. Defaulted loan expenses increased $191,769 or 43.0% for the nine months ended September 30, 2003 compared to the same period in 2002.

Income Taxes

The income tax provision for the first nine months of 2003 totaled $3,335 compared to $1.9 million for the same period a year ago. The effective tax rate was 20.0% for the first nine months of 2003 compared to 30.0% for the nine months ended September 30, 2002. In addition there was an adjustment to the 2003 tax provision for the difference between taxes accrued in 2002 and the amount of the final calculation of taxes as shown in the 2002 federal income tax return in the amount of $72,500.

Financial Condition

Total assets were $528.4 million at September 30, 2003 compared to $542.5 million at December 31, 2002. When comparing average balances for the nine month periods ending September 30, 2003 and 2002, cash and cash equivalents increased $20.8 million and represented 10.5% and 6.4%, respectively, of total assets. Cash and cash equivalents increased by $23.0 million from December 31, 2002 to September 30, 2003. The majority of these funds are invested on a short term basis in the FHLB time deposit account. Late in the third quarter of 2003, Franklin Bank purchased $29.5 million of high quality single family whole loans that are located in markets with which Franklin Bank is familiar. The weighted average yield on these loans is 5.13% and the funds used to purchase these loans were funds previously invested with the FHLB of Indianapolis which yielded only 0.96% during the month of September. It is anticipated that these loan purchases will serve three very positive and important goals, (1) improve the net interest margin, (2) diversify the loan portfolio and (3) continue to improve the overall credit quality of Franklin Bank’s loan portfolio.

Investments

Investment balances decreased $37.5 million or 25.0% from December 31, 2002 to September 30, 2003 as securities matured throughout the period. Franklin Bank continues to maintain a conservative approach to its investment acquisitions. Market conditions during the first nine months of 2003 have provided limited opportunities to invest for a term and at a yield that management considered attractive.

Loans

Net loan balances increased $2.7 million or 0.8% from December 31, 2002 to September 30, 2003. The increase is primarily due to residential loan purchases funded by short-term deposits held with the FHLB of Indianapolis.

Franklin Bank continues to aggressively manage its credit risk during the current sluggish economic period. As a result, total non-performing assets declined to $5.2 million at September 30, 2003, down from $6.8 million at December 31, 2002. In addition to the improvement in the non-performing assets classification, Franklin Bank’s delinquent loans (loans with scheduled payments 30 days or more past due) to total loans ratio improved from 2.45% as of December 31, 2002 to 1.37% as of September 30, 2003. The quality of the loan portfolio has been improved through the reduction in delinquent loans and the addition of the high quality residential loan purchases.

Allowance for Loan Losses

At September 30, 2003, Franklin Bank’s allowance for loan losses (ALL) as a percentage of loans outstanding was 1.33% compared to 1.52% at September 30, 2002. Franklin increased its provision for the nine months ended September 30, 2003 to $2.3 million compared to $1.3 million for the nine months ended September 30, 2002. During the first nine months of 2003, Franklin had net charge-offs of $3.7 million compared to $1.1 million for the first nine months of 2002. The majority of the increase in net charge-offs was related to five commercial loan relationships, which were charged-off during the nine months ended September 30, 2003.

A detailed review of the loan portfolio is performed on a quarterly basis to assess the credit quality of Franklin Bank’s commercial loan portfolio. A specific portion of the allowance is allocated to such loans based upon this review. The portion of the allowance allocated to the remaining loans is determined by applying projected loss ratios to each risk rating based on both qualitative and quantitative factors. The portion of the allowance allocated to consumer and mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent charge-off experience, current economic conditions and trends, geographic dispersion of borrowers, and trends with respect to past due and non-accrual amounts.

Liquidity

Franklin Bank competes aggressively for business demand and money market deposits in Southeastern Oakland County and parts of Wayne and Macomb counties, Michigan, which comprises Franklin Bank’s primary liquidity source. Franklin Bank’s principal sources of funds for its lending and investment activities consist of deposits, principal repayment on loans, and, to a lesser extent, FHLB advances and repurchase agreements. Principal uses of funds for Franklin Bank include the origination or purchase of loans and the repayment of maturing deposit accounts and other borrowings. Franklin Bank anticipates it will have sufficient funds available to meet current loan commitments, as well as its other future liquidity needs. The liquid asset level increased during the first nine months of 2003 by $23.0 million or 74.8% substantially as a result of the decrease in investments.

Deposits and Borrowed Funds

During the nine month period ended September 30, 2003, Franklin Bank experienced a decrease in total deposits of $12.4 million or 2.9%. Commercial demand deposits were the principal source of growth in deposits with an increase of $3.0 million, which was more than offset by the decrease in time deposits of $17.6 million or 30.2% and a decrease in the money fund accounts of $1.5 million or 0.9%. The majority of the decrease was within the higher interest rate paying certificate categories.

Regulatory Capital

The following table compares Franklin Bank’s regulatory capital requirements and ratios at September 30, 2003 and December 31, 2002. Due to limited activity at the holding company level, there are no significant differences between capital amounts and ratios of Franklin Bancorp and Franklin Bank.

	Tier 1 Leverage	Tier 1 Risk-based	Total Risk-based
	(Dollars in Thousands)
Regulatory capital balances at September 30, 2003	$43,408	$43,408	$47,875
Required regulatory capital (well capitalized)	26,594	24,864	41,440

Capital in excess of well capitalized	$16,814	$18,544	6,435

Capital ratios at September 30, 2003	8.16%	10.48%	11.55%
Capital ratios at December 31, 2002	7.55	10.63	11.89
Regulatory capital ratios – “well capitalized” definition	5.00	6.00	10.00

The increase in the Tier 1 Leverage Ratio from December 31, 2002 to September 30, 2003 was the result of decreases in risk weighted assets. Franklin Bank remains well capitalized with a Tier 1 Leverage ratio of 8.16% at September 30, 2003.

The changes in Tier 1 Risk-based and Total Risk-based Ratios are a reduction of 15 basis points and a decrease of 34 basis points, respectively, despite an increase in regulatory equity capital of $192,761, but a decrease in total regulatory capital of $1.3 million when compared to December 31, 2002. This decrease in total regulatory capital at September 30, 2003 is primarily due to the reduction in the allowance for loan losses from the December 31, 2002 balance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Comparison of Three Months Ended September 30, 2003 to Three Months Ended September 30, 2002)

The trends and comparisons for the quarters ended September 30, 2003 and 2002 are substantially similar to those of the nine month periods ended on the same respective dates. This portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations is written with the presumption that the reader has read the preceding. Therefore, only material changes in financial condition and results of operations for the quarters ended September 30, 2003 and 2002 are discussed below.

Net Interest Income

The decrease in net interest income of $1.4 million or 2.2% in the third quarter of 2003 compared to the third quarter of 2002 is a result of declining interest rates and a shift in earning asset composition from loans and securities to short term interest bearing deposits. Interest expense on other borrowings increased from 37% to 50% of total interest expense as the balance of the fixed rate borrowings from the FHLB remained stable while the rates and balances of interest bearing deposits declined, which resulted in less of a decline in interest expense than interest income. This resulted in a drop in Franklin Bank’s net interest income when comparing the quarters. Therefore, a positive gap position in a declining rate environment will generally result in reduced net interest income unless volume increases are able to compensate.

Provision for Loan Losses

The provision for loan losses of $1.0 million in the third quarter of 2003 increased by $725,653 or 241.9% compared to the third quarter of 2002. The provision for loan losses will vary from quarter to quarter as the changes in the assessment of the adequacy of the allowance for loan losses and net charge offs during the period will determine the amount of provision required.

Non-Interest Income

Non-interest income in the third quarter of 2003 had no gains on the sale of securities, while the third quarter of 2002 included $327,948 of gains on the sale of securities.

Non-Interest Expense

Non-interest expense decreased by $799,276 or 14.6% in the third quarter of 2003 compared to the same quarter in 2002. Severance expenses were $66,879 or 96.2% lower in the third quarter of 2003 than in the third quarter of 2003. Outside service expenses were down $474,786 or 36.0%, compensation and benefits declined by $74,587 or 3.1% and communication expense declined by $27,004 or 17.6% in the third quarter of 2003 compared to the third quarter of 2002.

Critical Accounting Policies

Franklin consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the consolidated financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are primarily necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent on a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques. The most significant accounting policies followed by Franklin are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the valuation of repossessed assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. Any material effects on the consolidated financial statements during the twelve months of 2002 related to these critical accounting areas are discussed in management’s discussion and analysis of financial condition and results of operations. In addition, the sensitivities of valuations to adverse changes in the factors and assumptions used in estimating certain fair values are discussed in the notes to the consolidated financial statements. The remainder of management’s discussion and analysis should be read in conjunction with the consolidated financial statements and related notes presented herein.

Results of Operations For The Years Ended December 31, 2002, 2001 and 2000

Net Interest Income

Net interest income is interest earned on loans and investments less interest paid for deposits and other borrowed funds. That net result, plus the impact of net non interest-bearing funds, expressed as a percentage of average interest-earning assets, is Franklin Bank’s net interest margin.

Net interest income and net interest margin are influenced by increases or decreases in the volume of earning assets or interest paying liabilities, and the change in the average rate of interest earned on earning assets or paid for deposits or other borrowed funds.

Net interest income for 2002, 2001, and 2000 was $25.6 million, $28.3 million, and $28.1 million, respectively. This represents a decrease in net interest income of 9.29% when comparing the year ending 2002 to 2001 and an increase of .64% when comparing 2001 to 2000. Net interest margin for those same periods was 5.12%, 5.76%, and 5.62%, respectively.

Factors that contributed to Franklin Bank’s decrease in net interest income during the year 2002 include relatively flat average earning balances in the loan portfolio coupled with a decline in the average rate earned on earning assets. During 2002, the average rate earned on the loan portfolio declined from 8.87% for the year ended December 31, 2001 to 7.77% for the year ended December 31, 2002. This decline was the primary reason for the decrease in interest earned on the loan portfolio of $3.5 million when comparing 2001 to 2002. This decline was the direct result of a significant and steady decline in short term interest rates on a national basis which, in turn, resulted in a drop in the prime lending rate charged by Franklin Bank during 2001 and 2002.

During this same period the average dollars invested in other interest-earning assets, such as U.S. treasury and mortgage-backed securities and interest-earning deposits, increased by $12.3 million with a decrease in the average rate earned on these investments of 1.37%. The increase in the volume of other interest-earning assets resulted in an increase in interest income of $155,000. This increase was offset by a decline in interest income of $1.9 million due to the decline in the rates earned on such funds.

The combination of the loan and other interest-earning assets resulted in the overall decrease in interest income of $5.3 million when comparing year-end December 31, 2002 to 2001. This decrease was the result of both a decline in yield and the average balance of interest earning assets of 1.21% and $12.8 million respectively between the year ended December 31, 2002 and 2001.

Net Interest Income Volume/Rate

	2002/2001			2001/2000
	Increase/(Decrease)(1)			Increase/(Decrease)(1)
	Volume	In Rate/ Yield	Net	Volume	In Rate/ Yield	Net
	(In Thousands)
Interest Income:
Loans	$48	$(3,566)	$(3,518)	$2,532	$(2,211)	$321
Investment securities
U.S. treasuries and mortgage-backed securities	(240)	(1,786)	(2,026)	(2,322)	104	(2,218)
Interest bearing deposits with banks	387	(23)	364	65	(106)	(41)
Other	8	(80)	(72)	7	(50)	(43)

Total interest income	$203	$(5,455)	$(5,252)	$282	$(2,263)	$(1,981)

Interest Expense:
Deposits	$516	$(2,802)	$(2,286)	$632	$(891)	$(259)
FHLB advances	616	(168)	448	1,576	(474)	1,102
Subordinated debt	—	—	—	(250)	(251)	(501)
Other borrowings	(439)	(349)	(788)	(1,935)	(567)	(2,502)

Total interest expense	693	(3,319)	(2,626)	23	(2,183)	(2,160)

Net interest income	$(490)	$(2,136)	$(2,626)	$259	$(80)	$179

(1)	The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

On the liability side, total average interest bearing deposits increased by $17.2 million or 7.62% while the average interest bearing rate paid for the deposits decreased by 1.17% to 2.04% for the year ended 2002 compared to 3.21% for the year ended 2001. This resulted in a decrease in interest expense in a year to year comparison for deposits of $2.3 million. The decrease in deposits was offset slightly by an increase in the average balance of other borrowed funds of $363,000. These funds had an average cost of 4.31% in 2002, which was .52% lower than the 4.83% cost of other borrowed funds for the year ended December 31, 2001. The result was a decrease in the cost of other borrowed funds for the year ended 2002 when compared to 2001 by $340,000. The shift in interest expense from short term repurchase agreements to FHLB advances and interest bearing deposits was the result of a decrease in the average balances of repurchase agreements of $13.4 million, or 81% and an increase in average balances of FHLB advances and interest bearing deposits of $30.9 million for the year ended December 31, 2002 compared to the same period in 2001. The increase in volume of interest bearing funds has increased interest expense by $693,000 which was offset by a decline in interest expense of $3.3 million due to the decline in the level of interest rates experienced in 2002. The average combined cost of funds has dropped by 1.05% to 2.54% as of December 31, 2002 from 3.59% for the year ended December 31, 2001.

The net effect was a reduction in interest expense when comparing year ended December 31, 2002 to 2001 of $2.6 million. The average balance of non-interest bearing business demand deposit accounts increased when comparing the year ended 2002 to 2001, with the average balance for 2002 at $177.4 million compared to $172.6 million for 2001 an increase of $4.8 million.

Continued downward pressure on short-term market interest rates accompanied by declines in the prime lending rate throughout 2002 have resulted in the decline in Franklin Bank’s net interest income and margin. The increase in the amount of interest earning assets and interest bearing liabilities of $12.8 million and $1.75 million, respectively, resulted in additional interest expense of $490,000. This coupled with an overall decline in interest rates earned and paid of 1.24% and 1.05%, respectively, resulted in additional interest expense of $2.1 million when comparing the year ended December 31, 2002 to 2001.

Net interest income in 2001 increased slightly from $28.1 million to $28.3 million, or 0.64%, when comparing year ending 2001 to 2000. The increase in net interest income was primarily due to the decrease in interest income on interest-earning assets being less than the decrease in the cost of funds by $180,000. This improvement in net interest income was achieved in spite of the declining average balance of earning assets and weighted average yield earned on those assets by $8.2 million and 0.26%, respectively, during 2001 when compared to 2000. The decrease in the amount of interest-earning assets corresponds with the decrease in the average amount of interest bearing liabilities of $8.0 million and the decrease in the weighted average rate paid on interest-bearing liabilities of 0.85% when comparing the year ended December 31, 2001 to 2000.

Net Interest Income

(Interest and principal balances pertaining to non-accrual loans are not included for this analysis)

	Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in Thousands)
Assets:
Loans
Commercial	$250,424	$18,763	7.49%	$236,086	$20,527	8.69%	$197,852	$18,860	9.53%
Residential	48,178	3,253	6.75	61,977	5,083	8.20	72,801	6,633	9.11
Consumer	24,799	3,022	2.19	22,520	2,747	12.20	14,890	1,813	12.18
Lease financing	305	109	35.86	2,581	308	11.94	10,163	1,038	10.21

Total loans	323,706	25,147	7.77	323,164	28,665	8.87	295,706	28,344	9.59
U.S. treasuries and mortgage-backed securities	140,568	6,951	4.94	149,049	9,227	6.19	189,125	11,561	6.11
Tax-exempt municipal securities (1)	8,767	365	6.31	2,502	115	6.96
Interest-bearing deposits with banks	24,077	646	2.68	9,715	282	2.90	7,889	322	4.08
Other	7,401	448	6.05	7,283	520	7.14	7,187	563	7.83

Total interest-earning assets/interest income	504,519	33,557	6.69	491,713	38,809	7.90	499,907	40,790	8.16

Cash and due from banks	21,564			22,353			21,718
All other assets	32,487			18,324			9,272
Allowance for loan losses	(4,692)			(4,560)			(3,650)

Total assets	$553,878			$527,830			$527,247

(1)	Interest rates are calculated on a federal tax equivalent basis.

Net Interest Income (Continued)

(Interest and principal balances pertaining to non-accrual loans are not included for this analysis)

	Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in Thousands)
Liabilities:
Money markets	$159,786	$2,762	1.73%	$150,566	$4,335	2.88%	$146,476	$5,029	3.43%
Savings accounts	281	3	1.00	276	5	1.73	306	8	2.61
Now checking	19,437	131	0.67	16,667	95	0.57	14,757	85	0.58
Certificates	35,877	1,303	3.63	25,870	1,303	5.04	22,733	1,092	4.80
Jumbo certificates	27,354	753	2.75	32,179	1,500	4.66	22,995	1,283	5.58

Total interest-bearing deposits	242,735	4,952	2.04	225,558	7,238	3.21	207,267	7,497	3.62
FHLB advances	65,528	2,902	4.43	51,806	2,454	4.74	20,464	1,352	6.61
Subordinated capital notes	0	0	0.00	0	0	—	5,914	501	8.47
Other	3,133	57	1.82	16,492	845	5.13	52,219	3,347	6.41

Total interest-bearing liabilities/ interest expense	311,396	7,911	2.54	293,856	10,537	3.59	285,864	12,697	4.44

Business/personal checking	177,448			172,621			186,658
Preferred stock	17,875			19,500			19,500
Other liabilities	1,605			2,443			1,564
Shareholders’ equity	45,554			39,410			33,661

Total liabilities and shareholders’ equity	$553,878			$527,830			$527,247

Net interest income		$25,646			$28,272			$28,093

Net interest spread			4.15%			4.31%			3.72%

Impact of net non interest-bearing source of funds			0.97%			1.45%			1.90%

Net interest margin			5.12%			5.76%			5.62%

Allowance for Loan Losses

The provision for loan losses reflects management’s evaluation of the adequacy of the allowance for loan losses. The allowance for loan losses represents management’s assessment of probable losses inherent in Franklin Bank’s loan portfolio, including all binding commitments to lend. The allowance provides for probable losses that have been identified with specific borrowing customers and for probable losses believed to be inherent but that have not been specifically identified. Franklin Bank allocates the allowance for loan losses to each loan category based on a defined methodology that has been in use for several years. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by Franklin Bank management and Franklin Bank’s loan review consultants. Business loans consist of non-real estate commercial loans, commercial mortgages and Franklin Bank lines of credit. A detailed review of the loan portfolio is performed on a quarterly basis to assess the credit quality of Franklin Bank’s commercial loan portfolio. A specific portion of the allowance is allocated to such loans based upon this review. The portion of the allowance allocated to the remaining loans is determined by applying projected loss ratios to each risk rating based on both qualitative and quantitative factors. The portion of the allowance allocated to consumer and mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors such as recent charge-off experience, current economic conditions and trends, geographic dispersion of borrowers, and trends with respect to past due and non-accrual amounts.

At year-end 2002 the allowance for loan losses was $5.9 million compared to $4.9 million at year-end 2001 and $4.0 million at year-end 2000. During the year, provisions for loan losses increased by $2.0 million compared to 2001 and increased by $116,389 when compared to provisions made during 2000. Recoveries were $1.6 million, $1.4 million, and $1.1 million for 2002, 2001, and 2000, respectively. Net charge offs increased by 190% when comparing year ended 2002 to 2001, and decreased by 17.4% when comparing 2002 to 2000. During calendar year 2002, management of Franklin Bank continued its aggressive approach towards reducing troubled assets. The effects of the economic slowdown resulted in the increase in charge-offs for Franklin Bank’s consumer and small business lines of credit portfolio in 2002. Further, the continuing weak economy resulted in a deterioration of certain Franklin Bank loan relationships and prompted Franklin Bank to take credit actions designed to promptly charge off troubled loans and increase its loan loss provision. The majority of the non-performing asset balance at December 31, 2002 consists of five loans totaling $5.9 million; one commercial real estate property and one residential real estate property held for resale and three commercial loans secured by real estate and/or inventory classified as non-accrual loans. As a result, during the fourth quarter of 2002 management provided an additional $2.5 million to the allowance for loan and lease losses.

As a percentage of total loans, the allowance at year-end 2002, 2001, and 2000 was 1.78%, 1.50%, and 1.25%, respectively. Management believes the allowance for loan and lease losses is adequate at December 31, 2002 and 2001. However, the adequacy of the allowance for loan losses is highly dependent upon management’s estimates of variables affecting valuation and appraisals of collateral, current economic conditions that affect Franklin Bank’s lending customers and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic conditions of the borrowers. These estimates are reviewed periodically and adjustments, if necessary, are reported in the provision for credit losses in the periods in which they become known.

Allowance for Loan Losses

	Years Ended December 31,
	2002	2001	2000	1999	1998
Balance at beginning of year	$4,863,948	$3,951,552	$3,584,301	$4,532,756	$3,180,810
Provision for loan losses	3,809,760	1,858,500	3,693,371	1,226,000	4,335,000

Charge-offs:
Commercial	2,210,026	1,143,857	2,327,440	1,088,866	2,210,799
Residential	268,794	51,815	265,868	—	139,379
Overdrafts	104,424	124,043	142,506	325,000	502,488
Consumer	1,650,631	847,638	667,646	235,340	153,738
Lease financing	68,334	175,917	1,055,030	2,205,254	2,082,039

Total charge-offs	4,302,209	2,343,270	4,458,490	3,854,460	5,088,443

Recoveries:
Commercial	225,928	303,232	99,587	190,751	110,272
Residential	—	148	39,980	1,500	12,736
Overdrafts	35,259	118,548	42,570	391,202	1,196,947
Consumer	1,053,712	558,100	114,464	85,626	88,346
Lease financing	240,415	417,138	835,769	1,010,926	697,088

Total recoveries	1,555,314	1,397,166	1,132,370	1,680,005	2,105,389

Net charge-offs	2,746,896	946,104	3,326,120	2,174,455	2,983,054

Balance at end of year	$5,926,813	$4,863,948	$3,951,552	$3,584,301	$4,532,756

Allowance as a Percentage of:
Loans	1.78%	1.50%	1.25%	1.30%	1.40%
Non-performing assets	80.93	134.06	106.14	65.64	102.54
Net charge-offs	215.76	514.10	118.80	164.84	151.95

Net Charge-Offs To:
Average loans outstanding	0.85	0.29	1.12	0.78	0.84

Allocation of Allowance for Loan Losses

	At December 31,
	2002			2001
	Amount	Percent of Allocated Reserve to Total Loans Outstanding	Percent of Allocated Reserve to Total Reserve	Amount	Percent of Allocated Reserve to Total Loans Outstanding	Percent of Allocated Reserve to Total Reserve
	(Dollars in Thousands)
Commercial Real Estate Loans	$2,758	0.83%	46.53%	$1,423	0.44%	29.26%
Commercial Non Real Estate Loans	1,599	0.48	26.98	1,878	0.58	38.61
Residential Loans	129	0.04	2.18	403	0.12	8.28
Consumer Loans	747	0.22	12.60	542	0.17	11.15
Unallocated	694	0.21	11.71	618	0.19	12.70

Total	$5,927	1.78%	100.00%	$4,864	1.50%	100.00%

	At December 31,
	2000			1999
	Amount	Percent of Allocated Reserve to Total Loans Outstanding	Percent of Allocated Reserve to Total Reserve	Amount	Percent of Allocated Reserve to Total Loans Outstanding	Percent of Allocated Reserve to Total Reserve
	(Dollars in Thousands)
Commercial Real Estate Loans	$2,481	0.78%	62.78%	$2,796	1.02%	78.01%
Commercial Non Real Estate Loans	257	0.08	6.50	29	0.01	0.81
Residential Loans	250	0.08	6.33	69	0.02	1.93
Consumer Loans	278	0.09	7.03	114	0.01	3.18
Unallocated	686	0.22	17.36	576	0.21	16.07

Total	$3,952	1.25%	100.00%	$3,584	1.27%	100.00%

	At December 31,
	1998
	Amount	Percent of Allocated Reserve to Total Loans Outstanding	Percent of Allocated Reserve to Total Reserve
	(Dollars in Thousands)
Commercial Loans(1)	$2,813	0.87%	62.06%
Residential Loans	2	0.00	0.04
Consumer Loans	1,192	0.37	26.29
Unallocated	526	0.16	11.61

Total	$4,533	1.40%	100.00%

(1)	Includes both commercial real estate and non real estate loans.

Non-Interest Income

Total non-interest income, excluding officer life insurance proceeds and gains or losses on sales of securities, loans, real estate owned and repossessed assets, increased slightly by 1.43% or $66,000 when comparing the year ended 2002 to 2001. There was also an improvement when comparing 2001 to 2000 of $33,000 or 0.72%. There was a decrease in deposit account service charges of $373,000 or 10.37% when comparing 2002 to 2001. The decrease was primarily caused by a $175,000 decrease in not sufficient fund fees and a $165,000 decrease in deposit statement fees. Effective March 31, 2001, Franklin Bank reduced the business checking fee structure to remain more competitive in the market. Commissions received through Franklin Bank’s investment area also decreased $187,000 or 76.64% from 2001 to 2002 due to a slowdown in sales. This investment area sells a variety of products including mutual funds, annuities, stocks and bonds. There was also a decrease in other fee income of $42,000. These decreases were offset by income and proceeds from bank-owned officers life insurance of $2.3 million. During the fourth quarter of 2002, due to the untimely death of Franklin’s Senior Vice President and Chief Credit Officer, Franklin Bank recognized after-tax gain on bank owned life insurance of $1.7 million. In addition, loan fee income increased $212,000 for the year ended December 31, 2002 when compared to the same period in 2001. This increase was primarily due to an increase in prepayment penalty fees of $74,000 and miscellaneous loan fees of $136,000.

The largest increase in non-interest income when comparing year ended December 31, 2001 and 2000 was in investment product income, which increased by 85.37% or $112,361. The decrease in fees on the business and personal checking accounts between the year ended 2001 and 2000 was the result of a decrease in the average balance of $14.0 million during 2001. This decrease in the fee income on business and personal checking accounts was partially offset during the year by an increase in loan processing and servicing fees of $37,276. With the increased activity in lending came an increase in loan processing fees.

Net gain on sale of securities was $648,000 for the year ended December 31, 2002, compared to $1.1 million for the year ended December 31, 2001. There were no gains recognized on sales of securities in 2000. This is a 43.3% decrease in comparing year ending 2002 to 2001. Generally, a decision to sell a security will depend on a number of factors including favorable market prices at the time, the need for liquidity and reinvestment opportunities.

Non-Interest Income

	Years Ended			Percent Change
	2002	2001	2000	2001-2002	2002-2001
	(Dollars in Thousands)
Deposit account service charges	$3,222	$3,595	$3,689	(10.4)%	16.1%
Loan processing and servicing fees	537	325	288	65.2	42.6
Net gain on sale of securities	648	1,144	—	(43.4)	100.0
Net loss on sale of other assets	(192)	(59)	(506)	225.4	(88.3)
Investment product income	57	244	132	944.0	(17.0)
Life insurance gains	2,332	—	—
Other	423	465	486	(43.2)	7.8

Total non-interest income	$7,026	$5,714	$4,089	23.0%	(1.5)%

Non-Interest Expense

Total non-interest expense was $22.6 million, $20.1 million, and $26.7 million for 2002, 2001, and 2000, respectively. The most significant increase in 2002 was an increase of $1.8 million in severance compensation due to recent retirements of two non-employee board members, one non-employee advisory director and the termination of employment of three officers during the fourth quarter of 2002. The most significant decrease in 2001 as compared to 2000 was a decrease of $2.4 million in severance compensation. In addition, total compensation expense decreased by $1.5 million and merger expense decreased by $1.1 million in 2001 compared to 2000.

As of December 31, 2002, a contingent liability exists of approximately $3.1 million through April 2004 relating to remaining officer severance agreements. In addition, 2002 operating expenses include non-recurring expenses relating to a previously reported investigation conducted by a special committee of independent directors and the expenses incurred in the creation of the bank holding company of $665,000 and $180,800, respectively. These non-recurring expenses were offset by declines in total compensation expense of $190,000 or 1.94% in 2002 compared to a decline of $1.5 million or 13.04% in 2001, occupancy expense of $115,000 or 3.46% (.61% decline in 2001), advertising expense of $189,000 or 23.66%, and federal insurance premium of $117,000 or 62.84%.

Taxes and supervisory fees increased approximately $56,000 or 11.55% when comparing 2002 and 2001 and increased approximately $107,000 or 28.31% when comparing 2001 to 2000. This increase in taxes and supervisory fees resulted primarily from an increase in State income tax levied during each of the three years ending December 31, 2002. The only other significant increase in 2002 was an increase in defaulted loan expense of $377,000 or 94.21% when comparing the year ended December 31, 2002 to 2001. (In 2001, defaulted loan expense declined 60.03% when comparing year ended December 31, 2001 and 2000.) The net result was an increase in non-interest expense before merger and severance costs of $802,000 or 4.14% when comparing year ended December 31, 2002 and 2001 and a decline of $3.1 million or 14.0% when comparing the same periods in 2001 and 2000. Management is committed to controlling non-interest expenses exclusive of severance cost in 2003.

Non-Interest Expense

	Years Ended			Percent Change
	2002	2001	2000	2001-2002	2002-2001
	(Dollars in Thousands)
Salaries	$7,460	$7,883	$8,954	(5.37)%	(11.96)%
Employee benefits	2,124	1,891	2,285	12.36	(17.26)

Total compensation expense	9,584	9,774	11,239	(1.94)	(13.04)
Occupancy and equipment	3,217	3,332	3,353	(3.46)	(0.61)
Advertising	610	799	863	(23.66)	(7.34)
Professional fees	1,299	700	755	85.65	(7.30)
Federal insurance	69	186	201	(62.84)	(7.30)
Taxes and supervisory fees	541	485	378	11.62	(28.31)
Supplies and printing	396	375	610	5.51	(38.50)
Communication expense	594	585	599	1.53	(6.28)
Defaulted loan expense	778	401	1,005	94.21	(60.03)
Other	3,066	2,715	3,499	12.94	(22.43)

Total non-interest expense before merger and severance expenses	20,154	19,352	22,502	4.14	(14.00)%
Severance compensation	2,490	708	3,072	251.60	(76.95)%
Merger expense	0	67	1,141	(100.00)	(94.11)%

Total non-interest expense	$22,644	$20,127	$26,715	12.51%	(24.66)%

Income Taxes

The provision (benefit) for federal income taxes for 2002, 2001 and 2000 were $603,137, $3.4 million, and $(144,497), respectively. The differences reflect fluctuations in pre-tax earnings along with the effect of low income housing credits and non-taxable insurance gains, which reduced the effective tax rate to 13.65%, and 32.94% in 2002 and 2001, respectively. The net benefit of $144,497 in 2000 is the result of lower levels of taxable income reduced by non-taxable income and other credits.

Earning Assets

At year-end 2002, total-earning assets totaled $503.2 million representing an increase of $7.6 million from year-end 2001. Total loans were $333.3 million compared to $325.3 million at year-end 2001. As previously planned, the Bank completed the elimination of its lease-financing portfolio in 2002.

At year-end 2002, commercial mortgage balances, a well-established loan product of the Bank, were $188.1 million compared to $169.9 million at year-end 2001. Other commercial loans were $77.9 million at year-end 2002, an 10.26% increase from $70.6 million at year-end 2001. During 2003, both of these loan products balances are projected to increase. Consumer loan balances decreased by $2.9 million or 10.46% during 2002 due to decreased activity with DTE Energy, and significant repayments.

Of Franklin Bank’s total outstanding loans, $244.4 million or 73.32% of the loan portfolio, matures within five years, of which 43.60% or $106.6 million have floating rates. Franklin Bank’s total floating rate portfolio, including loans maturing after five years, is 45.76% of the total loan portfolio. Franklin Bank is currently asset-sensitive and would expect to see improvements in net interest income and margin in a rising interest rate environment. Conversely, Franklin Bank would expect to experience a reduction in net interest income and interest margin in a declining rate scenario.

Asset or liability sensitivity along with interest rate risk arises in the normal course of Franklin Bank’s business due to differences in the re-pricing and maturity characteristics of interest rate sensitive assets and liabilities. Sensitivity of earnings to interest rate changes arises when yields on assets change differently from the interest costs on liabilities. Asset or liability sensitivity is determined by the difference between interest-earning assets and interest-bearing liabilities re-pricing within a specific time period and the magnitude by which interest rates change on the various types of earning assets and interest-bearing liabilities. The management of interest rate sensitivity includes monitoring the maturities and re-pricing opportunities of interest-earning assets and interest-bearing liabilities.

At year-end 2002, Franklin Bank’s investment securities portfolio had a balance of $149.8 million compared to $158.8 million at year-end 2001. Compared to the broad array of investment opportunities generally accepted as suitable bank investments, Franklin Bank’s investment portfolio remained conservative and consisted primarily of U.S. treasuries and mortgage-backed securities. As in recent years, the entire investment securities portfolio at year-end 2002 was classified as available-for-sale. At year-end 2002, the investment securities portfolio had a weighted average maturity of 5.1 years and a weighted average rate of 4.49%.

There were no investments in securities of any one issuer, which exceeded 10% of stockholders’ equity except for holdings of U.S. Government Agency Securities ($97.7 million), CIT Group Inc. Corporate Bonds ($5.2 million), Goldman Sachs Group Inc. Corporate bonds ($5.5 million) and Preferred Term Securities ($15.0 million) at December 31, 2002. The majority of the U.S. Government Agency Securities are pledged to secure borrowing arrangements for FHLB borrowings and securities sold under agreements to repurchase or for other purposes as required or permitted by law.

Other Earning Assets

Franklin Bank’s other earning assets are comprised of FHLB stock, Federal Reserve Bank (“FRB”) stock, interest-bearing deposits with other banks and bank owned life insurance. Total other earning assets at year-end totaled $29.8 million and $21.5 million for 2002 and 2001, respectively.

Interest-bearing deposits, by their inherent nature, are the lowest yielding assets compared to alternative investments. The average yield on these deposits for 2002 was 2.68% compared to 2.90% for 2001. The average balances were $24.1 million for 2002 and $9.7 million for 2001.

As a member of both the FHLB and the FRB, stock ownership is required. At year-end 2002 and 2001, Franklin Bank’s FHLB stock position remained at $5.9 million. FRB stock held at year-end 2002 and 2001 remained at $1.5 million. These investments carried a weighted average yield of 6.05% during 2002 and 7.14% during 2001.

During December of 2001, Franklin Bank invested $10 million in cash value life insurance, commonly known as “BOLI”. “BOLI” is a tax-free investment vehicle that provides a stable return, which is typically at or above market rates. The “BOLI” investment is held indefinitely by Franklin Bank. In the event of death of a member of the insured group, the proceeds from the life insurance claim are included in Franklin Bank’s other income. During 2002, Franklin Bank recognized $2.3 million in proceeds from this product, of which $1.7 million was recognized during the fourth quarter of 2002 due to the untimely death of Franklin Bank’s Senior Vice President and Chief Credit Officer. Franklin Bank expects the cash value of the “BOLI” to increase during 2003.

Loan and Lease Financing Portfolio Composition

	At December 31,
	2002		2001		2000
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Commercial	$77,856	23.36%	$70,613	21.71%	$77,179	24.41%
Commercial mortgage	188,121	56.43	169,865	52.21	151,800	48.02
Residential mortgage and home equity	16,753	5.03	24,627	7.57	32,322	10.22
Real estate construction	26,071	7.82	31,858	9.79	30,878	9.77
Consumer	24,512	7.35	27,378	8.42	18,859	5.97
Lease financing	33	0.01	984	0.30	5,086	1.61

Loans	$33,346	100.00%	$325,325	100.00%	$316,124	100.00%

	At December 31,
	1999		1998
	Amount	%	Amount	%
Commercial	$72,792	26.41%	$75,821	23.49%
Commercial mortgage	96,697	35.08	83,571	25.89
Residential mortgage and home equity	34,238	12.42	35,939	11.13
Real estate construction	41,369	15.01	27,642	8.56
Consumer	14,031	5.09	18,528	5.74
Lease financing	16,494	5.99	51,810	16.05
Lease financing – held for sale	—	—	29,522	9.14

Loans	$275,621	100.00%	$322,833	100.00%

The Bank has no foreign loans and there were no concentrations greater than 10% of total loans that are not disclosed as a separate category.

Loan Commitments

	At December 31,
	2002	2001	2000
	(Dollars in Thousands)
Outstanding loan commitments	$21,000	$21,500	$10,300
Unused commercial line of credit commitments	70,400	53,500	52,900
Unused home equity commitments	4,600	5,200	6,700
Undisbursed construction loans	5,900	7,900	12,800

Loan Maturity Analysis

	At December 31, 2002
	Within 1 Year	1 to 5 Years	After 5 Years	Total
	(Dollars in Thousands)
Commercial	$10,920	$43,146	$23,790	$77,856
Commercial mortgage	17,113	118,046	52,962	188,121
Residential mortgage and home equity	1,194	8,038	7,521	16,753
Real estate construction	20,665	5,406	—	26,071
Consumer	1,476	18,385	4,651	24,512
Lease financing	33	—	—	33

Loans	$51,401	$193,021	$88,924	$333,346

Loans Above With:
Fixed rates	$17,159	$120,702	$42,956	$180,817
Floating rates	34,242	72,319	45,968	152,529

Loans	$51,401	$193,021	$88,924	$333,346

Securities Maturity Analysis

	At December 31, 2002
	Maturing
	Within 1 Year		1-5 Years
	Cost	Yield	Cost	Yield
	(Dollars in Thousands)
Mortgage-backed securities	$29,546	4.06%	$24,004	5.82%
U.S. Government and agency securities	14,712	3.85	13,899	3.39
Tax-Exempt Municipal	1,290	2.76	—
Taxable Municipals	—		1,000	1.45
Corporate bonds	6,194	3.64	15,424	6.00

Total	$51,742	3.92%	$54,327	5.17%

	At December 31, 2002
	Maturing
	5-10 Years		Over 10 Years
	Cost	Yield	Cost	Yield
	(Dollars in Thousand)
Mortgage-backed securities	$—%		$14,429	3.82%
U.S. Government and agency securities	1,096	6.63	—
Tax-Exempt Municipal	2,543	6.31	5,168	6.64
Taxable Municipals	—		—
Corporate bonds	20,532		—

Total	$24,171	4.10%	$19,597	4.56%

	At December 31, 2002
	Maturing
	Amortized Cost	Fair Value	Weighted Average Maturity (Years)
Mortgage-backed securities	$66,165	$67,978	1.71
U.S. Government and agency securities	29,104	29,707	0.88
Tax-Exempt Municipal	8,758	9,001	5.34
Taxable Municipals	1,000	1,000	0.04
Corporate bonds	41,134	42,151	1.54

Total	$146,161	$149,837	1.70

Deposits and Other Borrowed Funds

Providing a stable source of low-cost funding, core deposits include non-interest-bearing business checking deposits, money market savings, personal checking and savings and retail certificates. Average core deposits were $392.3 million in 2002 compared to $366.0 million in 2001. Average business and personal-checking balances were $177.4 million in 2002 compared to $172.6 million in 2001. Average money market savings were $159.8 million in 2002 compared to $150.6 million in 2001. Average retail certificate of deposits were $35.9 million in 2002 compared to $25.9 million for 2001. Franklin Bank continues to actively compete in the retail certificate of deposit market. As this philosophy continues the balances in this category of deposits have risen. Franklin Bank expects to continue to seek retail deposits during 2003. Franklin Bank’s largest core deposit source continues to be business and personal checking account balances. The average balance of those accounts increased during 2002 by $4.8 million. With a pickup in the economy and Franklin Bank’s aggressive marketing campaign, along with the opening of its fourth branch office in January 2003, Franklin Bank anticipates seeing an increase in the balances of the business and personal checking accounts as well as other core deposit products during 2003.

Comparing year end 2002 to 2001, total deposits increased $39.8 million or 10.2%. This significant increase is deposits has not only contributed to funding loans, but has also allowed Franklin Bank to decrease its other borrowed funds $14.6 million and to redeem the $20.7 million of preferred stock of Franklin Bank’s subsidiary Franklin Finance Corporation which was paying a dividend of 8.70%. It is anticipated that the redemption of the preferred stock will positively impact pre-tax earnings by approximately $1.45 million per year, based upon current interest rates.

Borrowed funds in the form of advances from the FHLB and repurchase agreements provided a limited amount of the funding to support loan growth in the year 2002 while providing a source of liquidity, which mirrors the estimated duration of Franklin Bank’s deposit portfolio. The average balance in these forms of borrowed funds was $65.5 million for FHLB advances and $3.1 million for repurchase agreements, as compared to $51.8 million for FHLB advances and $16.5 million in repurchase agreements, in 2001. As discussed above, during the coming year Franklin Bank will be focused on increasing the core deposit base and relying less on borrowed funds.

Source of Funds

	At December 31,
	2002		2001		2000
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Business checking	$180,011	36.43%	$159,450	34.00%	$183,271	38.97%
Money market savings	165,365	33.47	147,231	31.40	135,927	28.91
Personal checking and savings	25,567	5.17	23,661	5.05	21,324	4.53
Jumbo certificates	20,967	4.24	33,460	7.13	23,405	4.98
Retail certificates	37,220	7.53	25,556	5.45	23,992	5.10

Total deposits	429,130	86.85	389,358	83.03	387,919	82.49
Borrowings	65,000	13.15	79,606	16.97	82,326	17.51

Total source of funds	$494,130	100.00%	$468,964	100.00%	$470,245	100.00%

Maturity Distribution of Time Deposits Analysis

	Less Than $100,000	Greater Than or Equal to $100,000
Three months or less	$12,653	$10,471
Over three months to six months	4,498	3,567
Over six months to twelve months	5,627	2,286
Over twelve months	14,442	4,643

Total	$37,220	$20,967

Regulatory Capital

The adequacy of Franklin’s capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholder equity, excluding the net unrealized gain on securities available for sale, increased $2.0 million or 4.97% to $43.2 million at year end 2002, which represents 7.97% of total assets. At December 31, 2001, the similar ratio of shareholders’ equity to assets was 7.73%. The increase was primarily the result of net income of $3.8 million and exercise of common stock options of $555,000, offset by $1.2 million of initial issuance costs relating to Franklin Bank preferred stock which was redeemed in 2002 and cash dividends of $1.1 million.

Dividends declared per common share increased 14.3% from $0.28 per share to $0.32 per share in 2002.

Franklin is subject to risk-based capital adequacy guidelines that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. Capital adequacy guidelines issued by the Federal Reserve Board require bank holding companies to have a minimum total risk-based capital ratio of 8.00%, with at least half of total capital in the form of Tier 1, or core capital. Franklin’s total risk-based capital ratio was 11.88% at December 31, 2002. For further information regarding regulatory capital requirements, see Note 6 to the consolidated financial statements.

Franklin Bank has consistently exceeded the capital levels established by The OCC. During 2002, Franklin Bank’s capital levels remained above the “well capitalized” OCC classification. It is the Franklin’s objective to maintain this highest classification level, which both ensures compliance with regulatory requirements and allows for greater potential growth.

The OCC measures regulatory capital three ways: 1) Tier 1 capital to average assets (the “Tier 1 leverage” ratio), 2) Tier 2 capital to risk weighted assets and 3) Total capital to risk weighted assets. Minimum accepted ratios for these three levels are 4.00%, 4.00% and 8.00%, respectively. “Well capitalized” institutions must meet OCC established minimums of 5.00%, 6.00% and 10.00% for the three tiers, respectively.

Capital Analysis

	At December 31,
	2002	2001	2000
	(Dollars in Thousands)
Tier 1:
Common equity	$45,642	$40,980	$34,089
Eligible preferred equity	—	15,167	13,599
Unrealized (gain)/loss on securities available for sale, net of tax	(2,426)	(1,010)	(395)

Total tier 1 capital	43,216	55,137	47,293

Tier 2:
Eligible allowance for loan losses	5,080	4,864	3,952

Total risk-based capital	$48,296	$60,001	$51,245

Non-Performing Assets

Franklin Bank’s policies regarding non-accrual and impaired loans reflect the importance of early identification of troubled loans. Consumer loans are charged off no later than 120 days past due, or earlier if deemed uncollectible. Loans other than consumer loans are generally placed on non-accrual status when management determines that principal or interest may not be fully collectible, but generally no later than when the loan is 90 days past due on principal or interest. Loan amounts in excess of probable future cash collections are charged off at the time the loan is placed on non-accrual status, to an amount that represents management’s assessment of the ultimate collectibility of the loan. Interest previously accrued but not collected on non-accrual loans is charged against current income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

Total non-performing assets at year-end 2002 were $7.3 million compared to $3.6 million at year-end 2001, an increase of $3.7 million or 101.8%. Non-accrual loans totaled $4.8 million at year end 2002, which was an increase of $1.8 million; there were no accruing loans past due 90 days at year-end 2002 or 2001. Real estate owned or in redemption increased from $564,000 at December 31, 2001 to $2.5 million at December 31, 2002.

As a percentage of total assets, non-performing assets were 1.35% and .68% at year-end 2002 and 2001, respectively. At December 31, 2002, loans 30 or more days past due was 0.66% of total loans outstanding compared to 0.72% at December 31, 2001.

Non-Performing Assets

	At December 31,
	2002	2001	2000	1999	1998
Non-Accrual Loans:
Commercial	$338,547	$284,955	$640,936	$63,393	$
Commercial mortgage	3,104,793	2,188,869	1,542,632	807,713
Residential mortgage	1,313,654	376,969	216,000	—
Consumer	75,993	201,745	—	—
Lease financing	—	11,360	—	—

Total non-accrual loans	4,832,987	3,063,898	2,399,568	871,106

Accruing Loans Past Due 90 Days or More:
Commercial	—	—	—	141,029		211,162
Commercial mortgage	—	—	—	—		365,312
Residential mortgage	—	—	—	469,080		43,057
Home equity	—	—	18,867	—		35,690
Consumer	—	—	81,299	257,868		147,392
Lease financing	—	—	104,617	357,639		753,269

Total	—	—	204,783	1,225,616		1,555,882

Total non-performing loans	4,832,987	3,063,898	2,604,351	2,096,722		1,555,882

Real Estate Owned:
Commercial
Commercial mortgage	540,326	77,500	542,182	891,000		1,129,005
Residential mortgage	1,464,123	486,735	576,384	2,458,516		1,434,098

Total real estate owned	2,004,449	564,235	1,118,566	3,349,516		2,563,103
Real estate in redemption	485,534	—	—	14,580		301,300

Total non-performing assets	$7,322,970	$3,628,133	$3,722,917	$5,460,818		$4,420,285

Total non-accrual loans and real estate owned as a percentage of:
Total assets	1.26%	0.68%	0.67%	0.82%		0.51%
Loans and real estate owned	2.06	1.11	1.11	1.51		0.79
Total non-performing assets as a percentage of:
Total assets	1.35%	0.68%	0.71%	1.06%		0.88%
Loans and real estate owned	2.20	1.11	1.17	1.96		1.36

Interest Rate Sensitivity

Interest rate risk arises in the normal course of business due to differences in the re-pricing and maturity characteristics of assets and liabilities. Since no single measurement system satisfies all management objectives, a combination of techniques are used to manage interest rate risk, including simulation analysis, asset and liability re-pricing schedules and duration of equity. The Asset and Liability Committee (“ALCO”) regularly reviews the results of these interest rate risk measurements. The ALCO, which is comprised of executive management from various areas of Franklin Bank, including operations, lending, and deposit gathering, meets regularly to execute asset and liability management strategies. The ALCO establishes and monitors guidelines on the sensitivity of earnings to changes in interest rates. The goal of the ALCO process is to maintain Franklin Bank’s interest rate risk at prudent levels to provide the maximum level of net interest income and minimal impact on earnings from major interest rate changes.

The ALCO frequently evaluates net interest income under various balance sheet and interest rate scenarios. The results of these analyses provide the information needed to assess the proper balance sheet structure.

An unexpected change in economic activity, whether domestically or internationally, could translate into a materially different interest rate environment than currently expected as was noted during 2001 and 2002. A process is maintained where management evaluates “base” net interest income under what is the current balance sheet structure and interest rate environment. This “base” net interest income is then evaluated against interest rate scenarios that are taken up and down 200 basis points from the most likely rate environment. In addition, adjustments to asset prepayment levels, yield curves and overall balance sheet mix and growth assumptions are made to be consistent with each interest rate environment. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

At December 31, 2002, the measurement of risk exposure to net interest income during the year 2003 for a 200-basis-point decline in short-term interest rates indicates the net interest income will decrease 10.75% or $3.0 million and for a 200-basis-point rise indicates an increase of 2.48% or $.69 million. Additionally, Franklin Bank was positively gapped at 3 months by 7.77% of interest earning assets and at 12 months by 19.37% of assets. Re-pricing assets exceeded re-pricing liabilities within all categories other than over 5 years at December 31, 2002. Franklin Bank had a positive gap of 1.65% within 12 months of December 31, 2001. This represents an increase in the gap caused by a shift of investment securities and commercial real estate loans to within 12 months and other minor balance sheet changes.

Interest Rate Sensitivity Analysis

	At December 31, 2002
	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
	(Dollars in Thousands)
Assets:
Interest-bearing deposits	$12,630	$—	$—	$—	$—	$12,630
Securities (at cost)	49,120	36,603	29,200	7,298	23,940	146,161
FHLB and FRB stock	7,410	—	—	—	—	7,410
Loans, excluding lease financing	171,166	45,131	70,979	31,791	14,245	333,312
Lease financing	26	2	2	3	1	34

Total rate sensitive assets	$240,352	$81,736	$100,181	$39,092	$38,186	$499,547

Liabilities:
Savings, NOW and time deposits	$25,684	$23,771	$25,275	$13,520	$—	$88,250
Money market deposits	160,869	—	—	—	—	160,869
Borrowings	15,000	—	10,000	—	40,000	65,000

Total rate sensitive liabilities	$201,553	$23,771	$35,275	$13,520	$40,000	$314,119

Interest sensitivity gap	38,799	57,965	64,906	25,572	(1,814)	185,428

Cumulative interest sensitivity gap	38,799	96,764	161,670	187,242	185,428

Cumulative interest sensitivity gap to total rate sensitive assets	7.77%	19.37%	32.36%	37.48%	37.12%

Maturity Dates Rather Than Re-Pricing Dates

	Contractual Maturity Date at December 31,
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(Dollars in Thousands)
Interest-Earning Assets:
Loans, net of unearned income	$65,824	$38,028	$41,319	$40,184	$66,386	$81,605	$333,346	$336,410
Withheld average rates	6.46%	7.89%	8.23%	7.62%	7.13%	7.37%	7.34%
Investment securities	15,413	15,173	7,093	9,129	9,550	89,803	146,161	149,837
Weighted average rate	5.75%	5.66%	3.77%	6.14%	4.86%	5.52%	5.47%
FHLB and FRB stock	7,410	—	—	—	—	—	7,410	7,410
Weighted average rate	5.80%						5.80%
Deposits	12,630	—	—	—	—	—	12,630	12,630
Weighted average interest rate	1.17%						1.17%

Total interest-earning assets	$101,277	$53,201	$48,412	$49,313	$75,936	$171,408	$499,547	$506,287

Interest-Bearing Liabilities:
Savings, now and time deposits	$59,252	$3,088	$9,335	$3,249	$3,138	$275	$78,337	$89,354
Weighted average rate	1.98%	4.03%	4.65%	5.25%	4.93%	5.06%	2.72%
Money market deposits	—	—	—	—	—	164,691	164,691	164,691
Weighted average rate						1.44%	1.44%
Borrowings	—	10,000	—	—	—	55,000	65,000	65,000
Weighted average rate		5.50%				4.18%	9.68%

Total interest-bearing liabilities	$59,252	$13,088	$9,335	$3,249	$3,138	$219,966	$308,028	$319,045

Interest sensitivity gap	$42,025	$40,113	$9,077	$46,064	$72,798	$(48,558)	$191,519

Cumulative interest sensitivity gap	42,025	82,138	121,215	167,279	240,077	191,519

Interest sensitivity gap to total interest-earning assets	8.41%	8.03%	7.82%	9.22%	14.57%	(9.72)%

Cumulative interest sensitivity gap to total interest-earning assets	8.41%	16.44%	24.26%	33.49%	48.06%	38.34%

DESCRIPTION OF FIRST PLACE CAPITAL STOCK

General

The authorized capital stock of First Place consists of 33,000,000 shares of First Place common stock, par value of $0.01 per share, and 3,000,000 shares of preferred stock, par value of $0.01 per share. As of September 30, 2003 there were 13,285,510 shares of First Place common stock outstanding and no shares of preferred stock outstanding. Upon completion of the merger, we expect there to be up to 15,399,510 shares of First Place common stock outstanding, based on the outstanding number of shares of First Place common stock and Franklin common stock as of September 30, 2003.

The First Place common stock will represent capital that cannot be withdrawn. In addition, the First Place common stock will not be an account of an insurable type and will not be insured by the FDIC.

Common Stock

Dividends. First Place can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Decisions concerning the payment of dividends on First Place common stock will depend upon First Place’s results of operations, financial condition and capital expenditure plans as well as such other factors as the board of directors, in its sole discretion, may consider relevant. In addition, the payment of dividends by First Place is subject to limitations which are imposed by Delaware law and the Office of Thrift Supervision regulation. Holders of First Place common stock will be entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds that are legally available. If First Place issues preferred stock, the holders thereof may have a priority over the holders of the First Place common stock with respect to dividends.

Voting Rights. Each outstanding share of common stock is entitled to one vote per share. Holders of First Place common stock do not have any right to cumulate votes in the election of directors. First Place’s amended and restated certificate of incorporation provides that holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. The limit includes shares which may be acquired through any agreement or the exercise of any rights, warrants or options. Certain matters require an 80% shareholder vote to approve. Those matters are set forth in more detail in “Comparison of the Rights of Shareholders — Amendment to the Amended and Restated Certificate of Incorporation or Articles of Incorporation.” If First Place issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of liquidation, dissolution or winding up of First Place, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Place available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the First Place common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of First Place common stock are not entitled to preemptive rights with respect to any shares which may be issued. The First Place common stock is not subject to redemption.

Preferred Stock

First Place has not issued any shares of preferred stock. However, preferred stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Considerations

Delaware law and the First Place amended and restated certificate of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change in control of First Place. For a description of the provisions, see “Comparison of the Rights of Shareholders — Amendment to the Amended and Restated Certificate of Incorporation or Articles of Incorporation,” “— Amendment of the Bylaws,” “— State Anti-Takeover Statutes,” and “— Fair Price Provisions.”

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

When the merger becomes effective, shareholders of Franklin who receive shares of First Place common stock in exchange for their shares of Franklin common stock will become shareholders of First Place. The following is a summary of material differences between the rights of holders of First Place common stock and holders of Franklin common stock. Since First Place is organized under the laws of the State of Delaware and Franklin is organized under the laws of the State of Michigan, differences in the rights of holders of First Place common stock and those of holders of Franklin common stock arise from differing provisions of the General Corporation Law of Delaware and the Michigan Business Corporation Act in addition to differing provisions of their respective articles/certificate of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of First Place common stock and holders of Franklin common stock. This summary is intended to provide a general overview of the differences in shareholders’ rights including those defined by Delaware law, Michigan law and the governing corporate instruments of First Place and Franklin.

Copies of such governing documents of First Place and Franklin are available, without charge, to any person to whom this document is delivered, on written or oral request.

Capitalization

First Place. The authorized capital stock of First Place consists of:

•	Thirty Three Million (33,000,000) shares of First Place common stock, par value one cent ($.01) per share; and

•	Three Million (3,000,000) shares of First Place preferred stock, par value one cent ($.01) per share.

First Place’s amended and restated certificate of incorporation authorizes First Place’s board of directors, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights (including without limitation, voting rights) of the shares of each such series and any qualifications, limitations or restrictions thereof.

Franklin. The authorized capital stock of Franklin consists of:

•	Six Million (6,000,000) shares of Franklin common stock, no par value.

Franklin’s articles of incorporation state that all shares of common stock be of one (1) class. No preferred stock or other class of stock is authorized.

Voting Rights

First Place. Each holder of First Place common stock has the right to cast one vote for each share of First Place common stock held of record on all matters submitted to a vote of shareholders of First Place. First Place’s amended and restated certificate of incorporation provides that holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. The limit includes shares that may be acquired through any agreement or the exercise of any rights, warrants or options.

Franklin. Franklin’s articles of incorporation provide that each shareholder of Franklin common stock shall at every meeting of shareholders be entitled to one vote in person or by proxy for each share of the Franklin common stock held by such shareholder.

Number and Election of Directors

First Place. The First Place amended and restated certificate of incorporation provides that until October 15, 2004, the board of directors shall consist of sixteen (16) persons, subject to downward adjustment resulting from resignation, removal or other cause of termination. The size of the board of directors was increased from eight to 16 directors in connection with the merger between First Place and FFY Financial Corp. which was completed in December 2000. Eight of the 16 directors were appointed by First Place and eight were appointed by FFY Financial Corp. In addition, the amended and restated certificate of incorporation permits the board of directors to decrease the size of the board pursuant to certain procedures set forth in more detail therein. The amended and restated certificate of incorporation provides that after October 15, 2004, the number of directors shall be fixed from time to time by the board of directors pursuant to resolution adopted by a majority of the board.

The bylaws of First Place provide that the number of directors who shall constitute the whole board shall be such number as the board of directors shall from time to time designate except that in the absence of such designation shall be sixteen (16).

First Place’s amended and restated certificate of incorporation and bylaws provide for the First Place board of directors to be divided into three classes, as nearly equal in number as possible, with one class being elected annually. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms then expire. Each director is elected to a term of three (3) years for the directors elected in each class or until his or her successor has been duly elected and qualified.

Under Delaware law, shareholders do not have cumulative voting rights for the election of directors unless the corporation’s certificate of incorporation so provides. First Place’s amended and restated certificate of incorporation does not provide for cumulative voting.

Franklin. The articles of incorporation of Franklin provide that the number of directors shall be fixed from time to time by resolution adopted by the affirmative vote of at least two-thirds (2/3) of the entire board of directors but shall not be less than five (5) nor more than twenty-five (25).

Franklin’s articles of incorporation provide for the Franklin board of directors to be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. At each succeeding annual meeting of the shareholders, successors of the class of directors whose term expires at that meeting shall be elected for a three (3) year term.

Under Michigan law, the articles of incorporation may provide for cumulative voting rights for those shareholders entitled to vote at an election for directors. Franklin’s articles of incorporation do not provide for cumulative voting rights.

Vacancies on the Board of Directors and Removal of Directors

First Place. The amended and restated certificate of incorporation and bylaws of First Place provide that any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum. Any director so appointed by the board holds office only until the annual shareholder meeting at which the term of office of the class to which they were appointed expires. Until October 15, 2004, First Place’s amended and restated certificate of incorporation requires that vacancies by removal, resignation or other termination be replaced by either (1) the directors on the First Place board appointed by FFY Financial Corp., if such vacancy was one of the eight director positions appointed by FFY Financial Corp. or (2) the directors on the First Place board appointed by First Place, if such vacancy was one of the eight director positions appointed by First Place.

First Place’s amended and restated certificate of incorporation provides that any director, or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of First Place capital stock entitled to vote generally in the election of directors, voting together as a single class.

Franklin. Franklin’s articles of incorporation provide that any vacancy occurring in the board of directors caused by resignation, removal, death, disqualification, or other incapacity, and any newly created directorships resulting from an increase in the number of directors, shall be filled by a majority vote of directors then in office, whether or not a quorum. Any director so appointed by the board holds office only until the annual shareholder meeting at which the term of office of the class to which they were appointed expires. The Franklin articles of incorporation also permit the elimination of directorships.

The bylaws of Franklin provide that any or all of the directors may only be removed as provided by statute or the articles of incorporation. Franklin’s articles of incorporation are silent on removal of directors. Pursuant to the Michigan Business Corporation Act shareholders may remove directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause. The vote for removal shall be by a majority of shares entitled to vote at an election of directors except that the articles may require a higher vote for removal without cause.

Amendment to the Amended and Restated Certificate of Incorporation or Articles of Incorporation

First Place. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s articles of incorporation. First Place’s amended and restated certificate of incorporation requires the affirmative vote of 80% of the outstanding stock to amend its provisions relating to voting limitations of shareholders, shareholder action, election, and removal and filling vacancies of directors, amending the bylaws, transactions with interested shareholders, insurance and indemnification of directors and amending the amended and restated certificate of incorporation.

Franklin. Under Michigan law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s articles of incorporation. Pursuant to Franklin’s articles of incorporation, the affirmative vote of the holders of at least sixty-six and two thirds percent (66 2/3%) of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, repeal or adopt any provision of the Articles. Any proposal that has been approved by a majority of the board of directors, however, requires the approval of only a majority of the voting power of all the shares of the corporation entitled to vote generally in the election of directors.

Amendment of the Bylaws

First Place. Under Delaware law, shareholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The shareholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power. First Place’s amended and restated certificate of incorporation provides that the bylaws may be amended by the affirmative vote of a majority of the entire board of directors. Also, First Place’s bylaws may be amended, repealed or adopted by the affirmative vote of 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Franklin. Under Michigan law, the shareholders or the board may amend or repeal the bylaws or adopt new bylaws unless the articles of incorporation or bylaws provide that the power to adopt new bylaws is reserved exclusively to the shareholders or that the bylaws or any particular bylaw shall not be altered or repealed by the board. Franklin’s bylaws may be amended, altered, changed, added to, or replaced or new bylaws may be adopted in lieu thereof by the affirmative vote of two-thirds ( 2/3) of the whole board of directors at any regular or special meeting of the board of directors, or by the shareholders as provided by Michigan law.

Action by Written Consent

First Place. First Place’s amended and restated certificate of incorporation prohibits shareholder action by written consent.

Franklin. The Michigan Business Corporation Act permits action taken by shareholders by written consent if all such shareholders entitled to vote consent in writing. In addition, if provided for in the corporation’s articles of incorporation, Michigan law permits action by written consent of shareholders holding not less than the minimum number of shares needed to take action at a meeting. Franklin’s articles of incorporation do not provide for this.

Ability to Call Special Meetings of Shareholders

First Place. Special meetings of First Place’s shareholders may be called by First Place’s board of directors, by affirmative vote of a majority of the total number of authorized directors.

Franklin. Pursuant to Franklin’s bylaws, special meetings of the Franklin shareholders may be called by resolution of a majority of the board of directors or by the chairman or the president and shall be held on a date fixed by the board of directors or the chairman or the president. Special meetings may also be called by any three or more shareholders, owning, in the aggregate, not less than 20% of the then outstanding shares of Franklin. In addition, under the Michigan Business Corporation Act, a court may order a special meeting to be held upon the petition of holders of at least 10% of shares entitled to vote in a meeting.

Shareholder Nominations of Directors and Proposals for New Business

First Place. Procedures to be followed by shareholders of First Place seeking to make nominations for directors and proposals for new business are contained in First Place’s bylaws. In order for a shareholder of First Place to make any such nominations and/or proposals, he or she shall give written notice to the corporate secretary not less than ninety (90) days prior to the date of any such meeting; provided, however, that if less than one hundred (100) days notice or public disclosure of the meeting is given to shareholders, such written notice must be received not later than the close of business on the tenth (10) day following the day on which notice of the date of the meeting was mailed to shareholders or publicly disclosed. Each such notice given by a shareholder with respect to nominations for the election of directors must set forth (1) each person nominated by the shareholder for election to the board and the information required about each nominee in a proxy statement; (2) the name and address as they appear on the First Place’s books of such shareholder; and (3) the class and number of shares that are beneficially owned by such shareholder. The presiding officer of the shareholders’ meeting may disregard any nomination not made in accordance with these procedures and may instruct the vote counters to disregard all votes cast for such nominee.

First Place shareholders may provide written notice to the corporate secretary with respect to proposals for new business to be brought before a meeting of shareholders. The notice delivered by the shareholder must set forth as to each proposal for new business: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address of the shareholder proposing such business; (iii) the class and number of shares of First Place common stock which are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business.

Franklin. Procedures to be followed by Franklin’s shareholders seeking to make nominations for directors are contained in Franklin’s articles of incorporation. Nominations for the election of directors may be made by a shareholder entitled to vote in the election of directors. However, a shareholder may make such nomination only if written notice of the shareholder’s intent to do so, addressed to the president of the corporation, is delivered to or mailed and received at the principal executive offices of the corporation (a) with respect to an election to be held at an annual meeting of shareholders, not later than the close of business on the ninetieth (90) day nor earlier than the close of business on the one hundred twentieth (120) day prior to the first anniversary of the immediately preceding year’s annual meeting; provided however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder in order to be timely must be so received not earlier than the close of business on the one hundred twentieth (120) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90) day prior to such annual meeting or the tenth (10) day following the day on which public announcement of the date of such meeting of shareholders was first made; and (b) with respect to an election to be held at a special meeting of shareholders called for the purpose of electing directors, notice must be given not earlier than the close of business on the one hundred twentieth (120) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90) day prior to such special meeting or the tenth (10) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The written notice by the shareholder to the corporation shall set forth (i) the name, residence address and number of the corporation’s shares owned by the notifying shareholder; (ii) each nominee’s name, age, business address, and permanent residence address; (iii) each nominee’s principal occupation or employment; (iv) the number of shares of capital stock of Franklin which are beneficially owned by each nominee; (v) a statement signed by each nominee that each nominee is willing to be nominated; (vi) any other information concerning each nominee as would be required under the rules of the Securities Exchange Commission in a proxy statement soliciting proxies for the election of directors; and (vii) such other information as may reasonably be required by Franklin to determine the qualifications of the proposed nominee to serve as a director. If the chairman of the meeting determines that a nomination was not made in accordance with these procedures, the nomination shall be void, shall not be put to a vote of the shareholders and all votes cast in favor of a person so nominated shall be disregarded.

Pursuant to Franklin’s articles of incorporation, at any annual or special meeting of the shareholders of Franklin, there shall be submitted for consideration and vote by the shareholders only those proposals that are first brought before the meeting by or at the direction of the board of directors or a proposal made by a shareholder, which proposal has been included in the corporation’s proxy materials, the proposal and its submission by the shareholder having been made in compliance with all the requirements set forth in the applicable rules and regulations of the Securities and Exchange Commission. Pursuant to the Franklin bylaws, except as the chairman shall direct, any matter to be presented at a meeting of the shareholders shall be submitted for inclusion in the agenda not less than sixty (60) days nor more than one hundred twenty (120) days prior to the date of mailing to the shareholders of written notice of the meeting.

State Anti-Takeover Statutes

First Place. Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination involving an interested shareholder who, together with its affiliates or associates, for a three (3) year period following the time the shareholder becomes an interested shareholder, unless:

•	prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	the interested shareholder owned at least eighty-five percent (85%) of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder; or

•	at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meting and not by written consent, of at least sixty-six and two thirds percent (66 2/3%) of the outstanding voting shares of the corporation, excluding shares held by that interested shareholder.

Under Delaware law, an interested shareholder generally means any person that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date of a proposed business combination. First Place’s amended and restated certificate of incorporation defines an interested shareholder as the owner of 10% or more of the outstanding voting stock of the corporation.

A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of ten percent (10%) or more of the assets of a corporation to or with an interested shareholder;

•	specified transactions resulting in the issuance or transfer to an interested shareholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested shareholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws, of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than two thousand (2,000) shareholders. Because First Place has not adopted any provision in its amended and restated certificate of incorporation to “opt-out” of the Delaware business combination statute, the statute is applicable to business combinations involving First Place.

Franklin. Chapters 7A and 7B of the Michigan Business Corporation Act set forth the laws controlling business combinations and control share acquisitions undertaken by Michigan corporations. Franklin in its articles of incorporation has elected not to be governed by Chapters 7A and 7B pursuant to §§ 784(1)(b) and 794 of the Michigan Business Corporation Act.

Fair Price Provisions

First Place. The First Place amended and revised certificate of incorporation requires that any merger or business combination of First Place or any of its subsidiaries with an “interested shareholder” or any other corporation that is or would be an affiliate of an interested shareholder, requires the affirmative vote of at least eighty percent (80%) of the voting power of the then-outstanding stock of First Place entitled to vote. An “interested shareholder” is defined under the First Place amended and restated certificate of incorporation as any person who or which:

•	is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding stock of First Place entitled to vote; or

•	is an affiliate of First Place and at any time within the two-year period immediately prior to the date of any such business combination was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of First Place entitled to vote; or

•	is an assignee of or has otherwise succeeded to any shares of stock of First Place entitled to resale which were at any time within the two-year period immediately prior to the date of any such business combination beneficially owned by an such shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

Franklin. Neither Franklin’s articles of incorporation or bylaws contain any fair price provision.

ADJOURNMENT OF THE SPECIAL MEETING

(Proposal Two)

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved unless the special meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Franklin at the time of the special meeting to be voted for an adjournment, if necessary, Franklin has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Franklin unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned.

LEGAL MATTERS

The validity of the First Place common stock to be issued in the merger will be passed upon for First Place by Patton Boggs LLP, Washington, DC. Patton Boggs LLP, Washington, DC, will pass upon the federal income tax consequences of the merger for First Place and Franklin.

EXPERTS

The consolidated financial statements of First Place as of June 30, 2003 and 2002, and for each of the years in the three-year period ended June 30, 2003, have been incorporated by reference herein from First Place’s annual report on Form 10-K for the year ended June 30, 2003 in reliance on the report of Crowe Chizek and Company LLC, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as an expert in accounting and auditing.

The financial statements of Franklin as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 included in this proxy statement/prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

PROPOSALS FOR THE 2004 ANNUAL MEETING

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the deadline for the submission of proposals by shareholders for inclusion in the proxy statement and form of proxy to be used by Franklin in connection with the next annual meeting of shareholders of Franklin, which will be held only if the merger is not consummated before the time of such meeting, is no later than December 31, 2003.

WHERE YOU CAN FIND MORE INFORMATION

First Place and Franklin file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission. You may read and copy any reports, proxy statements or other information filed by First Place and Franklin at the Commission’s public reference room in Washington, DC, which is located at the following address: Public Reference Room, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, DC 20549.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission’s public reference rooms. First Place’s and Franklin’s Commission filings are also available to the public from document retrieval services, the Commission’s Internet website (http://www.sec.gov), First Place’s website at www.firstplacebank.net and Franklin’s website at www.franklinbank.com.

First Place has filed with the Commission a registration statement on Form S-4 under the Securities Act of 1933 and the rules and regulations thereunder. This document is a part of that registration statement. As permitted by the Commission’s rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

The Commission allows First Place to “incorporate by reference” into this document, which means that First Place can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. First Place incorporates by reference the documents filed by them with the Commission listed below and any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the election deadline date.

First Place SEC Filings (File No. 0-25049)	Period/Date
Annual Report on Form 10-K	Year ended June 30, 2003
Quarterly Report on Form 10-Q	Quarter ended September 30, 2003
Current Reports on Form 8-K

Filed on July 16, 2003, July 22, 2003, July 28,
2003, September 3, 2003, October 21, 2003,
November 6, 2003, November 12, 2003
and December 23, 2003 (other than those
portions provided under Items 9 and 12
of Form 8-K)

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning First Place at the following addresses:

First Place Financial Corp.

185 East Market Street

Warren, OH 44481-1102

Attention: J. Craig Carr

(330) 373-1221

To obtain timely delivery, you should request desired information no later than five business days prior to the date of the special meeting, or by                     , 2004.

You should rely only on the information contained or incorporated by reference in this document. First Place has not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, First Place is not making an offer to sell or soliciting an offer to buy any securities other than the First Place common stock to be issued by First Place in the merger, and neither First Place nor Franklin is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

Report of Independent Certified Public Accountant

Board of Directors and Stockholders

Franklin Bancorp, Inc.

We have reviewed the accompanying consolidated statement of financial condition of Franklin Bancorp, Inc. and subsidiary as of September 30, 2003, and the related consolidated statements of operations and comprehensive income for the three and nine month periods ended September 30, 2003 and 2002 and consolidated statements of shareholders’ equity and cash flows for the nine month period ended September 30, 2003. These interim financial statements are the responsibility of the company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Southfield, Michigan

October 22, 2003

Consolidated Statements of Financial Condition

	At
	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Cash and due from banks	$21,494,754	$18,171,153
Interest-earning deposits	783,107	3,580,028
Time deposits with Federal Home Loan Bank	31,570,621	9,050,162

Cash and cash equivalents	53,848,482	30,801,343
Securities available for sale	112,315,199	149,836,544
Federal Home Loan Bank stock, at cost	5,946,700	5,868,900
Federal Reserve Bank stock, at cost	932,750	1,541,500
Loans	336,087,199	333,345,726
Allowance for loan losses	(4,466,450)	(5,926,813)

Net loans	331,620,749	327,418,913
Real estate owned	1,905,835	2,004,449
Premises and equipment, net	3,304,218	3,026,171
Bank Owned Life Insurance (BOLI)	11,009,463	9,799,009
Other assets	7,500,647	12,181,487

Total assets	$528,384,043	$542,478,316

Liabilities and shareholders’ equity
Deposits	$416,713,944	$429,129,830
Borrowings	65,000,000	65,000,000
Other liabilities	1,822,066	2,706,791

Total liabilities	483,536,010	496,836,621
Shareholders’ equity:
Common stock – no par value; stated value $1 per share; authorized 6,000,000 shares, issued and outstanding 3,718,870 shares (3,647,593 shares at December 31, 2002)	3,718,870	3,647,593
Additional paid in capital	27,783,381	27,154,384
Retained earnings	11,906,191	12,413,704
Accumulated other comprehensive income	1,439,591	2,426,014

Total shareholders’ equity	44,848,033	45,641,695

Total liabilities and shareholders’ equity	$528,384,043	$542,478,316

See Notes to Consolidated Financial Statements

Consolidated Statements of Income (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Interest income
Interest on loans	$5,191,672	$6,357,729	$16,474,418	$19,051,026
Interest on securities	636,166	1,389,756	2,460,913	4,683,824
Other interest and dividends	634,241	677,330	1,847,405	1,841,228

Total interest income	6,462,079	8,424,815	20,782,736	25,576,078
Interest expense
Interest on deposits	719,052	1,255,225	2,471,101	3,745,267
Interest on other borrowings	728,723	729,103	2,167,470	2,230,331

Total interest expense	1,447,775	1,984,328	4,638,571	5,975,598

Net interest income	5,014,304	6,440,487	16,144,164	19,600,480
Provision for loan losses	1,025,653	300,000	2,276,959	1,275,000

Net interest income after provision for loan losses	3,988,651	6,140,487	13,867,205	18,325,480
Non-interest income
Deposit account service charges	777,566	814,187	2,302,780	2,392,713
Net gain on sale of securities	—	327,948	455,511	648,356
Net (loss) on sale of other assets	—	(40,000)	—	(41,602)
Other	376,156	420,978	1,165,687	1,246,647

Total non-interest income	1,153,722	1,523,113	3,923,978	4,246,114
Non-interest expense
Compensation and benefits	2,314,687	2,389,274	7,095,143	7,117,177
Severance compensation	2,637	69,516	2,977,539	199,835
Occupancy and equipment	836,998	805,591	2,440,218	2,390,538
Defaulted loan expense	179,649	214,149	638,150	446,380
Other	1,356,105	2,010,821	4,260,537	4,734,472

Total non-interest expense	4,690,076	5,489,351	17,411,587	14,888,402

Income before Federal income tax provision	452,296	2,174,249	379,596	7,683,192
Federal income tax provision	25,132	502,646	3,335	1,900,145

Net income before preferred stock dividends	427,164	1,671,603	376,261	5,783,047
Preferred stock dividend of subsidiary	—	450,225	—	1,350,675

Net income	$427,164	$1,221,378	$376,261	$4,432,372

Net income per common share
Average common shares outstanding
Basic	3,709,083	3,635,331	3,687,546	3,629,075
Diluted	3,794,077	3,774,348	3,769,369	3,769,934
Net income per common share
Basic	$0.12	$0.34	$0.10	$1.22
Diluted	$0.11	$0.32	$0.10	$1.18

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income/(Loss) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income	$427,164	$1,221,378	$376,261	$4,432,372
Other comprehensive income/(loss), net of tax
Unrealized gains/(losses) on securities:
Unrealized holding gains/(losses) arising during the period	(847,482)	1,126,002	(685,786)	2,303,100
Less: reclassification adjustment for gains included in net income	—	327,948	300,637	648,356

Other comprehensive income/(loss)	(847,482)	798,054	(986,423)	1,654,744

Comprehensive income/(loss)	$(420,318)	$2,019,432	$(610,162)	$6,087,116

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity (unaudited)

	Nine Months Ended September 30,
	2003	2002
Common Stock
Balance at beginning of period	$3,647,593	$3,607,542
Exercise of options	71,277	28,789

Balance at end of period	3,718,870	3,636,331

Additional Paid in Capital
Balance at beginning of period	27,154,384	27,839,246
Exercise of options	628,997	405,864

Balance at end of period	27,783,381	28,245,110

Retained Earnings
Balance at beginning of period	12,413,704	9,722,876
Net income	376,261	4,432,372
Cash dividend on common stock ($.24 per share in 2003)	(883,774)	(833,712)

Balance at end of period	11,906,191	13,321,536

Accumulated Other Comprehensive (Loss) Income
Balance at beginning of period	2,426,014	1,009,795
Change in accumulated other comprehensive income/(loss)	(986,423)	1,654,744

Balance at end of period	1,439,591	2,664,539

Total Shareholders’ Equity	$44,848,033	$47,867,516

Consolidated Statements of Cash Flows (unaudited)

	September 30,
	2003	2002
Cash flows from operating activities
Net income	$376,261	$4,432,372
Adjustments to reconcile net income to cash provided by operating activities:
Provision for loan losses	2,276,959	1,275,000
Depreciation and amortization	897,551	861,598
Realized gain on sale of securities, net and other assets	(455,511)	(689,959)
Increase in cash surrender value of life insurance	(380,455)	(454,192)
Net deferral of loan origination costs/fees	29,856	60,632
Decrease in accrued interest receivable	714,643	426,800
Amortization and accretion on securities	913,948	(577,030)
Decrease in prepaid expenses and other assets	3,999,306	2,023,142
Decrease in accrued interest payable, deferred taxes and other liabilities	(884,726)	(318,351)

Total adjustments	7,111,571	2,607,640

Net cash provided by operating activities	7,487,832	7,040,012

Cash flows from investment activities
Purchase of securities available for sale	(30,836,248)	(46,671,223)
Proceeds from sales of securities available for sale	5,192,400	27,874,409
Proceeds from maturities and paydowns of securities available for sale	61,670,914	23,148,073
Increase in loans	(8,343,382)	(10,999,884)
(Purchase) sale of Federal Reserve Bank/Federal Home Loan Bank stock	530,950	(19,500)
Purchase of cash value life insurance	(830,000)	—
Proceeds from the sale of real estate owned	1,949,656	462,557
Capital expenditures	(1,175,598)	(694,644)

Net cash provided by investment activities	28,158,692	(6,900,212)

Cash flows from financing activities
Net (decrease)/increase in deposits	(12,415,886)	34,304,628
Decrease in short term borrowings and subordinated capital notes	—	(14,605,696)
Exercise of common stock options	700,274	434,653
Cash dividends paid on common stock	(883,773)	(833,712)

Net cash (used in)/provided by financing activities	(12,599,385)	19,299,873

Net increase in cash and cash equivalents	23,047,139	19,439,673

Beginning cash and cash equivalents	30,801,343	24,456,994

Ending cash and cash equivalents	$53,848,482	$43,896,667

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$4,697,222	$6,001,413
Federal income taxes	—	1,927,839
Non-cash investing and financing activities:
Transfer from loans to real estate owned (net)	1,834,731	2,086,302

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements (unaudited)

1. Basis of Presentation and Significant Accounting Policies:

The accompanying consolidated financial statements of Franklin have been prepared in accordance with the instructions for interim financial statements. Accordingly, they do not include all information and footnotes necessary for a fair presentation of consolidated financial condition, results of operations and cash flows in conformity with GAAP. The statements do, however, include all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the interim periods.

Users of the interim financial statements should read the accompanying audited financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2002 and for the year then ended.

The results of operations for the three month or the nine month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ended December 31, 2003.

The Consolidated Statement of Financial Condition as of December 31, 2002 has been derived from the audited Consolidated Statement of Financial Condition as of that date.

Stock Options

At September 30, 2003, Franklin had two stock-based employee compensation plans and two stock based director compensation plans. Franklin accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation is reflected in net income, as all options granted under those plans have an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Franklin did not grant options on shares during the quarter ended September 30, 2003. If Franklin had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, the effect on net income per share of stock-based employee compensation was less than $.01 per share in each of the periods presented.

Recent Accounting Pronouncements

In April 2003 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition to conform to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003. It is not expected that the provisions of Statement No. 149 will have a material impact on the financial position or results of operations of Franklin.

In May 2003, the FASB issued SFAS No. 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. It is not expected that provisions of Statement No. 150 will have a material impact on the financial position or results of operations of Franklin.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

Note 2. Earnings Per Share:

Net income per share is computed based on the weighted-average number of shares outstanding, including the dilutive effect of stock options, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Numerator
Net income	$427,164	$1,221,378	$376,261	$4,432,372
Numerator for basic and diluted earnings per share - Income available for common shareholders	427,164	$1,221,378	$376,261	$4,432,372

Denominator
Denominator for basic earnings per share - weighted average share outstanding	3,709,083	3,635,331	3,687,546	3,629,075
Employee stock options	84,994	139,017	81,823	140,859
Denominator for diluted earnings per share - adjusted weighted average share outstanding	3,794,077	3,774,348	3,769,369	3,769,934
Basic earnings per share	$0.12	$0.34	$0.10	$1.22
Diluted earnings per share	0.11	0.32	0.10	1.18

Note 3. Loans, Nonperforming Assets and Allowance for Loan Losses:

The following table summarizes changes in the allowance for loan and lease losses arising from loans being charged off, recoveries on loans which had previously been charged off, and the provision for loan losses.

	Nine Months Ended September 30,
	2003	2002
Balance at beginning of period	$5,926,813	$4,863,948
Provision for loan losses	2,276,959	1,275,000
Charge-offs
Commercial	1,346,371	722,561
Commercial mortgage	2,656,641	—
Consumer	1,219,574	1,343,446
Residential mortgage	432,971	—
Overdraft	35,887	58,686
Lease financing	—	68,334

Total charge-offs	5,691,443	2,193,027
Recoveries
Commercial	568,854	129,648
Commercial mortgage	473,819	—
Consumer	815,432	770,039
Residential mortgage	12,000	—
Overdraft	28,884	15,341
Lease financing	55,132	197,587

Total recoveries	1,954,121	1,112,615

Net charge-offs	3,737,322	1,080,412

Balance at end of period	$4,466,450	$5,058,536

Allowance as a percentage of
Loans	1.33%	1.52%
Nonperforming loans	136.54%	90.00%
Nonperforming assets	85.40%	64.44%
Net charge-offs (annualized)	89.63%	351.15%
Net charge-offs to average loans outstanding (annualized)	1.60%	0.45%

Notes to Consolidated Financial Statements (unaudited)—(Continued)

Note 3. Loans, Nonperforming Assets and Allowance for Loan Losses:

The following table summarizes the non-performing loans and assets arising from loans on non-accrual status, loans being deemed to be non-performing and real estate assets acquired in satisfaction of debt that Franklin Bank currently owns:

NONPERFORMING ASSETS ANALYSIS

	At
	September 30, 2003	December 31, 2002	September 30, 2002
Nonaccrual loans
Commercial	$1,029,700	$338,547	$2,364,036
Commercial mortgage	1,441,493	3,104,793	2,329,761
Residential mortgage	599,987	1,313,654	834,766
Consumer	200,020	75,993	91,872

Total nonaccrual loans	3,271,200	4,832,987	5,620,435

Real estate owned
Commercial mortgage	1,130,835	540,326	636,475
Residential mortgage	775,000	1,464,123	101,678

Total real estate owned	1,905,835	2,004,449	738,153
Real estate in redemption	53,265	485,534	1,491,429

Total nonperforming assets	$5,230,300	$7,322,970	$7,850,017

The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as a valuation allowance and in gain or loss on sale of real estate owned.

Report of Independent Certified Public Accountants

Board of Directors and Shareholders – Franklin Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Franklin Bancorp, Inc. and its wholly-owned subsidiary Franklin Bank, N.A., as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Bancorp, Inc. and its wholly owned subsidiary, Franklin Bank, N.A., as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Southfield, Michigan

January 23, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		At December 31,
	Notes	2002	2001
Assets
Cash and due from banks		$18,171,153	$20,375,185
Interest-earning deposits		3,580,028	4,048,853
Time deposits with Federal Home Loan Bank		9,050,162	32,956

Cash and cash equivalents		30,801,343	24,456,994
Securities available for sale	3	149,836,544	158,823,098
Federal Home Loan Bank stock, at cost		5,868,900	5,868,900
Federal Reserve Bank stock, at cost		1,541,500	1,519,100
Loans		333,345,726	325,324,998
Allowance for loan losses		(5,926,813)	(4,863,948)

Net loans	2,5,10,12	327,418,913	320,461,050
Accrued interest receivable		3,075,368	3,273,087
Real estate owned		2,004,449	564,235
Premises and equipment, net	7	3,026,171	3,152,962
Cash value life insurance		9,799,009	10,018,357
Prepaid expenses and other assets	8	9,106,119	4,421,051

Total assets		$542,478,316	$532,558,834

Liabilities, preferred stock of subsidiary and shareholders’ equity
Deposits	4	$429,129,830	$389,358,249
Borrowings	5	65,000,000	79,605,696
Accrued interest payable		260,275	279,811
Other liabilities		2,446,516	1,635,221

Total liabilities		496,836,621	470,878,977
Commitments and contingencies	12
Preferred stock of subsidiary	1	—	19,500,398
Shareholders’ equity	6,9
Common stock - no par; stated value $1 authorized 6,000,000 shares, issued and outstanding 3,647,593 and 3,607,542 shares at December 31, 2002 and 2001, respectively		3,647,593	3,607,542
Additional paid-in capital		27,154,384	27,839,246
Retained earnings		12,413,704	9,722,876
Accumulated other comprehensive income		2,426,014	1,009,795

Total shareholders’ equity		45,641,695	42,179,459

Total liabilities, preferred stock of subsidiary and shareholders’ equity		$542,478,316	$532,558,834

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

		Years Ended December 31,
	Notes	2002	2001	2000
Interest income
Interest on loans		$25,147,191	$28,664,587	$28,343,960
Interest on securities		5,856,111	7,373,257	8,969,793
Other interest and dividends		2,553,531	2,771,627	3,475,686

Total interest income		33,556,833	38,809,471	40,789,439

Interest expense
Interest on deposits	4	4,951,123	7,237,936	7,497,017
Interest on other borrowings	5	2,959,471	3,299,197	5,199,702

Total interest expense		7,910,594	10,537,133	12,696,719

Net interest income		25,646,239	28,272,338	28,092,720
Provision for loan losses	2	3,809,760	1,858,500	3,693,371

Net interest income after provision for loan losses		21,836,479	26,413,838	24,399,349

Non-interest income
Deposit account service charges		3,222,270	3,594,836	3,688,918
Loan fees		536,999	325,032	287,756
Net gain on sale of securities		648,357	1,143,587
Net loss on sale of other assets		(191,897)	(58,843)	(506,428)
Increase in cash value of and proceeds from life insurance		2,331,772	18,357
Other		479,574	690,705	618,987

Total non-interest income		7,027,075	5,713,674	4,089,233

Non-interest expenses
Compensation and benefits		9,584,065	9,773,879	11,238,807
Severance compensation		2,489,519	708,047	3,072,337
Occupancy and equipment		3,217,045	3,332,432	3,352,895
Advertising		609,690	798,619	862,498
Federal insurance premiums		69,237	186,318	201,328
Defaulted loan expense		778,223	400,720	1,004,453
Communication expense		594,277	585,340	599,429
Outside services		2,913,156	2,199,226	2,549,574
Merger expense			67,192	1,141,354
Other		2,388,858	2,074,904	2,692,106

Total non-interest expenses		22,644,070	20,126,677	26,714,781

Income before provision (benefit) for federal income taxes		6,219,484	12,000,835	1,773,801
Provision (benefit) for federal income taxes	8	603,137	3,360,066	(144,497)

Net income before preferred stock dividends		5,616,347	8,640,769	1,918,298
Preferred stock dividends of subsidiary		1,800,900	1,800,900	1,800,900

Net income		$3,815,447	$6,839,869	$117,398

Income per common share
Basic		$1.05	$1.92	$0.03
Diluted		$1.01	$1.86	$0.03

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Comprehensive Income

	Years ended December 31,
	2002	2001	2000
Net Income	$3,815,447	$6,839,869	$117,398
Other comprehensive income net of tax:
Unrealized gains on securities:
Unrealized holding gains arising during period	1,844,135	1,369,433	2,792,054
Less reclassification adjustment for gains included in net income	427,916	754,767	—

Other comprehensive income	1,416,219	614,666	2,792,054

Comprehensive income	$5,231,666	$7,454,535	$2,909,452

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total Shareholders’ Equity
Balances at January 1, 2000	$3,509,537	$27,201,083	$4,752,606	$(2,396,925)	$33,066,301
Net income	—	—	117,398	—	117,398
Cash dividends on common stock ($0.28 per share)	—	—	(988,593)	—	(988,593)
Exercise of options	43,013	258,293	—	—	301,306
Change in accumulated other comprehensive income	—	—	—	2,792,054	2,792,054

Balances at December 31, 2000	3,552,550	27,459,376	3,881,411	395,129	35,288,466
Net income	—	—	6,839,869	—	6,839,869
Cash dividends on common stock ($0.28 per share)	—	—	(998,404)	—	(998,404)
Exercise of options	54,992	379,870	—	—	434,862
Change in accumulated other comprehensive income	—	—	—	614,666	614,666

Balances at December 31, 2001	3,607,542	27,839,246	9,722,876	1,009,795	42,179,459
Net income	—	—	3,815,447	—	3,815,447
Cash dividends on common stock ($0.32 per share)	—	—	(1,124,619)	—	(1,124,619)
Exercise of options	40,051	439,757			479,808
Tax benefit on non-qualified stock options	—	74,983	—	—	74,983
Initial issuance costs of Franklin Finance preferred stock	—	(1,199,602)	—	—	(1,199,602)
Change in accumulated other comprehensive income	—	—	—	1,416,219	1,416,219

Balances at December 31, 2002	$3,647,593	$27,154,384	$12,413,704	$2,426,014	$45,641,695

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net income	$3,815,447	$6,839,869	$117,398
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	3,809,760	1,858,500	3,693,371
Depreciation and amortization	1,157,721	1,342,882	1,547,696
Increase in cash value of life insurance	(611,625)	(18,357)	—
Gain on redemption of life insurance	(1,720,147)	—	—
(Gain)/loss on sale of available for sale securities and other assets	(456,460)	(1,084,744)	506,428
Net deferral of loan origination costs/(fees)	46,216	(386,250)	250,525
Amortization/(accretion) on securities	950,189	(1,190,768)	674,935
Decrease in accrued interest receivable	197,719	855,019	58,923
Increase in prepaid expenses and other assets	(4,929,101)	(884,401)	(748,766)
Increase/(decrease) in accrued interest payable, deferred taxes and other liabilities	791,759	(1,022,494)	1,744,126

Total adjustments	(763,968)	(530,613)	7,727,238

Net cash provided by operating activities	3,051,479	6,309,256	7,844,636

Cash flows from investing activities
Purchases of securities available for sale	(49,668,362)	(149,287,216)	(6,835,706)
Proceeds from sales of securities available for sale	26,970,258	111,620,470	—
Proceeds from maturities and paydowns of securities available for sale	33,528,612	46,112,188	46,259,231
Net increase in loans	(13,510,972)	(10,247,400)	(45,229,120)
Proceeds from the sale of real estate owned	579,487	982,223	2,874,002
Capital expenditures	(1,030,930)	(622,525)	(1,132,255)
Proceeds from (purchase of) cash value life insurance	2,551,120	(10,000,000)	—
Purchase of Federal Reserve Bank stock	(22,400)	(210,550)	(20,000)

Net cash used in investing activities	(603,187)	(11,652,810)	(4,083,848)

Cash flows from financing activities
Net increase/(decrease) in deposits	39,771,581	1,439,664	(12,446,851)
(Decrease)/increase in short term borrowings	(14,605,696)	(2,720,405)	27,280,524
Repayment of subordinated debenture	—	—	(7,475,000)
Redemption of preferred stock	(20,700,000)	—	—
Cash dividends paid on common stock	(1,124,619)	(998,404)	(988,593)
Exercise of common stock options	554,791	434,862	301,306

Net cash provided by/(used in) financing activities	3,896,057	(1,844,283)	6,671,386

Net increase/(decrease) in cash and cash equivalents	6,344,349	(7,187,837)	10,432,174

Beginning cash and equivalents	24,456,994	31,644,831	21,212,657

Ending cash and equivalents	$30,801,343	$24,456,994	$31,644,831

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$7,930,130	$10,559,583	$7,615,422
Federal income taxes	2,475,000	3,280,000	1,164,087
Non-cash investing and financing activities
Transfer from loans to real estate owned (net)	2,697,132	486,735	1,019,700

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Effective at the close of business on October 23, 2002, Franklin Bank, N.A. (the “Bank”) was reorganized and Franklin Bancorp, Inc. (“Bancorp” or the “Corporation”) was formed. All of the outstanding common shares of the Bank were exchanged on a one for one basis for the common shares of Bancorp to create a one bank holding company. As control did not change, this transaction was accounted for at historical cost, therefore there was not a significant effect on the comparability of the financial statements presented. Franklin Bank, N.A. is a nationally chartered commercial bank, and a member of the Federal Reserve Bank (“FRB”) System and the Federal Home Loan Bank (“FHLB”) System. As a member of these systems, the Bank maintains a required investment in capital stock of the FRB of Chicago and the FHLB of Indianapolis.

Deposits are insured by the Savings Association Insurance Fund (“SAIF”) within certain limitations, as administered by the Federal Deposit Insurance Corporation (“FDIC”). The Bank operates three branches along with its main office branch in the communities of Southfield, Birmingham, Grosse Pointe Woods, Michigan and in 2003, Troy. The Bank is engaged in the business of commercial and retail banking. The majority of the Bank’s income is derived from commercial and to a lesser extent retail business lending activities and investments.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements consist of the accounts of Bancorp and its wholly-owned subsidiary Franklin Bank, N.A. and its wholly owned subsidiary, Franklin Finance Corporation. Significant intercompany balances and transactions have been eliminated.

PREFERRED STOCK OF SUBSIDIARY

Franklin Finance Corporation (“the Company”), a wholly owned subsidiary of Franklin Bank, N.A. issued 2,070,000 shares of 8.70% Noncumulative Exchangeable Preferred Stock, Series A (“Series A Preferred Shares”), with a liquidation preference of $10 per share. The Company is a real estate investment trust established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on Series A Preferred Shares were non-cumulative and were payable quarterly in arrears. The Series A Preferred Shares were treated as regulatory Capital for the Bank. On December 22, 2002, the Series A Preferred Shares were redeemed for cash at a redemption price of $10 per share, plus accrued and unpaid dividends, thereon. The Board of Directors of the Company approved this dissolution and liquidation of the Company effective as of December 31, 2002.

SECURITIES

The Bank classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which management has the positive intent and the Bank has the ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those which the Bank may decide to sell if needed for liquidity, asset/liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of other comprehensive income or loss. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains or losses included in earnings. There were no securities classified as trading or held to maturity at December 31, 2002 or 2001.

Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income is adjusted by amortization of purchase premium or discount and are included in income.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans, for which management has the intent and the Bank has the ability to hold for the foreseeable future, until maturity or payoff, are reported at their outstanding, unpaid principal balances, reduced by any charge-offs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or specific valuation accounts and net of any deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans. Loans held for sale are reported at the lower of cost or fair value.

On an ongoing basis, the Bank’s loan portfolio is reviewed and analyzed as to credit risk, performance, collateral value and quality. The allowance for loan losses is maintained at a level believed to be adequate by management to provide for probable loan losses inherent in the loan portfolio. Management’s judgment as to the adequacy of the allowance, including the allocated and unallocated elements, is a result of ongoing review of larger individual loans, the overall risk characteristics of the smaller homogeneous loans, the level of non-performing assets, historical net charge-offs and the impact of prevailing economic conditions. Loans are charged-off to the extent they are deemed to be uncollectible.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and recognized as income when received. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Fees received for originating loans for other institutions are recognized as income when the services are performed.

REAL ESTATE OWNED

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the new cost basis or the new fair value. Revenue and expenses from operations are included in defaulted loan expense, and additions to the valuation allowance are included in other expense.

PREMISES AND EQUIPMENT

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated lives of the assets. The service lives are 30 years for building, three to seven years for furniture and equipment and the lesser of the lease terms or useful life (three to ten years) for leasehold improvements.

CASH SURRENDER VALUE OF LIFE INSURANCE

During 2001, the Bank purchased life insurance policies on key members of management. In the event of death of one of these individuals, the Bank would receive a specified cash payment equal to the face value of the policy. Such policies are recorded at their cash surrender value. Increases in cash surrender value are reported as income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STATEMENTS OF CASH FLOWS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition caption “Cash and cash equivalents.” These items have original maturities of ninety days or less.

STOCK OPTIONS

At December 31, 2002, the Corporation has two stock-based employee compensation plans and two stocked based director compensation plans, which are described more fully in Note 9. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans has an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earning (loss) per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, to stock-based employee compensation.

	Years Ended December 31,
	2002	2001	2000
Net income, as reported	$3,815,447	$6,839,869	$117,398
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	20,608	116,936	283,462

Pro forma net income (loss)	$3,794,839	$6,722,933	$(166,064)

Earnings (loss) per share
Basic – as reported	$1.05	$1.92	$.03
Basic – pro forma	1.04	1.83	(.05)

Diluted – as reported	$1.01	$1.86	$.03
Diluted – pro forma	1.01	1.83	(.05)

INCOME PER COMMON SHARE

Basic income per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared income of the entity.

COMPREHENSIVE INCOME

Comprehensive income is the sum of net income plus the change in net unrealized gains, net of deferred taxes, on investment securities available for sale.

INCOME TAXES

The Corporation records income tax expense based on the amount of taxes due on its return plus changes in deferred taxes, computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are more susceptible to change in the near term include the allowance for loan loss and the fair value of securities available for sale.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria defined in APB Opinion No. 30 which are that the extent or transaction is both unusual in nature and infrequent in occurrence. Events considered unusual should have a high degree of abnormality and be clearly unrelated to the Corporation’s normal operations and infrequency is defined as not expected to recur in the foreseeable future. It is not expected that provisions of SFAS No. 145 will have a material impact on the financial position or results of operations of the Corporation.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The Corporation is currently evaluating the effects of adopting this statement and cannot predict whether or not its provisions will have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The impact of adoption is not expected to have a significant impact on the Corporation’s financial reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. LOANS

	At December 31,
	2002	2001
Loans held for investment
Real estate
Single family mortgage	$11,256,265	$18,279,736
Home equity	5,449,350	6,284,464
Commercial mortgage	188,394,330	169,993,987
Construction	38,888,679	44,675,661
Consumer	24,512,016	27,378,008
Commercial	76,918,188	69,837,912
Lease financing	34,184	1,023,282

Total loans held for investment	345,453,012	337,473,050

Less
Undisbursed construction funds	12,777,497	12,817,418
Unamortized discounts on purchased loans	150,624	159,626
Unamortized discounts on lease financing	1,220	39,280
Unamortized net loan costs	(822,055)	(868,272)

Loans held for investment	333,345,726	325,324,998
Allowance for loan losses	5,926,813	4,863,948

Net loans	$327,418,913	$320,461,050

ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,
	2002	2001	2000
Balance at beginning of year	$4,863,948	$3,951,552	$3,584,301
Provision for loan losses	3,809,760	1,858,500	3,693,371

Charge-offs
Commercial	2,210,026	1,143,857	2,327,440
Residential	268,794	51,815	265,868
Consumer	1,650,631	847,638	667,646
Lease financing	68,334	175,917	1,055,030
Overdrafts	104,424	124,043	142,506

Total charge-offs	4,302,209	2,343,270	4,458,490

Recoveries
Commercial	225,928	303,232	99,587
Residential		148	39,980
Consumer	1,053,712	558,100	114,464
Lease financing	240,415	417,138	835,769
Overdrafts	35,259	118,548	42,570

Total recoveries	1,555,314	1,397,166	1,132,370

Net charge-offs	2,746,895	946,104	3,326,120

Balance at end of year	$5,926,813	$4,863,948	$3,951,552

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002 and 2001, the balance of impaired loans was $4.8 million and $3.1 million, respectively. Of this amount, $1.4 million and $594,661 in impaired loans required no allowance for loan loss allocation at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001 the remaining impaired loans of $3.4 million and $2.5 million had $2.0 million and $298,272 of the allowance for loan losses allocated to them, respectively, although the entire allowance remains available for charge-offs of any loan.

The average balance of impaired loans for 2002 and 2001 was $1.5 million and $2.0 million, respectively. Contractual interest income due and recognized on impaired loans during 2002 was $285,000 and $10,800, respectively, with $341,000 due and $0 recognized on impaired loans in 2001. Non-accrual loans at December 31, 2002 and 2001 amounted to $4.8 million and $3.1 million respectively, and are included in impaired loans.

At December 31, 2001, the Bank serviced whole loans and participations sold to others totaling approximately $1 million; the Bank was not servicing loans for others at December 31, 2002.

A large percentage of the Bank’s portfolio of loans is comprised of loans collateralized by commercial or residential real estate, substantially all of which were located in southeastern Michigan.

Management believes the allowance for loan losses at December 31, 2002 and 2001 is adequate. However, changing economic conditions in the Bank’s lending area or future events impacting specific outstanding loans may result in adjustments to the allowance.

3. DEBT AND EQUITY SECURITIES

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale
December 31, 2002
Mortgage-backed securities	$66,165,358	$1,812,586	$—	$67,977,944
U.S. Government and agency securities	29,104,210	602,966	—	29,707,176
Tax-exempt municipal securities	8,757,475	243,702	—	9,001,177
Taxable municipal securities	1,000,000	—	—	1,000,000
Corporate bonds	41,133,723	1,089,039	72,515	42,150,247

Total	$146,160,766	$3,748,293	$72,515	$149,836,544

December 31, 2001
Mortgage-backed securities	$93,622,782	$892,389	$543,804	$93,971,367
U.S. Government and agency securities	23,403,866	1,019,967	—	24,423,833
Tax-exempt municipal securities	7,354,962	—	301,943	7,053,019
Corporate bonds	32,911,496	612,314	148,931	33,374,879

Total	$157,293,106	$2,524,670	$994,678	$158,823,098

Gross realized gains, losses and proceeds on sales of securities available for sale were:

	Years Ended December 31,
	2002	2001	2000
Gross realized gains on U.S. Government and agency securities	$341,182	$291,877	$—
Gross realized gains on mortgage-backed securities	307,175	468,325	—
Gross realized gains on corporate bonds	—	438,438	—
Gross realized losses on SBA pool	—	(55,053)	—
Gross proceeds from the sale of available for sale securities	26,970,258	111,620,470	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of available for sale securities at December 31, 2002 were as follows:

	Amortized Cost	Fair Value
Securities due within one year
Mortgage-backed securities	$28,831,920	$29,546,095
U.S. Government and agency securities	14,568,011	14,711,759
Corporate bonds	6,096,456	6,194,127
Tax-Exempt Municipals	1,277,659	1,289,829

	50,774,046	51,741,810
Securities due after one through five years
Mortgage-backed securities	22,992,220	24,003,413
U.S. Government and agency securities	13,589,449	13,899,167
Corporate bonds	14,762,863	15,424,048
Taxable Municipals	1,000,000	1,000,000

	52,344,532	54,326,628
Securities due after five through ten years
U.S. Government and agency securities	946,750	1,096,250
Corporate bonds	20,274,404	20,532,072
Tax-Exempt Municipals	2,474,495	2,543,094

	23,695,649	24,171,416
Securities due after ten years
Mortgage-backed securities	14,341,218	14,428,436
Tax-Exempt Municipals	5,005,321	5,168,254

	19,346,539	19,596,690

Total	$146,160,766	$149,836,544

At December 31, 2002 and 2001, securities of $83.5 million and $101.4 million, respectively, were pledged to secure public deposits.

4. DEPOSITS

	At December 31,
	2002	2001
Business checking	$180,011,082	$159,449,530
Personal checking	5,396,446	5,455,237
Statement savings	272,427	282,439
Variable rate accounts
Money funds	111,118,189	97,143,524
Money markets	54,247,085	50,087,934
Negotiable order of withdrawal accounts	19,897,678	17,923,095
Fixed rate certificates of deposit	58,186,923	59,016,490

Total	$429,129,830	$389,358,249

Time deposits issued in denominations of $100,000 or more at December 31, 2002 and 2001 totaled $21.0 million and $33.5 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed rate certificate of deposit at December 31, 2002 mature as follows:

2003	$39,101,820
2004	3,087,993
2005	9,335,477
2006	3,248,864
2007	3,138,001
Thereafter	274,768

Total	$58,186,923

Interest expense on deposits is summarized as follows:

	Years Ended December 31,
	2002	2001	2000
Statement savings	$2,808	$4,773	$7,637
Variable rate accounts
Money funds	1,276,799	1,713,112	2,368,980
Money markets	1,484,947	2,621,801	2,660,518
Negotiable order of withdrawal accounts	130,826	95,467	85,117
Fixed rate certificates	2,055,743	2,802,783	2,374,765

Total	$4,951,123	$7,237,936	$7,497,017

5. BORROWINGS

The Bank utilizes borrowings from the FHLB as well as securities sold under agreements to repurchase (repurchase agreements) to meet its borrowing needs. At December 31, 2002, the Bank had available additional borrowing capacity of up to $135.0 million, which would be collateralized by investment securities available for sale and performing first mortgage loans. At December 31, 2002 and 2001, investment securities and performing first mortgage loans of approximately $101.4 million and $132.9 million, respectively, were pledged to secure borrowings.

Borrowed Funds are summarized as follows:

Description	Maturity	Contract Interest Rate	Outstanding At December 31,
			2002	2001
FHLB Line of Credit	March 1, 2002	1.82% variable	$—	$14,605,696
FHLB Advance	February 23, 2004	5.50%	10,000,000	10,000,000
FHLB Advance	January 10, 2011	4.78%	20,000,000	20,000,000
FHLB Advance	January 11, 2011	4.15%	10,000,000	10,000,000
FHLB Advance	September 6, 2011	4.82%	10,000,000	10,000,000
FHLB Advance	September 12, 2011	2.99%	15,000,000	15,000,000

			$65,000,000	$79,605,696

Advances with contract maturity dates in 2011 are subject to quarterly repricing provisions prior to the stated maturity date.

The following table sets forth the maximum month-end balance, average daily balance, and weighted average interest rate of the FHLB advances and line of credit for the periods indicated:

	Years Ended December 31,
	2002	2001	2000
Maximum balance	$82,181,269	$79,605,696	$50,639,937
Average balance	65,528,135	51,805,602	20,464,208
Weighted average interest rate	4.43%	4.74%	6.61%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of repurchase agreements for the periods indicated:

	Years Ended December 31,
	2002	2001	2000
Maximum balance	$20,451,000	$46,993,075	$61,848,328
Average balance	3,133,395	16,491,525	52,218,702
Weighted average interest rate	1.82%	5.13%	6.41%

6. REGULATORY MATTERS

The Bank is required by law to maintain average cash reserve balances with the Federal Reserve Bank based on a percentage of deposits. At December 31, 2002 and 2001, these reserves totaled $3.4 million and $2.6 million, respectively.

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to Bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2002 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Corporation’s and the Bank’s actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following table. Due to limited activity at the Holding Company level, there are no significant differences between capital amounts and ratios of the Bank and the consolidated Corporation.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002
Total capital (to risk weighted assets)	$48,304	11.89%	$32,510	8.00%	$40,637	10.00%
Tier I capital (to risk weighted assets)	43,214	10.63	16,255	4.00	24,382	6.00
Tier I capital (to fourth quarter average assets)	43,214	7.55	22,896	4.00	28,620	5.00

As of December 31, 2001
Total capital (to risk weighted assets)	$60,001	15.49%	$30,988	8.00%	$38,735	10.00%
Tier I capital (to risk weighted assets)	55,137	14.23	15,499	4.00	23,248	6.00
Tier I capital (to fourth quarter average assets)	55,137	10.12	21,793	4.00	27,242	5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank is also subject to limitations under the Federal Reserve Act on the amount of loans or advances that can be extended to the Corporation and dividends that can be paid to the Corporation. Loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis. Generally, approval is needed if total dividends declared in any calendar year exceed the retained “net profit” (as defined in the Federal Reserve Act) of that year plus the retained “net profit” of the preceding two years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. The amount of retained “net profit” is approximately $8.1 million at January 1, 2003.

7. PREMISES AND EQUIPMENT

	At December 31,
	2002	2001
Land and land improvements	$200,000	$200,000
Building	583,337	583,337
Furniture, fixtures and equipment	11,832,452	10,896,096
Leasehold improvements	2,494,572	2,419,114

Total	15,110,361	14,098,547
Less accumulated depreciation and amortization	(12,084,190)	(10,945,585)

Premises and equipment, net	$3,026,171	$3,152,962

8. FEDERAL INCOME TAXES

The following is a summary of the provision for federal income taxes:

	Years Ended December 31,
	2002	2001	2000
Current expense	$1,003,270	$3,549,584	$658,301
Deferred expense/(benefit)	(400,133)	(189,518)	(802,798)

Total	$603,137	$3,360,066	$(144,497)

A reconciliation of the statutory rate to the effective rate is shown below:

	Years Ended December 31,
	2002	2001	2000
Provision computed at statutory rate	$1,502,319	$3,467,978	$(9,214)
Tax exempt interest	(99,272)	(100,114)	(61,024)
Affordable housing credit	(125,740)	(125,740)	(125,740)
Bank owned life insurance	(778,680)	—	—
Other, net	104,510	117,942	51,481

Total	$603,137	$3,360,066	$(144,497)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred liabilities are presented below:

	At December 31,
	2002	2001
Deferred tax assets
Allowance for loan losses	$2,015,117	$1,653,742
Non-accrual loan interest	96,794	115,868
Gain on sale of real estate owned	149,080	87,550
Premises and equipment	288,353	132,400
Other	15,528	21,536

Total deferred tax assets	2,564,872	2,011,096
Deferred tax liabilities
Unrealized gain on securities	1,249,765	520,198
Affordable housing	42,710	26,496
Net deferred loan fees	310,926	295,213
Other	145,375	23,659

Total deferred tax liabilities	1,748,776	865,566

Net deferred tax assets	$816,096	$1,145,530

The above amounts are included in prepaid expenses and other assets and other liabilities on the consolidated statements of financial condition.

9. STOCK OPTIONS AND EMPLOYEE STOCK OWNERSHIP PLAN

In 1986 and 1994, shareholders approved the adoption of two separate stock option plans for certain key executives and two separate stock option plans for non-employee directors of the Bank, (collectively, “the Plans”). As part of the consummation of the reorganization discussed in Note 1, the Bank’s stock option plans were assumed by the Corporation. In 1998, the shareholders approved a modification to both of these plans.

The Key Executive Plans authorize the grant of 364,400 common shares, while the Directors’ Plan provides for the grant of up to 115,000 common shares. Grants made under the Plans are subject to certain anti-dilution provisions. If an option expires or terminates for any reason without having been fully exercised, unexercised portions of the options are available for further grant under the Plans.

Committees selected by the Board of Directors administer the Plans. Subject to the eligibility and other limitations of the Directors’ Plan, the Committees are authorized to make grants under the Plans and otherwise administer the Plans. The Committees may determine the term of each option (not to exceed 10 years from the date of grant), the date on which each option shall be granted and the other relevant provisions of each option agreement.

The Financial Accounting Standards Board issued Statement No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”) for transactions entered into during 1996 and thereafter. The Statement, which was amended by SFAS No. 148, establishes a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statements allow companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS Nos. 123 and 148. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: dividend yield of 3%; expected volatility of 30.4% and 30.4%; risk-free interest rates of approximately 5.5% and 5.9%; and expected lives of 10 years. The result being the fair value per option of $6.06 and $2.61. There were no options granted in 2002 and therefore no valuation was performed.

The following table summarizes stock options by plan at December 31, 2002. All information presented in this footnote with respect to stock options has been adjusted for the effects of all stock dividends.

	Exercise Price Per Share
	Number of Shares Outstanding	Range	Weighted Average	Number of Shares Exercisable
Key Executives’ 1986 Plan	2,586	$2.20	$2.20	2,586
Directors’ 1986 Plan	25,327	2.93-8.78	6.78	25,327
Key Executives’ 1994 Plan	71,264	8.14-11.18	8.83	71,264
Key Executives’ 1994 Plan	191,567	12.57-18.70	13.72	173,677
Directors’ 1994 Plan	39,906	6.99	6.99	39,906
Directors’ 1998 Plan	30,000	16.63	16.63	30,000

Balance at December 31, 2002	360,650	$2.20-18.70	$11.68	342,760

The following is a summary of stock option activity for each of the three years in the period ended December 31, 2002.

	Weighted Average Exercise Price	Price Per Share	Number of Options
Outstanding - January 1, 2000	$10.04	$2.20-16.63	421,232
Additions of options - Key Executives’ 1994 Plan	11.02	9.21-12.65	20,000
Additions of options - Directors’ 1998 Plan	16.63	16.63	5,000
Exercised in 2000	6.98	2.20-8.78	(43,013)
Expired in 2000	8.78	8.78	(545)
Forefeited in 2000	12.29	11.18-13.20	(29,198)

Outstanding - December 31, 2000	10.15	2.20-16.63	373,476
Additions of options - Key Executives’ 1994 Plan	15.42	9.69-18.70	82,352
Additions of options - Directors’ 1998 Plan	16.63	16.63	16,000
Exercised in 2001	7.93	2.20-13.89	(54,992)

Outstanding - December 31, 2001	11.74	2.20-18.70	416,836
Exercised in 2002	11.98	2.20-13.89	(40,050)
Retired in 2002	12.52	6.99-18.70	(16,136)

Outstanding - December 31, 2002	$11.68	$2.20-18.70	360,650

The Corporation also has an Employee Stock Ownership Plan (“ESOP”). Cash contributions to the ESOP may be invested in either common or preferred stock of the Corporation, purchased in the open market. For the years ended December 31, 2002, 2001 and 2000, cash contributions of $95,295, $107,195 and $97,226, respectively, were made to the ESOP. The Corporation is not committed to predetermined ESOP contributions. The Board of Directors, as recommended by the ESOP Committee, must approve any further contributions to the ESOP.

The Corporation sponsors a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code. Substantially all full-time employees are covered under the Plan. The Corporation began

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributing to the Plan in 2001, an amount equal to 25 percent of employee’s gross earnings up to 8%of the employee’s compensation. The cost of the Plan amounted to $71,102 and $20,658 in 2002 and 2001, respectively.

10. TRANSACTIONS WITH RELATED PARTIES

The Bank has engaged two advertising agencies in which two Board of Director members have partial to full ownership interests. The Bank also engaged an employee benefit consulting firm of which the co-owner is also a board member. The Bank paid $586,218, $304,808 and $328,181, to these companies for the years ended December 31, 2002, 2001 and 2000, respectively.

One member of the Board of Directors whose firm in engaged in employee benefit consulting earned $202,500 in registered agent fees, related to the purchase of Bank owned Life Insurance in December, 2001.

Loan activity to officers of the Bank and their associates is summarized as follows:

	Years Ended December 31,
	2002	2001	2000
Balance, beginning of year	$6,888	$82,347	$108,855
Additions	34,542	15,300	27,442
Less: Principal payments and loans sold	41,430	90,759	53,950

Balance, end of year	$—	$6,888	$82,347

As of December 31, 2002 and 2001, there were no loans outstanding to Directors of the Corporation, the Bank or their associates.

11. FAIR VALUE OF FINANCIAL INVESTMENTS

The following disclosures of the fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”. The Corporation using available market information and appropriate valuation methodologies, has determined the fair value amounts. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the fair value amounts.

	At December 31,
	2002		2001
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$30,801	$30,801	$24,457	$24,457
Securities available for sale	149,837	149,837	158,823	158,823
Loans	327,419	336,410	325,325	332,607
Accrued interest receivable	3,075	3,075	3,273	3,273
FHLB and FRB stock	7,410	7,410	7,388	7,388

Liabilities
Demand deposits	370,943	370,943	330,342	330,342
Time deposits	58,187	59,291	59,016	59,464
Borrowings	65,000	65,217	79,606	79,606
Accrued interest payable	260	260	280	280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values were determined using the following assumptions:

Cash And Cash Equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Securities Available For Sale

For securities available for sale, fair values are based on quoted market prices or dealer quotes.

Loans

For certain homogeneous categories of loans, such as some residential mortgages, consumer loans, commercial real estate loans, etc., fair value is estimated by discounting the future cash flows over the life to maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. For those loans tied to a prime rate index, fair values approximate carrying values. Both the carrying value and fair value of loans receivable are shown net of the allowance for loan losses.

Accrued Interest Receivable and Payable

The carrying values of accrued interest receivable and payable approximate their fair values.

FHLB Stock and FRB Stock

The carrying values of the FHLB and FRB stock approximate fair value.

Demand Deposits and Time Deposits

The fair values of demand deposits, savings accounts and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the current rates for deposits of similar remaining maturities.

Borrowings

The fair value of borrowings is estimated using the current rates for borrowings of similar remaining maturities.

12. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

At December 31, 2002, 2001 and 2000 the Bank had outstanding loan commitments for loans that have either not been accepted by the borrower or not closed of approximately $21.0 million, $21.5 million, and $10.3 million, respectively. These include commitments for commercial business loans, residential mortgages and home equity loans.

Under loan agreements for transactions which had closed, the Bank had commitments to fund commercial lines of credit, of approximately $70.4 million, $53.5 million and $52.9 million at December 31, 2002, 2001 and 2000, respectively. The Bank had commitments to fund construction loans of approximately $5.9 million, $7.9 million and $12.8 million at December 31, 2002, 2001 and 2000, respectively. The Bank had commitments to fund home equity loans of approximately $4.6 million, $5.2 million and $6.7 million at December 31, 2002, 2001 and 2000, respectively. As certain commitments to make loans and fund lines of credit expire without being used, the amount does not necessarily represent future cash commitments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank leases four of its offices from non-affiliated entities for its headquarters in Southfield and three branch offices in Birmingham, Southfield, and Troy, its newest branch which opened in January 2003. Minimum rents under all non-cancelable leases are summarized as follows:

Year Ending December 31,
2003	$1,067,969
2004	1,093,098
2005	1,118,226
2006	1,143,354
2007	1,168,483
Thereafter	5,427,549

Total	$11,018,679

Rental expense for the years ended December 31, 2002, 2001 and 2000 totaled $1,000,584, $957,839, and $891,259, respectively.

As of December 31, 2002, a contingent liability exists of approximately $3 million through April 2004 relating to remaining officer severance arrangements.

The Bank is a defendant in lawsuits arising in the normal course of business. In the opinion of management the results of these lawsuits will not have a significant adverse effect on the Bank’s consolidated financial statements.

13. COMPUTATION OF PRIMARY AND FULLY DILUTED INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	Years Ended December 31,
	2002	2001	2000
Numerator
Net Income	$3,815,447	$6,839,869	$117,398

Denominator
Denominator for basic income per share - weighted average shares outstanding	3,632,268	3,569,608	3,534,625
Employee stock options	138,227	109,111	31,857

Denominator for diluted income per share - adjusted weighted average shares	3,770,495	3,678,719	3,566,482

Basic income per share	$1.05	$1.92	$0.03

Diluted income per share	$1.01	$1.86	$0.03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. PARENT COMPANY ONLY FINANCIAL INFORMATION

During the year ended December 31, 2002, Franklin Bancorp was formed. Following is condensed financial information as of and for the year ended December 31, 2002.

Condensed Balance Sheet
Cash	$962
Receivable from subsidiary	181,629
Investment in subsidiary	45,520,595

Total assets	$45,703,186

Shareholders’ Equity	$45,703,186

Condensed Statement of Income
Dividend Income from subsidiary	$472,723
Operating expenses	180,855

291,868
Income tax benefit	61,491
Undistributed earnings of subsidiary	3,462,088

Net income	$3,815,447

Condensed Statement of Cash Flows
Operating activities
Net income	$3,815,447
Adjustments to reconcile net income to cash provided by operating activities
Undistributed earnings of subsidiary	(3,462,088)
Increase in due from subsidiary	(181,629)

Net cash provided by operations	171,730
Financing Activities
Cash dividends paid on common stock	(290,906)
Exercise of common stock options	120,138

Cash and cash equivalents	$962

ANNEX I

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 10, 2003

BY AND BETWEEN

FIRST PLACE FINANCIAL CORP.

AND

FRANKLIN BANCORP, INC.

I-i

I-ii

I-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 10, 2003, is by and between First Place Financial Corp., a Delaware corporation (“First Place”), and Franklin Bancorp, Inc., a Michigan corporation (“Franklin”) (First Place and Franklin are sometimes collectively referred to herein as the “Parties”).

WHEREAS, the Boards of Directors of First Place and Franklin have determined that it is in the best interests of their respective companies and their stockholders to consummate the business combination, in the form of a merger, provided for herein in which Franklin will, subject to the terms and conditions set forth herein, merge with and into First Place (the “Merger”); and

WHEREAS, simultaneously with the execution and delivery of this Agreement and Plan of Merger (“Agreement”), First Place Bank, a federal savings association and a wholly owned subsidiary of First Place (the “Bank,” and sometimes referred to herein as the “Surviving Institution”), and Franklin Bank, N.A., a federally-chartered national bank and a wholly owned subsidiary of Franklin (“Franklin Bank”), will enter into a Plan of Merger (the “Bank Merger Agreement”) providing for the merger (the “Subsidiary Merger”) of Franklin Bank with and into the Bank, and it is intended that the Subsidiary Merger be consummated immediately following the consummation of the Merger; and

WHEREAS, the directors and executive officers of Franklin have on the date hereof entered into Voting Agreements with First Place, agreeing to vote for the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Michigan Business Corporation Act (the “MBCA”), at the Effective Time (as defined in Section 1.2 hereof), Franklin shall merge with and into First Place. First Place shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be “First Place Financial Corp.” Upon consummation of the Merger, the separate corporate existence of Franklin shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with appropriate authorities in the States of Delaware and Michigan (the “Authorities”) on the Closing Date (as defined in Section 9.1 hereof). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL, including Sections 259 and 261, and the MBCA, including Section 450.1724.

1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of First Place, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.5 Directors and Executive Officers of the Surviving Corporation. The directors of First Place prior to the Effective Time shall be the directors of First Place immediately after the Effective Time. The executive officers of First Place prior to the Effective Time shall be the executive officers of First Place immediately after the Effective Time, each of whom shall serve until such time as their successors shall be duly elected and qualified.

1.6 Tax Consequences. It is intended that the Merger and the Subsidiary Merger each constitute a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

1.7 Offices. After the Effective Time, the headquarters of the Surviving Corporation shall be at 185 East Market Street, Warren, Ohio 44481.

1.8 Additional Actions. If, at any time after the Effective Time, First Place shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in First Place its right, title or interest in, to or under any of the rights, properties or assets of Franklin acquired or to be acquired by First Place as a result of, or in connection with, the Merger and the Subsidiary Merger, or (ii) otherwise carry out the purposes of this Agreement, Franklin, and its proper officers and directors, shall be deemed to have granted to First Place an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in First Place and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of First Place are fully authorized in the name of First Place or otherwise to take any and all such action.

1.9 First Place Common Stock. Each share of First Place common stock, par value $0.01 per share, (“First Place Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

ARTICLE II

CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

2.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Franklin Common Stock, no par value (“Franklin Common Stock”):

(a) (1) Franklin Common Stock. Subject to Sections 2.2, 2.5, 2.6, and 2.7 and 8.1(j) hereof, each share of Franklin Common Stock issued and outstanding immediately prior to the Effective Time (excluding Franklin Common Stock held as treasury shares) shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof:

(i) Per Share Cash Consideration. A cash amount equal to $21.00 (the “Per Share Cash Consideration”); or

(ii) Per Share Stock Consideration. 1.137 shares of First Place Common Stock (the “Per Share Stock Consideration” or the “Exchange Ratio”); or

(iii) 50/50 Cash/Stock Consideration. A cash amount equal to $10.50 and .5685 shares of First Place Common Stock (the “50/50 Cash/Stock Consideration”).

The aggregate consideration paid by First Place to holders of Franklin Common Stock will be comprised of 50% in cash consideration (“Cash Consideration”) and 50% in First Place Common Stock (“Stock Consideration”), subject to Section 8.1(j) hereof. The “Aggregate Merger Consideration” shall be (i) the cash amount equal to (A) 50% of the number of shares of Franklin Common Stock issued and outstanding multiplied by (B) $21.00 (the

“Maximum Cash Consideration”) and (ii) the number of shares of First Place Common Stock equal to the product of (X) 50% of the number of shares of Franklin Common Stock issued and outstanding multiplied by (Y) 1.137 shares of First Place Common Stock. The Aggregate Merger Consideration does not include sums paid out for Franklin stock options (“Franklin Options”) as set forth in Section 2.8 hereof.

(2) Additional Definitions. For purposes of this Agreement:

(i) “Average Share Price” of the First Place Common Stock shall mean the average of the closing sales price of a share of First Place Common Stock, as reported on NASDAQ, for the 10 trading-day period ending with the Determination Date.

(ii) “Determination Date” shall mean the close of business on the fifth business day preceding the Effective Time.

(iii) “NASDAQ” means The Nasdaq Stock Market, Inc.’s National Market or such national securities exchange on which the First Place Common Stock is to be listed.

(b) At the Effective Time, all shares of Franklin Common Stock that are owned by Franklin as treasury stock and all shares of Franklin Common Stock that are owned directly or indirectly by First Place or Franklin or any of their respective Subsidiaries (other than shares of Franklin Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties, whether held directly or indirectly by First Place or Franklin, as the case may be, being referred to herein as “Trust Account Shares”) shall be cancelled and shall cease to exist and no stock of First Place or other consideration shall be delivered in exchange therefore. All shares of First Place Common Stock that are owned by Franklin or any of its Subsidiaries (other than Trust Account Shares) shall become treasury stock of First Place.

2.2 Election Procedures.

(a) Election Form. An election form, in such form as Franklin and First Place shall mutually agree (the “Election Form”), shall be mailed no later than the date on which the Proxy Statement is mailed to holders of Franklin Common Stock to each holder of record of Franklin Common Stock as of the record date for the Franklin Stockholder Meeting (defined in Section 6.2 hereof). Each Election Form shall permit the holder of Franklin Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1 hereof, (i) to elect to receive First Place Common Stock with respect to all of such holder’s Franklin Common Stock as hereinabove provided (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Franklin Common Stock as hereinabove provided (a “Cash Election”), (iii) to elect to receive cash with respect to some of such holder’s shares and shares of First Place Common Stock with respect to such holder’s remaining shares (a “Mixed Election”), (iv) to elect to receive 50/50 Cash/Stock Consideration with respect to all of such holders shares of Franklin Common Stock (“50/50 Election”), or (v) to indicate that such holder makes no such election with respect to such holder’s shares of Franklin Common Stock (a “Non-Election”). Shares of Franklin Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Franklin Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Franklin Common Stock as to which no election has been made are referred to herein as “No-Election Shares.” Nominee record holders who hold Franklin Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline, or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Franklin Common Stock held by such stockholder shall be designated No-Election Shares.

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Eastern Time, on the business day on which the Franklin Stockholder Meeting is first convened, or such other date as First Place and Franklin shall mutually agree upon.

(c) Effective Election. Any election to receive First Place Common Stock or cash shall have been properly made only if the agent designated by First Place to act as the exchange agent for purposes of conducting the election procedure and the exchange procedure described in this Section 2.2 and Section 2.3 hereof (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other person to whom the subject shares of Franklin Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither First Place, Franklin nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Franklin Common Stock of rights to receive First Place Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) Maximum Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Maximum Cash Consideration, then:

(1) all Cash Election Shares shall be converted into the right to receive cash;

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Maximum Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(3) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the Maximum Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash; and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive First Place Common Stock.

(ii) Maximum Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Maximum Cash Consideration, then:

(1) all Stock Election Shares and all No-Election Shares shall be converted into the right to receive First Place Common Stock;

(2) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares into Stock Election Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive First Place Common Stock; and

(3) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Maximum Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Maximum Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive First Place Common Stock.

(iv) No Reallocation of Shares Subject to the 50/50 Election. The shares of Franklin Common Stock under a 50/50 Election will not be subject to reallocation, except as may be required by Section 2.2(f) and Section 8.1(j).

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.2(d)(i)(3) hereof to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares (based upon the number of Stock Election Shares held) shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 2.2(d)(ii)(2) hereof to convert some Cash Election Shares (based upon the number of Cash Election Shares held) into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Stock Consideration Adjustment. Notwithstanding any other provision of this Agreement, if at the time of the Closing, the aggregate value of the shares of First Place Common Stock to be exchanged for shares of Franklin Common Stock is less than 50% of the consideration paid by First Place in the Merger, then First Place shall direct the Exchange Agent to convert a minimum number of No-Election Shares and, to the extent necessary a minimum number of Cash Election Shares (on a pro rata basis) and to the extent necessary thereafter the cash portion of the 50/50 Election (on a pro rata basis), into Stock Election Shares so that the aggregate value of the shares of First Place Common Stock exchanged for shares of Franklin Common Stock constitutes 50% of the aggregate value of the consideration paid by First Place in the Merger. For purposes of this Section 2.2(f) hereof only, the value of a share of First Place Common Stock will be the value as of the Closing Date.

2.3 Exchange Procedures.

(a) Mailing of Transmittal Material. Provided that Franklin has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, no later than fifteen (15) business days after the Closing Date, mail or make available to each holder of record of a stock certificate or certificates representing shares of Franklin Common Stock (“Certificate”) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate or Certificates in exchange for the consideration set forth in Section 2.1(a) hereof deliverable in respect thereof pursuant to this Agreement. A letter of transmittal will be properly completed only if accompanied by Certificates representing all shares of Franklin Common Stock covered thereby, subject to the provisions of paragraph (d) of this Section 2.3 hereof.

(b) First Place Deliveries. At the Effective Time, for the benefit of the holders of Certificates, (i) First Place shall deliver to the Exchange Agent certificates evidencing the number of shares of First Place Common Stock issuable and (ii) First Place shall deliver, or cause First Place Bank to deliver, to the Exchange Agent, the cash portion of the Aggregate Merger Consideration payable pursuant to this Article II in exchange for Certificates representing outstanding shares of Franklin Common Stock. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of First Place Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

(c) Exchange Agent Deliveries. After completion of the allocations referred to in paragraphs (d), (e) and (f) of Section 2.2 hereof, each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of First Place Common Stock and/or the amount of cash into which the aggregate number of shares of Franklin Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement (including, but not limited to, payment for fractional shares under Section 2.5 hereof) and, if such holder’s shares of Franklin Common Stock have been converted into First Place Common Stock, any other distribution theretofore paid with respect to First Place Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate which prior to the Effective Time represented Franklin Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of First Place Common Stock and/or the right to receive the amount of cash into which such Franklin Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Franklin of Certificates representing shares of Franklin Common Stock and if such Certificates are presented to Franklin for transfer, they shall be cancelled against delivery of certificates for First Place Common Stock or cash as hereinabove provided. No dividends which have been declared will be remitted to any person entitled to receive shares of First Place Common Stock under Section 2.2 hereof until such person surrenders the Certificate or Certificates representing Franklin Common Stock, at which time such dividends shall be remitted to such person, without interest.

(d) Lost or Destroyed Certificates; Issuances of First Place Common Stock in New Names. The Exchange Agent and First Place, as the case may be, shall not be obligated to deliver cash and/or a certificate or certificates representing shares of First Place Common Stock to which a holder of Franklin Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Franklin Common Stock for exchange as provided in this Section 2.3 hereof, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by First Place. If any certificates evidencing shares of First Place Common Stock are to be issued in a name other than that in which the Certificate evidencing Franklin Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of First Place Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Unclaimed Merger Consideration. Any portion of the shares of First Place Common Stock and cash delivered to the Exchange Agent by First Place pursuant to Section 2.3(b) hereof that remains unclaimed by the stockholders of Franklin for nine months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to First Place. Any stockholders of Franklin who have not theretofore complied with Section 2.3(c) hereof shall thereafter look only to First Place for the consideration deliverable in respect of each share of Franklin Common Stock such stockholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Franklin Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of First Place

Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of First Place (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. First Place and the Exchange Agent shall be entitled to rely upon the stock transfer books of Franklin to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, First Place and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Affiliate Agreements. Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any affiliate, within the meaning of Rule 145 promulgated under the Securities Act of 1933, as amended (“Securities Act”), of Franklin (“Franklin Affiliate”) shall not be exchanged for certificates representing shares of First Place Common Stock to which such Franklin Affiliate may be entitled pursuant to the terms of this Agreement until First Place has received an Affiliate Letter (as defined in Section 6.7 hereof) from such person as specified in Section 6.7 hereof.

2.4 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Franklin Common Stock shall cease to be, and shall have no rights as, stockholders of Franklin other than to receive the consideration provided under this Article II hereof. After the Effective Time, there shall be no transfers on the stock transfer books of Franklin or the Surviving Corporation of shares of Franklin Common Stock.

2.5 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of First Place Common Stock shall be issued in the Merger. Each holder of Franklin Common Stock who otherwise would have been entitled to a fraction of a share of First Place Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Average Share Price of the First Place Common Stock, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.6 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, the shares of First Place Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (a “Capital Change”), the Per Share Stock Consideration shall be adjusted accordingly.

2.7 Withholding Rights. First Place (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Franklin Common Stock such amounts as First Place is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Franklin Common Stock in respect of which such deduction and withholding was made by First Place.

2.8 Options. Schedule 2.8 of the Franklin Disclosure Schedule (defined hereafter) sets forth all of the Franklin stock option plans (“Franklin Option Plans”) and all grantees holding unexercised and unexpired Franklin Options as of the date of this Agreement (“Franklin Optionholder”), including the name of each such Franklin Optionholder, the date on which each Franklin Option was granted, the number of Franklin Options held, the expiration date of each Franklin Option, the price at which each Franklin Option may be exercised under the Franklin Option Plans, the number of shares of Franklin Common Stock subject to each Franklin

Option, the type of grant and the status of the Franklin Option grant as qualified or non-qualified under Section 422 of the Code. Each vested and unvested Franklin Option to purchase Franklin Common Stock that is outstanding immediately before the Effective Time and listed on Schedule 2.8 of the Franklin Disclosure Schedule shall be cancelled and extinguished at the Effective Time and shall become the right to receive the amount set forth below in this Section 2.8 hereof. As promptly as practicable subsequent to the Effective Time and subject to each Franklin Optionholder entering into a stock option cancellation agreement, in the form reasonably acceptable to First Place (“Option Cancellation Agreement”), First Place shall provide to each grantee listed in Schedule 2.8 of the Franklin Disclosure Schedule, for delivery and cancellation of such Franklin Option, a cash payment in an amount equal to the product of (a) the number of shares of Franklin Common Stock subject to such grantee’s Franklin Options and (b) the sum of the difference between (i) the amount of $21.00 less (ii) the exercise price per share of each such Franklin Option and any required withholding. First Place shall transfer the amount of any such withholding to Franklin or shall assume the obligation to pay such withholding to the applicable taxing authority. At or before the Effective Time, Franklin shall use its best efforts to cause to be effected any necessary amendments to the terms of Franklin Options or Franklin Option Plans to give effect to the provisions of this Section 2.8 hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FRANKLIN

Prior to the date hereof, Franklin has delivered to First Place a schedule and First Place has delivered to Franklin a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or IV hereof or to one or more of its covenants contained in Article V hereof or additional agreements in Article VI hereof.

Subject to the foregoing, Franklin hereby represents and warrants to First Place as of the date of this Agreement and as of the Closing Date as follows:

3.1 Corporate Organization.

(a) Franklin is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Franklin has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined in Section 8.1(e) hereof) on Franklin and its Subsidiaries taken as a whole. Franklin is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Articles of Incorporation and Bylaws of Franklin, copies of which have previously been delivered to First Place, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(b) Franklin Bank is in good standing as a national association duly organized and validly existing under the laws of the United States of America and the rules and regulations (the “OCC Regulations”) of the Office of the Comptroller of the Currency (the “OCC”). Franklin Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of Franklin Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund (“SAIF”) in the manner and to the maximum extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Franklin Bank. Each of Franklin’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Franklin’s Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Franklin and its Subsidiaries taken as a whole. The Charter, bylaws and similar governing documents of each Subsidiary of Franklin, copies of which have previously been delivered to First Place, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of Franklin and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since September 30, 2000 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors). Franklin has made available to First Place all minutes of the Board of Directors of Franklin and its Subsidiaries since September 30, 2000.

3.2 Capitalization.

(a) The authorized capital stock of Franklin consists of 6,000,000 shares of Franklin Common Stock. No preferred stock or other capital stock is authorized. As of the date of this Agreement, there are (x) 3,726,282 shares of Franklin Common Stock issued and outstanding and no shares of Franklin Common Stock held in Franklin’s treasury and (y) no shares of Franklin Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 268,735 shares of Franklin Common Stock reserved for issuance pursuant to Franklin’s Option Plans and described in Schedule 2.8 of the Franklin Disclosure Schedule. All of the issued and outstanding shares of Franklin common stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as referred to above or reflected in Schedule 2.8 of the Franklin Disclosure Schedule, Franklin does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Franklin Common Stock or Franklin Preferred Stock or any other equity security of Franklin or any securities representing the right to purchase or otherwise receive any shares of Franklin Common Stock or any other equity security of Franklin.

(b) Schedule 3.2(b) of the Franklin Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of Franklin as of the date of this Agreement, including the number of shares of capital stock of each Subsidiary issued and the holder(s) of such shares. Except as set forth in Schedule 3.2(b) of the Franklin Disclosure Schedule, Franklin owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Franklin has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by First Place with Section 2.8 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Franklin or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Franklin or any of its Subsidiaries.

3.3 Authority; No Violation.

(a) Franklin has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Franklin. The Board of Directors of Franklin has directed that this

Agreement be submitted to Franklin’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Franklin’s stockholders, no other corporate proceedings (except for regulatory approvals) on the part of Franklin are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Franklin and (assuming due authorization, execution and delivery by First Place) constitutes a valid and binding obligation of Franklin, enforceable against Franklin in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) Franklin Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the Board of Directors of Franklin Bank and approved by the sole stockholder of Franklin Bank. No other corporate proceedings on the part of Franklin Bank will be necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement has been duly and validly executed and delivered by Franklin Bank and (assuming due authorization, execution and delivery by the Bank) constitutes a valid and binding obligation of Franklin Bank, enforceable against Franklin Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by Franklin or the Bank Merger Agreement by Franklin Bank, nor the consummation by Franklin or Franklin Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Franklin or Franklin Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Franklin or the Charter, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Franklin or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Franklin or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Franklin or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected. First Place shall be approved as a successor lessee to any lease agreements.

3.4 Consents and Approvals. Except for (a) the filing of applications with the OTS, and approval or non-objection of such applications by the OTS and any other applicable Governmental Entity (as defined in this Section 3.4 hereof), (b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement/prospectus in definitive form relating to the Franklin Stockholder Meeting to be held in connection with this Agreement and the Merger and Subsidiary Merger contemplated hereby (the “Proxy Statement”), (c) the adoption of this Agreement by the requisite vote of the stockholders of Franklin, (d) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan and the State of Delaware, (e) such filings, authorizations or approvals as may be set forth in Schedule 3.4 of the Franklin Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by Franklin of this Agreement, (2) the consummation by Franklin of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by

Franklin Bank of the Bank Merger Agreement, and (4) the consummation by Franklin Bank of the Subsidiary Merger and the transactions contemplated thereby.

3.5 Reports. Franklin and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since September 30, 1998 with (i) the OCC, (ii) the Federal Reserve Board (“FRB”), (iii) the FDIC, (iv) any state regulatory authority (each a “State Regulator”) and (v) any other self-regulatory organization (“SRO”) (collectively, the “Regulatory Agencies” and individually a “Regulatory Agency”), and all other material reports and statements required to be filed by them since September 30, 1998, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OCC, the FRB, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Franklin and its Subsidiaries and except as set forth in Schedule 3.5 of the Franklin Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Franklin, investigation into the business or operations of Franklin or any of its Subsidiaries since September 30, 1998. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Franklin or any of its Subsidiaries.

3.6 Financial Statements. Franklin has previously delivered to First Place copies of (a) the consolidated balance sheets of Franklin and its Subsidiaries at December 31 for the fiscal years ended 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2000 through 2002, inclusive, as reported in Franklin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Grant Thornton LLP, independent public accountants with respect to Franklin, and (b) the unaudited consolidated balance sheets of Franklin and its Subsidiaries as of September 30, 2003 and September 30, 2002 and the related unaudited consolidated statements of income, cash flows and changes in stockholders’ equity for the three and nine month periods then ended as reported in Franklin’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed with the SEC under the Exchange Act. The December 31, 2002 consolidated balance sheet of Franklin (including the related notes, where applicable) fairly presents the consolidated financial position of Franklin and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 hereof (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.14 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of Franklin and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.14 hereof will comply, in all material respects with applicable accounting requirements (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes) and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.14 hereof will be, prepared in accordance with generally accepted accounting principles (“GAAP”) (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes) consistently applied during the periods involved, except as indicated in the notes thereto. The audits of Franklin have been concluded in accordance with generally accepted auditing standards of the United States of America. The books and records of Franklin and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7 Broker’s Fees. Neither Franklin nor any Subsidiary of Franklin nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Bank Merger

Agreement, except that Franklin has engaged, and will pay a fee or commission to Hovde Financial LLC (“Hovde”) in accordance with the terms of a letter agreement between Hovde and Franklin concerning the Merger and the issuance of an opinion regarding the fairness, from a financial point of view, of the Aggregate Merger Consideration to Franklin stockholders, a true, complete and correct copy of which has been previously delivered by Franklin to First Place.

3.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 3.8(a) of the Franklin Disclosure Schedule or as disclosed in Franklin’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (a true, complete and correct copy of which has previously been delivered to First Place), since December 31, 2002, (i) neither Franklin nor any of its Subsidiaries has incurred any material liability, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Franklin.

(b) Except as set forth in Schedule 3.8(b) of the Franklin Disclosure Schedule, since September 30, 2003, Franklin and its Subsidiaries each (i) has been operated in the ordinary course of business and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 3.8(c) of the Franklin Disclosure Schedule and to the extent permitted under Section 5.1(d)(i), since September 30, 2003, neither Franklin nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 2003 (which amounts have been previously disclosed to First Place), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any Franklin Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance or (iii) taken any of the actions set forth in Section 5.1 hereof.

3.9 Legal Proceedings.

(a) Except as set forth in Schedule 3.9(a) of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Franklin’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations (i) of any nature against Franklin or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Franklin and its Subsidiaries as a whole.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Franklin, any of its Subsidiaries or the assets of Franklin or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect on Franklin and its Subsidiaries as a whole.

(c) Except as set forth in Schedule 3.9(c) of the Franklin Disclosure Schedule, there are no actions, suits , claims, proceedings, investigations or assessments of any kind pending, or to the best of Franklin’s knowledge, threatened against any of the directors or officers of Franklin or its Subsidiaries in their capacities as such, and no director or officer of Franklin or its Subsidiaries currently is being indemnified or seeking to be indemnified by Franklin or its Subsidiaries pursuant to applicable law or the Articles of Incorporation, charter, bylaws or other similar governing documents.

3.10 Taxes. Except as set forth in Schedule 3.10 of the Franklin Disclosure Schedule, each of Franklin and its Subsidiaries has (i) duly and timely filed or will duly and timely file (including applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns which have heretofore been filed are, and those to be hereinafter filed will be, complete and accurate in all material respects, and (ii) paid in full or have made adequate provision for on the financial statements of Franklin (in accordance with GAAP) all Taxes (as hereinafter defined) and will pay in full or make adequate provision for all Taxes. Franklin has made available to First Place true and correct copies of the United States federal income tax returns filed by Franklin and its Subsidiaries for each of the three most recent fiscal years for which such returns have be filed. There are no material liens for Taxes upon the assets of either Franklin or its Subsidiaries except for statutory liens for current Taxes not yet due. Except as set forth in Schedule 3.10 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. The federal and state income Tax Returns of Franklin and its Subsidiaries have been audited by the Internal Revenue Service or appropriate state tax authorities only with respect to those periods and jurisdictions set forth on Schedule 3.10 of the Franklin Disclosure Schedule. Except as set forth on Schedule 3.10 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is presently subject to any audits, investigations or proceeding by any tax authority, and neither Franklin nor any of its Subsidiaries has received any notice from any tax authority that it intends to conduct any such audit, investigation or proceeding. Except as set forth in Schedule 3.10 of the Franklin Disclosure Schedule, no claim has been made by a tax authority in a jurisdiction where Franklin or any of its Subsidiaries does not file a tax return that Franklin or any of its Subsidiaries is or may be subject to taxation in the jurisdiction. Except as set forth in Schedule 3.10 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of Taxes (other than the allocation of federal income taxes as provided by Regulation 1.1552-l(a)(l)) under the Code; (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of the voluntary change in accounting method (nor has any taxing authority proposed in writing any such adjustment or change of accounting method); or (iii) has filed a consent pursuant to Section 341(f) of the Code.

For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

3.11 Employee Benefit Plan Matters.

(a) Schedule 3.11(a) of the Franklin Disclosure Schedule sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other arrangement or agreement that is maintained or contributed to or required to be contributed to as of the date of this Agreement (collectively referred to as the “Plans”) by Franklin, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), all of which together with Franklin would be deemed a “single employer” within the meaning of Section 4001 in ERISA, for the benefit of any employee or former employee of Franklin, any Subsidiary or any ERISA Affiliate.

(b) Franklin has heretofore delivered to First Place true and complete copies of each of the Plans and related trust instruments and all amendments thereto, summary plan descriptions, summaries of material modifications, underlying insurance contracts and all other related documents, including but not limited to (i) the actuarial report for any Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service or Department of Labor (“DOL”), (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with DOL.

(c) Except as set forth in Schedule 3.11(c) of the Franklin Disclosure Schedule, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code either (1) has received a favorable determination letter from the Internal Revenue Service (“IRS”), or (2) is or will be the subject of an application for a favorable determination letter, and Franklin is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Franklin, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Franklin, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Franklin, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Franklin, its Subsidiaries or a Franklin ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Franklin, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither Franklin, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which Franklin, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) there are no pending, or, to the best knowledge of Franklin, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (x) the consummation of the transactions contemplated by this Agreement will not (y) entitle any current or former employee or officer of Franklin or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (z) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.

3.12 Regulatory Reports. Franklin has previously made available to First Place an accurate and complete copy of each (a) final registration statement, prospectus, report (including Form 10-Ks, Form 10-Qs and Form 8-Ks), schedule and definitive proxy statement filed since September 30, 2000 by Franklin with the OCC or the SEC pursuant to the Securities Act or the Exchange Act (the “Franklin Reports”) and (b) communication mailed by Franklin to its stockholders since September 30, 2000, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Franklin has timely filed all Franklin Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Franklin Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

3.13 Franklin Information. The information provided by and relating to Franklin and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and First Place’s Registration Statement on Form S-4 (the “S-4”), or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information included in, or incorporated by reference in, the sections of the Proxy Statement and provided by Franklin for inclusion in the S-4 will comply in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

3.14 Ownership of First Place Common Stock. Except as set forth in Schedule 3.14 of the Franklin Disclosure Schedule, none of Franklin or any of its Subsidiaries or their respective directors, officers, affiliates or associates, (i) beneficially own, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of First Place.

3.15 Compliance with Applicable Law. Franklin and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the OCC Policy Statement No. 2000-23, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; (ii) hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in compliance with and are not, to its knowledge, in default in any respect under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Franklin or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Franklin and its Subsidiaries as a whole; and (iii) neither Franklin nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above or threats to resolve, suspect or otherwise restrict any of the above since December 31, 1998.

3.16 Certain Contracts.

(a) Except as set forth in Schedule 3.16(a) of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First Place, Franklin, the Surviving Corporation, the Surviving Institution or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Franklin Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement, (v) which materially restricts the conduct of any line of business by Franklin or any of its Subsidiaries, (vi) with or to a labor union or guild (including any collective bargaining agreement) or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.16(a) hereof, whether or not set forth in Schedule 3.16(a) of the Franklin Disclosure Schedule, is referred to herein as a “Franklin Contract.” Franklin has previously delivered to First Place true and correct copies of each Franklin Contract.

(b) Except as set forth in Schedule 3.16(b) of the Franklin Disclosure Schedule, (i) each Franklin Contract is valid and binding and in full force and effect, (ii) Franklin and each of its Subsidiaries have in all material respects performed all obligations required to be performed by it to date under each Franklin Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Franklin and its Subsidiaries as a whole, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of

Franklin or any of its Subsidiaries under any such Franklin Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Franklin and (iv) no other party to such Franklin Contract is, to the best knowledge of Franklin, in default in any respect thereunder.

3.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 3.17 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 3.17 of the Franklin Disclosure Schedule, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Franklin or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.18 Investment Securities. Schedule 3.18 of the Franklin Disclosure Schedule sets forth the book and market value as of September 30, 2003 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of Franklin and its Subsidiaries. Schedule 3.18 of the Franklin Disclosure Schedule sets forth an investment securities report which includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Franklin’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except as disclosed in Schedule 3.18 of the Franklin Disclosure Schedule, since September 30, 2003 to the date hereof, neither Franklin nor its Subsidiaries has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Franklin is not aware of any events which may be expected to result in any material adverse change in the quality or performance of the investment portfolio of Franklin or its Subsidiaries.

3.19 Intellectual Property. Franklin and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither Franklin nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Franklin and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Franklin and its Subsidiaries as a whole. Schedule 3.19 of the Franklin Disclosure Schedule lists all patents, registered copyrights, trade names, servicemarks, trademarks of Franklin and its Subsidiaries and whether such intellectual property is owned or licensed by Franklin and its Subsidiaries.

3.20 Undisclosed Liabilities. Except (a) as set forth in Schedule 3.20 of the Franklin Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Franklin included in its Form 10-Q for the period ended September 30, 2003 and (c) for liabilities incurred in the ordinary course of business since September 30, 2003 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Franklin and its Subsidiaries as a whole, neither Franklin nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

3.21 State Takeover Laws. Franklin has “opted out” of the application of the provisions of Chapter 7A and Chapter 7B, the antitakeover sections of the MBCA in this Articles of Incorporation, and such provisions will not apply to this Agreement or the transactions contemplated hereby. There are no other antitakeover provisions in the Franklin Articles of Incorporation, MBCA or the laws, rules, regulations under the state or federal law that will apply to this Agreement and the transactions contemplated herein.

3.22 Administration of Fiduciary Accounts. Franklin and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Franklin nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on Franklin and its Subsidiaries as a whole, and the books and records for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.23 Environmental Matters. Except as set forth in Schedule 3.23 of the Franklin Disclosure Schedule:

(a) Each of Franklin, its Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in compliance with all applicable federal, state and local laws including common law, regulations and ordinances and with all applicable decrees, orders and contractual obligations relating to pollution, the discharge of, or exposure to materials in the environment or workplace (“Environmental Laws”), except for violations which, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on Franklin;

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Franklin, threatened, before any Governmental Entity or other forum in which Franklin, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Franklin or any of its Subsidiaries, any Participation Facility or any Loan Property, except where such noncompliance or release has not resulted, and cannot be reasonably expected to result, either individually or in the aggregate, in a Material Adverse Effect on Franklin and its Subsidiaries as a whole;

(c) During the period of (x) Franklin’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Franklin’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Franklin’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, to the knowledge of Franklin there has been no release of materials in, on, under or affecting any such property, except where such release has not had and cannot reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect on Franklin and its Subsidiaries as a whole. To the knowledge of Franklin, prior to the period of (x) Franklin’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Franklin’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Franklin’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except where such release has not had and cannot be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Franklin and its Subsidiaries as a whole;

(d) Except as set forth in Schedule 3.23(d) of the Franklin Disclosure Schedule, Franklin and its Subsidiaries have not received any Phase I or Phase II environmental surveys on all properties owned or leased by Franklin or its Subsidiaries, including but not limited to other real estate owned (“OREO”) properties; and

(e) The following definitions apply for purposes of this Section 3.23 hereof: (x) “Loan Property” means any property in which Franklin or any of its Subsidiaries holds a security interest; and (y) “Participation Facility” means any facility in which Franklin or any of its Subsidiaries participates in the management.

3.24 Derivative Transactions. Except as set forth in Schedule 3.24 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on its balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does Franklin and its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25 Opinion. Franklin has received a written opinion, dated the date hereof, from Hovde to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Merger is fair to Franklin’s stockholders from a financial point of view.

3.26 Assistance Agreements. Neither Franklin nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Franklin or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

3.27 Approvals. As of the date of this Agreement, Franklin knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Subsidiary Merger) should not be obtained without the imposition of a Burdensome Condition (as defined in Section 7.1(g) hereof).

3.28 Loan Portfolio.

(a) In Franklin’s reasonable judgment, the allowance for loan losses reflected in Franklin’s audited statement of financial condition at December 31, 2002 was, and the allowance for loan losses shown on the balance sheets in Franklin’s Reports for periods ending after December 31, 2002 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested Franklin to increase the allowance for loan losses for such periods. Franklin Bank’s allowance for loan losses is, and shall be as of the Effective Time (including any modification as required by Section 6.9 hereof), in compliance with standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(b) As of September 30, 2003, except as set forth in Schedule 3.28 of the Franklin Disclosure Schedule, neither Franklin nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loans with any director, executive officer or ten percent stockholder of Franklin or any of its Subsidiaries, or to the best knowledge of Franklin, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.28 of the Franklin Disclosure Schedule sets forth (i) all of the Loans of Franklin or any of its Subsidiaries that as of the date of this Agreement are classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” “OREO” acquired by foreclosure or deed in lieu thereof, including book value or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Franklin and its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. Franklin shall promptly inform First Place in writing of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed, at anytime after September 30, 2003.

(c) Each loan reflected as an asset in the Franklin Reports (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Franklin and its Subsidiaries as a whole.

3.29 Properties. All real and personal property owned by Franklin and its Subsidiaries or presently used by it in their businesses is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Franklin and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of Franklin as of September 30, 2003 included in Franklin’s Reports or acquired after such date, other than properties sold by Franklin in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the balance sheet of Franklin as of September 30, 2003 included in Franklin’s Reports. All real and personal property which is material to Franklin’s or its Subsidiaries’ businesses and leased or licensed by Franklin or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

3.30 Labor and Employment Matters. Except as set forth in Schedule 3.30 of the Franklin Disclosure Schedule, neither Franklin nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Franklin or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of Franklin aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving Franklin or its Subsidiaries pending or threatened. Except as set forth in Schedule 3.30 of the Franklin Disclosure Schedule, Franklin and its Subsidiaries are in compliance with applicable laws regarding employment or employees and retention of independent contractors and are in material compliance with all applicable employment tax laws. As of the date hereof, Franklin is in full compliance with the recordation of applicant tracking data pursuant to an affirmative action plan in accordance with Executive Order 11246 and the OFCCP regulations.

3.31 Termination Benefits. Schedule 3.31 of the Franklin Disclosure Schedule contains a complete and accurate schedule showing as of the date of this Agreement the monetary amounts payable, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan. For purposes hereof, “Named Individual” shall include each non-employee director of Franklin or its Subsidiaries and any officer or employee of Franklin or its Subsidiaries.

3.32 Deposits. Except as set forth in Schedule 3.32 of the Franklin Disclosure Schedule, none of the deposits of Franklin Bank is a “brokered” deposit.

3.33 Required Vote; Antitakeover Provisions Inapplicable. The affirmative vote of the holders of majority of the issued and outstanding shares of Franklin is necessary to approve this Agreement and the Merger on behalf of Franklin. No other vote of the stockholders of Franklin or any Subsidiary is required by law, Franklin Articles of Incorporation and Bylaws or otherwise to approve this Agreement and the Merger. Franklin and its Subsidiaries have taken all actions required to exempt First Place and the Agreement from any provisions of an antitakeover nature in their Articles of Incorporation and Bylaws and any other governing documents and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

3.34 Transactions With Affiliates. All “covered transactions” between Franklin and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

3.35 Insurance. Except as set forth in Schedule 3.35 of the Franklin Disclosure Schedule, Franklin and its Subsidiaries are presently insured, and since December 31, 1998, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Franklin and its Subsidiaries are in full force and effect, Franklin and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

3.36 Indemnification. Except as set forth in Schedule 3.36(a) of the Franklin Disclosure Schedule and except as provided in Franklin’s employment agreements, its indemnification agreement with Hovde, or the Articles of Incorporation or Bylaws of Franklin, neither Franklin nor its Subsidiaries is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Franklin (a “Covered Person”), and, except as set forth in Schedule 3.36(b) of the Franklin Disclosure Schedule, there are no claims for which any Covered Person would be entitled to indemnification under the Articles of Incorporation or Bylaws of Franklin or any Subsidiary of Franklin, applicable law, regulation or any indemnification agreement.

3.37 Voting Agreements. The Franklin directors and certain officers, as set forth in Schedule 3.37 of the Franklin Disclosure Schedule, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex A, hereto.

3.38 CRA Rating. Each of the Subsidiaries or affiliates of Franklin that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither Franklin nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

3.39 No Dissenters Rights. The holders of Franklin Common Stock and the Franklin Optionholders do not and will not have dissenters’ rights of appraisal under the provisions of the MBCA or under any other federal or state statue, rule or regulation in connection with the Merger or the Subsidiary Merger.

3.40 Disclosure. The representations and warranties contained in this Article III hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III hereof not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIRST PLACE

Subject to the first paragraph under Article III hereof, First Place hereby represents and warrants to Franklin as of the date of this Agreement and as of the Closing Date as follows:

4.1 Corporate Organization.

(a) First Place is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place and its Subsidiaries as a whole. First Place is duly registered as a savings and loan holding company under the HOLA. The Certificate of Incorporation and Bylaws of First Place, copies of which have previously been made available to Franklin, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b) The Bank is a federal savings association that is duly organized and validly existing under the laws of the United States of America and the rules and regulations of the OTS. The Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the SAIF to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Bank. Each of First Place’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place and its Subsidiaries as a whole. The Certificate of Incorporation and Bylaws of each subsidiary of First Place, copies of which have previously been made available to Franklin, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of First Place and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since September 30, 2000 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of First Place consists of 33,000,000 shares of First Place Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share (“First Place Preferred Stock”). As of the date of this Agreement, there were 13,285,510 shares of First Place Common Stock and no shares of First Place Preferred Stock issued and outstanding, and 4,842,762 shares of First Place Common Stock held in First Place’s treasury. As of the date of this Agreement, no shares of First Place Common Stock or First Place Preferred Stock were reserved for issuance, except that 946,736 shares of First Place Common Stock were reserved for issuance upon the exercise of stock options pursuant to First Place Financial Corp. 1999 Incentive Plan (the “First Place Stock Plan”). All of the issued and outstanding shares of First Place Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the stock options set forth above, First Place does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of First Place Common Stock or First Place Preferred Stock or any other equity securities of First Place or any securities representing the right to purchase or otherwise receive any shares of First Place Common Stock or First Place Preferred Stock. The shares of First Place Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

(b) Schedule 4.2(b) of the First Place Disclosure Schedule sets forth a true and correct list of all of First Place Subsidiaries as of the date of this Agreement. Except as set forth in Schedule 4.2(b) of the First Place Disclosure Schedule, First Place owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of First Place, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of First Place has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of First Place calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) First Place has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of First Place. No other corporate proceedings on the part of First Place are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Place and (assuming due authorization, execution and delivery by Franklin) constitutes a valid and binding obligation of First Place, enforceable against First Place in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) The Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of the Bank and approved by the sole stockholder of the Bank. No other corporate proceedings on the part of the Bank will be necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement has been duly and validly executed and delivered by the Bank and will (assuming due authorization, execution and delivery by Franklin Bank) constitutes a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Except as set forth in Schedule 4.3(c) of the First Place Disclosure Schedule, neither the execution and delivery of this Agreement by First Place or the Bank Merger Agreement by the Bank, nor the consummation by First Place or the Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by First Place or the Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of First Place, or the Certificate of Incorporation or Bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Place or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of First Place or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Place or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4 Consents and Approvals. Except for (a) the filing of applications with the OTS and approval or non-objection of such applications by the OTS and any other Governmental Entity, (b) the filing with the SEC of the S-4, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Michigan and the State of Delaware, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Place Common Stock pursuant to this Agreement, and (e) such filings, authorizations or approvals as may be set forth in Schedule 4.4 of the First Place Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by First Place of this Agreement, (2) the consummation by First Place of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by the Bank of the Bank Merger Agreement, and (4) the consummation of the Bank of the Subsidiary Merger and the transactions contemplated by the Bank Merger Agreement.

4.5 Reports. First Place and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since September 30, 2000 with any Regulatory Agency, and all other material reports and statements required to be filed by them since September 30, 2000, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of First Place and its Subsidiaries, and, except as set forth in Schedule 4.5 of the First Place Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the best knowledge of First Place, investigation into the business or operations of First Place or any of its Subsidiaries since September 30, 2000. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of First Place or any of its Subsidiaries.

4.6 Financial Statements. First Place has previously delivered to Franklin copies of (i) the consolidated balance sheets of First Place and its Subsidiaries at June 30 for the fiscal years ended 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for First Place for the fiscal year ended June 30, 2001 through 2003, in each case accompanied by the audit report of Crowe Chizek and Company LLC, independent public accountants with respect to First Place and its Subsidiaries, and (ii) the unaudited consolidated balance sheet of First Place and its Subsidiaries as of September 30, 2003 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three month periods then ended as reported in First Place’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 and filed with the SEC under the Exchange Act. The June 30, 2003 consolidated balance sheet of First Place (including the related notes, where applicable) fairly presents the consolidated financial position of First Place and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 hereof (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.14 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of First Place and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.14 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.14 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of First Place and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither First Place nor any Subsidiary of First Place, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Bank Merger Agreement, except that First Place has engaged, and will pay a fee or commission to, Keefe, Bruyette and Woods, Inc. (“KBW”) in accordance with the terms of a letter agreement between KBW and First Place.

4.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 4.8(a) of the First Place Disclosure Schedule, or as disclosed in First Place’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (a true, complete and correct copy of which has previously been delivered to Franklin), since September 30, 2003, (i) neither First Place nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on First Place.

(b) Except as set forth in Schedule 4.8(b) of the First Place Disclosure Schedule, since September 30, 2003, First Place and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

4.9 Legal Proceedings.

(a) Except as set forth in Schedule 4.9(a) of the First Place Disclosure Schedule, neither First Place nor any of its Subsidiaries is a party to any and there are no pending or to the best of First Place’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Place or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on First Place and its Subsidiaries as a whole.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Place, any of its Subsidiaries or the assets of First Place or any of its Subsidiaries which has had, or could reasonably be expected to have, a Material Adverse Effect on First Place and its Subsidiaries as a whole.

(c) Except as set forth in Schedule 4.9(c) of the First Place Disclosure Schedule, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best of First Place’s knowledge, threatened against any of the directors or officers of First Place or its Subsidiaries in their capacities as such, and no director or officer of First Place or its Subsidiaries currently is being indemnified or seeking to be indemnified by First Place or its Subsidiaries pursuant to applicable law or the Certification of Incorporation, charter, bylaws or other similar governing documents.

4.10 Taxes. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedule, each of First Place and its Subsidiaries has (i) duly and timely filed or will duly and timely file (including applicable extensions granted without penalty) all Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns which have heretofore been filed are, and those to be hereinafter filed will be, complete and accurate in all material respects, and (ii) paid in full or have made adequate provision for on the financial statements of First Place (in accordance with GAAP) all Taxes and will pay in full or make adequate provision for all Taxes. There are no material liens for Taxes upon the assets of either First Place or its Subsidiaries except for statutory liens for current Taxes not yet due. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedule, neither

First Place nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. Except as set forth on Schedule 4.10 of the First Place Disclosure Schedule, neither First Place nor any of its Subsidiaries is presently subject to any audits, investigations or proceeding by any tax authority, and neither First Place nor any of its Subsidiaries has received any notice from any tax authority that it intends to conduct any such audit, investigation or proceeding. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedule, no claim has been made by a tax authority in a jurisdiction where First Place or any of its Subsidiaries does not file a tax return that First Place or any of its Subsidiaries is or may be subject to taxation in the jurisdiction.

4.11 Employee Benefit Plan Matters. Except as set forth in Schedule 4.11 of the First Place Disclosure Schedule, (i) each employee benefit plan, as the term is defined in Section 3 of ERISA, and other arrangement or agreement that is maintained or contributed to as of the date of this Agreement (collectively referred to as “First Place Plans”) has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of First Place Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has either (1) received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and First Place is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter.

4.12 SEC Reports. First Place has previously made available to Franklin an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since September 30, 2000 by First Place with the SEC pursuant to the Securities Act or the Exchange Act (the “First Place Reports”) and (b) communication mailed by First Place to its stockholders since September 30, 2000, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. First Place has timely filed all First Place Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all First Place Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 First Place Information. The information relating to First Place and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and the S-4 (except for such portions thereof that relate only to Franklin or any of its Subsidiaries as represented in Section 3.13 hereof), or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to Franklin or any of its Subsidiaries as represented in Section 3.13 hereof) will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

4.14 Ownership of Franklin Common Stock. None of First Place or any of its Subsidiaries, (i) beneficially own, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Franklin.

4.15 Compliance with Applicable Law. First Place and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in compliance with and are not, to its knowledge, in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Place or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on First Place and its Subsidiaries as a whole; and (iii) neither First Place nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above or threats to resolve, suspect or otherwise restrict any of the above since December 31, 1998.

4.16 Agreements with Regulatory Agencies. Except as set forth in Schedule 4.16 of the First Place Disclosure Schedule, neither First Place nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Schedule 4.16 of First Place Disclosure Schedule, a “First Place Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has First Place or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.17 Undisclosed Liabilities. Except (a) as set forth in Schedule 4.17 of the First Place Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of First Place included in its Form 10-Q (including, but not limited to any footnotes contained therein) for the period ended September 30, 2003 and (c) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2003 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on First Place and its Subsidiaries as a whole, neither First Place nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

4.18 Assistance Agreements. Neither First Place nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which First Place or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

4.19 Approvals. As of the date of this Agreement, First Place knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Subsidiary Merger) should not be obtained without the imposition of a Burdensome Condition (as defined in Section 7.2(i) hereof).

4.20 Loan Portfolio.

(a) Except as set forth in Schedule 4.20(a) of the First Place Disclosure Schedule, First Place’s reasonable judgment, the allowance for loan losses reflected in First Place’s audited statement of financial condition at June 30, 2003 was, and the allowance for loan losses shown on the balance sheets in First Place’s filings with the SEC for periods ending after June 30, 2003 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested First Place to increase the allowance for loan losses for such periods. The Bank’s allowance for loan losses is, and shall be as of the Effective Time, in compliance with standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(b) Each loan reflected as an asset in First Place’s filings with the SEC (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on First Place and its Subsidiaries as a whole.

4.21 Properties. All real and personal property owned by First Place and its Subsidiaries or presently used by it in their business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. First Place and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of First Place as of September 30, 2003 included in First Place’s Reports or acquired after such date, other than properties sold by First Place in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the balance sheet of First Place as of September 30, 2003 included in First Place’s Reports. All real and personal property which is material to First Place’s or its Subsidiaries’ businesses and leased or licensed by First Place or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

4.22 Labor and Employment Matters. Except as set forth in Schedule 4.22 of the First Place Disclosure Schedule, neither First Place nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is First Place or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of First Place aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving First Place or its Subsidiaries pending or threatened. First Place and its Subsidiaries are in compliance with applicable laws regarding employment or employees and retention of independent contractors and are in material compliance with all applicable employment tax laws.

4.23 Intellectual Property. First Place and each of its Subsidiaries owns or possesses the rights to use without payment all material trade names, servicemarks and trademarks used in its businesses; and neither First Place nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. First Place and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on First Place and its Subsidiaries as a whole.

4.24 Required Vote. No vote of the stockholders of First Place is required by law, First Place’s Certificate of Incorporation and Bylaws or otherwise to approve this Agreement and the Merger.

4.25 Transactions With Affiliates. All “covered transactions” between First Place and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

4.26 Insurance. First Place and its Subsidiaries are presently insured, and since June 30, 1999, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by First Place and its Subsidiaries are in full force and effect, First Place and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

4.27 Off-Balance Sheet Commitments. As of September 30, 2003, First Place has no off-balance sheet commitments other than as reported on the OTS Thrift Financial Report filed with the OTS.

4.28 CRA Rating. Each of the Subsidiaries or affiliates of First Place that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither First Place nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

4.29 First Place Financing. Not later than the Closing Date and subject to Section 7.2(d), First Place will have available sufficient cash or other liquid assets which may be used to fund the transactions contemplated by this Agreement.

4.30 Pro Forma Capital Requirements. First Place is, and on a pro forma basis giving effect for the transactions contemplated by this Agreement and any financing or capital injection contemplated by First Place, will be “adequately capitalized”, as defined for purposes of the FDIA, and in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over First Place.

4.31 Disclosure. The representations and warranties contained in this Article IV hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV hereof not misleading.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Forbearances of Franklin. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as previously disclosed in a Disclosure Schedule (“Previously Disclosed”), without the prior written consent of First Place, Franklin will not and will not permit any of its Subsidiaries to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and First Place the goodwill of the customers of Franklin and its Subsidiaries and others with whom business relations exist.

(b) Capital Stock. Other than pursuant to the Franklin Options that are exercisable and are either qualified under Section 422 of the Code or will expire prior to the Effective Time which are set forth on Schedule 2.8 of the Franklin Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any rights or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other rights.

(c) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Franklin Common Stock, other than normal quarterly dividends in the amount of no more than $.08 per share of Franklin Common Stock paid at such times as Franklin historically has done (Franklin will consult with First Place on the timing of the declaration, record, and payable dates of its last quarterly dividend to be paid prior to the Effective Time so that stockholders of Franklin do not receive a Franklin dividend and a First Place dividend in the same calendar quarter) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Franklin or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 3.5% (ii) for other changes that are required by applicable law, and (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 5.1(d) of the Franklin Disclosure Schedule.

(e) Hiring. Hire any person as an employee of Franklin or its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(e) of the Franklin Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Franklin or its Subsidiaries other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $40,000.

(f) Benefit Plans. Other than making contributions to the ESOP and Franklin’s 401(k) plan not to exceed $175,000 in the aggregate for the 2003 calendar year, enter into, establish, adopt or amend, or make any contributions to (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(f) of the Franklin Disclosure Schedule), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Franklin or any Subsidiary or take any action, other than contemplated by this Agreement, to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(g) Dispositions. Except as set forth on Schedule 5.1(g) of the Franklin Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties including investment securities, loans and OREO.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts exceeding $10,000.

(j) Governing Documents. Amend its Articles of Incorporation, Bylaws or similar governing documents.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP, except as contemplated in Section 6.9 hereof.

(l) Contracts. Enter into, renew, terminate, permit automatic renewal, amendment to or modification of any agreement for services to be provided to Franklin or any Subsidiary or any other contract that exceeds $15,000 in value.

(m) Claims. Except as set forth on Schedule 5.1(m) of the Franklin Disclosure Schedule, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Franklin or any Subsidiary is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Franklin or any Subsidiary of an amount which exceeds $10,000 and/or would impose any material restriction on the business of Franklin or any Subsidiary or create precedent for claims that are reasonably likely to be material to Franklin or any Subsidiary.

(n) Banking Operations. Enter into any new material line of business; implement, adopt or otherwise change its lending, investment, underwriting, risk (including interest rate risk policies, procedures and practices) and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity; or file any application or make any contract with respect to branching or site location or branching or site relocation. Except as contemplated by Section 6.9 hereof, fail to follow its existing policies and practices with respect to managing their exposure to interest rate risk or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.

(o) Derivatives Contracts. Enter into any structured transactions, securities, arbitrage or hedging activity, including use of derivatives.

(p) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within one year, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one (1) year or less.

(r) Loans. Make, purchase, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”) other than in the ordinary course of business, provided that any commercial business loan with a principal balance in excess of $500,000 (whether individually or in the aggregate), multi-family residential loan with a principal balance in excess of $1,000,000 (whether individually or in the aggregate), commercial real estate loan with a principal balance in excess of $1,000,000 (whether individually or in the aggregate), single family owner occupied loan with a principal balance in excess of $300,000 (whether individually or in the aggregate) or any other loan with a principal balance in excess of $50,000 (whether individually or in the aggregate) cannot be originated, purchased, renewed or modified without First Place’s prior written consent which shall be deemed given if a written objection thereto is not received within two business days after delivery of written notice thereof. Purchase or commit to purchase any bulk loan portfolio.

(s) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII hereof not being satisfied or (z) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

(u) Board Membership. Except as set forth in Schedule 5.1(u) of the Franklin Disclosure Schedule, elect to the Board of Directors of itself or its Subsidiaries or to any office any person who is not a member of the Board of Directors or an officer of Franklin or its Subsidiaries as of the date of this Agreement.

(v) Franklin Advertising. Reduce, diminish or otherwise materially adversely affect the existing level, quality and frequency of advertising, commercials and/or other promotional campaigns for Franklin and its Subsidiaries.

(w) No New Subsidiaries. Neither Franklin nor its Subsidiaries will establish, acquire or otherwise create any new entity.

(x) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.2 Forbearances of First Place. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Franklin, First Place will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII hereof not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

(b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(c) Governing Documents. Amend its Certificate of Incorporation or Bylaws, which as a direct result of such amendment the holders of Franklin Common Stock would be adversely affected.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Franklin, Franklin Bank, First Place and the Bank agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger Agreement as promptly as practicable and otherwise to enable consummation of the Merger and the Bank Merger Agreement, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

6.2 Stockholder Approval. Franklin agrees to take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Franklin’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Franklin Stockholder Meeting”). Except with the prior approval of First Place, no other matters shall be submitted for the approval of Franklin stockholders at the Franklin Stockholders Meeting. The Franklin Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the Franklin Board from withholding, withdrawing, amending or modifying its recommendation if the Franklin Board determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties to the Franklin stockholders under applicable law; provided, further, that Section 6.8 hereof shall govern the withholding, withdrawing, amending or modifying of such recommendation in the circumstances described therein.

6.3 Registration Statement.

(a) First Place agrees to prepare an S-4 or other applicable registration statement to be filed by First Place with the SEC in connection with the issuance of First Place Common Stock in the Merger (including the Proxy Statement and other proxy solicitation materials of Franklin constituting a part thereof and all related documents). Franklin shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Franklin, and its legal, financial and accounting advisors, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the S-4 prior to its filing. Franklin agrees to cooperate with First Place and First Place’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the S-4 and the Proxy Statement. Provided that Franklin has cooperated as described above, First Place agrees to file, or cause to be filed, the S-4 with the SEC as promptly as reasonably practicable. Each of Franklin and First Place agrees to use its reasonable best efforts to cause the S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. First Place also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the S-4 is declared effective under the Securities Act, Franklin shall promptly mail at its expense the Proxy Statement to its stockholders.

(b) Each of Franklin and First Place agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 shall, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Franklin Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Franklin and First Place further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the S-4 or the Proxy Statement.

(c) First Place agrees to advise Franklin, promptly after First Place receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Place Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent First Place is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

6.4 Regulatory Filings.

(a) Each of First Place, the Bank, Franklin and Franklin Bank shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger and Subsidiary Merger and the other transactions contemplated hereby; and any initial filings with Governmental Entities shall be made by First Place as soon as reasonably practicable after the execution hereof. Each of First Place and Franklin shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed), and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Entity in connection with the Merger and Subsidiary Merger. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and Subsidiary Merger, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Merger.

(b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries (if applicable), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their Subsidiaries (if applicable) to any third party or Governmental Entity.

6.5 Press Releases. Franklin and First Place shall consult with each other before issuing any press release with respect to the Merger or this Agreement. First Place and Franklin will issue a joint press release with respect to the Merger or this Agreement as soon as practicable after this Agreement is fully executed. Franklin shall not issue any press release with respect to the Merger or this Agreement or make any such public statements without the prior consent of First Place, which consent shall not be unreasonably withheld; provided, however, that Franklin may, without the prior consent of First Place (but after consultation with First Place, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of NASDAQ. Franklin and First Place shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.6 Access; Information.

(a) Franklin agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford First Place and First Place’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of Franklin and to such other information relating to Franklin as First Place may reasonably request and, during such period, it shall furnish promptly to First Place all information concerning the business, properties and personnel of Franklin as First Place may reasonably request, subject to applicable law.

(b) First Place agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Franklin and its authorized representatives such access to First Place’s personnel as Franklin may reasonably request.

(c) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.6 hereof (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.6 hereof (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the Merger shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the Merger.

6.7 Affiliates. Franklin shall use its reasonable best efforts to identify those persons who may be deemed to be Franklin Affiliates and to cause each person so identified to deliver to First Place as soon as practicable, and in any event prior to the date of Franklin Stockholders Meeting, a written agreement to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of First Place Common Stock received in the Merger, which agreement shall be in the form attached hereto as Annex B (the “Affiliate Letter”).

6.8 Acquisition Proposals. Franklin agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Franklin, or any purchase of all or substantially all of the assets of Franklin or more than 10% of the outstanding equity securities of Franklin (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Franklin further agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Franklin or the Franklin Board from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Franklin Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal or (D) recommending such an Acquisition Proposal to the stockholders of Franklin, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the Franklin Board determines in good faith (after receipt of a written opinion of outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the Franklin Board determines in good faith (after receipt of a written opinion of its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Franklin’s stockholders from a financial point of view than the Merger. An Acquisition Proposal which is received and considered by the Franklin in compliance with this Section 6.8 hereof and which meets the requirements set forth in clause (D) of the preceding sentence is herein referred to as a “Superior Proposal.” Franklin agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. Franklin agrees that it will notify First Place if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Franklin or any of its representatives.

6.9 Certain Policies. Prior to the Effective Time, Franklin shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, investment portfolio, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) (collectively the “Policies and Practices”) so as to be applied on a basis that is consistent with that of First Place; provided that in any event, no modification or change to the Policies and Practices made by Franklin pursuant to this Section 6.9 hereof shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. First Place shall provide such assistance and direction to Franklin as is necessary in conforming to such Policies and Practices between the date of this Agreement until the Effective Time. The recording of any such modifications or changes shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Franklin or its management with any such modifications or changes.

6.10 NASDAQ Listing. First Place agrees to use its reasonable best efforts to list, prior to the Effective Time, on the NASDAQ the shares of First Place Common Stock to be issued in connection with the Merger.

6.11 Indemnification.

(a) From and after the Effective Time through the fifth anniversary of the Effective Time, First Place and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Franklin, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Franklin or its Subsidiaries or is or was serving at the request of Franklin or its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Franklin Articles of Incorporation, the Franklin Bylaws, and/or any agreement, arrangement or understanding which has been Previously Disclosed to First Place by Franklin pursuant to this Section 6.11 hereof, in each case as in effect on the date hereof.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.11 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior to Effective Time, First Place shall cause the persons serving as directors and officers of Franklin and its Subsidiaries immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Franklin for a period of three years after the Effective Time (provided that First Place may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Franklin’s existing coverage limits) with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall First Place be required to expend for any one year an amount in excess of 125% of the aggregate premiums paid by Franklin in 2003 on an annualized basis for such purpose (which aggregate premiums on an annualized basis are disclosed in Section 6.11(c) of the Franklin Disclosure Schedule) (the “Insurance Amount”), and further provided that if First Place is unable to maintain or obtain the insurance called for by this Section 6.11 hereof as a result of the preceding provision, First Place shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

(d) If First Place or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of First Place or the surviving company shall assume the obligations set forth in this Section 6.11 hereof prior to or simultaneously with the consummation of such transaction.

(e) The provision of this Section 6.11 shall survive the Closing of this Merger.

6.12 Benefit Plans.

(a) First Place shall take all reasonable action so that either contemporaneous with or as soon as administratively practicable after the Effective Time, employees of Franklin who become employees of First Place shall be entitled to coverages under retirement benefit plans that provide substantially comparable retirement benefits in place at Franklin and its Subsidiaries that are set forth on Schedule 3.11 of the Franklin Disclosure Schedule prior to the Effective Time, excluding those insurance policies and programs listed on Schedule 3.11. Notwithstanding the foregoing, nothing in this Agreement shall require that First Place either continue the Franklin Employee Stock Ownership Plan (“Franklin ESOP”), make contributions to the Franklin ESOP to the extent it is continued or to permit Franklin employees to participate in the First Place Employee Stock Ownership Plan. Nothing herein shall limit the ability of First Place to amend or terminate any of Franklin’s Benefit Plans in accordance with their terms at any time.

(b) At and following the Effective Time, First Place shall honor, and First Place shall continue to be obligated to perform, in accordance with their terms, contractual rights of, current and former employees of Franklin existing as of the Effective Time, as well as all employment or “change-in-control” agreements of Franklin which are Previously Disclosed, subject in each case as the same may be modified or terminated with respect to certain executive officers of Franklin in accordance with any applicable terms. The severance or termination payments which are payable pursuant to such agreements, plans or policies of Franklin (which have been quantified in reasonable detail as of the date hereof) are set forth in Schedule 6.12(b) of the Franklin Disclosure Schedule and shall be subject to the limitations under Section 280(G) of the Code.

(c) At such time as employees of Franklin become eligible to participate in a medical, dental or health plan of First Place or its Subsidiaries, First Place shall cause each such plan to (i) provide full credit for under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time. First Place shall assume full responsibility for providing COBRA continuation coverage to current and former Franklin employees who are M&A Qualified Beneficiaries as the term is defined in Treas. Reg. §§ 54.4980B-1 – B-10.

(d) Those employees (other than employees listed in Schedule 6.12(b) and/or temporary and/or co-operative employees) of Franklin or its Subsidiaries who are terminated on the Effective Time or because First Place identifies them for inclusion in a force reduction as a result of the pending merger and who sign and deliver a termination and release agreement in the form acceptable to First Place, shall be entitled to severance pay equal to two weeks of pay for each full year of service, subject to a minimum of two weeks and a maximum of twenty-six weeks. Such payments will be made within 30 days after the later of the Effective Time or the date the release becomes effective or the negotiated date of termination after the Effective Time. Employees employed by more than one corporation shall be eligible for severance pay based only on the corporation with which they have the longest service. If any corporation employing the employee also has a severance pay plan, any amounts paid pursuant to that plan shall reduce the amount that the employee will receive under this Section 6.12(d) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 6.12(d) hereof shall be construed or interpreted to limit or modify in any way First Place’s at will employment policy or provide any third party beneficiary rights to employees of Franklin or its Subsidiaries. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any pension plan). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay period.

(e) Within 30 days after the Effective Time and upon receiving an executed receipt and release from each Franklin employee on the Closing Date, First Place will pay the amounts to the Franklin Employees listed on Schedule 6.12(b) of the Franklin Disclosure Schedule, which shall be the full and only payment due to such Franklin Employees.

6.13 Notification of Certain Matters. Each of Franklin and First Place shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it and its respective Subsidiaries taken as a whole or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.14 Subsequent Interim and Annual Financial Statements. First Place will deliver to Franklin and Franklin will deliver to First Place (delivered to First Place no later than March 28, 2004) their respective Annual Reports on Form 10-K for the year ending June 30, 2003 and December 31, 2003, respectively, as filed with the SEC under the Exchange Act. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, First Place will deliver to Franklin and Franklin will deliver to First Place their respective Quarterly Reports on Form 10-Q, as filed with the SEC under the Exchange Act.

6.15 Board and Loan Committee Visitation Rights. Franklin and its Subsidiaries shall allow one representative designated by First Place to attend all meetings of Franklin’s and its Subsidiaries’ Boards of Directors in a nonvoting capacity, and in connection therewith, Franklin shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Franklin and its Subsidiaries provides to its Board of Directors. Franklin and its Subsidiaries shall also allow one representative of First Place to attend all meetings of Franklin Bank’s loan committee in a nonvoting capacity, and in connection therewith, Franklin Bank shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Franklin Bank provides to its loan committee.

6.16 Establish Regional Advisory Board. At the Effective Time, First Place intends to establish by resolution of the Board of Directors a regional advisory board (“Regional Advisory Board”) that will have the responsibility of providing advice to the First Place Board of Directors about Franklin Bank’s business and operations, market area, regional economic conditions and such other advisory responsibilities as determined by the First Place Board of Directors.

6.17 Current Information. During the period from the date of this Agreement to the Effective Time, Franklin will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of First Place and to report (i) the general status of the ongoing operations of Franklin and its Subsidiaries; (ii) the status of, and the action proposed to be taken with respect to, those Loans held by it or any Subsidiary as well as its non-performing assets; (iii) the origination of all Loans other than 1-4 family residential mortgage loans and consumer loans; (iv) changes in its deposit balances equal to or more than $2.0 million; and (v) any material changes in its pricing of deposits. Franklin will promptly notify the other of any material change in the normal course of business or in the operation of its properties or the properties of any of its Subsidiaries and all regulatory communications and governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving itself or any of its Subsidiaries, and will keep First Place fully informed of such events.

6.18 Execution and Authorization of Bank Merger Agreement. On the date of this Agreement, (a) First Place shall have (i) caused the Board of Directors of the Bank to approve the Bank Merger Agreement, (ii) caused the Bank to execute and deliver the Bank Merger Agreement, and (iii) approved the Bank Merger Agreement as the sole stockholder of the Bank, and (b) Franklin shall have (i) caused the Board of Directors of Franklin Bank to approve the Bank Merger Agreement, (ii) caused Franklin Bank to execute and deliver the Bank Merger Agreement, and (iii) approved the Bank Merger Agreement as the sole stockholder of Franklin Bank. The Bank Merger Agreement shall be substantially in the form attached hereto as Annex C. As of the Closing Date, First Place intends to operate Franklin Bank, under the “Franklin Bank” name, as a division of First Place Bank, which may be discontinued in First Place’s sole discretion.

6.19 Notice Of Transactions. First Place will provide Franklin prior written notice of acquisitions by it or any of its Subsidiaries to acquire, an interest in any company or business (whether by a purchase of assets, purchase of stock or merger), (each an “Acquisition” for purposes of this Section only), involving an aggregate consideration exceeding $5,000,000.

6.20 Franklin Bank Dividend. Prior to the Effective Time, Franklin Bank will pay a cash dividend from Franklin Bank to Franklin in the maximum amount permitted, subject to applicable OCC Regulations. This dividend will be paid to Franklin prior to the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver by the parties hereto at or prior to the Effective Time each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of at least a majority of the outstanding shares of Franklin Common Stock entitled to vote thereon.

(b) NASDAQ Stock Market Listing. The shares of First Place Common Stock which shall be issued to the stockholders of Franklin upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Market, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger and the Subsidiary Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Subsidiary Merger or any of the other transactions contemplated by this Agreement or the Bank Merger Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Merger.

(f) Federal Tax Opinion. First Place and Franklin shall have received an opinion of Patton Boggs LLP, counsel to First Place (“First Place’s Counsel”), in form and substance reasonably satisfactory to both First Place and Franklin, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and Subsidiary Merger will be treated as reorganizations within the meaning of Section 368(a) of the Code. In rendering such opinion, First Place’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of First Place, Franklin, Franklin Bank and others, reasonably satisfactory to such counsel.

(g) No Burdensome Condition. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon First Place, Franklin, Franklin Bank, the Bank or any of their respective Subsidiaries that First Place, or Franklin, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to First Place or Franklin as to render inadvisable in the reasonable good faith judgment of First Place or Franklin, the consummation of the Merger (a “Burdensome Condition”).

7.2 Conditions to Obligations of First Place. The obligation of First Place to effect the Merger is also subject to the satisfaction or waiver by First Place at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Franklin set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. First Place shall have received a certificate dated as of the Closing Date signed on behalf of Franklin by the Chief Executive Officer and the Chief Financial Officer of Franklin to the foregoing effect.

(b) Performance of Obligations of Franklin. Franklin shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and First Place shall have received a certificate dated as of the Closing Date signed on behalf of Franklin by the Chief Executive Officer and the Chief Financial Officer of Franklin to such effect.

(c) Deposit of Certificates. Franklin shall have deposited with the Exchange Agent all Certificates surrendered by holders of Franklin Common Stock pursuant to Article II hereof.

(d) Receipt of Dividend. At or prior to the Effective Time, First Place shall have received regulatory approval for a dividend of up to $10.0 million from First Place Bank, which First Place contemplates applying toward the transactions contemplated by this Agreement.

(e) Change in Stockholder Equity. The aggregate amount of consolidated stockholders’ equity (including Franklin Common Stock, additional paid-in capital, retained earnings, accumulated other comprehensive income and excluding treasury stock) of Franklin immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with GAAP, consistently applied, shall not be less than $44,848,000. For purposes of this Section 7.2(e) hereof, (A) any expenses or accruals after the date hereof relating to (i) termination or funding of any of the Plans of Franklin or its Subsidiaries as contemplated herein, (ii) adjustments made to reflect expenses and losses in the market value of investments held by Franklin or its Subsidiaries, as required by GAAP, including SFAS 115, (iii) expenses, restructuring charges and transaction expenses (including but not limited to, accounting, investment banking and legal fees) associated with this Agreement and the transactions contemplated herein, or (iv) modification and amendments to loan and other policy and procedures as set forth under Section 6.9 hereof that adversely impact stockholders’ equity, shall be excluded for purposes of calculation of Franklin’s stockholders equity as contemplated herein

(f) Receipt of Option Cancellation Agreements. Franklin shall have delivered executed Option Cancellation Agreements from all of the Franklin Optionholders at or prior to the Effective Time.

(g) Receipt of Voting Agreements. Franklin shall have delivered executed voting agreements from its executive officers and directors on the date of this Agreement.

(h) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Institution pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of Franklin or any Subsidiary of Franklin under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except where the failure to obtain such consent, approval or waiver would not have a Materially Adversely Effect the economic or business benefits of the transactions contemplated by this Agreement to First Place as to render inadvisable, in the reasonable good faith judgment of First Place, the consummation of the Merger.

(i) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(j) Franklin Account Database. Franklin will have caused its Core system database (Eastpoint) to contain only current open accounts and those accounts closed after January 1, 2003, with closed accounts prior to January 1, 2003 being purged from the database.

(k) Other Actions. Franklin shall have furnished First Place with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as First Place may reasonably request.

7.3 Conditions to Obligations of Franklin. The obligation of Franklin to effect the Merger is also subject to the satisfaction or waiver by Franklin at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of First Place set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Franklin shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to the foregoing effect.

(b) Performance of Obligations of First Place. First Place shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Franklin shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an injunction shall be pending.

(d) Deposit of Cash and Stock Consideration. First Place shall have deposited with the Exchange Agent the Cash Consideration and the Stock Consideration to be paid to holders of Franklin Common Stock pursuant to Article II hereof.

(e) Other Actions. First Place shall have furnished Franklin with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.3 hereof as Franklin may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Franklin:

(a) Mutual Consent. By mutual consent of Franklin and First Place in a written instrument, if the Board of Directors of each so determines by a two-thirds vote of the members of its entire Board;

(b) No Regulatory Approval. By either First Place or Franklin upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) hereof if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or (iii) there shall be a Burdensome Condition upon First Place, the Bank, Franklin or Franklin Bank.

(c) Delay. By either First Place or Franklin if the Merger shall not have been consummated on or before July 31, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) Franklin Stockholder Approval. By either First Place or Franklin (provided that if Franklin is the terminating party it shall not be in material breach of any of its obligations under Section 6.2 hereof) if any approval of the stockholders of Franklin required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) Material Breach of Representations. By either First Place or Franklin (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured within 30 days after notice with the breaching party failing to diligently pursue a cure to completion. No representation or warranty of Franklin or First Place shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean, with respect to a party hereto, actual knowledge of any officer of that party with the title, if any, ranking not less than senior vice president and that party’s in-house counsel, if any. “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of First Place and its Subsidiaries taken as a whole or Franklin and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of First Place or Franklin to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in thrift, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) changes in GAAP or regulatory accounting requirements applicable to thrifts, banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or Subsidiary Merger or restructuring charges taken in connection with the Merger or Subsidiary Merger, in each case in accordance with GAAP, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement, (e) actions or omissions of First Place or Franklin taken with the prior written consent of Franklin or First Place, as applicable, in contemplation of the transactions contemplated hereby, (f) the payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change-in-control or severance agreements as of the date hereof, and (g) acts of terrorism or war.

(f) Material Breach of Covenants. By either First Place or Franklin (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) hereof unless such breach shall have a Material Adverse Effect, as defined in Section 8.1(e) hereof, on the other party; or

(g) Failure to Recommend. By First Place, if (i) the Board of Directors of Franklin do not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the Board of Directors shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of First Place or (iii) Franklin fails to call, give proper notice of, convene and hold the Franklin Stockholder Meeting.

(h) Certain Tender or Exchange Offers. By First Place if a tender offer or exchange offer for 20% or more of the outstanding shares of Franklin Common Stock is commenced (other than by First Place or a Subsidiary thereof), and the Franklin Board recommends that the stockholders of Franklin tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten-business day period specified in Rule 14e-2(a) under the Exchange Act.

(i) Superior Proposal. At any time prior to the Franklin Stockholder Meeting, by Franklin in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by Franklin and the Franklin Board in full compliance with all of the requirements of Section 6.8 hereof, provided, however, that this Agreement may be terminated by Franklin pursuant to this Section 8.1(i) hereof only after the fifth business day following Franklin’s provision of written notice to First Place advising First Place that the Franklin Board is prepared to accept a Superior Proposal, and only if, during such five-business day period, First Place does not, in its sole discretion, make an offer to Franklin that the Franklin Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal.

(j) Decrease in Average Share Price. By Franklin, if the Average Share Price shall be less than $16.15 (as the same may be adjusted to reflect any Capital Change (as defined in Section 2.6 hereof)) and First Place does not exercise its option to increase the Cash Consideration and/or Stock Consideration (as provided below), prior to the expiration of the First Place Option Period (defined below) subject, however, to the following. During the First Place Option Period, First Place shall have the option during the three-day period following the Determination Date (“First Place Option Period”), in its sole and absolute discretion, of increasing the Stock Consideration or the Cash Consideration or a combination thereof to be received by the holders of Franklin

Common Stock such that the Per Share Cash Consideration and Per Share Stock Consideration or combination thereof is equal to $19.68 per share based upon the Average Share Price. If First Place makes an election contemplated by the preceding sentence by the end of the First Place Option Period, it shall give prompt written notice to Franklin of such election, the method it intends to pay the additional consideration (whether cash, stock or a combination thereof) and the amounts of additional Cash Consideration, Stock Consideration or combination thereof First Place will agree to pay at the Effective Time, whereupon no termination shall have occurred pursuant to this Section 8.1(j) hereof and this Agreement shall remain in effect in accordance with its terms, except as the total Cash Consideration or Stock Consideration and the Aggregate Merger Consideration shall have been so modified as provided in this Section 8.1(j) hereof, and any references in this Agreement to “Cash Consideration,” “Per Share Cash Consideration,” “Stock Consideration,” “Per Share Consideration,” and “Aggregate Merger Consideration” shall thereafter be deemed to refer to the as adjusted numbers pursuant to this Section 8.1(j) hereof. The additional consideration paid pursuant to this Section 8.1(j) will be allocated pro rata among those who have elected Stock Election Shares, the 50/50 Election and No Election (only with respect to the First Place Common Stock to be received). If First Place does not exercise its option to increase the consideration as provided above, and if Franklin elects to exercise its termination right as provided in the first sentence above, then Franklin must give written notice within a two-day period after the expiration of the First Place Option Period.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII hereof, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in this Section 8.2, Section 9.3 and 9.4 hereof and (ii) that termination will not relieve a breaching party from liability for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

(b) In recognition of the efforts, expenses and other opportunities foregone by First Place while structuring and pursuing the Merger, the parties hereto agree that Franklin shall pay to First Place a termination fee of $3.2 million (the “Termination Fee”) in the manner set forth below if:

(i) this Agreement is terminated by First Place pursuant to Section 8.1(g) or (h) hereof;

(ii) this Agreement is terminated by (A) First Place pursuant to Section(s) 8.1(e) and (f) hereof, (B) by First Place pursuant to Section 8.1(c) hereof (provided such delay is caused by Franklin), or (C) by either First Place or Franklin pursuant to Section 8.1(d) hereof (other than by reason of any breach by First Place or Franklin, respectively), and in the case of any termination pursuant to clause (A), (B) or (C) an Acquisition Proposal (as defined in Section 6.8 hereof) shall have been publicly announced or otherwise communicated or made known to the Franklin Board of Directors or any of its members (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of Franklin contemplated by this Agreement at the Franklin Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clause (A) or (B); or

(iii) this Agreement is terminated by Franklin pursuant to Section 8.1(i) hereof.

In the event the Termination Fee shall become payable pursuant to this Section 8.2(b) hereof, the Termination Fee shall be paid within five days following the date of termination of this Agreement. Any amount that becomes payable pursuant to this Section 8.2(b) hereof shall be paid by wire transfer of immediately available funds to an account designated by First Place. The sums paid under this Section 8.2(b) shall be the sole remedy available to First Place in the event of a termination of this Agreement under 8.2(b)(i), (ii) and (iii).

(c) Franklin and First Place agree that the agreement contained in Section 8.2(b) hereof is an integral part of the transactions contemplated by this Agreement, that without such agreement First Place would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Franklin. If Franklin fails to pay First Place the amounts due under paragraph (b) above within the time periods specified therein, Franklin shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Place in connection with any action in which First Place prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is (a) the last business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of First Place’s counsel unless another time, date or place is agreed to in writing by the parties hereto.

9.2 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, subject to Franklin’s consent, which consent shall not be unreasonably withheld, prior to the Effective Time, First Place shall be entitled to revise the structure of the Merger and/or the Subsidiary Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of Franklin to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Franklin. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.6(c), 8.1, 8.2 and this Article IX hereof, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive either Party hereto or any of their affiliates of any defense at law or in equity which otherwise would be available against the claims of any person.

9.4 Expenses. Except as costs and expenses may be payable pursuant to Section 8.2 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel shall be paid by the party incurring such expense, provided, however, that all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Subsidiary Merger and other transactions contemplated thereby shall be borne by First Place, provided, further, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to First Place, to:

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Attention: Steven R. Lewis

President and Chief Executive Officer

with a copy to:

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

Attention: Joseph G. Passaic, Jr.

(b)	if to Franklin, to:

Franklin Bancorp, Inc.

24725 West Twelve Mile Road

Southfield, Michigan 48034

Attention: David F. Simon

Chairman of the Board

with a copy to:

Bodman, Longley & Dahling LLP

100 Renaissance Center - 34th Floor

Detroit, Michigan 48243

Attention: Laurence B. Deitch

9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 10, 2003.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement entered into by First Place on September 5, 2003 and the Confidentiality Agreement entered into by Franklin on October 24, 2003 and the Bank Merger Agreement.

9.8 Governing Law. This Agreement shall be governed and construed in accordance with the law of the State of Delaware, without regard to any applicable conflicts of law.

9.9 Enforcement of the Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Severability. Except to the extent that application of this Section 9.10 hereof would have a Material Adverse Effect on Franklin or First Place and their respective Subsidiaries taken as a whole, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.11 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of the Agreement by the stockholders of either Franklin or First Place; provided, however, that after adoption of the Agreement by Franklin’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Franklin stockholders hereunder other than as contemplated by this Agreement or as otherwise required by applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.13 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, First Place and Franklin have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST PLACE FINANCIAL CORP.

By:	/s/ STEVEN R. LEWIS
Name: Steven R. Lewis
Title: President and Chief Executive Officer

Attest:

/s/ J. CRAIG CARR
Name: J. Craig Carr
Title: General Counsel and Secretary

FRANKLIN BANCORP, INC.

By:	/s/ DAVID F. SIMON
Name: David F. Simon
Title: Chairman of the Board

Attest:

/s/ DEAN A. FRIEDMAN
Name: Dean A. Friedman
Title: Secretary

ANNEX II

[OPINION OF HOVDE FINANCIAL LLC]

November 10, 2003

Board of Directors

Franklin Bancorp, Inc.

24725 West Twelve Mile Road

Southfield, MI 48034

Dear Members of the Board:

We understand that Franklin Bancorp, Inc. (“Franklin”), a Michigan corporation, and First Place Financial Corp. (“First Place”), a Delaware corporation, have entered into an Agreement and Plan of Merger dated November 10, 2003 (the “Agreement”), pursuant to which the Board of Directors of both Franklin and First Place have determined that it is in the best interests of their respective shareholders to enter into a transaction pursuant to which Franklin will be merged with and into First Place (the “Merger”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings attributed to them in the Agreement. As set forth in the Agreement, at Closing of the Merger, each share of Franklin Common Stock issued and outstanding, subject to the limitations set forth in the Agreement, shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of each holder thereof: (i) a cash amount equal to $21.00 (the “Per Share Cash Consideration”); or (ii) 1.137 shares of First Place Common Stock (the “Per Share Stock Consideration” or the “Exchange Ratio”); or (iii) a cash amount equal to $10.50 per share and 0.5685 shares of First Place Common Stock (the “50%/50% Cash/Stock Consideration”); or (iv) a combination of Per Share Cash Consideration and Per Share Stock Consideration. The “Aggregate Merger Consideration” shall be (i) the cash amount equal to (A) 50% of the number of shares of Franklin Common Stock issued and outstanding multiplied (B) by $21.00 (“Maximum Cash Consideration”) and (ii) the number of shares of First Place Common Stock equal to the product of (X) 50% of the number of shares of Franklin Common Stock issued and outstanding multiplied by (Y) 1.137 shares of First Place Common Stock. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger to the shareholders of Franklin.

Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Franklin, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with First Place, through our continued Merger negotiations and due diligence.

We were retained by Franklin to act as its financial advisor in connection with the Merger. We will receive compensation from Franklin in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Franklin has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of their businesses, affiliates of Hovde may actively trade the equity securities of Franklin for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Franklin and First Place;

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(iii)	reviewed certain internal financial statements and other financial and operating data concerning Franklin;

(iv)	analyzed certain financial projections prepared by the management of Franklin;

(v)	evaluated the pro forma contribution of Franklin’s assets, liabilities, equity and earnings to the pro forma company;

(vi)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(vii)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and,

(viii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Franklin and First Place and in the discussions with Franklin and First Place managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Franklin and First Place and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Franklin and First Place are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Franklin or First Place. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Franklin or First Place and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Franklin and First Place. In rendering this opinion, we have been advised by Franklin and First Place and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on First Place or the surviving corporation that would have a material adverse effect on First Place or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of First Place or the surviving corporation after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

Our opinion does not constitute a recommendation to any Franklin shareholder as to how such holder should vote with respect to the Agreement at any meeting of Franklin shareholders. Our opinion does not address the underlying business decision to proceed with the Merger. Other than as specifically set forth herein, we are not

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expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions.

This letter is solely for the information of the Board of Directors of Franklin and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Franklin Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Aggregate Merger Consideration, as described in the Agreement, that will be paid pursuant to the Agreement to the shareholders of Franklin is fair, from a financial point of view.

Sincerely,

HOVDE FINANCIAL LLC

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ANNEX III

[Form of Franklin Voting Agreement for Directors and Executive Officers of Franklin

(other than David. F. Simon) and David L. Shelp]

                         , 2003

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44482

Ladies and Gentlemen:

The undersigned is a director and/or executive officer of Franklin Bancorp, Inc. (the “Company”) or a director and/or executive officer of its principal subsidiary bank, Franklin Bank, National Association, and is the beneficial holder of shares of common stock, no par value, of the Company (“Common Stock”).

The Company and First Place Financial Corp. (“First Place”) are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”) contemplating a merger of the Company with and into First Place (the “Merger”), with First Place as the corporation surviving the Merger. The execution of the Merger Agreement by First Place is subject to the execution and delivery of this letter agreement. Capitalized terms used herein and not otherwise defined shall have meanings ascribed to them in the Merger Agreement.

In consideration of the substantial expenses that First Place will incur in connection with the transactions contemplated by the Merger Agreement and in order to induce First Place to execute the Merger Agreement and to proceed to incur such expenses, the undersigned agrees, undertakes and represents, in his capacity as a stockholder of the Company and not in his capacity as a director or officer of the Company, as follows:

1. The undersigned will vote or cause to be voted for adoption of the Merger Agreement all of the shares of the Company Common Stock the undersigned is entitled to vote with respect thereto, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except upon a termination of the Merger Agreement in the case of a Superior Proposal.

2. The undersigned will be present in person or by proxy at all meetings of stockholders of the Company called to vote for approval of the Merger so that all shares of Common Stock shall be counted for purposes of a quorum at each such meeting and, except upon a termination of the Merger Agreement in the case of a Superior Proposal, vote, or cause to be voted, for approval of the Merger all shares of Common Stock that, on the record date therefore, are beneficially owned by the undersigned or with respect to which the undersigned has the power to vote, and vote against any other proposal of a similar nature not involving First Place.

3. The undersigned agrees not to, subsequent to the date of the Merger Agreement, either: (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Common Stock now or hereafter beneficially owned by the undersigned (except, that nothing contained herein shall prohibit the undersigned from pledging any of such shares pursuant to a standard margin contract or arrangement in the ordinary course of business); or (b) deposit any shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of Franklin for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto. In the case of any transfer by operation of law, this letter agreement shall be binding upon and inure to the transferee. Any transfer or other disposition in violation of the terms of this paragraph 3 shall be null and void.

III-1

4. The undersigned represents that he or she has the capacity to enter into this Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

5. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, First Place shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

6. This letter agreement shall terminate upon the earlier to occur of: (a) the favorable vote of Company stockholders with respect to the approval of the Merger Agreement and the Merger; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the Effective Time (as defined in the Merger Agreement) of the Merger, except that any such termination shall be without prejudice to the rights of the undersigned arising out of any breach of any agreement or representation contained herein.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one document. This letter agreement constitutes the complete understanding between the undersigned and the Company concerning the subject matter hereof. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

Very truly yours,

Accepted and Agreed to as of the date first above written:

FIRST PLACE FINANCIAL CORP.

By:
Name: Steven R. Lewis
Title: President & Chief Executive Officer

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ANNEX IV

[Form of Franklin Voting Agreement

for Mr. Simon and PL Capital LLC]

                         , 2003

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44482

Ladies and Gentlemen:

The undersigned is a director and/or executive officer of Franklin Bancorp, Inc. (the “Company”) or a director and/or executive officer of its principal subsidiary bank, Franklin Bank, National Association, and is the beneficial holder of shares of common stock, no par value, of the Company (“Common Stock”).

The Company and First Place Financial Corp. (“First Place”) are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”) contemplating a merger of the Company with and into First Place (the “Merger”), with First Place as the corporation surviving the Merger. The execution of the Merger Agreement by First Place is subject to the execution and delivery of this letter agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

In consideration of the substantial expenses that First Place will incur in connection with the transactions contemplated by the Merger Agreement and in order to induce First Place to execute the Merger Agreement and to proceed to incur such expenses, the undersigned agrees, undertakes and represents, in his capacity as a stockholder of the Company and not in his capacity as a director or officer of the Company, as follows:

1. The undersigned will vote or cause to be voted for adoption of the Merger Agreement all of the shares of the Company Common Stock the undersigned is entitled to vote with respect thereto, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except upon a termination of the Merger Agreement in the case of a Superior Proposal.

2. The undersigned will be present in person or by proxy at all meetings of stockholders of the Company called to vote for approval of the Merger so that all shares of Common Stock shall be counted for purposes of a quorum at each such meeting and, except upon a termination of the Merger Agreement in the case of a Superior Proposal, vote, or cause to be voted, for approval of the Merger all shares of Common Stock that, on the record date therefore, are beneficially owned by the undersigned or with respect to which the undersigned has the power to vote, and vote against any other proposal of a similar nature not involving First Place.

3. The undersigned agrees not to, subsequent to the date of the Merger Agreement, either: (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Common Stock now or hereafter beneficially owned by the undersigned (except, that nothing contained herein shall prohibit the undersigned from pledging any of such shares pursuant to a standard margin contract or arrangement in the ordinary course of business); or (b) deposit any shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of Franklin for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto; provided, however, that the undersigned may transfer, pledge or assign of any shares of Common Stock to a Permitted Transferee, subject to such Permitted Transferee and the shares transferred being subsequently bound to the terms and conditions of this Voting Agreement. First Place must receive, within two days, notice of any transfer, pledge or assignment by the undersigned, which notice shall state the number of shares involved, the identity of the recipient, the basis for such recipient being deemed a “Permitted Transferee” and an explanation of the purpose of the transaction. “Permitted Transferee” means (1) if the undersigned is a natural person, (a) the spouse or any lineal descendant (including by adoption) of the undersigned, or (b) any trust (i) (including a charitable trust) of which is the trustee or (ii) which is established solely for the benefit of the undersigned or the undersigned’s spouse or any lineal descendant (including by adoption) and in the case of each of (b)(i) or (b)(ii) above the terms of any such trust is not inconsistent with the terms of this letter agreement, and (2) if the undersigned is not a natural person, (a) any affiliate of the undersigned or (b) an investment fund, the investments of which are controlled by the undersigned. In the case of any transfer by operation of law, this letter agreement shall be binding upon and inure to the transferee. Any transfer or other disposition in violation of the terms of this paragraph 3 shall be null and void.

4. The undersigned represents that he or she has the capacity to enter into this Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

5. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, First Place shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

6. The undersigned agrees that in connection with the Merger, that they will make the 50/50 Election for the shares beneficially owned by the undersigned, subject to the allocation requirements under Section 2.2(f) of the Merger Agreement. Further, the undersigned agrees not to sell or otherwise transfer any shares of First Place common stock received as consideration in the Merger prior to December 31, 2004. As a condition to the undersigned being able to transfer, pledge or assign shares of Common Stock beneficially owned, a Permitted Transferee will be required to make a Stock Election to the extent necessary to ensure that at least 50% of the undersigned beneficial ownership of Common Stock is converted into First Place common stock and such shares making up 50% of the undersigned beneficial ownership that are received by a Permitted Transferee shall be restricted from any sale or transfer by the Permitted Transferee prior to December 31, 2004.

7. This letter agreement shall terminate upon the earlier to occur of: (a) the termination of the Merger Agreement in accordance with its terms; or (b) December 31, 2004, except that any such termination shall be without prejudice to the rights of the undersigned arising out of any breach of any agreement or representation contained herein.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one document. This letter agreement constitutes the complete understanding between the undersigned and the Company concerning the subject matter hereof. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

Very truly yours,

Accepted and Agreed to as of the date first above written:

FIRST PLACE FINANCIAL CORP.

By:
Name: Steven R. Lewis
Title: President & Chief Executive Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

In accordance with the General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles 10 and 11 of First Place Financial Corp.’s Amended and Restated Certificate of Incorporation provide as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent, or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 21. Exhibits and Financial Statement Schedules

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits (Filed herewith unless otherwise noted)

2.1	Agreement and Plan of Merger, dated November 10, 2003, by and between First Place Financial Corp. and Franklin Bancorp, Inc. included as Annex I to the Proxy Statement/Prospectus

3.1	Amended and Restated Certificate of Incorporation of First Place Financial Corp.

3.2	Bylaws of First Place Financial Corp., previously filed and incorporated by reference to First Place Financial Corp.’s Registration Statement on Form S-1 (File No. 333-63099), dated September 9, 1998**

4.0	Specimen stock certificate of First Place Financial Corp., previously filed and incorporated by reference to First Place Financial Corp. Registration Statement on Form S-1 (File No. 333-63099), dated September 9, 1998**

5.0	Opinion of Patton Boggs LLP

8.0	Form of Opinion and Consent of Patton Boggs LLP as to certain Federal Income Tax matters

10.1	Form of Change in Control Agreement between First Place Bank and Mr. Craig L. Johnson*

10.2	Form of Change in Control Agreement between First Place Bank and Mr. Michael A. King*

21.1	Subsidiaries, previously filed and incorporated by reference to First Place Financial Corp. Annual Report on Form 10-K for the period ended June 30, 2003 and filed on September 29, 2003**

23.1	Consent of Patton Boggs LLP (included in Exhibits 5.0 and 8.0)

23.2	Consent of Crowe Chizek and Company LLC

23.3	Consent of Grant Thornton LLP

24.0	Power of Attorney (located on the signature page hereto)

99.1	Franklin Bancorp, Inc. Proxy Card*

99.2	Opinion of Hovde Financial LLC included as Annex II to the Proxy Statement/Prospectus

99.3	Election Form to Franklin Shareholders*

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 22. Undertakings.

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Ohio on December 23, 2003.

FIRST PLACE FINANCIAL CORP.

By:	/s/ STEVEN R. LEWIS
Steven R. Lewis
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven R. Lewis and David L. Mead, jointly and severally, each in his own capacity, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Date

/s/ STEVEN R. LEWIS Steven R. Lewis	President, Chief Executive Officer and Director (principal executive officer)	December 23, 2003

/s/ DAVID L. MEAD David L. Mead	Chief Financial Officer (principal financial and accounting officer)	December 23, 2003

/s/ W. TERRY PATRICK W. Terry Patrick	Chairman of the Board	December 23, 2003

/s/ A. GARY BITONTE, M.D. A. Gary Bitonte, M.D.	Director	December 23, 2003

/s/ DONALD CAGIGAS Donald Cagigas	Director	December 23, 2003

/s/ MARIE IZZO CARTWRIGHT Marie Izzo Cartwright	Director	December 23, 2003

/s/ JEFFREY L. FRANCIS Jeffrey L. Francis	Director	December 23, 2003

/s/ GEORGE J. GENTITHES George J. Gentithes	Director	December 23, 2003

/s/ ROBERT P. GRACE Robert P. Grace	Director	December 23, 2003

/s/ THOMAS M. HUMPHRIES Thomas M. Humphries	Director	December 23, 2003

/s/ EARL T. KISSELL Earl T. Kissell	Director	December 23, 2003

/s/ E. JEFFREY ROSSI E. Jeffrey Rossi	Director	December 23, 2003

/s/ SAMUEL A. ROTH Samuel A. Roth	Director	December 23, 2003

/s/ WILLIAM A. RUSSELL William A. Russell	Director	December 23, 2003

/s/ RONALD P. VOLPE, PH.D. Ronald P. Volpe, Ph.D.	Director	December 23, 2003

/s/ ROBERT L. WAGMILLER Robert L. Wagmiller	Director	December 23, 2003